As filed with the Securities and Exchange Commission on November 16, 2005
Registration No. 333-128880

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Calumet Specialty Products Partners, L.P.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	2911	37-1516132
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
2780 Waterfront Pkwy E. Drive
Suite 200
Indianapolis, Indiana 46214
(317) 328-5660
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)
R. Patrick Murray, II
2780 Waterfront Pkwy E. Drive
Suite 200
Indianapolis, Indiana 46214
(317) 328-5660
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

David Oelman Catherine Gallagher Vinson & Elkins L.L.P. 1001 Fannin Street, Suite 2300 Houston, Texas 77002 (713) 758-2222	Joshua Davidson Timothy S. Taylor Baker Botts L.L.P. 910 Louisiana Street Houston, Texas 77002 (713) 229-1234

       Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

       If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐
       If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
       If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
       If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
       If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

       The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion. Dated November 16, 2005.
PROSPECTUS
6,450,000 Common Units
Calumet Specialty Products Partners, L.P.
Representing Limited Partner Interests
       We are offering 6,450,000 common units, including $15.0 million of common units that will be offered directly by us to three individuals related to the chairman of the board of directors of our general partner. This is the initial public offering of our common units.
       Prior to this offering, there has been no public market for the common units. It is currently estimated that the initial public offering price per common unit will be between $         and $         . We have applied to have our common units quoted on the NASDAQ National Market under the symbol “CLMT.”
       See “Risk Factors” on page 14 to read about factors you should consider before buying the common units.
       These risks include the following:

•	We may not have sufficient cash from operations to pay the minimum quarterly distribution of $0.45 per quarter, or $1.80 per year, following the establishment of cash reserves and payment of fees and expenses, including payments to our general partner.

•	Refining margins are volatile and at historical highs and a reduction in our refining margins will adversely affect the amount of cash we will have available for distribution.

•	Our hedging activities may reduce our earnings, profitability and cash flows.

•	We depend on certain key crude oil gatherers for a significant portion of our supply of crude oil.

•	Our general partner and its affiliates have conflicts of interest and limited fiduciary duties, which may permit them to favor their own interests to your detriment.

•	Unitholders have limited voting rights and are not entitled to elect our general partner or its directors.

•	Even if unitholders are dissatisfied, they cannot initially remove our general partner without its consent.

•	You will experience immediate and substantial dilution of $17.16 per common unit.

•	You may be required to pay taxes on income from us even if you do not receive any cash distributions from us.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Common Unit	Total

Initial public offering price	$	$
Underwriting discount(1)(2)	$	$
Proceeds before expenses to Calumet Specialty Products Partners, L.P.	$	$

(1)	The underwriters will not receive any underwriting discount or commission on $15.0 million of common units offered directly by us to three individuals related to our chairman (representing 731,818 common units at the assumed initial public offering price of $22.00 less the underwriting discount per unit for the common units being sold to the public).

(2)	Excludes a structuring fee of $ to be paid to Goldman, Sachs & Co.

       We have granted the underwriters a 30-day option to purchase up to 857,727 common units on the same terms and conditions as set forth above to cover over-allotment of common units, if any.
       The underwriters expect to deliver the common units against payment in New York, New York on                    , 2005.
Goldman, Sachs & Co.
Prospectus dated                    , 2005.

Princeton Refinery
Cotton Valley Refinery
Louisiana
Shreveport Refinery

i

ii

       You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.
       References in this prospectus to “Calumet Specialty Products Partners,” “we,” “our,” “us” or like terms, when used in a historical context, refer to the assets of Calumet Lubricants Co., Limited Partnership and its subsidiaries that are being contributed to Calumet Specialty Products Partners, L.P. and its subsidiaries in connection with this offering. When used in the present tense or prospectively, those terms refer to Calumet Specialty Products Partners, L.P. and its subsidiaries. References in this prospectus to “our general partner” refer to Calumet GP, LLC.

iii

SUMMARY
       This summary provides a brief overview of information contained elsewhere in this prospectus. Because it is abbreviated, this summary does not contain all of the information that you should consider before investing in the common units. You should read the entire prospectus carefully, including the historical and pro forma financial statements and the notes to those financial statements. The information presented in this prospectus assumes (1) an initial public offering price of $22.00 per common unit and (2) that the underwriters’ over-allotment option to purchase additional units is not exercised. You should read “Risk Factors” beginning on page 14 for more information about important risks that you should consider carefully before buying our common units. We include a glossary of some of the terms used in this prospectus as Appendix B.
Calumet Specialty Products Partners, L.P.
       We are a leading independent producer of high-quality, specialty hydrocarbon products in North America. Our business is organized into two segments: specialty products and fuel products. In our specialty products segment, we process crude oil into a wide variety of customized lubricating oils, solvents and waxes. Our specialty products are sold to domestic and international customers who purchase them primarily as raw material components for basic industrial, consumer and automotive goods. In our fuel products segment, we process crude oil into a variety of fuel and fuel-related products including unleaded gasoline, diesel fuel and jet fuel. In connection with our production of specialty products and fuel products, we also produce asphalt and a limited number of other by-products. For the nine months ended September 30, 2005, approximately 53.7% of our gross profit was generated from our specialty products segment and approximately 46.3% of our gross profit was generated from our fuel products segment.
       Our operating assets consist of our:

•	Princeton Refinery. Our Princeton refinery, with an aggregate crude oil throughput capacity of approximately 10,000 barrels per day (“bpd”) and located in northwest Louisiana, produces specialty lubricating oils, including process oils, base oils, transformer oils and refrigeration oils that are used in a variety of industrial and automotive applications.

•	Cotton Valley Refinery. Our Cotton Valley refinery, with an aggregate crude oil throughput capacity of approximately 13,500 bpd and located in northwest Louisiana, produces specialty solvents that are used principally in the manufacture of paints, cleaners and automotive products.

•	Shreveport Refinery. Our Shreveport refinery, with an aggregate crude oil throughput capacity of approximately 42,000 bpd and located in northwest Louisiana, produces specialty lubricating oils and waxes, as well as fuel products such as gasoline, diesel fuel and jet fuel.

•	Distribution and Logistics Assets. We own and operate a terminal in Burnham, Illinois with a storage capacity of 130,000 barrels that facilitates the distribution of our products in the upper Midwest and East Coast regions of the United States and in Canada. In addition, we lease approximately 1,200 rail cars to receive crude oil or distribute our products throughout the United States and Canada. We also have approximately 4.5 million barrels of aggregate finished product storage capacity at our refineries.
Business Strategies
       Our management team is dedicated to increasing the amount of cash available for distribution on each limited partner unit by executing the following strategies:

•	Concentrate on stable cash flows.

•	Develop and expand our customer relationships.

•	Enhance profitability of our existing assets.

•	Pursue strategic and complementary acquisitions.

Competitive Strengths
       We believe that we are well positioned to execute our business strategies successfully based on the following competitive strengths:

•	We offer our customers a diverse range of specialty products.

•	We have strong relationships with a broad customer base.

•	Our refineries have advanced technology.

•	We have an experienced management team.

Risk Factors
       An investment in our common units involves risks associated with our business, regulatory and legal matters, our limited partnership structure and the tax characteristics of our common units. Please carefully read “Risk Factors” immediately following this “Summary” beginning on page 14.
Formation Transactions and Partnership Structure
       We are a Delaware limited partnership formed in September 2005 to acquire, own and operate the assets that have historically been owned by Calumet Lubricants Co., Limited Partnership.
       In connection with this offering and the related formation transactions:

•	we will issue to the current owners of Calumet Lubricants Co., Limited Partnership (The Heritage Group, a privately-owned general partnership that invests in a variety of industrial companies, the Fehsenfeld and Grube families or trusts set up on their behalf, and certain of their affiliates) 5,758,273 common units and 13,066,000 subordinated units, representing a 73.0% limited partner interest in us, in exchange for the contribution of their ownership interests in Calumet Lubricants Co., Limited Partnership;

•	we will issue to our general partner, Calumet GP, LLC, a 2% general partner interest in us and all of our incentive distribution rights, which will entitle our general partner to increasing percentages of the cash we distribute in excess of $0.495 per unit per quarter;

•	we will enter into new senior secured credit facilities;

•	we will enter into an omnibus agreement with The Heritage Group and certain of its affiliates pursuant to which The Heritage Group and certain of its affiliates will generally agree not to compete with us in the business of refining or marketing certain fuels and specialty hydrocarbon products;

•	we will sell 5,718,182 common units to the public in this offering, representing a 22.2% limited partner interest in us; and

•	we will sell 731,818 common units, representing a 2.8% limited partner interest in us, to Messrs. Fred M. Fehsenfeld, Sr., the father of our chairman, Mac Fehsenfeld, the uncle of our chairman, and Frank B. Fehsenfeld, the uncle of our chairman (collectively, the “Fehsenfeld Investors”).

       The principal difference between our common units and subordinated units is that, in any quarter during the subordination period, holders of the subordinated units are entitled to receive the minimum quarterly distribution of $0.45 per unit only after the common units have received the minimum quarterly distribution plus arrearages from prior quarters. Subordinated units will not accrue arrearages. The subordination period will end if we meet the financial tests in our partnership agreement, but it generally cannot end before December 31, 2010. Please read “— The Offering” for a description of the subordination period.
       We believe that conducting our operations through a publicly traded limited partnership will offer us the following advantages:

•	access to public equity and debt capital markets;

•	a lower cost of capital for expansions and acquisitions;

•	an enhanced ability to use equity securities as consideration in future acquisitions; and

•	an overall lower effective income tax rate to our unitholders than if we were a corporation.
Holding Company Structure
       As is common with publicly traded limited partnerships and in order to maximize operational flexibility, we will conduct our operations through subsidiaries. In order to be treated as a partnership for federal income tax purposes, we must generate 90% or more of our gross income from certain qualifying sources, such as the refining of crude oil and other feedstocks and the marketing of finished petroleum products. However, the income derived from the marketing of these products to certain end-users, such as governmental entities and airlines, is not considered qualifying income for federal income tax purposes. As a result, we plan on marketing products to these non-qualifying end-users through Calumet Reseller, Inc., a corporate subsidiary of our operating company, Calumet Operating, LLC. Sales from activities conducted by our corporate subsidiary will be taxed at the applicable corporate income tax rate. Dividends received by us from our corporate subsidiary constitute qualifying income. For a more complete description of this qualifying income requirement, please read “Material Tax Consequences— Partnership Status.”
       The diagram on the following page depicts our organization and ownership after giving effect to the offering and the related formation transactions.

Organizational Structure After the Transactions

Ownership of Calumet Specialty Products Partners, L.P.
Public Common Units	22.2%
Common Units to be purchased by the Fehsenfeld Investors	2.8%
Common Units owned by Affiliates of our General Partner	22.3%
Subordinated Units owned by Affiliates of our General Partner	50.7%
General Partner Interest	2.0%

Total	100%

Management and Ownership of Calumet Specialty Products Partners, L.P.
       Calumet GP, LLC, our general partner, has sole responsibility for conducting our business and for managing our operations. The Heritage Group and the Fehsenfeld and Grube families and their family trusts own our general partner. For information about the executive officers and directors of our general partner, please read “Management — Directors and Executive Officers.” Our general partner will not receive any management fee or other compensation in connection with its management of our business but will be entitled to be reimbursed for all direct and indirect expenses incurred on our behalf. Our general partner will also be entitled to distributions on its general partner interest and, if specified requirements are met, on its incentive distribution rights. Please read “Certain Relationships and Related Party Transactions” and “Management — Executive Compensation.”
       Neither our general partner nor the board of directors of our general partner will be elected by our unitholders. Unlike shareholders in a publicly traded corporation, our unitholders will not be entitled to elect the directors of our general partner.
Principal Executive Offices and Internet Address
       Our principal executive offices are located at 2780 Waterfront Pkwy E. Drive, Suite 200, Indianapolis, Indiana 46214 and our telephone number is (317) 328-5660. Our website is located at http://www.calumetspecialty.com. We expect to make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission, or SEC, available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.
Summary of Conflicts of Interest and Fiduciary Duties
       Calumet GP, LLC, our general partner, has a legal duty to manage us in a manner beneficial to our unitholders. This legal duty originates in statutes and judicial decisions and is commonly referred to as a “fiduciary duty.” The officers and directors of our general partner also have fiduciary duties to manage our general partner in a manner beneficial to its owners. As a result of this relationship, conflicts of interest may arise in the future between us and our unitholders, on the one hand, and our general partner and its affiliates on the other hand. For a more detailed description of the conflicts of interest and fiduciary duties of our general partner, please read “Conflicts of Interest and Fiduciary Duties.”
       Our partnership agreement limits the liability and reduces the fiduciary duties of our general partner to our unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions that might otherwise constitute a breach of our general partner’s fiduciary duties owed to unitholders. By purchasing a common unit, you are treated as having consented to various actions contemplated in our partnership agreement and conflicts of interest that might otherwise be considered a breach of fiduciary or other duties under applicable state law. Please read “Conflicts of Interest and Fiduciary Duties — Fiduciary Duties” for a description of the fiduciary duties imposed on our general partner by Delaware law, the material modifications of these duties contained in our partnership agreement and certain legal rights and remedies available to unitholders.

The Offering

Common units offered	6,450,000 common units, including 731,818 common units offered to the Fehsenfeld Investors that will not be underwritten and will be sold directly by us.

7,307,727 common units, if the underwriters exercise their over-allotment option in full.

Units outstanding after this offering	12,208,273 common units, representing a 47.3% limited partner interest in us, and 13,066,000 subordinated units, representing a 50.7% limited partner interest in us.

13,066,000 common units and 13,066,000 subordinated units, each representing a 49.0% limited partner interest in us, if the underwriters exercise their over-allotment option in full.

Use of proceeds	We intend to use the estimated net proceeds of approximately $127.0 million from this offering, after deducting underwriting discounts and commissions and estimated offering and related formation transaction expenses of approximately $5.0 million, to:

• repay $119.7 million in term loans under our new credit facilities; and

• pay $7.3 million of prepayment penalties and fees to our lenders.

If the underwriters exercise their over-allotment option to purchase additional common units, we will use the net proceeds to repay additional borrowings under our term loans.

Cash distributions	We will make minimum quarterly distributions of $0.45 per unit to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner.

Within 45 days after the end of each quarter, beginning with the quarter ending March 31, 2006, we will distribute our available cash to unitholders of record on the applicable record date. We will adjust the minimum quarterly distribution for the period from the closing of the offering through the end of the quarter in which the offering occurs based on the actual length of the period.

In general, we will pay any cash distributions we make each quarter in the following manner:

• first, 98% to the holders of common units and 2% to our general partner, until each common unit has received a minimum quarterly distribution of $0.45 plus any arrearages from prior quarters;

• second, 98% to the holders of subordinated units and 2% to our general partner, until each subordinated unit has received a minimum quarterly distribution of $0.45; and

• third, 98% to all unitholders, pro rata, and 2% to our general partner, until each unit has received a distribution of $0.495.

If cash distributions to our unitholders exceed $0.495 per common unit in any quarter, our general partner will receive increasing percentages, up to 50%, of the cash we distribute in excess of that amount. We refer to the amount of these distributions in excess of the 2% general partner interest as “incentive distributions.” Please read “How We Make Cash Distributions — Incentive Distribution Rights.”

We must distribute all of our cash on hand at the end of each quarter, less reserves established by our general partner. We refer to this cash as “available cash,” and we define its meaning in our partnership agreement, in “How We Make Cash Distributions — Distributions of Available Cash — Definition of Available Cash” and in the glossary of terms attached as Appendix B. The amount of available cash may be greater than or less than the minimum quarterly distribution to be distributed on all units.

We believe that, based on the estimates contained and the assumptions listed under the caption “Our Cash Distribution Policy and Restrictions on Distributions,” we will have sufficient cash from operations to enable us to pay the full minimum quarterly distribution for the four quarters ending December 31, 2006 on all common units and subordinated units. Our pro forma cash available for distribution generated during the year ended December 31, 2004 would have been sufficient to allow us to pay approximately 81.1% of the minimum quarterly distribution on the common units and none of the minimum quarterly distribution on the subordinated units. Our pro forma cash available for distribution generated during the twelve months ended September 30, 2005 would have been sufficient to allow us to pay the full minimum quarterly distribution on the common units and the subordinated units. Please read “Our Cash Distribution Policy and Restrictions on Distributions.”

Subordination period	During the subordination period, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.45 per quarter, plus any arrearages from prior quarters, before any distributions may be made on the subordinated units. The subordination period will extend until the first day of any quarter beginning after December 31, 2010 that each of the following tests are met:

(1) distributions of available cash from operating surplus on each of the outstanding common units, subordinated units and general partner units equaled or exceeded the minimum quarterly distributions on all such units for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

(2) the adjusted operating surplus generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units, subordinated units and general partner units during those periods on a fully diluted basis; and

(3) there are no arrearages in payment of minimum quarterly distributions on the common units.

When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis, and the common units will no longer be entitled to arrearages.

Issuance of additional units	In general, during the subordination period, we may issue up to 6,533,000 additional common units without obtaining unitholder approval. We can also issue an unlimited number of common units in connection with acquisitions and capital improvements that increase cash flow from operations per unit on an estimated pro forma basis. We can also issue additional common units if the proceeds are used to repay certain of our indebtedness. Please read “Units Eligible for Future Sale” and “The Partnership Agreement — Issuance of Additional Securities.”

Limited voting rights	Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, you will have only limited voting rights on matters affecting our business. You will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering, the owners of our general partner, certain of their affiliates and the Fehsenfeld Investors will own an aggregate of 77.4% of our common and subordinated units. This will give our general partner the practical ability to prevent its involuntary removal. Please read “The Partnership Agreement — Voting Rights.”

Limited call right	If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price not less than the then-current market price of the common units.

Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2008, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be % or less of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $1.80 per unit, we estimate that your average allocable federal taxable income per year will be no more than $ per unit. Please read “Material Tax Conse-

quences — Tax Consequences of Unit Ownership — Ratio of Taxable Income to Distributions.”

Material tax consequences	For a discussion of other material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read “Material Tax Consequences.”

Trading	We have applied to have our common units quoted on the NASDAQ National Market under the symbol “CLMT.”

Summary Historical and Pro Forma Financial and Operating Data
       The following table shows summary historical financial and operating data of Calumet Lubricants Co., Limited Partnership (“Calumet Predecessor”) and pro forma financial data of Calumet Specialty Products Partners, L.P. for the periods and as of the dates indicated. The summary historical financial data as of December 31, 2003 and 2004 and September 30, 2005 and for the years ended December 31, 2002, 2003 and 2004 and the nine months ended September 30, 2004 and 2005 are derived from the consolidated financial statements of Calumet Predecessor. The summary pro forma financial data as of September 30, 2005 and for the year ended December 31, 2004 and the nine months ended September 30, 2005 are derived from the unaudited pro forma financial statements of Calumet Specialty Products Partners, L.P. The pro forma adjustments have been prepared as if the transactions listed below had taken place on September 30, 2005, in the case of the pro forma balance sheet, or as of January 1, 2004, in the case of the pro forma statement of operations for the nine months ended September 30, 2005 and for the year ended December 31, 2004. The pro forma financial data give pro forma effect to:

•	the refinancing by Calumet Predecessor of its long-term debt obligations pursuant to new credit facilities it expects to enter into in the fourth quarter of 2005;

•	the retention of certain assets and liabilities of Calumet Predecessor by the owners of Calumet Predecessor;

•	the contribution of the ownership interests in Calumet Predecessor to Calumet Specialty Products Partners, L.P. in exchange for the issuance by Calumet Specialty Products Partners, L.P. to the owners of Calumet Predecessor of 5,758,273 common units, 13,066,000 subordinated units, the 2% general partner interest represented by 515,801 general partner units and the incentive distribution rights;

•	the sale by Calumet Specialty Products Partners, L.P. of 6,450,000 common units in this offering;

•	the payment of estimated underwriting commissions and other offering and transaction expenses; and

•	the repayment by Calumet Specialty Products Partners, L.P. of a portion of indebtedness under its new credit facilities.
       None of the assets or liabilities of Calumet Predecessor’s Rouseville wax processing facility, Reno wax packaging facility and Bareco wax marketing joint venture, which are included in the historical financial statements, will be contributed to us upon the closing of this offering.
       The following table includes the non-GAAP financial measures EBITDA and Adjusted EBITDA. For a reconciliation of EBITDA and Adjusted EBITDA to net income and cash flow from operating activities, our most directly comparable financial performance and liquidity measures calculated in accordance with GAAP, please read “— Non-GAAP Financial Measures.”
       We derived the information in the following table from, and that information should be read together with and is qualified in its entirety by reference to, the historical and pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus. The table should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Calumet Predecessor					Calumet Specialty Products
						Partners, L.P. Pro Forma

	Year Ended			Nine Months Ended			Nine Months
	December 31,			September 30,		Year Ended	Ended
						December 31,	September 30,
	2002	2003	2004	2004	2005	2004	2005

		(audited)
				(unaudited)		(unaudited)
	(Dollars in thousands, except per unit data)
Summary of Operations Data:
Sales	$316,350	$430,381	$539,616	$393,036	$894,981	$539,616	$894,981
Cost of sales	268,911	385,890	501,284	361,820	799,574	501,284	799,574

Gross profit	47,439	44,491	38,332	31,216	95,407	38,332	95,407
Operating costs and expenses:
Selling, general and administrative	9,066	9,432	13,133	10,286	11,998	13,133	11,998
Transportation	25,449	28,139	33,923	24,987	35,544	33,923	35,544
Taxes other than income	2,404	2,419	2,309	1,881	2,037	2,309	2,037
Other	1,392	905	839	572	618	839	618
Restructuring, decommissioning and asset impairments(1)	—	6,694	317	187	2,159	317	2,159

Total operating income (loss)	9,128	(3,098)	(12,189)	(6,697)	45,051	(12,189)	45,051
Other income (expense):
Equity in income (loss) of unconsolidated affiliates	2,442	867	(427)	(427)	—	(427)	—
Interest expense	(7,435)	(9,493)	(9,869)	(6,617)	(16,771)	(5,572)	(9,173)
Realized gain (loss) on derivative instruments	1,058	(961)	39,160	27,133	(812)	39,160	(812)
Unrealized gain (loss) on derivative instruments	—	7,228	(7,788)	5,299	(48,412)	(7,788)	(48,412)
Other	88	32	83	75	127	83	127

Total other income (expense)	(3,847)	(2,327)	21,159	25,463	(65,868)	25,456	(58,270)

Net income (loss) before income taxes	5,281	(5,425)	8,970	18,766	(20,817)	13,267	(13,219)
Pro forma income tax expense	—	—	—	—	—	—	90

Net income (loss)	$5,281	$(5,425)	$8,970	$18,766	$(20,817)	$13,267	$(13,309)

Basic and diluted pro forma net income per limited partner unit:
Common						$1.80	$1.35
Subordinated						$(0.69)	$(2.26)
Weighted average units:
Common						12,208,273	12,208,273
Subordinated						13,066,000	13,066,000
Balance Sheet Data (at period end):
Property, plant and equipment, net	$80,916	$89,938	$126,585		$127,454		$126,931
Total assets	217,915	216,941	318,206		444,896		443,518
Accounts payable	34,072	32,263	58,027		45,695		45,695
Long-term debt	141,968	146,853	214,069		313,398		193,735
Partners’ capital	30,968	25,544	34,514		6,412		124,855
Cash Flow Data:
Net cash flow provided by (used in):
Operating activities	$(4,326)	$7,048	$(612)	$5,061	$(97,769)
Investing activities	(9,924)	(11,940)	(42,930)	(4,672)	(9,564)
Financing activities	14,209	4,884	61,561	(382)	92,000
Other Financial Data:
EBITDA	$18,592	$10,837	$25,766	$30,480	$3,368	$25,766	$3,368
Adjusted EBITDA	16,277	10,554	36,304	29,191	58,203	36,304	58,203
Operating Data (bpd):
Total sales volume(2)	19,110	23,616	24,658	24,891	45,317
Total feedstock runs(3)	21,665	25,007	26,209	26,570	48,876
Total refinery production(4)	21,586	25,204	26,300	26,760	46,872

(1)	Incurred in connection with the decommissioning of the Rouseville, Pennsylvania facility, the termination of the Bareco joint venture and the closing of the Reno, Pennsylvania facility, none of which will be contributed to Calumet Specialty Products Partners, L.P.

(2)	Total sales volume includes sales from the production of our refineries and sales of inventories.

(3)	Feedstock runs represents the barrels per day of crude oil and other feedstocks processed at our refineries.

(4)	Total refinery production represents the barrels per day of specialty products and fuel products yielded from processing crude oil and other refinery feedstocks at our refineries.

Non-GAAP Financial Measures
       We include in this prospectus the non-GAAP financial measures EBITDA and Adjusted EBITDA, and provide reconciliations of EBITDA and Adjusted EBITDA to net income and cash flow from operating activities, our most directly comparable financial performance and liquidity measures calculated and presented in accordance with GAAP.
       EBITDA and Adjusted EBITDA are used as supplemental financial measures by our management and by external users of our financial statements such as investors, commercial banks, research analysts and others, to assess:

•	the financial performance of our assets without regard to financing methods, capital structure or historical cost basis;

•	the ability of our assets to generate cash sufficient to pay interest costs and support our indebtedness;

•	our operating performance and return on capital as compared to those of other companies in our industry, without regard to financing or capital structure; and

•	the viability of acquisitions and capital expenditure projects and the overall rates of return on alternative investment opportunities.

       We define EBITDA as net income plus interest expense, taxes and depreciation and amortization. We define Adjusted EBITDA to be Consolidated EBITDA as defined in our new credit facilities. Consistent with that definition, Adjusted EBITDA represents (1) net income plus (2) (a) interest expense; (b) taxes; (c) depreciation and amortization; (d) unrealized losses from derivatives; (e) restructuring, decommissioning and asset impairments and extraordinary gains and losses; and (f) prepaid expenses and accrued expenses net of cash outlays; minus (3) unrealized gains from derivatives. We are required to report Adjusted EBITDA to our lenders under our new credit facilities and it will be used to determine our compliance with the consolidated leverage test thereunder. We will be required to maintain a consolidated leverage ratio of consolidated debt to Adjusted EBITDA, after giving effect to any proposed distributions, of no greater than 3.75 to 1 in order to make distributions to our unitholders.
       EBITDA and Adjusted EBITDA should not be considered alternatives to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with GAAP. Our EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of another company because all companies may not calculate EBITDA and Adjusted EBITDA in the same manner. The following tables present a reconciliation of EBITDA and Adjusted EBITDA to net income and cash flow from operating activities, our most directly comparable GAAP financial performance and liquidity measures, for each of the periods indicated:

	Calumet Predecessor
						Calumet Specialty Products
						Partners, L.P. Pro Forma
				Nine Months
				Ended			Nine Months
	Year Ended December 31,			September 30,		Year Ended	Ended
						December 31,	September 30,
	2002	2003	2004	2004	2005	2004	2005

	(In thousands)
Reconciliation of Adjusted EBITDA and EBITDA to net income:
Net income (loss)	$5,281	$(5,425)	$8,970	$18,766	$(20,817)	$13,267	$(13,309)
Add:
Interest expense	7,435	9,493	9,869	6,617	16,771	5,572	9,173
Depreciation and amortization	5,876	6,769	6,927	5,097	7,414	6,927	7,414
Income tax expense	—	—	—	—	—	—	90

EBITDA	$18,592	$10,837	$25,766	$30,480	$3,368	$25,766	$3,368

Add:
Unrealized losses (gains) from derivatives	$—	$(7,228)	$7,788	$(5,299)	$48,412	$7,788	$48,412
Restructuring, decommissioning and asset impairments	—	6,694	317	187	2,159	317	2,159
Prepaid expenses and accrued expenses, net of cash outlays	(2,315)	251	2,433	3,823	4,264	2,433	4,264

Adjusted EBITDA	$16,277	$10,554	$36,304	$29,191	$58,203	$36,304	$58,203

				Nine Months
				Ended
	Year Ended December 31,			September 30,

	2002	2003	2004	2004	2005

		(In thousands)
Reconciliation of Adjusted EBITDA and EBITDA to net cash provided (used) by operating activities:
Net cash provided (used) by operating activities	$(4,326)	$7,048	$(612)	$5,061	$(97,769)
Add:
Interest expense	7,435	9,493	9,869	6,617	16,771
Restructuring charge	—	(874)	—	—	(1,693)
Provision for doubtful accounts	(16)	(12)	(216)	(135)	(195)
Equity in (loss) income of unconsolidated affiliates	2,442	867	(427)	(427)	—
Dividends received from unconsolidated affiliates	(2,925)	(750)	(3,470)	(3,470)	—
Changes in operating working capital:
Accounts receivable	1,025	4,670	19,399	18,681	65,077
Inventory	16,984	(15,547)	20,304	(4,882)	50,114
Other current assets	(1,295)	563	11,596	17,697	14,622
Derivative activity	3,682	6,265	(5,046)	3,686	(51,018)
Accounts payable	(9,587)	1,809	(25,764)	(12,194)	12,333
Accrued liabilities	2,622	(1,379)	(1,203)	(1,090)	(6,278)
Other, including changes in noncurrent assets and liabilities	2,551	(1,316)	1,336	936	1,404

EBITDA	$18,592	$10,837	$25,766	$30,480	$3,368

Add:
Unrealized losses (gains) from derivatives	$—	$(7,228)	$7,788	$(5,299)	$48,412
Restructuring, decommissioning and asset impairments	—	6,694	317	187	2,159
Prepaid expenses and accrued expenses, net of cash outlays	(2,315)	251	2,433	3,823	4,264

Adjusted EBITDA	$16,277	$10,554	$36,304	$29,191	$58,203

RISK FACTORS
       Limited partner interests are inherently different from capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. You should consider carefully the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common units.
       The following risks could materially and adversely affect our business, financial condition or results of operations. In that case, we might not be able to pay the minimum quarterly distribution on our common units, the trading price of our common units could decline and you could lose all or part of your investment.
Risks Related to Our Business
We may not have sufficient cash from operations to enable us to pay the minimum quarterly distribution following the establishment of cash reserves and payment of fees and expenses, including payments to our general partner.
       We may not have sufficient available cash from operations each quarter to enable us to pay the minimum quarterly distribution. Under the terms of our partnership agreement, we must pay expenses, including payments to our general partner, and set aside any cash reserve amounts before making a distribution to our unitholders. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which is primarily dependent upon our producing and selling quantities of fuels and specialty products, or refined products, at margins that are high enough to cover our fixed and variable expenses. Crude oil costs, fuels and specialty products prices and, accordingly, the cash we generate from operations, will fluctuate from quarter to quarter based on, among other things:

•	overall demand for specialty hydrocarbon products, fuels and other refined products;

•	the level of foreign and domestic production of crude oil and refined products;

•	our ability to produce fuels and specialty products that meet our customers’ unique and precise specifications;

•	the marketing of alternative and competing products;

•	the extent of government regulation;

•	results of our hedging activities; and

•	overall economic and local market conditions.

       In addition, the actual amount of cash we will have available for distribution will depend on other factors, some of which are beyond our control, including:

•	the level of capital expenditures we make, including those for acquisitions, if any;

•	our debt service requirements;

•	fluctuations in our working capital needs;

•	our ability to borrow funds and access capital markets;

•	restrictions on distributions and on our ability to make working capital borrowings for distributions contained in our credit facilities;

•	the amount of cash reserves established by our general partner for the proper conduct of our business.
For a description of additional restrictions and factors that may affect our ability to make cash distributions, please read “Cash Distribution Policy and Restrictions on Distributions.”

The amount of cash we have available for distribution to unitholders depends primarily on our cash flow and not solely on profitability.
       You should be aware that the amount of cash we have available for distribution depends primarily upon our cash flow, including cash flow from financial reserves and working capital borrowings, and not solely on profitability, which will be affected by non-cash items. As a result, we may make cash distributions during periods when we record losses and may not make cash distributions during periods when we record net income.
The assumptions underlying our estimate of cash available for distribution that we include in “Cash Distribution Policy and Restrictions on Distributions” are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those estimated.
       Our estimate of cash available for distribution for the twelve months ending December 31, 2006 set forth in “Cash Distribution Policy and Restrictions on Distributions” is based on assumptions that are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those estimated. Furthermore, our estimate of cash available for distribution for the twelve months ending December 31, 2006 exceeds the amount of available cash we need to pay the minimum quarterly distribution for four quarters on all of our units by less than 2%. If we do not achieve the estimated results, we may not be able to pay the full minimum quarterly distribution or any amount on the common units or subordinated units, in which event the market price of the common units may decline materially.
       The amount of available cash we need to pay the minimum quarterly distribution for four quarters on the common units, the subordinated units and the general partner interest to be outstanding immediately after this offering is approximately $46.2 million. Our pro forma cash available for distribution generated during the year ended December 31, 2004 would have been sufficient to allow us to pay approximately 81.1% of the minimum quarterly distribution on the common units and none of the minimum quarterly distribution on the subordinated units. For a calculation of our ability to make distributions to unitholders based on our pro forma results for 2004 and the twelve-month period ended September 30, 2005, and for an estimate of our ability to pay the full minimum quarterly distributions on the common and subordinated units and the 2% general partner interest for the twelve-month period ending December 31, 2006, please read “Cash Distribution Policy and Restrictions on Distributions.”
Refining margins are volatile and currently at historical highs, and a reduction in our refining margins will adversely affect the amount of cash we will have available for distribution to our unitholders.
       Our financial results are primarily affected by the relationship, or margin, between our specialty products and fuel prices and the prices for crude oil and other feedstocks. The cost to acquire our feedstocks and the price at which we can ultimately sell our refined products depend upon numerous factors beyond our control. Historically, refining margins have been volatile, and they are likely to continue to be volatile in the future. A widely used benchmark in the fuel products industry to measure market values and margins is the “3/2/1 crack spread,” which represents the approximate gross margin resulting from processing one barrel of crude oil, assuming that three barrels of a benchmark crude oil are converted, or cracked, into two barrels of gasoline and one barrel of heating oil. The 3/2/1 crack spread, as reported by Bloomberg L.P., averaged $3.04 per barrel between 1990 and 1999, $4.61 per barrel between 2000 and 2004, $6.52 per barrel in the first quarter of 2005, $9.10 per barrel in the second quarter of 2005 and $17.07 in the third quarter of 2005. Our actual refinery margins vary from the Gulf Coast 3/2/1 crack spread due to the actual crude oil used and products produced, transportation costs, regional differences, and the timing of the purchase of the feedstock and sale of the refined products, but we use the Gulf Coast 3/2/1 crack spread as an indicator of the volatility and general levels of refining margins. Because refining margins are volatile and are at historical highs, you should not assume that our current margins will be sustained. If our refining margins fall, it will adversely affect the amount of cash we will have available for distribution to our unitholders. Please read “Industry Overview — Fuel Products.”
       The price at which we sell specialty products, fuel and other refined products is strongly influenced by the commodity price of crude oil. If crude oil prices increase, our operating margins will fall unless we are able to pass along these price increases to our customers. While we have generally been able to pass on the costs associated with increased crude oil prices to our specialty product customers in the past, the increase in selling prices typically lags the rising cost of crude oil for specialty products. It is possible we may not be able to pass on all or any portion of the increased crude oil costs to our customers. Although we purchase forward crude oil supply contracts, enter into forward product agreements to hedge excess inventories and hedge our refined product margins to mitigate our commodity risk, we will not be able to eliminate this risk.
Because of the volatility of crude oil and refined products prices, our method of valuing our inventory may result in decreases in net income.
       The nature of our business requires us to maintain substantial quantities of crude oil and refined product inventories. Because crude oil and refined products are essentially commodities, we have no control over the changing market value of these inventories. Because our inventory is valued at the lower of cost or market value, if the market value of our inventory were to decline to an amount less than our cost, we would record a write-down of inventory and a non-cash charge to cost of sales. In a period of decreasing crude oil or refined product prices, our inventory valuation methodology may result in decreases in net income.
The price volatility of fuel and utility services may result in decreases in our earnings, profitability and cash flows.
       The volatility in costs of fuel, principally natural gas, and other utility services, principally electricity, used by our refinery and other operations affect our net income and cash flows. Fuel and utility prices are affected by factors outside of our control, such as supply and demand for fuel and utility services in both local and regional markets. Natural gas prices have historically been volatile. For example, daily prices as reported on the New York Mercantile Exchange (“NYMEX”) ranged between $4.57 and $8.75 per million British thermal units, or MMBtu, in 2004. During the first nine months of 2005, these prices ranged between $5.79 and $14.20 per MMBtu. Typically, electricity prices fluctuate with natural gas prices. Future increases in fuel and utility prices may have a material adverse effect on our results of operations. Fuel and utility costs constituted approximately 48.1% and 43.2% of our total operating expenses included in cost of sales for the year ended December 31, 2004 and the nine months ended September 30, 2005, respectively.
Our hedging activities may reduce our earnings, profitability and cash flows.
       We utilize derivative financial instruments related to the future price of crude oil, natural gas and crack spreads with the intent of reducing volatility in our cash flows due to fluctuations in commodity prices. We are not able to enter into derivative financial instruments to reduce the volatility of the prices of the specialty hydrocarbon products we sell as there is no established derivative market for such products. While our hedging program is designed to reduce commodity price risk, we remain exposed to fluctuations in commodity prices.
       Historically, we have not designated any of our derivative instruments as hedges in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities. According to SFAS 133, changes in the fair value of derivatives which have not been designated as hedges are to be recorded each period in earnings as reflected in unrealized gain (loss) on derivative instruments in the consolidated statements of operations. For the years ended December 31, 2003 and 2004, these unrealized gains (losses) were $7,228,000 and $(7,788,000), respectively. For the nine months ended September 30, 2004 and 2005, these unrealized gains (losses) were $5,299,000 and $(48,412,000), respectively.
       The extent of our commodity price exposure is related largely to the effectiveness and scope of our hedging activities. For example, the derivative instruments we utilize are based on posted market prices, which may differ significantly from the actual crude oil prices, natural gas prices or crack spreads that we realize in our operations. Furthermore, we have a policy to enter into derivative transactions related to only a portion of the volume of our expected production or fuel requirements and, as a result, we will continue to have direct commodity price exposure to the unhedged portion. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures about Market Risk.” Our actual future production or fuel requirements may be significantly higher or lower than we estimate at the time we enter into derivative transactions for such period. If the actual amount is higher than we estimate, we will have greater commodity price exposure than we intended. If the actual amount is lower than the amount that is subject to our derivative financial instruments, we might be forced to satisfy all or a portion of our derivative transactions without the benefit of the cash flow from our sale or purchase of the underlying physical commodity, resulting in a substantial diminution of our liquidity. As a result of these factors, our hedging activities may not be as effective as we intend in reducing the volatility of our cash flows, and in certain circumstances may actually increase the volatility of our cash flows. In addition, our hedging activities are subject to the risks that a counterparty may not perform its obligation under the applicable derivative instrument, the terms of the derivative instruments are imperfect, and our hedging policies and procedures are not properly followed. It is possible that the steps we take to monitor our derivative financial instruments may not detect and prevent violations of our risk management policies and procedures, particularly if deception or other intentional misconduct is involved.
If our general financial condition deteriorates, we may be limited in our ability to issue letters of credit which may affect our ability to enter into hedging arrangements or to purchase crude oil.
       We rely on our ability to issue letters of credit to enter into hedging arrangements in an effort to reduce our exposure to adverse fluctuations in the prices of crude oil, natural gas and crack spreads. We also rely on our ability to issue letters of credit to purchase crude oil feedstocks for our refineries. If, due to our financial condition or other reasons, we are limited in our ability to issue letters of credit or we are unable to issue letters of credit at all, we may be required to post substantial amounts of cash collateral to our hedging counterparties or crude oil suppliers in order to continue these activities, which would adversely affect our liquidity and our ability to distribute cash to our unitholders.
We depend on certain key crude oil gatherers for a significant portion of our supply of crude oil, and the loss of any of these key suppliers or a material decrease in the supply of crude oil generally available to our refineries could materially reduce our ability to make distributions to unitholders.
       We purchase crude oil from major oil companies as well as from various gatherers and marketers in Texas and North Louisiana. For the nine months ended September 30, 2005, subsidiaries of Plains All American Pipeline, L.P. and Genesis Crude Oil, L.P. supplied us with approximately 65% and 12%, respectively, of our total crude oil supplies. Each of our refineries is dependent on one or both of these suppliers and the loss of these suppliers would adversely affect our financial results to the extent we were unable to find another supplier of this substantial amount of crude oil. We do not maintain long-term contracts with most of our suppliers. Please read “Business — Crude Oil and Feedstock Supply.”

       To the extent that our suppliers reduce the volumes of crude oil that they supply us as a result of declining production or competition or otherwise, our revenues, net income and cash available for distribution would decline unless we were able to acquire comparable supplies of crude oil on comparable terms from other suppliers, which may not be possible in areas where the supplier that reduces its volumes is the primary supplier in the area. A material decrease in crude oil production from the fields that supply our refineries, as a result of depressed commodity prices, lack of drilling activity, natural production declines or otherwise, could result in a decline in the volume of crude oil we refine. Fluctuations in crude oil prices can greatly affect production rates and investments by third parties in the development of new oil reserves. Drilling activity generally decreases as crude oil prices decrease. We have no control over the level of drilling activity in the fields that supply our refineries, the amount of reserves underlying the wells in these fields, the rate at which production from a well will decline or the production decisions of producers, which are affected by, among other things, prevailing and projected energy prices, demand for hydrocarbons, geological considerations, governmental regulation and the availability and cost of capital.
We are dependent on certain third-party pipelines for transportation of crude oil and refined products, and if these pipelines become unavailable to us, our revenues and cash available for distribution could decline.
       Each of our refineries is interconnected to pipelines that supply most of its crude oil and ship most of its refined fuel products to customers, such as pipelines operated by subsidiaries of TEPPCO Partners, L.P. and ExxonMobil Corporation. Since we do not own or operate any of these pipelines, their continuing operation is not within our control. If any of these third-party pipelines become unavailable to transport crude oil feedstock or our refined products because of accidents, government regulation, terrorism or other events, our revenues, net income and cash available for distribution could decline.
Distributions to unitholders could be adversely affected by a decrease in the demand for our specialty products.
       Changes in our customers’ products or processes may enable our customers to reduce consumption of the specialty products that we produce or make our specialty products unnecessary. Should a customer decide to use a different product due to price, performance or other considerations, we may not be able to supply a product that meets the customer’s new requirements. In addition, the demand for our customers’ end products could decrease, which would reduce their demand for our specialty products. Our specialty product customers are primarily in the industrial goods, consumer goods and automotive goods industries and we are therefore susceptible to changing demand patterns and products in those industries. Consequently, it is important that we develop and manufacture new products to replace the sales of products that mature and decline in use. If we are unable to manage successfully the maturation of our existing specialty products and the introduction of new specialty products our revenues, net income and cash available for distribution to unitholders could be reduced.
Distributions to unitholders could be adversely affected by a decrease in demand for fuel products in the markets we serve.
       Any sustained decrease in demand for fuel products in the markets we serve could result in a significant reduction in our cash flow, reducing our ability to make distributions to unitholders. Factors that could lead to a decrease in market demand include:

•	a recession or other adverse economic condition that results in lower spending by consumers on gasoline, diesel, and travel;

•	higher fuel taxes or other governmental or regulatory actions that increase, directly or indirectly, the cost of gasoline;

•	an increase in fuel economy or the increased use of alternative fuel sources;

•	an increase in the market price of crude oil that lead to higher refined product prices, which may reduce demand for gasoline;

•	competitor actions; and

•	availability of raw materials.

We could be subject to damages based on claims brought against us by our customers or lose customers as a result of the failure of our products to meet certain quality specifications.
       Our specialty products provide precise performance attributes for our customers’ products. If a product fails to perform in a manner consistent with the detailed quality specifications required by the customer, the customer could seek replacement of the product or damages for costs incurred as a result of the product failing to perform as guaranteed. A successful claim or series of claims against us could result in a loss of one or more customers and reduce our ability to make distributions to unitholders.
We are subject to compliance with stringent environmental laws and regulations that may expose us to substantial costs and liabilities.
       Our crude oil and specialty hydrocarbon refining and terminal operations are subject to stringent and complex federal, state and local environmental laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations impose numerous obligations that are applicable to our operations, including the acquisition of permits to conduct regulated activities, the incurrence of significant capital expenditures to limit or prevent releases of materials from our refineries, terminal, and related facilities, and the incurrence of substantial costs and liabilities for pollution resulting both from our operations and from those of prior owners. Numerous governmental authorities, such as the EPA and state agencies, such as the Louisiana Department of Environmental Quality (“LDEQ”), have the power to enforce compliance with these laws and regulations and the permits issued under them, often requiring difficult and costly actions. Failure to comply with environmental laws, regulations, permits and orders may result in the assessment of administrative, civil, and criminal penalties, the imposition of remedial obligations, and the issuance of injunctions limiting or preventing some or all of our operations.
       We recently have entered into discussions on a voluntary basis with the LDEQ regarding our participation in that agency’s “Small Refinery and Single Site Refinery Initiative.” We are only in the beginning stages of discussion with the LDEQ and, consequently, while no significant compliance and enforcement expenditures have been requested as a result of our discussions, we anticipate that we will ultimately be required to make emissions reductions or other efforts requiring capital investments and increased operating expenditures that may be material. Please read “Business — Environmental Matters — Air.”
Our business subjects us to the inherent risk of incurring significant environmental liabilities in the operation of our refineries and related facilities.
       There is inherent risk of incurring significant environmental costs and liabilities in the operation of our refineries, terminal, and related facilities due to our handling of petroleum hydrocarbons and wastes, air emissions and water discharges related to our operations, and historical operations and waste disposal practices by prior owners. We currently own or operate properties that for many years have been used for industrial activities, including refining or terminal storage operations. Although we used operating and disposal practices that were standard in the industry at the time, petroleum hydrocarbons or wastes have been released on or under the properties owned or operated by us. Joint and several strict liability may be incurred in connection with such releases of petroleum hydrocarbons and wastes on, under or from our properties and facilities. Private parties, including the owners of properties adjacent to our operations and facilities where our petroleum hydrocarbons or wastes are taken for reclamation or disposal, may also have the right to pursue legal actions to enforce compliance as well as to seek damages for non-compliance with environmental laws and regulations or for personal injury or property damage. We may not be able to recover some or any of these costs from insurance or other sources of indemnity.
       Increasingly stringent environmental laws and regulations, unanticipated remediation obligations or emissions control expenditures and claims for penalties or damages could result in substantial costs and liabilities, and our ability to make distributions to our unitholders could suffer as a result. Neither the owners of our general partner nor their affiliates will indemnify us for any environmental liabilities, including those arising from non-compliance or pollution, that may be discovered at, or arise from operations on, the assets they are contributing to us. As such, we can expect no economic assistance from any of them in the event that we are required to make expenditures to investigate or remediate any petroleum hydrocarbons, wastes, or other materials. Please read “Business — Environmental Matters.”
We are exposed to trade credit risk in the ordinary course of our business activities.
       We are exposed to risks of loss in the event of nonperformance by our customers and by counterparties of our forward contracts, options and swap agreements. Some of our customers and counterparties may be highly leveraged and subject to their own operating and regulatory risks. Even if our credit review and analysis mechanisms work properly, we may experience financial losses in our dealings with other parties. Any increase in the nonpayment or nonperformance by our customers and/or counterparties could reduce our ability to make distributions to our unitholders.
Our reconfiguration and enhancement of assets may not result in revenue increases and is subject to regulatory, environmental, political, legal and economic risks, which could adversely affect our business, operating results, cash flows and financial condition.
       One of the ways we may grow our business is through the reconfiguration and enhancement of our refinery assets. The construction of additions or modifications to our existing refineries involves numerous regulatory, environmental, political and legal uncertainties beyond our control and requires the expenditure of significant amounts of capital. If we undertake these projects, they may not be completed on schedule or at the budgeted cost, or at all. Moreover, our revenues may not increase immediately upon the expenditure of funds on a particular project. For instance, if we expand an existing refinery, the construction may occur over an extended period of time, and we will not receive any material increases in revenues until the project is completed.
If we do not make acquisitions on economically acceptable terms, our future growth will be limited.
       Our ability to grow depends on our ability to make acquisitions that result in an increase in the cash generated from operations per unit. If we are unable to make these accretive acquisitions either because we are: (1) unable to identify attractive acquisition candidates or negotiate acceptable purchase contracts with them, (2) unable to obtain financing for these acquisitions on economically acceptable terms, or (3) outbid by competitors, then our future growth and ability to increase distributions will be limited. Furthermore, any acquisition involves potential risks, including, among other things:

•	performance from the acquired assets and businesses that is below the forecasts we used in evaluating the acquisition;

•	a significant increase in our indebtedness and working capital requirements;

•	an inability to timely and effectively integrate the operations of recently acquired businesses or assets, particularly those in new geographic areas or in new lines of business;

•	the incurrence of substantial unforeseen environmental and other liabilities arising out of the acquired businesses or assets;

•	the diversion of management’s attention from other business concerns; and

•	customer or key employee losses at the acquired businesses.
If we consummate any future acquisitions, our capitalization and results of operations may change significantly, and you will not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in determining the application of our funds and other resources.
Our refineries face operating hazards, and the potential limits on insurance coverage could expose us to potentially significant liability costs.
       Our refining activities are conducted at three refineries in northwest Louisiana. These refineries are our principal operating assets. Our operations are subject to significant interruption, and our cash from operations could decline, if any of our refineries experiences a major accident or fire, is damaged by severe weather or other natural disaster, or otherwise is forced to curtail its operations or shut down. These hazards could result in substantial losses due to personal injury and/or loss of life, severe damage to and destruction of property and equipment and pollution or other environmental damage and may result in curtailment or suspension of our related operations.
       We are not fully insured against all risks incident to our business. Furthermore, we may be unable to maintain or obtain insurance of the type and amount we desire at reasonable rates. As a result of market conditions, premiums and deductibles for certain of our insurance policies have increased and could escalate further. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage. If we were to incur a significant liability for which we were not fully insured, it could diminish our ability to make distributions to unitholders. Although we will maintain business interruption insurance at our refineries, our business interruption insurance will not apply unless a business interruption exceeds 60 days. We are also not insured for environmental accidents.
Downtime for maintenance at our refineries will reduce our revenues and cash available for distribution.
       Our refineries consist of many processing units, a number of which have been in operation for a long time. One or more of the units may require additional unscheduled down time for unanticipated maintenance or repairs that are more frequent than our scheduled turnaround for each unit every one to five years. Scheduled and unscheduled maintenance reduce our revenues during the period of time that our units are not operating.
We are subject to strict regulations at many of our facilities regarding employee safety, and failure to comply with these regulations could reduce our ability to make distributions to our unitholders.
       The workplaces associated with the refineries we operate are subject to the requirements of the federal Occupational Safety and Health Act (“OSHA”) and comparable state statutes that regulate the protection of the health and safety of workers. In addition, the OSHA hazard communication standard requires that we maintain information about hazardous materials used or produced in our operations and that we provide this information to employees, state and local government authorities, and local residents. Failure to comply with OSHA requirements, including general industry standards, record keeping requirements and monitoring of occupational exposure to regulated substances, could reduce our ability to make distributions to our unitholders if we are subjected to fines or significant compliance costs.

We face substantial competition from other refining companies.
       The refining industry is highly competitive. Our competitors include large, integrated, major or independent oil companies that, because of their more diverse operations, larger refineries and stronger capitalization, may be better positioned than we are to withstand volatile industry conditions, including shortages or excesses of crude oil or refined products or intense price competition at the wholesale level. If we are unable to compete effectively, we may lose existing customers or fail to acquire new customers. For example, if a competitor attempts to increase market share by reducing prices, our operating results and cash available for distribution to our unitholders could be reduced.
Our debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.
       After giving effect to this offering and the related transactions, we estimate that our pro forma total debt as of September 30, 2005 would have been approximately $193.7 million. Following this offering, we will continue to have the ability to incur additional debt, including the capacity to borrow up to $87.6 million under our new senior secured revolving credit facility, subject to borrowing base limitations in the credit agreement. Our significant level of indebtedness could have important consequences to us, including the following:

•	our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•	covenants contained in our existing and future credit and debt arrangements will require us to meet financial tests that may affect our flexibility in planning for and reacting to changes in our business, including possible acquisition opportunities;

•	we will need a substantial portion of our cash flow to make principal and interest payments on our indebtedness, reducing the funds that would otherwise be available for operations, future business opportunities and distributions to unitholders; and

•	our debt level will make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally.

       Our ability to service our indebtedness will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, investments and/or capital expenditures, selling assets, restructuring or refinancing our indebtedness, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.
Our new credit agreements will contain operating and financial restrictions that may restrict our business and financing activities.
       The operating and financial restrictions and covenants in our new credit agreements and any future financing agreements could restrict our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. For example, we anticipate that our new credit agreements will restrict our ability to:

•	incur indebtedness;

•	grant liens;

•	make certain acquisitions and investments;

•	make capital expenditures above specified amounts;

•	redeem or prepay other debt;

•	enter into transactions with affiliates;

•	enter into a merger, consolidation or sale of assets; or

•	cease our crack spread hedging program.

       Our ability to comply with the covenants and restrictions contained in our new credit agreements may be affected by events beyond our control. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we violate any of the restrictions, covenants, ratios or tests in our credit agreement, a significant portion of our indebtedness may become immediately due and payable, and our lenders’ commitment to make further loans to us may terminate. We might not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, our obligations under our credit agreement will be secured by substantially all of our assets, and if we are unable to repay our indebtedness under our credit agreement, the lenders could seek to foreclose on our assets.
An increase in interest rates will cause our debt service obligations to increase.
       Borrowings under our new credit facilities will bear interest at floating rates. The rates are subject to adjustment based on fluctuations in the London Interbank Offered Rate (“LIBOR”). An increase in the interest rates associated with our floating-rate debt would increase our debt service costs and affect our results of operations and cash flow available for distribution to our unitholders. In addition, an increase in our interest expense could adversely affect our future ability to obtain financing or materially increase the cost of any additional financing.
Our business and operations could be adversely affected by terrorist attacks.
       Since the September 11th terrorist attacks, the U.S. government has issued public warnings that indicate that energy assets might be specific targets of terrorist organizations. The continued threat of terrorism and the impact of military and other actions will likely lead to increased volatility in prices for natural gas and oil and could affect the markets for our products. These developments have subjected our operations to increased risk and, depending on their ultimate magnitude, could have a material adverse affect on our business. We do not carry any terrorism risk insurance.
Due to our lack of asset and geographic diversification, adverse developments in our operating areas would reduce our ability to make distributions to our unitholders.
       We rely exclusively on sales generated from products processed from the refineries we own. Furthermore, almost all of our assets and operations are located in northwest Louisiana. Due to our lack of diversification in asset type and location, an adverse development in these businesses or areas, including adverse developments due to catastrophic events or weather, decreased supply of crude oil feedstocks and/or decreased demand for refined petroleum products, would have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets and in diverse locations.
We depend on key personnel for the success of our business and the loss of those persons could adversely affect our business and our ability to make distributions to our unitholders.
       The loss of the services of any member of senior management or key employee could have an adverse effect on our business and reduce our ability to make distributions to our unitholders. We may not be able to locate or employ on acceptable terms qualified replacements for senior management or other key employees if their services were no longer available. Except with respect to Mr. Grube, neither we, our general partner nor any affiliate thereof has entered into an employment agreement with any member of our senior management team or other key personnel. Furthermore, we do not maintain any key man insurance.

We depend on unionized labor for the operation of our refineries. Any work stoppages or labor disturbances at these facilities could disrupt our business.
       Substantially all of our operating personnel at our Princeton, Cotton Valley and Shreveport refineries are employed under collective bargaining agreements that expire in 2008, 2007 and 2007, respectively. Please read “Business — Employees.” Any work stoppages or other labor disturbances at these facilities could have an adverse effect on our business and reduce our ability to make distributions to our unitholders. In addition, employees who are not currently represented by labor unions may seek union representation in the future, and any renegotiation of current collective bargaining agreements may result in terms that are less favorable to us.
The operating results for our fuels segment and the asphalt we produce and sell are seasonal and generally lower in the first and fourth quarters of the year.
       Demand for gasoline and asphalt products is generally higher during the summer months than during the winter months due to seasonal increases in highway traffic and road construction work. In addition, our natural gas costs tend to be higher during the winter months. As a result, our operating results for the first and fourth calendar quarters for those businesses are generally lower than those for the second and third calendar quarters of each year.
Risks Inherent in an Investment in Us
The Fehsenfeld and Grube families, The Heritage Group and certain of their affiliates will own a 75.8% limited partner interest in us and will own and control our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates have conflicts of interest and limited fiduciary duties, which may permit them to favor their own interests to your detriment.
       Following the offering, The Heritage Group, the Fehsenfeld and Grube families and certain of their affiliates will own a 75.8% limited partner interest in us. In addition, The Heritage Group and the Fehsenfeld and Grube families will own our general partner. Conflicts of interest may arise between our general partner and its affiliates, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, the general partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These conflicts include, among others, the following situations:

•	our general partner is allowed to take into account the interests of parties other than us, such as its affiliates, in resolving conflicts of interest, which has the effect of limiting its fiduciary duty to our unitholders;

•	our general partner has limited its liability and reduced its fiduciary duties under our partnership agreement and has also restricted the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty. As a result of purchasing common units, unitholders consent to some actions and conflicts of interest that might otherwise constitute a breach of fiduciary or other duties under applicable state law;

•	our general partner determines the amount and timing of asset purchases and sales, borrowings, issuance of additional partnership securities, and reserves, each of which can affect the amount of cash that is distributed to unitholders;

•	our general partner determines which costs incurred by it and its affiliates are reimbursable by us;

•	our general partner determines the amount and timing of any capital expenditures and whether a capital expenditure is a maintenance capital expenditure, which reduces operating surplus, or a capital expenditure for acquisitions or capital improvements, which does not.

This determination can affect the amount of cash that is distributed to our unitholders and the ability of the subordinated units to convert to common units;

•	our general partner has the flexibility to cause us to enter into a broad variety of derivative transactions covering different time periods, the net cash receipts from which will increase operating surplus and adjusted operating surplus, with the result that our general partner may be able to shift the recognition of operating surplus and adjusted operating surplus between periods to increase the distributions it and its affiliates receive on their subordinated units and incentive distribution rights or to accelerate the expiration of the subordination period; and

•	in some instances, our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate the expiration of the subordination period.

       Please read “Conflicts of Interest and Fiduciary Duties.”
The Heritage Group and certain of its affiliates may engage in limited competition with us.
       Pursuant to the omnibus agreement, The Heritage Group and its controlled affiliates will agree not to engage in, whether by acquisition or otherwise, the business of refining or marketing specialty lubricating oils, solvents and wax products as well as gasoline, diesel and jet fuel products in the continental United States (“restricted business”) for so long as it controls us. This restriction does not apply to certain assets and businesses which are more fully described under “Certain Relationships and Related Party Transactions — Omnibus Agreement.”
       Although Mr. Grube will be prohibited from competing with us pursuant to the terms of the employment agreement we intend to enter into with him, the owners of our general partner, other than The Heritage Group, will not be prohibited from competing with us.
Our partnership agreement limits our general partner’s fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.
       Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement:

•	permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its limited call right, its voting rights with respect to the units it owns, its registration rights and its determination whether or not to consent to any merger or consolidation of our partnership or amendment to our partnership agreement;

•	provides that our general partner will not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith, meaning it believed the decision was in the best interests of our partnership;

•	generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of our general partner and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to us. In determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and

•	provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that the general partner or those other persons acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that such person’s conduct was criminal.

       In order to become a limited partner of our partnership, a common unitholder is required to agree to be bound by the provisions in the partnership agreement, including the provisions discussed above. Please read “Conflicts of Interest and Fiduciary Duties — Fiduciary Duties.”
Unitholders have limited voting rights and are not entitled to elect our general partner or its directors.
       Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Unitholders did not elect our general partner or its board of directors, and will have no right to elect our general partner or its board of directors on an annual or other continuing basis. The board of directors of our general partner is chosen by the members of our general partner. Furthermore, if the unitholders were dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. As a result of these limitations, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.
Even if unitholders are dissatisfied, they cannot remove our general partner without its consent.
       The unitholders will be unable initially to remove the general partner without its consent because the general partner and its affiliates will own sufficient units upon completion of the offering to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding units voting together as a single class is required to remove the general partner. Following the closing of this offering, the owners of our general partner, certain of their affiliates and the Fehsenfeld Investors will own 77.4% of our common and subordinated units. Also, if our general partner is removed without cause during the subordination period and units held by our general partner and its affiliates are not voted in favor of that removal, all remaining subordinated units will automatically convert into common units and any existing arrearages on the common units will be extinguished. A removal of the general partner under these circumstances would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units, which would otherwise have continued until we had met certain distribution and performance tests.
       Cause is narrowly defined in our partnership agreement to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud or willful misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business, so the removal of our general partner during the subordination period because of the unitholders’ dissatisfaction with our general partner’s performance in managing our partnership will most likely result in the termination of the subordination period.
Our partnership agreement restricts the voting rights of those unitholders owning 20% or more of our common units.
       Unitholders’ voting rights are further restricted by the partnership agreement provision providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees, and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter. Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.
Control of our general partner may be transferred to a third party without unitholder consent.
       Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, our partnership agreement does not restrict the ability of the members of our general partner from transferring their respective membership interests in our general partner to a third party. The new members of our general partner would then be in a position to replace the board of directors and officers of our general partner with their own choices and thereby control the decisions taken by the board of directors.
You will experience immediate and substantial dilution of $17.16 in net tangible book value per common unit.
       The assumed initial public offering price of $22.00 per unit exceeds our pro forma net tangible book value of $(0.11) per unit. Based on an assumed initial public offering price of $22.00 per unit, you will incur immediate and substantial dilution of $17.16 per common unit. This dilution results primarily because the assets contributed by our general partner and its affiliates are recorded at their historical cost, and not their fair value, in accordance with GAAP. Please read “Dilution.”
We do not have our own officers and employees and rely solely on the officers and employees of our general partner and its affiliates to manage our business and affairs.
       We do not have our own officers and employees and rely solely on the officers and employees of our general partner and its affiliates to manage our business and affairs. We can provide no assurance that our general partner will continue to provide us the officers and employees that are necessary for the conduct of our business nor that such provision will be on terms that are acceptable to us. If our general partner fails to provide us with adequate personnel, our operations could be adversely impacted and our cash available for distribution to unitholders could be reduced.
We may issue additional common units without your approval, which would dilute your existing ownership interests.
       During the subordination period, our general partner, without the approval of our unitholders, may cause us to issue up to 6,533,000 additional common units. Our general partner may also cause us to issue an unlimited number of additional common units or other equity securities of equal rank with the common units, without unitholder approval, in a number of circumstances set forth under “The Partnership Agreement — Issuance of Additional Securities.”
       The issuance of additional common units or other equity securities of equal or senior rank to the common units will have the following effects:

•	our unitholders’ proportionate ownership interest in us may decrease;

•	the amount of cash available for distribution on each unit may decrease;

•	because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	the relative voting strength of each previously outstanding unit may be diminished;

•	the market price of the common units may decline; and

•	the ratio of taxable income to distributions may increase.
After the end of the subordination period, we may issue an unlimited number of limited partner interests of any type without the approval of our unitholders. Our partnership agreement does not give our unitholders the right to approve our issuance of equity securities ranking junior to the common units at any time. In addition, our partnership agreement does not prohibit the issuance by our subsidiaries of equity securities, which may effectively rank senior to the common units.
Our general partner’s determination of the level of cash reserves may reduce the amount of available cash for distribution to you.
       Our partnership agreement requires our general partner to deduct from operating surplus cash reserves that it establishes are necessary to fund our future operating expenditures. In addition, our partnership agreement also permits our general partner to reduce available cash by establishing cash reserves for the proper conduct of our business, to comply with applicable law or agreements to which we are a party, or to provide funds for future distributions to partners. These reserves will affect the amount of cash available for distribution to you.
Cost reimbursements due to our general partner and its affiliates will reduce cash available for distribution to you.
       Prior to making any distribution on the common units, we will reimburse our general partner and its affiliates for all expenses they incur on our behalf. Any such reimbursement will be determined by our general partner and will reduce the cash available for distribution to unitholders. These expenses will include all costs incurred by our general partner and its affiliates in managing and operating us. Please read “Certain Relationships and Related Party Transactions” and “Conflicts of Interests and Fiduciary Duties — Conflicts of Interest.”
Our general partner has a limited call right that may require you to sell your units at an undesirable time or price.
       If at any time our general partner and its affiliates own more than 80% of the issued and outstanding common units, our general partner will have the right, but not the obligation, which right it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then-current market price. As a result, you may be required to sell your common units to our general partner, its affiliates or us at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your common units. At the completion of this offering, our general partner and its affiliates will own approximately 47.2% of the common units. At the end of the subordination period, assuming no additional issuances of common units, our general partner and its affiliates will own approximately 74.5% of the common units. For additional information about this right, please read “The Partnership Agreement — Limited Call Right.”
Your liability may not be limited if a court finds that unitholder action constitutes control of our business.
       A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. Our partnership is organized under Delaware law and we conduct business in a number of other states. The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some of the other states in which we do business. You could be liable for any and all of our obligations as if you were a general partner if:

•	a court or government agency determined that we were conducting business in a state but had not complied with that particular state’s partnership statute; or

•	your right to act with other unitholders to remove or replace the general partner, to approve some amendments to our partnership agreement or to take other actions under our partnership agreement constitute “control” of our business.
       For a discussion of the implications of the limitations of liability on a unitholder, please read “The Partnership Agreement — Limited Liability.”
Unitholders may have liability to repay distributions that were wrongfully distributed to them.
       Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, which we call the Delaware Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Purchasers of units who become limited partners are liable for the obligations of the transferring limited partner to make contributions to the partnership that are known to the purchaser of the units at the time it became a limited partner and for unknown obligations if the liabilities could be determined from the partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.
There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and you could lose all or part of your investment.
       Prior to the offering, there has been no public market for the common units. After the offering, there will be only 6,450,000 publicly traded common units, assuming no exercise of the underwriters’ over-allotment option. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. You may not be able to resell your common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.
       The initial public offering price for the common units will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price. The market price of our common units may also be influenced by many factors, some of which are beyond our control, including:

•	the level of our distributions and our earnings or those of other companies in our industry;

•	announcements by us or our competitors of significant contracts, acquisitions or other business developments;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	general economic conditions;

•	the failure of securities analysts to cover our common units after this offering or changes in financial estimates by analysts; and

•	the other factors described in these “Risk Factors.”

We will incur increased costs as a result of being a public company.
       We have no history operating as a public company. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. For example, as a result of becoming a public company, we are required to have three independent directors, create additional board committees and adopt policies regarding internal controls and disclosure controls and procedures, including the preparation of reports on internal controls over financial reporting. In addition, we will incur additional costs associated with our public company reporting requirements. We also expect these rules and regulations to make it more difficult and more expensive for our general partner to obtain director and officer liability insurance and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for our general partner to attract and retain qualified persons to serve on its board of directors or as executive officers. We have included $4.5 million of estimated incremental costs per year associated with being a public company; however, our actual incremental costs of being a public company may be higher than we currently estimate.
Tax Risks to Common Unitholders
       In addition to reading the following risk factors, you should read “Material Tax Consequences” for a more complete discussion of the expected material federal income tax consequences of owning and disposing of common units.
Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to entity-level taxation by individual states. If the Internal Revenue Service, or IRS, treats us as a corporation or we become subject to entity-level taxation for state tax purposes, it would substantially reduce the amount of cash available for distribution to you.
       The anticipated after-tax economic benefit of an investment in the common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other tax matter affecting us.
       If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our income at the corporate tax rate, which is currently a maximum of 35% and would likely pay state income tax at varying rates. Distributions to you would generally be taxed again as corporate distributions, and no income, gains, losses or deductions would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Therefore, our treatment as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to the unitholders, likely causing a substantial reduction in the value of our common units.
       Current law may change so as to cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to entity-level taxation. In addition, because of widespread state budget deficits, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. If any of these states were to impose a tax on us, the cash available for distribution to you would be reduced. The partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, the minimum quarterly distribution amount and the target distribution levels will be adjusted to reflect the impact of that law on us.

A successful IRS contest of the federal income tax positions we take may adversely affect the market for our common units, and the cost of any IRS contest will reduce our cash available for distribution to our unitholders.
       We have not requested a ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes or any other matter affecting us. The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel’s conclusions or the positions we take. A court may not agree with all of our counsel’s conclusions or positions we take. Any contest with the IRS may materially and adversely impact the market for our common units and the price at which they trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner because the costs will reduce our cash available for distribution.
You may be required to pay taxes on income from us even if you do not receive any cash distributions from us.
       Because our unitholders will be treated as partners to whom we will allocate taxable income which could be different in amount than the cash we distribute, you will be required to pay any federal income taxes and, in some cases, state and local income taxes on your share of our taxable income even if you receive no cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the tax liability that results from that income.
Tax gain or loss on disposition of common units could be more or less than expected.
       If you sell your common units, you will recognize a gain or loss equal to the difference between the amount realized and your tax basis in those common units. Prior distributions to you in excess of the total net taxable income you were allocated for a common unit, which decreased your tax basis in that common unit, will, in effect, become taxable income to you if the common unit is sold at a price greater than your tax basis in that common unit, even if the price is less than your original cost. A substantial portion of the amount realized, whether or not representing gain, may be ordinary income. In addition, if you sell your units, you may incur a tax liability in excess of the amount of cash you receive from the sale.
Tax-exempt entities and foreign persons face unique tax issues from owning common units that may result in adverse tax consequences to them.
       Investment in common units by tax-exempt entities, such as individual retirement accounts (“IRAs”), other retirement plans, and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations that are exempt from federal income tax, including individual retirement accounts and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file United States federal tax returns and pay tax on their share of our taxable income. If you are a tax-exempt entity you should consult your tax advisor before investing in our common units.
We will treat each purchaser of our common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.
       Because we cannot match transferors and transferees of common units and because of other reasons, we will take depreciation and amortization positions that may not conform to all aspects of existing Treasury regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. It also could affect the timing of these tax benefits or the amount of gain from the sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to your tax returns. For a further discussion of the effect of the depreciation and amortization positions we will adopt, please read “Material Tax Consequences — Uniformity of Units.”
Unitholders may be subject to state and local taxes and return filing requirements.
       In addition to federal income taxes, you will likely be subject to other taxes, including foreign, state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we do business or own property, even if you do not live in any of those jurisdictions. You will likely be required to file foreign, state and local income tax returns and pay state and local income taxes in some or all of these jurisdictions. Further, you may be subject to penalties for failure to comply with those requirements. We will initially own assets and do business in Indiana, Illinois, Louisiana, New Jersey, Pennsylvania, Texas and Utah. Each of these states, other than Texas, currently imposes a personal income tax as well as an income tax on corporations and other entities. As we make acquisitions or expand our business, we may own assets or do business in additional states that impose a personal income tax. It is your responsibility to file all United States federal, foreign, state and local tax returns. Our counsel has not rendered an opinion on the state or local tax consequences of an investment in the common units.
We have a subsidiary that will be treated as a corporation for federal income tax purposes and subject to corporate-level income taxes.
       We will conduct all or a portion of our operations in which we market finished petroleum products to certain end-users through a subsidiary that is organized as a corporation. We may elect to conduct additional operations through this corporate subsidiary in the future. This corporate subsidiary will be subject to corporate-level tax, which will reduce the cash available for distribution to us and, in turn, to you. If the IRS were to successfully assert that this corporation has more tax liability than we anticipate or legislation was enacted that increased the corporate tax rate, our cash available for distribution to you would be further reduced.
The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.
       We will be considered to have terminated for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. Our termination would, among other things, result in the closing of our taxable year for all unitholders and could result in a deferral of depreciation deductions allowable in computing our taxable income. Please read “Material Tax Consequences — Disposition of Common Units — Constructive Termination” for a discussion of the consequences of our termination for federal income tax purposes.

USE OF PROCEEDS
       We expect to receive net proceeds of approximately $132.0 million from the sale of 6,450,000 common units offered by this prospectus, before deducting underwriting discounts and commissions and estimated offering and related formation transaction expenses of approximately $5.0 million. Our estimates assume an initial public offering price of $22.00 per common unit and no exercise of the underwriters’ over-allotment option. The underwriters will not receive any discount or commission on $15.0 million of common units to be offered to the Fehsenfeld Investors, which will be sold directly by us at a price per unit equal to the initial public offering price less an amount equal to the underwriting discount per unit for the common units being sold to the public. The following table illustrates the estimated sources and uses of funds from this offering (in millions):

Sources:

6,450,000 common units offered hereby (net of underwriters’ discount)	$132.0

Total sources of funds	$132.0

Uses:

Repay indebtedness under our first lien term loan facility(1)(2)	$119.7
Pay prepayment penalties and fees to lenders	7.3
Pay transaction fees and expenses	5.0

Total uses of funds	$132.0

(1)	Our new credit facilities, which will mature in 2010 and 2012, provide for a secured revolving credit facility of up to $225.0 million, a $175.0 million first lien term loan facility and a $50.0 million pre-funded letter of credit facility. Borrowings under our bank credit facilities will bear interest at a variable rate based upon LIBOR or prime rate, at our option. We expect to enter into our new credit facilities in the fourth quarter of 2005 and simultaneously draw down revolving and term loans thereunder, the proceeds of which will be used to repay all of our currently outstanding indebtedness. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Debt and Credit Facilities.”

(2)	After applying the net proceeds from this offering, we expect to have $56.3 million outstanding under our first lien term loan facility. In addition, we expect to have $137.4 million drawn under our revolving credit facility. We believe we will be able to borrow up to approximately $87.6 million in additional funds under our revolving credit facility, subject to the borrowing base limitations contained in that facility.

       If the underwriters’ over-allotment option is exercised, we will use the additional net proceeds to repay additional borrowings under our credit facilities.

CAPITALIZATION
       The following table shows:

•	our historical cash and capitalization as of September 30, 2005; and

•	our pro forma cash and capitalization as of September 30, 2005 as adjusted to reflect (1) the borrowings under our new credit facilities and the repayment by us of all of our then existing indebtedness which we expect will occur in the fourth quarter of 2005 and (2) the offering of the common units and related formation transactions and the application of the net proceeds from the offering as described under “Use of Proceeds.”

       We derived this table from, and it should be read in conjunction with and is qualified in its entirety by reference to, the historical and pro forma consolidated financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of
	September 30, 2005

	Historical	Pro Forma

	(In thousands)
Cash	$2,754	$2,754
Long term debt, including current portion(1):
Debt due affiliates	181,815	—
Other revolving credit loans	91,583	137,398
Other term loans	40,000	56,337

Total debt	313,398	193,735
Partners’ equity:
Partners’ capital	6,412	—
Held by public:
Common units	—	126,994
Held by the general partner and its affiliates:
Common units	—	(637)
Subordinated units	—	(1,445)
General partner units	—	(57)

Total partners’ equity	6,412	124,855

Total capitalization	$319,810	$318,590

(1)	Prior to December 31, 2005, we intend to refinance all existing borrowings with proceeds from a new $175.0 million first lien term loan facility, a $50.0 million pre-funded letter of credit facility and borrowings under a new $225.0 million secured revolving credit facility. We intend to use the net proceeds of the offering to repay the a portion of the amounts outstanding under the $175.0 million term loan.

DILUTION
       Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the pro forma net tangible book value per unit after the offering. Assuming an initial public offering price of $22.00 per common unit, on a pro forma basis as of September 30, 2005, after giving effect to the offering of common units and the application of the related net proceeds, our net tangible book value was $124.9 million, or $4.84 per common unit. Purchasers of common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table:

Assumed initial public offering price per common unit		$22.00
Pro forma net tangible book value per common unit before the offering(1)	$(0.11)
Increase in net tangible book value per common unit attributable to purchasers in the offering	4.95

Less: Pro forma net tangible book value per common unit after the offering(2)		4.84

Immediate dilution in tangible net book value per common unit to new investors		$17.16

(1)	Determined by dividing the number of units (5,758,273 common units, 13,066,000 subordinated units and the 2% general partner interest represented by 515,801 general partner units) to be issued to the general partner and its affiliates for their contribution of assets and liabilities to us into the net tangible book value of the contributed assets and liabilities.

(2)	Determined by dividing the total number of units to be outstanding after the offering (12,208,273 common units, 13,066,000 subordinated units and the 2% general partner interest represented by 515,801 general partner units) into our pro forma net tangible book value, after giving effect to the application of the expected net proceeds of the offering.

       The following table sets forth the number of units that we will issue and the total consideration contributed to us by our general partner, its affiliates and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus:

	Units Acquired		Total Consideration

	Number	Percent	Amount	Percent

General partner and affiliates(1)	19,340,074	75.0%	$(2,139,000)	(1.7)%
New investors(2)	6,450,000	25.0%	126,994,000	101.7%

Total	25,790,074	100.00%	$124,855,000	100.0%

(1)	The units acquired by our general partner and its affiliates, excluding the estimated 731,818 common units to be offered to the Fehsenfeld Investors, consist of 5,758,273 common units and 13,066,000 subordinated units and the 2% general partner interest represented by 515,801 general partner units.

(2)	Includes an estimated 731,818 common units to be offered to the Fehsenfeld Investors.

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS
       You should read the following discussion of our cash distribution policy in conjunction with the specific assumptions upon which our cash distribution policy is based. Please read “— Assumptions and Considerations” below. For additional information regarding our historical and pro forma operating results, you should refer to our historical financial statements for the years ended December 31, 2002, 2003 and 2004, our unaudited historical financial statements for the nine months ended September 30, 2004 and 2005, and our unaudited pro forma condensed consolidated financial statements for the year ended December 31, 2004 and nine months ended September 30, 2005 included elsewhere in this prospectus.
General
       Rationale for Our Cash Distribution Policy. Our cash distribution policy reflects a basic judgment that our unitholders will be better served by our distributing our available cash rather than retaining it. Because we are not subject to a partnership-level federal income tax, we have more cash to distribute to you than would be the case were we subject to partnership level federal income tax. Our cash distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute available cash to our unitholders quarterly. Our determination of available cash takes into account the need to maintain certain cash reserves to preserve our distribution levels across seasonal and cyclical fluctuations in our business. We will distribute to the holders of common units and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.45 per unit, or $1.80 per year, to the extent we have sufficient cash from our operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. During the subordination period, the common units have a priority over the subordinated units for the minimum quarterly distribution and, during the subordination period, the common units carry arrearage rights, which are similar to cumulative rights on preferred stock. If the minimum quarterly distribution is not paid, we must pay all arrearages in addition to the current minimum quarterly distribution before distributions are made on the subordinated units or the incentive distribution rights. We are a newly formed limited partnership and have not historically paid any cash distributions. For a more detailed discussion, please read “How We Make Cash Distributions.”
       Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy. There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

•	Our distribution policy will be subject to restrictions on distributions under our new credit facilities. Specifically, we anticipate that our new credit facilities will contain consolidated leverage and minimum liquidity tests that we must satisfy in order to make distributions to unitholders. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Debt and Credit Facilities.” Should we be unable to satisfy these restrictions under our new credit facilities, we would be prohibited from making cash distributions to you notwithstanding our stated cash distribution policy.

•	Our board of directors will have the authority to establish reserves for the prudent conduct of our business or for future distributions to unitholders, and the establishment of those reserves could result in a reduction in cash distributions to you from levels we currently anticipate pursuant to our stated distribution policy.

•	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement.

•	Under Section 17-607 of the Delaware Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets.

•	We may lack sufficient cash to pay distributions to our unitholders due to a number of factors, including increases in our general and administrative expense, principal and interest payments on our outstanding debt, tax expenses, working capital requirements, anticipated cash needs and seasonality. Please read “Risk Factors” for a discussion of these factors.

•	While our partnership agreement requires us to distribute our available cash, our partnership agreement may be amended. Although during the subordination period, with certain exceptions, our partnership agreement may not be amended without approval of the nonaffiliated common unitholders, our partnership agreement can be amended with the approval of a majority of our outstanding common units after the subordination period has ended. At the closing of this offering, owners of our general partner, certain of their affiliates and the Fehsenfeld Investors will own approximately 77.4% of our outstanding common units and subordinated units.

       Our Cash Distribution Policy May Limit Our Ability to Grow. Because we intend to distribute the majority of the cash generated from our business to our unitholders, our growth may not be as fast as businesses that reinvest their available cash to expand ongoing operations.
       Our Ability to Grow is Dependent on Our Ability to Access External Expansion Capital. We will distribute our available cash from operations to our unitholders. As a result, we expect that we will rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, to fund our acquisitions and major expansion capital expenditures. As a result, to the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow. In addition, to the extent we issue additional units in connection with any acquisitions or expansion capital expenditures, the payments of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level, which in turn may reduce the available cash that we have to distribute on each unit. We are able to issue additional units without the approval of our unitholders in a number of circumstances. Please read “The Partnership Agreement — Issuance of Additional Securities.” The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which in turn may reduce the available cash that we have to distribute to our unitholders.
Our Initial Distribution Rate
       Upon completion of this offering, the board of directors of our general partner will adopt a policy pursuant to which we will declare an initial quarterly distribution of $0.45 per unit per complete quarter, or $1.80 per unit per year, to be paid no later than 45 days after the end of the fiscal quarter through the quarter ending December 31, 2006. This equates to an aggregate cash distribution of $11.6 million per quarter or $46.4 million per year, in each case based on the number of common units, subordinated units and general partner units outstanding immediately after completion of this offering. Our ability to make cash distributions at the initial distribution rate pursuant to this policy will be subject to the factors described above under the caption “— Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy.”

       The table below sets forth the assumed number of outstanding common units, subordinated units and general partner units upon the closing of this offering and the aggregate distribution amounts payable on such units during the year following the closing of this offering at our initial distribution rate of $0.45 per common unit per quarter ($1.80 per common unit on an annualized basis).

		Distributions
	Number of
	Units	One Quarter	Four Quarters

Publicly held common units	5,718,182	$2,573,182	$10,292,727
Common units held by affiliates of our general partner and the Fehsenfeld Investors	6,490,091	2,920,541	11,682,164
Subordinated units held by affiliates of our general partner	13,066,000	5,879,700	23,518,800
General partner units held by our general partner	515,801	232,110	928,442

Total	25,790,074	$11,605,533	$46,422,133

       We do not have a legal obligation to pay distributions at our initial distribution rate or at any other rate except as provided in our partnership agreement. Our partnership agreement requires that we distribute our available cash quarterly. Under our partnership agreement, available cash is defined to generally mean, for each fiscal quarter, cash generated from our business in excess of expenses and the amount of reserves our general partner determines is necessary or appropriate to provide for the conduct of our business, comply with applicable law, any of our debt instruments or other agreements or provide for future distributions to our unitholders for any one or more of the upcoming four quarters. Please read “How We Make Distributions — Distributions of Available Cash.”
       If distributions on our common units are not paid with respect to any fiscal quarter at the anticipated initial distribution rate, our unitholders will not be entitled to receive such payments in the future; provided, however, the holders of common units will be entitled to a preference over holders of subordinated units with respect to cash distributions at our initial distribution rate, which preference will allow holders of common units to receive deficiencies in payments of cash distributions at our initial distribution rate in subsequent quarters to the extent we have available cash to pay these deficiencies related to prior quarters, before any cash distribution is made to holders of subordinated units. Please read “How We Make Distributions — Subordination Period.”
       Our distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly. Under our partnership agreement, available cash is defined to generally mean, for each fiscal quarter, cash generated from our business in excess of the amount of reserves our general partner determines is necessary or appropriate to provide for the conduct of our business, to comply with applicable law, any of our debt instruments or other agreements or to provide for future distributions to our unitholders for any one or more of the upcoming four quarters. Our partnership agreement provides that any determination made by our general partner in its capacity as our general partner must be made in good faith and that any such determination will not be subject to any other standard imposed by our partnership agreement, the Delaware limited partnership statute or any other law, rule or regulation or at equity. Holders of our common units may pursue judicial action to enforce provisions of our partnership agreement, including these related to requirements to make cash distributions as described above; however, our partnership agreement provides that our general partner is entitled to make the determinations described above without regard to any standard other than the requirement to act in good faith. Our partnership agreement provides that, in order for a determination by our general partner to be made in “good faith,” our general partner must believe that the determination is in our best interests.

       Our cash distribution policy, as expressed in our partnership agreement, may not be modified or repealed without amending our partnership agreement; however, the actual amount of our cash distributions for any quarter is subject to fluctuations based on the amount of cash we generate from our business and the amount of reserves our general partner establishes in accordance with our partnership agreement as described above. Our partnership agreement may be amended with the approval of our general partner and holders of a majority of our outstanding common units and subordinated units, each voting separately as a class.
       As of the date of this offering, our general partner will be entitled to 2% of all distributions that we make prior to our liquidation. The general partner’s initial 2% interest in these distributions may be reduced if we issue additional units in the future and our general partner does not elect to contribute a proportionate amount of capital to us to maintain its initial 2% general partner interest.
       We will pay our distributions on or about the 15th of each February, May, August and November to holders of record on or about the 1st of each of such month. If the distribution date does not fall on a business day, we will make the distribution on the business day immediately preceding the indicated distribution date. We will adjust the quarterly distribution for the period from the closing of this offering through March 31, 2006 based on the actual length of the period.
       In the sections that follow, we present in detail the basis for our belief that we will have sufficient available cash from operating surplus to pay the minimum quarterly distribution on all of our outstanding common and subordinated units for each quarter through December 31, 2006. In those sections, we present two tables, consisting of:

•	“Unaudited Pro Forma Cash Available for Distribution,” in which we present the amount of cash we would have had available for distribution for our fiscal year ended December 31, 2004 and the twelve months ended September 30, 2005, based on our pro forma financial statements.

•	“Estimated Cash Available for Distribution,” in which we present how we calculate the estimated minimum EBITDA necessary for us to have sufficient cash available for distribution to pay the full minimum quarterly distribution on all the outstanding units for each quarter through December 31, 2006. In “— Assumptions and Considerations” below, we also present our assumptions underlying our belief that we will generate sufficient EBITDA to pay the minimum quarterly distribution on all units for each quarter through December 31, 2006.
Pro Forma Cash Available for Distribution for Year Ended December 31, 2004 and Twelve Months Ended September 30, 2005
       If we had completed the transactions contemplated in this prospectus on January 1, 2004, pro forma available cash generated during the year ended December 31, 2004 would have been approximately $17.8 million. This amount would have been sufficient to pay approximately 81.1% of the minimum quarterly distribution on the common units and none of the minimum quarterly distribution on the subordinated units in 2004. We would not have borrowed in order to make up this shortfall, and to the extent our pro forma available cash was insufficient to pay the minimum quarterly distribution on our common or subordinated units, such amount would not have been paid. If we had completed the transactions contemplated in this prospectus on October 1, 2004, our pro forma available cash for the twelve months ended September 30, 2005 would have been approximately $55.2 million. This amount would have been sufficient to pay the full minimum quarterly distribution on the common units and the subordinated units for the twelve-month period ended September 30, 2005.
       Pro forma cash available for distribution includes incremental general and administrative expenses we will incur as a result of being a publicly traded limited partnership, such as costs associated with annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, investor relations, registrar and transfer agent fees, director compensation and incremental insurance costs, including director and officer liability and business interruption insurance. We expect these incremental general and administrative expenses initially to total approximately $4.5 million per year. The estimated incremental general and administrative expenses are not reflected in our pro forma financial statements.
       The pro forma financial statements, upon which pro forma cash available for distribution is based, do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the dates indicated. Furthermore, cash available for distribution is a cash accounting concept, while our pro forma financial statements have been prepared on an accrual basis. We derived the amounts of pro forma cash available for distribution shown above in the manner described in the table below. As a result, the amount of pro forma cash available for distribution should only be viewed as a general indication of the amount of cash available for distribution that we might have generated had we been formed in earlier periods.

       The following table illustrates, on a pro forma basis, for the year ended December 31, 2004 and for the twelve months ended September 30, 2005, the amount of available cash that would have been available for distributions to our unitholders, assuming in each case that the offering had been consummated at the beginning of such period. Each of the pro forma adjustments presented below is explained in the footnotes to such adjustments.
Calumet Specialty Products Partners, L.P.
Unaudited Pro Forma Cash Available for Distribution

			Twelve Months
	Year Ended		Ended
	December 31, 2004		September 30, 2005

	(In thousands, except per unit amounts)
Pro forma net income	$13,267		$(22,277)
Add:
Pro forma interest expense(a)	5,572		11,597
Pro forma income tax expense(b)	—		90
Depreciation and amortization	6,927		9,244

EBITDA(c)	25,766		(1,346)
Add:
Unrealized (gain)/loss on derivative instruments(d)	7,788		61,499
Realized (gain)/loss on derivative instruments(d)	(39,160)		(11,215)
Net cash receipts from derivative instruments(e)	32,999		24,905
Provision for doubtful accounts(f)	216		276
Loss on disposal of property and equipment(g)	59		(15)
Restructuring charge(h)	—		1,693
Dividends received from unconsolidated affiliates(i)	3,470		—
Equity in loss of unconsolidated affiliates(j)	427		—
Other(k)	332		332
Less:
Estimated incremental general and administrative expenses(l)	4,500		4,500
Replacement and environmental capital expenditures(m)	4,000		4,700
Pro forma interest expense(a)	5,572		11,599
Pro forma income tax expense(b)	—		90

Pro forma cash available for distribution	$17,825		$55,240
Expected distributions per unit	$1.80		$1.80
Distributions to:
Common units	$21,975		$21,975
Subordinated units	23,519		23,519
General partner units	928		928

Total	$46,422		$46,422
Surplus/(Shortfall)	$(28,597)		$8,818
Consolidated leverage ratio(n)	2.60	x	3.03	x
Available liquidity(n)	$143,700		$62,602

(a)	Reflects the interest expense and fees related to our borrowings after giving effect to the refinancing of our long-term debt obligations pursuant to new credit facilities that we expect to enter into in the fourth quarter of 2005 and the repayment of a portion of these borrowings under these facilities from the net proceeds of this offering.

(b)	Reflects the income tax expense of Calumet Reseller, Inc., a corporate subsidiary of our operating company, Calumet Operating, LLC.

(c)	EBITDA is defined as net income plus interest expense, taxes, depreciation and amortization.

(d)	Reflects the (gain)/loss on derivative instruments recognized in net income.

(e)	Reflects the net cash proceeds received in settlement of our derivative instruments.

(f)	Reflects non-cash expenses recognized in net income related to doubtful accounts.

(g)	Reflects non-cash loss recognized in net income related to the disposal of equipment.

(h)	Reflects a non-cash impairment charge recognized in net income to write-down the carrying value of the long-lived assets at Calumet Predecessor’s Reno wax packaging facility to estimated fair value.

(i)	Reflects cash dividends received by us from our unconsolidated affiliates and not recognized in net income.

(j)	Reflects non-cash loss recognized in net income related to our equity investment in unconsolidated affiliates.

(k)	Reflects other non-cash expenses reflected in net income.

(l)	Reflects an adjustment for estimated incremental general and administrative expenses we will incur as a result of being a publicly traded limited partnership, such as costs associated with annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, investor relations, registrar and transfer agent fees, director compensation and incremental insurance costs, including director and officer liability and business interruption insurance.

(m)	Reflects actual capital expenditures for the replacement of worn out or obsolete equipment and for property additions to comply with environmental and operations regulations.

(n)	We expect that in the fourth quarter of 2005 we will pay off all of our existing indebtedness and enter into new credit agreements with syndicates of financial institutions for credit facilities that will consist of:

•	a five-year $225.0 million senior secured revolving credit facility; and

•	a seven-year $225.0 million senior secured first lien credit facility consisting of a $175.0 million term loan facility and a $50.0 million pre-funded letter of credit facility.

We expect that the term loan and letter of credit facility will be fully drawn at the closing of the refinancing. In calculating available liquidity, we assumed that the senior secured revolving credit facility would have a borrowing base capacity of $200.0 million as of December 31, 2004 and September 30, 2005.

The credit facilities will permit us to make distributions to our unitholders as long as we are not in default or would not be in default following the distribution. Under the credit facilities, we will be obligated to comply with financial covenants, after giving effect to the distribution, requiring us to maintain a maximum consolidated debt (as defined in the credit agreement) to Adjusted EBITDA ratio of no more than 3.75 to 1 and to maintain cash, cash equivalents and borrowing capacity under our revolving credit facility of at least $30.0 million.

We would have been in compliance with these covenants for the year ended December 31, 2004 and the twelve months ended September 30, 2005 had our new credit facilities been in effect at each of those dates.
Estimated Cash Available for Distribution
       As a result of the factors described in this “— Estimated Cash Available for Distribution” and “— Assumptions and Considerations” below, we believe we will be able to pay the minimum quarterly distribution on all our common units, subordinated units and general partner units for each quarter in the twelve months ending December 31, 2006.
       In order to pay the minimum quarterly distribution on all our common units and subordinated units of $0.45 per unit per complete quarter, we estimate that our EBITDA for the twelve months ending December 31, 2006 must be at least $66.8 million. EBITDA should not be considered an alternative to net income, operating income, cash flows from operating activities or any other measure of financial performance calculated in accordance with GAAP, as those items are used to measure operating performance, liquidity or ability to service debt obligations.
       We have also determined that if our EBITDA for such period is at or above our estimate, we would be permitted to make the minimum quarterly distributions on all the common units and subordinated units under the restricted payments covenants in our new credit agreement.
       We believe we will generate estimated EBITDA of $68.1 million for the twelve months ending December 31, 2006. You should read “— Assumptions and Considerations” below for a discussion of the material assumptions underlying this belief, which reflect our judgment of conditions we expect to exist and the course of action we expect to take. If our estimate is not achieved, we may not be able to pay the minimum quarterly distribution on all our units. We can give you no assurance that our assumptions will be realized or that we will generate the $66.8 million in EBITDA required to pay the minimum quarterly distribution on all our common and subordinated units. There will likely be differences between our estimates and the actual results we will achieve and those differences could be material. If we do not generate the estimated minimum EBITDA or if our replacement and environmental capital expenditures, interest expense or income tax expense are higher than estimated, we may not be able to pay the minimum quarterly distribution on all units.
       When considering our ability to generate the estimated EBITDA of $68.1 million, you should keep in mind the risk factors and other cautionary statements under the heading “Risk Factors” and elsewhere in this prospectus. Any of these factors or the other risks discussed in this prospectus could cause our results of operations and cash available for distribution to our unitholders to vary significantly from those set forth below.

       The following table shows how we calculate the estimated EBITDA necessary to pay the minimum quarterly distribution on all our common units, subordinated units and general partner units through December 31, 2006. Our estimated EBITDA is based on our estimates of consolidated sales and expenses from all of our operating subsidiaries for the twelve months ending December 31, 2006. The assumptions that we have made that we believe are relevant to particular line items in the table below are explained in the corresponding footnotes set forth in “— Assumptions and Considerations” beginning on page 46.
Calumet Specialty Products Partners, L.P.
Estimated Cash Available for Distribution

Twelve Months Ending
December 31, 2006

(In thousands)
Sales
Specialty products(c)(d)(e)	$863,370
Fuel products(c)(e)	643,092

Total sales	1,506,462
Cost of sales
Specialty products(a)(b)(c)(f)	778,222
Fuel products(a)(b)(c)(f)	594,074

Total cost of sales	1,372,296
Gross profit
Specialty products	85,148
Fuel products	49,018

Total gross profit(g)	134,166
Operating costs and expenses
Selling, general and administrative(h)	17,988
Transportation(i)	49,810
Taxes other than income	2,800

Total operating costs and expenses	70,598
Operating profit	63,568
Realized gain (loss) on derivatives instruments(k)	(7,021)
Depreciation and amortization(l)	11,535

Estimated EBITDA	$68,082

	Assuming No Exercise		Assuming Full Exercise
	of the Underwriters’		of the Underwriters’
	Over-allotment Option		Over-allotment Option(1)

Less:
Replacement and environmental capital expenditures(n)	$7,200		$7,200
Interest expense(j)*	13,395		12,258
Income tax expense(m)*	320		320

Estimated cash available for distribution	$47,167		$48,304

Per unit minimum annual distribution	$1.80		$1.80
Distributions to:
Publicly held common units	$10,293		$11,837
Common units held by affiliates of our general partner and the Fehsenfeld Investors	11,682		11,682
Subordinated units held by affiliates of our general partner	23,519		23,519
General partner units held by our general partner	928		960

Total minimum annual cash distribution(o)(p)(q)(r)	$46,422		$47,998

Consolidated leverage ratio**	2.51	x	2.25	x
Available liquidity**	$85,000		$85,000

*	Assuming the underwriters exercise their over-allotment option to purchase 857,727 common units in this offering, we would receive additional net proceeds of $17.5 million, which we would use to pay down additional borrowings under our term loans. Our resulting decreased indebtedness will reduce our estimated interest expense by $1.1 million and will have a corresponding increase in our estimated cash available for distribution. The annual minimum quarterly distribution on the additional 857,727 common units and 17,505 general partner units issued to the general partner to maintain its 2% general partner interest will be $1.6 million.

**	We expect that in the fourth quarter of 2005 we will pay off all of our existing indebtedness and enter into new credit agreements with syndicates of financial institutions for credit facilities that will consist of:

•	a five-year $225.0 million senior secured revolving credit facility; and

•	a seven-year $225.0 million senior secured first lien credit facility consisting of a $175.0 million term loan facility and a $50.0 million pre-funded letter of credit facility.

       We expect that the term loan and letter of credit facility will be fully drawn at the closing of the refinancing. In calculating available liquidity, we expect that the senior secured revolving credit facility will have a borrowing base capacity of $200.0 million as of December 31, 2006. In addition, additional proceeds resulting from the exercise of the underwriters’ over-allotment option will be used to pay down the term loan facility and thus will not affect available liquidity.
       The credit facilities will permit us to make distributions to our unitholders as long as we are not in default or would not be in default following the distribution. Under the credit facilities, we will be obligated to comply with financial covenants, after giving effect to the distribution, requiring us to maintain a maximum consolidated debt (as defined in the credit agreement) to Adjusted EBITDA (as defined in the credit agreement) ratio of no more than 3.75 to 1 and to maintain cash, cash equivalents and borrowing capacity under our revolving credit facility of at least $30.0 million.
       We believe that we will be in compliance with these covenants for the twelve months ending December 31, 2006.

Assumptions and Considerations
       Based on a number of specific assumptions, we believe that, following completion of this offering, we will have sufficient cash available for distribution to allow us to make the full minimum quarterly distribution on all the outstanding units for each quarter through December 31, 2006. These assumptions include that:

(a)	Our average realized crude oil cost will be $60.31 per barrel, which assumes an average NYMEX West Texas Intermediate, or WTI, crude oil price of $59.50 per barrel plus $0.81 per barrel to reflect the historical difference between our delivered crude oil price and the NYMEX price. For the twelve months ended September 30, 2005, the average daily price of the prompt NYMEX WTI crude oil contract was $53.62 per barrel. The average of the monthly NYMEX WTI crude oil swap prices for 2006 was $59.57 per barrel as of November 11, 2005.

(b)	Our average realized natural gas cost will be $10.50 per MMBtu, which assumes a $10.50 per MMBtu NYMEX Henry Hub natural gas price. Our realized natural gas price has historically approximated the NYMEX Henry Hub natural gas price. For the twelve months ended September 30, 2005, the average NYMEX Henry Hub natural gas monthly settlement price was $7.15 per MMBtu. The average of the monthly NYMEX Henry Hub natural gas swap prices for 2006 was $10.61 per MMBtu as of November 11, 2005.

(c)	Our average realized Gulf Coast 2/1/1 crack spread will be $10.00 per barrel. For the twelve months ended September 30, 2005, the average U.S. Gulf Coast 2/1/1 crack spread to NYMEX WTI calculated using the calendar average NYMEX price of WTI crude oil, unleaded gasoline and low-sulfur diesel was $10.20 per barrel. The average of the monthly Gulf Coast 2/1/1 crack spread swap prices for 2006 was $10.63 per barrel as of November 11, 2005.

(d)	Our specialty product prices are based on specialty product prices we realized in September 2005.

(e)	We will realize average sales of approximately 30,500 bpd in our specialty products segment and approximately 24,829 bpd in our fuel products segment as compared to 26,629 bpd and 16,161 bpd, respectively, for the twelve months ended September 30, 2005. This volumetric assumption is based on our average daily sales levels for the three months ended September 30, 2005 (25,429 bpd in our specialty products segment and 23,956 bpd in our fuel products segment) as adjusted to include an anticipated increase in blending feedstocks to optimize production at the Shreveport refinery. We have also assumed that our product mix will approximate the product mix we experienced during the three months ended September 30, 2005.

(f)	Our cost of sales in 2006 are expected to be $778.2 million in the specialty products segment and $594.1 million in the fuel products segment as compared to $575.5 million and $363.6 million for the twelve months ended September 30, 2005, respectively. The cost of sales increase is primarily a result of increased costs of crude oil and natural gas as discussed above. Crude oil feedstock purchases will increase in volume to approximately 55,329 bpd from 44,491 bpd for the twelve months ended September 30, 2005. Natural gas purchased to fuel our refineries in 2006 will remain constant in volume at 6.2 million MMBtu. Labor, electricity and repair and maintenance charges, including turnaround costs, will be substantially similar to those realized in the twelve months ended September 30, 2005. We allocate costs to each segment based on barrels produced in each segment.

(g)	Our gross profit will be approximately $134.2 million for the twelve months ending December 31, 2006, based on our volume and price assumptions listed above, as compared to $102.5 million for the twelve months ended September 30, 2005.

(h)	Our selling, general and administrative expenses for the twelve months ending December 31, 2006 will be approximately $18.0 million. Our selling, general and administrative expenses for the twelve months ended September 30, 2005 were $14.8 million. We have assumed that selling, general and administrative expenses will increase by approximately $4.5 million as a result of incremental expenses associated with our operation as a publicly traded partnership. In addition, we assume that employee compensation costs will decrease by approximately $2.0 million due to a reduction in incentive bonuses. We assume that our other selling, general and administrative expenses will remain similar to those for the twelve months ended September 30, 2005.

(i)	Our transportation costs for the twelve months ending December 31, 2006 will be approximately $49.8 million as compared to $42.5 million for the twelve months ended September 30, 2005. We have assumed that transportation costs will increase as a result of our increased sales volume in 2006.

(j)	Our interest expense (including commitment, letter of credit and other fees) for the twelve months ending December 31, 2006 will be approximately $13.4 million. Our pro forma interest expense for the twelve months ended September 30, 2005 was $11.7 million. We anticipate that borrowings under our new credit facilities will bear interest at a variable rate based on LIBOR. We have assumed that our weighted average interest rate on all of our borrowings will be approximately 6.5% and we will incur approximately $2.8 million in commitment and other financing-related fees.

(k)	Our net cash payment on derivative instruments will be $7.0 million for the twelve months ending December 31, 2006 as compared to a net cash receipt of $25.4 million for the twelve months ended September 30, 2005.

            We expect the $7.0 million net cash payment as a result of having completed the following transactions:

-	entering into swap transactions which fix the price of 200,000 MMBtu per month of natural gas at $9.84 per MMBtu for each of January, February and March 2006, which means that we will be paid by the counterparty to the extent that the NYMEX Henry Hub price of natural gas is greater than $9.84 per MMBtu, but we will be required to pay the counterparty to the extent that the NYMEX Henry Hub price of natural gas is less than $9.84 per MMBtu;

-	entering into swap transactions for 4,150,000 barrels for the NYMEX Gulf Coast 2/1/1 crack spread to NYMEX WTI at $8.72 per barrel, which means that we will be required to pay the counterparty to the extent that Gulf Coast 2/1/1 crack spreads are greater than $8.72 per barrel, but we will be paid by the counterparty to the extent that Gulf Coast crack spreads are less than $8.72 per barrel; and

-	entering into collar transactions for 2,700,000 barrels for the Gulf Coast 2/1/1 crack spread to NYMEX WTI pursuant to which we will be required to pay the counterparty to the extent the Gulf Coast crack spread is above $9.41 per barrel, but we will be paid by the counterparty to the extent the Gulf Coast crack spread is below $7.24 per barrel.

-	entering into put/call spread transactions for a total of 598,000 barrels for the NYMEX WTI during the four months ending April 30, 2006 at the lower put price of $46.75 per barrel, the upper put price of $56.20 per barrel, the call floor price of $66.20 and the call ceiling price of $76.20. This means that if the price of crude oil falls between the upper put price of $56.20 per barrel and the call floor price of $66.20 per barrel we will pay the market rate for crude oil. If the price of crude oil falls between the call floor price of $66.20 per barrel and the call ceiling price of $76.20 per barrel we will pay $66.20 per barrel. If the price is above the call ceiling price of $76.20 per barrel we pay the market price of crude oil minus the difference between the call ceiling price and the call floor price. If the price of crude oil falls between the lower put price of $46.75 per barrel and the upper put price of $56.20 per barrel we will pay $56.20 per barrel and if the crude oil price falls below the lower put price of $46.75 we will pay the market price plus the difference between the lower put price and the upper put price.
            We have entered into a portion of our total expected 2007 crack spread hedging transactions at more favorable prices than those prices entered into for 2006, due to improved market conditions.

(l)	Our depreciation and amortization expense for the twelve months ending December 31, 2006 will be $11.5 million, as compared to $9.2 million for the twelve months ended September 30, 2005. The increase in depreciation and amortization expense is principally related to expansion capital expenditures budgeted for the Shreveport refinery in 2006. Depreciation and amortization expense is reflected in cost of sales.

(m)	The income tax expense of Calumet Reseller, Inc., a corporate subsidiary of our operating company, Calumet Operating, LLC, through which we market jet fuel products to certain end-users, for the twelve months ending December 31, 2006 will be approximately $0.3 million.

(n)	Our replacement and environmental capital expenditures for the twelve months ending December 31, 2006 will be approximately $7.2 million, as compared to $3.8 million for the twelve months ended September 30, 2005. The increase in replacement and environmental capital expenditures is due to environmental projects at all three of our refineries. Our replacement and environmental capital expenditures are the only maintenance capital expenditures that we anticipate we will incur.

(o)	No material accidents, releases or similar unanticipated material events will occur at any of our facilities.

(p)	Market, regulatory and overall economic conditions will not change substantially.

(q)	In the event of a shortfall, we will borrow under our new revolving credit facility in order to make payments of the minimum quarterly distribution.

(r)	We will refinance all term debt as it comes due, as we will not build up cash reserves for debt repayment. We will make borrowings and repayments under our revolving credit facility for working capital purposes as appropriate.

Sensitivity Analysis
       Our cash available for distribution is significantly impacted by volatility in prevailing crude oil and natural gas prices and crack spreads (the difference between crude oil prices and refined product sales). In the paragraphs below, we discuss the impact of changes in these three primary variables, while holding all other variables constant, on our ability to generate our estimated cash available for distribution.
Crude Oil Price Volatility
       We are exposed to significant fluctuations in the price of crude oil. Holding all other variables constant, and excluding the impact of our current hedges, we expect a $1.00 change in the per barrel price of crude oil would change our estimated cash available for distribution by $20.1 million for the twelve months ending December 31, 2006.
Specialty Product Pricing and Crude Oil Hedging Policy
       In order to manage our exposure to fluctuations in crude oil prices, we take into account the cost of crude oil in setting our specialty product prices. We are able to do this because we typically do not set our specialty product prices in advance of our crude oil purchases. We further manage our exposure to fluctuations in crude oil prices in our specialty products segment through the use of derivative instruments. Our historical policy has generally been to enter into crude oil contracts for a period no greater than twelve months forward and for no more than 70% of our anticipated crude oil purchases related to non-fuels production. Our policy after this offering will be generally to enter into crude oil contracts covering a period of three to six months and for an amount equal to 50% to 70% of our anticipated crude oil purchases related to our specialty products production.
Natural Gas Price Volatility
       Since natural gas purchases comprise a significant component of our cost of sales, changes in the price of natural gas will also significantly affect the amount of cash available for distribution. Holding all other cost and revenue variables constant, and excluding the impact of our current hedges, we expect a $0.50 change per MMBtu in the price of natural gas would change our estimated cash available for distribution by $3.1 million for the twelve months ending December 31, 2006.
Natural Gas Hedging Policy
       In order to manage our exposure to natural gas prices, we enter into derivative contracts. Our policy is generally to enter into natural gas swap contracts during the summer months for approximately 50% of our anticipated natural gas requirements for the upcoming winter months.
Crack Spread Volatility
       The amount of cash we have available to distribute to you is also significantly impacted by the crack spreads we experience. Crack spreads represent the difference between the prices we are able to realize for our fuel products and the cost of the crude oil we must purchase to produce those products. Holding all other variables constant, and excluding the impact of our current hedges, we expect a $0.50 change in the Gulf Coast 2/ 1 /1 crack spread per barrel would change our estimated cash available for distribution by $4.6 million for the twelve months ending December 31, 2006.
Crack Spread Hedging Policy
       In order to manage our exposure to crack spreads, we enter into fuels product margin swap and collar contracts. We began to implement this policy in October 2004. Our historical policy has been to enter into crack spread hedging contracts for a period of no greater than two years and for no more than 75% of anticipated fuels production. Our policy going forward will be to enter into crack spread derivative hedging contracts for a period of no greater than five years and for no more than 75% of anticipated fuels production. In addition, in connection with our new credit facilities, our lenders will require us to obtain and maintain crack spread hedges for our fuels segment for a rolling two-year period for at least 40%, and no more than 80%, of our anticipated fuels production.
       Although the sensitivity analysis set forth above for crude oil and natural gas prices and crack spreads calculates the impact of individual commodity price changes within each variable without changing any other, our experience has been that changes in crude oil costs, crack spreads and natural gas costs do not occur in isolation. As crude oil prices have increased over the past twelve months, we have experienced an increase in our realized crack spread and also increased the prices we charge our customers for specialty products at levels in excess of the increasing crude oil costs we are experiencing, each of which has mitigated the negative impact to cash available for distribution from higher crude oil costs. In general, our cash available for distribution is positively impacted by decreasing crude oil prices, increasing crack spreads, increasing specialty product prices and decreasing natural gas prices. Conversely, our cash available for distribution is generally negatively impacted by increasing crude oil prices, decreasing crack spreads, decreasing specialty product prices and increasing natural gas prices.

       While we believe that our assumptions supporting our estimated cash available for distribution for the twelve months ending December 31, 2006 are reasonable in light of management’s current beliefs concerning future events, the assumptions are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those we anticipate. If our assumptions are not realized, the actual cash available for distribution that we could generate could be substantially less than that currently expected and could, therefore, be insufficient to permit us to make the full minimum quarterly distribution on all units, in which event the market price of the common units may decline materially. When reading this section, it is important that you keep in mind the risk factors and other cautionary statements under the heading “Risk Factors,” many of which discuss factors that may cause our assumptions not to be realized. We do not undertake any obligation to release publicly the results of any future revisions we may make to the foregoing or to update the foregoing to reflect events or circumstances after the date of this prospectus. Therefore, you are cautioned not to place undue reliance on this information.

HOW WE MAKE CASH DISTRIBUTIONS
Distributions of Available Cash
       General. Within 45 days after the end of each quarter, beginning with the quarter ending March 31, 2006, we will distribute our available cash to unitholders of record on the applicable record date. We will adjust the minimum quarterly distribution for the period from the closing of the offering through March 31, 2006 based on the actual length of the period.
       Available Cash. Available cash generally means, for any quarter, all cash on hand at the end of the quarter:

•	less the amount of cash reserves established by our general partner to:

•	provide for the proper conduct of our business;

•	comply with applicable law, any of our debt instruments or other agreements; or

•	provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters.

•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter for which the determination is being made. Working capital borrowings are generally borrowings that will be made under our revolving credit facility and in all cases are used solely for working capital purposes or to pay distributions to partners.
       Intent to Distribute the Minimum Quarterly Distribution. We will distribute to the holders of common units and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.45 per unit, or $1.80 per year, to the extent we have sufficient cash from our operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. However, there is no guarantee that we will pay the minimum quarterly distribution on the units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement. We will be prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is existing, under our credit agreement. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Debt and Credit Facilities — New Credit Facilities” for a discussion of the restrictions to be included in our credit agreement that may restrict our ability to make distributions.
       General Partner Interest and Incentive Distribution Rights. As of the date of this offering, our general partner will be entitled to 2% of all quarterly distributions since inception that we make prior to our liquidation. This general partner interest will be represented by 515,801 general partner units. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its current general partner interest. The general partner’s initial 2% interest in these distributions may be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2% general partner interest. Our general partner also currently holds incentive distribution rights that entitle it to receive increasing percentages, up to a maximum of 50%, of the cash we distribute from operating surplus (as defined below) in excess of $0.45 per unit. The maximum distribution of 50% includes distributions paid to our general partner on its 2% general partner interest, and assumes that our general partner maintains its general partner interest at 2%. The maximum distribution of 50% does not include any distributions that our general partner may receive on units that it owns. Please read “— Incentive Distribution Rights” for additional information.

Operating Surplus and Capital Surplus
       General. All cash distributed to unitholders will be characterized as either “operating surplus” or “capital surplus.” Our partnership agreement requires that we distribute available cash from operating surplus differently than available cash from capital surplus.
       Operating Surplus. Operating surplus generally consists of:

•	our cash balance on the closing date of this offering;

•	$10.0 million (as described below); plus

•	all of our cash receipts after the closing of this offering, excluding cash from (1) borrowings that are not working capital borrowings, (2) sales of equity and debt securities and (3) sales or other dispositions of assets outside the ordinary course of business; plus

•	working capital borrowings made after the end of a quarter but before the date of determination of operating surplus for the quarter; less

•	all of our operating expenditures after the closing of this offering (including the repayment of working capital borrowings, but not the repayment of other borrowings) and maintenance capital expenditures; less

•	the amount of cash reserves established by our general partner for future operating expenditures.
       Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”
       Maintenance capital expenditures represent capital expenditures made to replace partially or fully depreciated assets, to maintain the existing operating capacity of our assets and to extend their useful lives, or other capital expenditures that are incurred in maintaining existing system volumes and related cash flows. Expansion capital expenditures represent capital expenditures made to expand the existing operating capacity of our assets or to expand the operating capacity or revenues of existing or new assets, whether through construction or acquisition. Costs for repairs and minor renewals to maintain facilities in operating condition and that do not extend the useful life of existing assets will be treated as operations and maintenance expenses as we incur them. Our partnership agreement provides that our general partner determines how to allocate a capital expenditure for the acquisition or expansion of our assets between maintenance capital expenditures and expansion capital expenditures.
       Capital Surplus. Capital surplus consists of:

•	borrowings other than working capital borrowings;

•	sales of our equity and debt securities; and

•	sales or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirement or replacement of assets.
       Characterization of Cash Distributions. We will treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As reflected above, operating surplus includes $10.0 million. This amount does not reflect actual cash on hand that is available for distribution to our unitholders. Rather, it is a provision that will enable us, if we choose, to distribute as operating surplus up to this amount of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities and borrowings, that would otherwise be distributed as capital surplus. We do not anticipate that we will make any distributions from capital surplus.
Subordination Period
       General. Our partnership agreement provides that, during the subordination period (which we define below and in Appendix B), the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.45 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. These units are deemed “subordinated” because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distributions until the common units have received the minimum quarterly distribution plus any arrearages from prior quarters. Furthermore, no arrearages will be paid on the subordinated units. The practical effect of the existence of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units. As of the closing of the offering, all of the outstanding subordinated units will be owned by affiliates of our general partner. Please read “Security Ownership of Certain Beneficial Owners and Management”.
       Subordination Period. The subordination period will extend until the first day of any quarter beginning after December 31, 2010 that each of the following tests are met:

•	distributions of available cash from operating surplus on each of the outstanding common units, subordinated units and general partner units equaled or exceeded the minimum quarterly distributions on such common units, subordinated units and general partner units for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the “adjusted operating surplus” (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units, subordinated units and general partner units during those periods on a fully diluted basis; and

•	there are no arrearages in payment of minimum quarterly distributions on the common units.
       Expiration of the Subordination Period. When the subordination period expires, each outstanding subordinated unit will convert into one common unit and will then participate pro rata with the other common units in distributions of available cash. In addition, if the unitholders remove our general partner other than for cause and units held by the general partner and its affiliates are not voted in favor of such removal:

•	the subordination period will end and each subordinated unit will immediately convert into one common unit;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	the general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.
       Adjusted Operating Surplus. Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods. Adjusted operating surplus consists of:

•	operating surplus generated with respect to that period; less

•	any net increase in working capital borrowings with respect to that period; less

•	any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings with respect to that period; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.
Distributions of Available Cash from Operating Surplus During the Subordination Period
       We will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•	first, 98% to the common unitholders, pro rata, and 2% to the general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•	second, 98% to the common unitholders, pro rata, and 2% to the general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•	third, 98% to the subordinated unitholders, pro rata, and 2% to the general partner, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “— Incentive Distribution Rights” below.
       The preceding discussion is based on the assumptions that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.
Distributions of Available Cash from Operating Surplus After the Subordination Period
       We will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•	first, 98% to all unitholders, pro rata, and 2% to the general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “— Incentive Distribution Rights” below.
       The preceding discussion is based on the assumptions that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.
Incentive Distribution Rights
       Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement.

       If for any quarter:

•	we have distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;
then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and the general partner in the following manner:

•	first, 98% to all unitholders, pro rata, and 2% to the general partner, until each unitholder receives a total of $0.495 per unit for that quarter (the “first target distribution”);

•	second, 85% to all unitholders, pro rata, and 15% to the general partner, until each unitholder receives a total of $0.563 per unit for that quarter (the “second target distribution”);

•	third, 75% to all unitholders, pro rata, and 25% to the general partner, until each unitholder receives a total of $0.675 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50% to all unitholders, pro rata, and 50% to the general partner.
       In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution. The preceding discussion is based on the assumptions that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.
Percentage Allocations of Available Cash from Operating Surplus
       The following table illustrates the percentage allocations of the additional available cash from operating surplus between the unitholders and our general partner up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of our general partner and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and the general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below for our general partner include its 2% general partner interest and assume our general partner has contributed any additional capital to maintain its 2% general partner interest and has not transferred its incentive distribution rights.

		Marginal Percentage
		Interest in
	Total Quarterly	Distributions
	Distribution
			General
	Target Amount	Unitholders	Partner

Minimum Quarterly Distribution	$0.45	98%	2%
First Target Distribution	up to $0.495	98%	2%
Second Target Distribution	above $0.495 up to $0.563	85%	15%
Third Target Distribution	above $0.563 up to $0.675	75%	25%
Thereafter	above $0.675	50%	50%

Distributions from Capital Surplus
       How Distributions from Capital Surplus Will Be Made. Our partnership agreement requires that we make distributions of available cash from capital surplus, if any, in the following manner:

•	first, 98% to all unitholders, pro rata, and 2% to the general partner, until we distribute for each common unit that was issued in this offering, an amount of available cash from capital surplus equal to the initial public offering price;

•	second, 98% to the common unitholders, pro rata, and 2% to the general partner, until we distribute for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.
       Effect of a Distribution from Capital Surplus. Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for the general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.
       Once we distribute capital surplus on a unit issued in this offering in an amount equal to the initial unit price, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels will be reduced to zero. Our partnership agreement specifies that we then make all future distributions from operating surplus, with 50% being paid to the holders of units and 50% to the general partner. The percentage interests shown for our general partner include its 2% general partner interest and assume the general partner has not transferred the incentive distribution rights.
Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels
       In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, our partnership agreement specifies that the following items will be proportionately adjusted:

•	the minimum quarterly distribution;

•	target distribution levels;

•	the unrecovered initial unit price;

•	the number of common units issuable during the subordination period without a unitholder vote; and

•	the number of common units into which a subordinated unit is convertible.
       For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level, the number of common units issuable during the subordination period without unitholder vote would double and each subordinated unit would be convertible into two common units. Our partnership agreement provides that we not make any adjustment by reason of the issuance of additional units for cash or property.
       In addition, if legislation is enacted or if existing law is modified or interpreted by a governmental taxing authority, so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels for each quarter will be reduced by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter and the denominator of which is the sum of available cash for that quarter plus the general partner’s estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.
Distributions of Cash Upon Liquidation
       General. If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and the general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.
       The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of the general partner.
       Manner of Adjustments for Gain. The manner of the adjustment for gain is set forth in the partnership agreement. If our liquidation occurs before the end of the subordination period, we will allocate any gain to the partners in the following manner:

•	first, to the general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

•	second, 98% to the common unitholders, pro rata, and 2% to the general partner, until the capital account for each common unit is equal to the sum of: (1) the unrecovered initial unit price; (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and (3) any unpaid arrearages in payment of the minimum quarterly distribution;

•	third, 98% to the subordinated unitholders, pro rata, and 2% to the general partner until the capital account for each subordinated unit is equal to the sum of: (1) the unrecovered initial unit price; and (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•	fourth, 98% to all unitholders, pro rata, and 2% to the general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 98% to the unitholders, pro rata, and 2% to the general partner, for each quarter of our existence;

•	fifth, 85% to all unitholders, pro rata, and 15% to the general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 85% to the unitholders, pro rata, and 15% to the general partner for each quarter of our existence;

•	sixth, 75% to all unitholders, pro rata, and 25% to the general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that we distributed 75% to the unitholders, pro rata, and 25% to the general partner for each quarter of our existence; and

•	thereafter, 50% to all unitholders, pro rata, and 50% to the general partner.
       The percentage interests set forth above for our general partner include its 2% general partner interest and assume the general partner has not transferred the incentive distribution rights.
       If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the third bullet point above will no longer be applicable.
       Manner of Adjustments for Losses. If our liquidation occurs before the end of the subordination period, we will generally allocate any loss to the general partner and the unitholders in the following manner:

•	first, 98% to holders of subordinated units in proportion to the positive balances in their capital accounts and 2% to the general partner, until the capital accounts of the subordinated unitholders have been reduced to zero;

•	second, 98% to the holders of common units in proportion to the positive balances in their capital accounts and 2% to the general partner, until the capital accounts of the common unitholders have been reduced to zero; and

•	thereafter, 100% to the general partner.
       If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.
       Adjustments to Capital Accounts. Our partnership agreement requires that we make adjustments to capital accounts upon the issuance of additional units. In this regard, our partnership agreement specifies that we allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the unitholders and the general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, our partnership agreement requires that we allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner which results, to the extent possible, in the general partner’s capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA
       The following table shows selected historical financial and operating data of Calumet Lubricants, Co., Limited Partnership (“Calumet Predecessor”) and pro forma financial data of Calumet Specialty Products Partners, L.P. for the periods and as of the dates indicated. The selected historical financial data as of December 31, 2000, 2001, 2002, 2003 and 2004 and September 30, 2005 and for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 and for the nine months ended September 30, 2004 and 2005, are derived from the consolidated financial statements of Calumet Predecessor. The selected pro forma financial data as of September 30, 2005 and for the year ended December 31, 2004 and the nine months ended September 30, 2005 are derived from the unaudited pro forma financial statements of Calumet Specialty Products Partners, L.P. The pro forma adjustments have been prepared as if the transactions listed below had taken place on September 30, 2005, in the case of the pro forma balance sheet or as of January 1, 2004, in the case of the pro forma statement of operations for the nine months ended September 30, 2005 and for the year ended December 31, 2004. The pro forma financial data give pro forma effect to:

•	the refinancing by Calumet Predecessor of its long-term debt obligations pursuant to new credit facilities it expects to enter into in the fourth quarter of 2005;

•	the retention of certain assets and liabilities of Calumet Predecessor by the owners of Calumet Predecessor;

•	the contribution of the ownership interests in Calumet Predecessor to Calumet Specialty Products Partners, L.P. in exchange for the issuance by Calumet Specialty Products Partners, L.P. to the owners of Calumet Predecessor of 5,758,273 common units, 13,066,000 subordinated units, the 2% general partner interest represented by 515,801 general partner units and the incentive distribution rights;

•	the sale by Calumet Specialty Products Partners, L.P. of 6,450,000 common units in this offering;

•	the payment of estimated underwriting commissions and other offering and transaction expenses; and

•	the repayment by Calumet Specialty Products Partners, L.P. of a portion of indebtedness under its new credit facilities.
       None of the assets or liabilities of Calumet Predecessor’s Rouseville wax processing facility, Reno wax packaging facility and Bareco wax marketing joint venture, which are included in the historical financial statements, will be contributed to us upon the closing of this offering.
       The following table includes the non-GAAP financial measures EBITDA and Adjusted EBITDA. For a reconciliation of EBITDA and Adjusted EBITDA to net income and cash flow from operating activities, our most directly comparable financial performance and liquidity measures calculated in accordance with GAAP, please read “— Non-GAAP Financial Measures.”
       We derived the information in the following table from, and that information should be read together with and is qualified in its entirety by reference to, the historical and pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus. The table should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

								Calumet Specialty Products
								Partners, L.P.
	Calumet Predecessor							Pro Forma

									Nine
						Nine Months Ended		Year	Months
	Year Ended December 31,					September 30,		Ended	Ended
								December 31,	September 30,
	2000	2001	2002	2003	2004	2004	2005	2004	2005

	(unaudited)		(audited)			(unaudited)		(unaudited)
	(Dollars in thousands, except per unit data)
Summary of Operations Data:
Sales	$267,307	$306,760	$316,350	$430,381	$539,616	$393,036	$894,981	$539,616	$894,981
Cost of sales	249,852	272,523	268,911	385,890	501,284	361,820	799,574	501,284	799,574

Gross profit	17,455	34,237	47,439	44,491	38,332	31,216	95,407	38,332	95,407
Operating costs and expenses:
Selling, general and administrative	8,257	7,844	9,066	9,432	13,133	10,286	11,998	13,133	11,998
Transportation	19,620	24,096	25,449	28,139	33,923	24,987	33,544	33,923	33,544
Taxes other than income	993	1,400	2,404	2,419	2,309	1,881	2,037	2,309	2,037
Other	679	1,038	1,392	905	839	572	618	839	618
Restructuring, decommissioning and asset impairments(1)	—	9,015	—	6,694	317	187	2,159	317	2,159

Total operating income (loss)	(12,094)	(9,156)	9,128	(3,098)	(12,189)	(6,697)	45,051	(12,189)	45,051
Other income (expense):
Equity in income (loss) of unconsolidated affiliates	2,532	1,636	2,442	867	(427)	(427)	—	(427)	—
Interest expense	(4,180)	(6,235)	(7,435)	(9,493)	(9,869)	(6,617)	(16,771)	(5,572)	(9,173)
Realized gain (loss) on derivative instruments	—	—	1,058	(961)	39,160	27,133	(812)	39,160	(812)
Unrealized gain (loss) on derivative instruments	—	—	—	7,228	(7,788)	5,299	(48,412)	(7,788)	(48,412)
Other	(158)	471	88	32	83	75	127	83	127

Total other income (expense)	(1,806)	(4,128)	(3,847)	(2,327)	21,159	25,463	(65,868)	25,456	(58,270)

Net income (loss) before income taxes	(13,900)	(13,284)	5,281	(5,425)	8,970	18,766	(20,817)	13,267	(13,219)
Pro forma income tax expense	—	—	—	—	—	—	—	—	90

Net income (loss)	$(13,900)	$(13,284)	$5,281	$(5,425)	$8,970	$18,766	$(20,817)	$13,267	$(13,309)

Basic and diluted pro forma net income per limited partner unit:
Common								$1.80	$1.35
Subordinated								$(0.69)	$(2.26)
Weighted average units:
Common								12,208,273	12,208,273
Subordinated								13,066,050	13,066,500
Balance Sheet Data (at period end):
Property, plant and equipment, net	$60,679	$76,316	$80,916	$89,938	$126,585		$127,454		$126,931
Total assets	143,340	192,118	217,915	216,941	318,206		444,896		443,518
Accounts payable	24,701	24,485	34,072	32,263	58,027		45,695		45,695
Long-term debt	72,571	127,759	141,968	146,853	214,069		313,398		193,735
Partners’ capital	38,972	17,362	30,968	25,544	34,514		6,412		124,855
Cash Flow Data:
Net cash flow provided by (used in):
Operating activities	$(9,792)	$(13,774)	$(4,326)	$7,048	$(612)	$5,061	$(97,769)
Investing activities	(32,078)	(31,059)	(9,924)	(11,940)	(42,930)	(4,672)	(9,564)
Financing activities	41,908	44,872	14,209	4,884	61,561	(382)	92,000
Other Financial Data:
EBITDA			$18,592	$10,837	$25,766	$30,480	$3,368	$25,766	$3,368
Adjusted EBITDA			16,277	10,544	36,304	29,191	58,203	36,304	58,203
Operating Data (bpd):
Total sales volume(2)	15,869	19,021	19,110	23,616	24,658	24,891	45,317
Total feedstock runs(3)	15,729	18,941	21,665	25,007	26,209	26,570	48,876
Total refinery production(4)	15,747	18,991	21,586	25,204	26,300	26,760	46,872

(1)	Incurred in connection with the decommissioning of the Rouseville, Pennsylvania facility, the termination of the Bareco joint venture and the closing of the Reno, Pennsylvania facility, none of which will be contributed to Calumet Specialty Products Partners, L.P.

(2)	Total sales volume includes sales from the production of our refineries and sales of inventories.

(3)	Feedstock runs represents the barrels per day of crude oil and other feedstocks processed at our refineries.

(4)	Total refinery production represents the barrels per day of specialty products and fuel products yielded from processing crude oil and other refinery feedstocks at our refineries.

Non-GAAP Financial Measures
      We include in this prospectus the non-GAAP financial measures EBITDA and Adjusted EBITDA, and provide reconciliations of EBITDA and Adjusted EBITDA to net income and cash flow from operating activities, our most directly comparable financial performance and liquidity measures, calculated and presented in accordance with GAAP.
      EBITDA and Adjusted EBITDA are used as supplemental financial measures by our management and by external users of our financial statements such as investors, commercial banks, research analysts and others, to assess:

•	the financial performance of our assets without regard to financing methods, capital structure or historical cost basis;

•	the ability of our assets to generate cash sufficient to pay interest costs and support our indebtedness;

•	our operating performance and return on capital as compared to those of other companies in our industry, without regard to financing or capital structure; and

•	the viability of acquisitions and capital expenditure projects and the overall rates of return on alternative investment opportunities.

      We define EBITDA as net income plus interest expense, taxes and depreciation and amortization. We define Adjusted EBITDA to be Consolidated EBITDA as defined in our new credit facilities. Consistent with that definition, Adjusted EBITDA represents (1) net income plus (2) (a) interest expense; (b) taxes; (c) depreciation and amortization; (d) unrealized losses from derivatives; (e) restructuring, decommissioning and asset impairments and extraordinary gains and losses; and (f) prepaid expenses and accrued expenses net of cash outlays; minus (3) unrealized gains from derivatives. We are required to report Adjusted EBITDA to our lenders under our new credit facilities and it will be used to determine our compliance with the consolidated leverage test thereunder. We will be required to maintain a consolidated leverage ratio of consolidated debt to Adjusted EBITDA, after giving effect to any proposed distributions, of no greater than 3.75 to 1 in order to make distributions to our unitholders.
      EBITDA and Adjusted EBITDA should not be considered alternatives to net income, operating income, cash flows from operating activities or any other measure of financial performance presented in accordance with GAAP. Our EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of another company because all companies may not calculate EBITDA and Adjusted EBITDA in the same manner. The following table presents a reconciliation of EBITDA and Adjusted EBITDA to net income and cash flow from operating activities, our most directly comparable GAAP financial performance and liquidity measures, for each of the periods indicated:

						Calumet Specialty Products
	Calumet Predecessor					Partners, L.P. Pro Forma

				Nine Months
				Ended			Nine Months
	Year Ended December 31,			September 30,		Year Ended	Ended
						December 31,	September 30,
	2002	2003	2004	2004	2005	2004	2005

	(In thousands)
Reconciliation of EBITDA to net income:
Net income	$5,281	$(5,425)	$8,970	$18,766	$(20,817)	$13,267	$(13,309)
Add:
Interest expense	7,435	9,493	9,869	6,617	16,771	5,572	9,173
Depreciation and amortization	5,876	6,769	6,927	5,097	7,414	6,927	7,414
Income tax expense	—	—	—			—	90

EBITDA	$18,592	$10,837	$25,766	$30,480	$3,368	$25,766	$3,368

Add:
Unrealized losses (gains) from derivatives	$—	$(7,228)	$7,788	$(5,299)	$48,412	$7,788	$48,412
Restructuring, decomissioning and asset impairments	—	6,694	317	187	2,159	317	2,159
Prepaid expenses and accrued expenses, net of cash outlays	(2,315)	251	2,433	3,823	4,264	2,433	4,264

Adjusted EBITDA	$16,277	$10,554	$36,304	$29,191	$58,203	$36,304	$58,203

				Nine Months
				Ended
	Year Ended December 31,			September 30,

	2002	2003	2004	2004	2005

		(in thousands)
Reconciliation of EBITDA to net cash provided (used) by operating activities:
Net cash provided (used) by operating activities	$(4,326)	$7,048	$(612)	$5,061	$(97,769)
Add:
Interest expense	7,435	9,493	9,869	6,617	16,771
Restructuring charge	—	(874)	—	—	(1,693)
Provision for doubtful accounts	(16)	(12)	(216)	(135)	(195)
Equity in (loss) income of unconsolidated affiliates	2,442	867	(427)	(427)	—
Dividends received from unconsolidated affiliates	(2,925)	(750)	(3,470)	(3,470)	—
Changes in operating working capital:
Accounts Receivable	1,025	4,670	19,399	18,681	65,077
Inventory	16,984	(15,547)	20,304	(4,882)	50,114
Other current assets	(1,295)	563	11,596	17,697	14,622
Derivative activity	3,682	6,265	(5,046)	3,686	(51,018)
Accounts payable	(9,587)	1,809	(25,764)	(12,194)	12,333
Accrued liabilities	2,622	(1,379)	(1,203)	(1,090)	(6,278)
Other, including changes in noncurrent assets and liabilities	2,551	(1,316)	1,336	936	1,404

EBITDA	$18,592	$10,837	$25,766	$30,480	$3,368

Add:
Unrealized losses (gains) from derivatives	$—	$(7,228)	$7,788	$(5,299)	$48,412
Restructuring, decommissioning and asset impairments	—	6,694	317	187	2,159
Prepaid expenses and accrued expenses, net of cash outlays	(2,315)	251	2,433	3,823	4,264

Adjusted EBITDA	$16,277	$10,554	$36,304	$29,191	$58,203

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
       The historical consolidated financial statements included in this prospectus reflect all of the assets, liabilities and results of operations of Calumet Lubricants Co., Limited Partnership. We refer to these assets, liabilities and operations as the Calumet Predecessor. These historical consolidated financial statements include the results of operations of the Rouseville and Reno facilities, which have been closed, and the Bareco joint venture, which has been terminated as described below. The following discussion analyzes the financial condition and results of operations of Calumet Predecessor. You should read the following discussion of the financial condition and results of operations for Calumet Predecessor in conjunction with the historical consolidated financial statements and notes of Calumet Predecessor and the pro forma financial statements for Calumet Specialty Products Partners, L.P. included elsewhere in this prospectus. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in the “Risk Factors” and “Forward Looking Statements” sections of this prospectus. Our actual results may differ materially from those contained in or implied by any forward-looking statements.
Overview
       We are a leading independent producer of high-quality, specialty hydrocarbon products in North America. Our business is organized into two segments: specialty products and fuel products. In our specialty products segment, we process crude oil into a wide variety of customized lubricating oils, solvents and waxes. Our specialty products are sold to domestic and international customers who purchase them primarily as raw material components for basic industrial, consumer and automotive goods. In our fuel products segment, we process crude oil into a variety of fuel and fuel-related products including unleaded gasoline, diesel fuel and jet fuel. In connection with our production of specialty products and fuel products, we also produce asphalt and a limited number of other by-products. The asphalt and other by-products produced in connection with the production of specialty products at the Princeton, Cotton Valley and Shreveport refineries are included in our specialty products segment. The asphalt and other by-products produced in connection with the production of fuel products at the Shreveport refinery are included in our fuel products segment. The fuels produced in connection with the production of specialty products at the Princeton and Cotton Valley refineries are included in our specialty products segment. For the nine months ended September 30, 2005, approximately 53.7% of our gross profit was generated from our specialty products segment and approximately 46.3% of our gross profit was generated from our fuel products segment.
       Subsequent to the acquisition of the Shreveport refinery, Calumet Predecessor undertook to streamline its wax processing and marketing operations by decomissioning its Rouseville facility, closing its Reno facility and terminating its Bareco joint venture. None of the assets or liabilities of Calumet Predecessor’s Rouseville facility, Reno facility and Bareco joint venture will be contributed to us upon the closing of this offering. Calumet Predecessor began decommissioning the Rouseville facility in 2003 and completed the decommissioning in 2005. This resulted in restructuring costs of $6.7 million in 2003, $0.3 million in 2004 and $2.2 million in 2005. In 2005, Calumet Predecessor closed the Reno facility for a restructuring cost of $1.7 million. In 2003, Calumet Predecessor terminated its Bareco joint venture. The results of operations of Bareco are reflected in equity income (loss) of unconsolidated affiliates. The combined total book value of these operations as of September 30, 2005 was $0.2 million.
       Our fuel products segment began operations in 2004, as we substantially completed the approximately $39.7 million reconfiguration of the Shreveport refinery to add motor fuels production, including gasoline, diesel and jet fuel, to its existing specialty products slate as well as to increase overall feedstock throughput. The project was fully completed in February of 2005. The reconfiguration was undertaken to capitalize on strong fuels refining margins, or crack spreads, relative to historical levels, to utilize idled assets, and to enhance the profitability of the Shreveport refinery’s specialty products segment by increasing overall refinery throughput. Since completion of the reconfiguration of the Shreveport refinery, crack spreads have continued to increase through September, 2005 to historically high levels, which has further improved the profitability of the fuel products segment.
       Our sales and net income are principally affected by the price of crude oil, demand for specialty and fuel products, prevailing crack spreads for fuel products, the price of natural gas used as fuel in our operations and our results from derivative instrument activities.
       Our primary raw material is crude oil and our primary outputs are specialty petroleum and fuel products. The prices of crude oil, specialty and fuel products are subject to fluctuations in response to changes in supply, demand, market uncertainties and a variety of additional factors beyond our control. We monitor these risks and enter into financial derivatives designed to mitigate the impact of commodity price fluctuations on our business. The primary purpose of our commodity risk management activities is to economically hedge our cash flow exposure to commodity price risk so that we can meet our cash distribution, debt service and capital expenditure requirements despite fluctuations in crude oil and fuel product prices. We enter into derivative contracts for future periods in quantities which do not exceed our projected purchases of crude oil and fuel production. Please read “— Quantitative and Qualitative Disclosure About Market Risk — Commodity Price Risk.”
       Our management uses several financial and operational measurements to analyze our performance. These measurements include the following:

•	Sales volumes;

•	Production yields; and

•	Specialty products and fuel products gross profit.
       Sales volumes. We view the volumes of specialty and fuels products sold as an important measure of our ability to effectively utilize our refining assets. Our ability to meet the demands of our customers is driven by the volumes of crude oil and feedstocks that we run at our refineries. Higher volumes improve profitability through the spreading of fixed costs over greater volumes.
       Production yields. We seek the optimal product mix for each barrel of crude oil we refine in order to maximize our gross profits and minimize lower margin by-products which we refer to as production yield.
       Specialty products and fuel products gross profit. Specialty products and fuel products gross profit are an important measure of our ability to maximize the profitability of our specialty products and fuel products segments. We define specialty products and fuel products gross profit as sales less the cost of crude oil and other feedstocks and other production-related expenses, the most significant portion of which include labor, fuel, utilities, contract services, maintenance and processing materials. We use specialty products and fuel products gross profit as an indicator of our ability to manage our business during periods of crude oil and natural gas price fluctuations, as the prices of our specialty products and fuel products generally do not change immediately with changes in the price of crude oil and natural gas. The increase in selling prices typically lags behind the rising costs of crude oil feedstocks for specialty products. Other than plant fuel, production-related expenses generally remain stable across broad ranges of throughput volumes, but can fluctuate depending on the maintenance and turnaround activities performed during a specific period. Maintenance expense includes accruals for turnarounds and other maintenance expenses.
       In addition to the foregoing measures, we will also monitor our general and administrative expenditures, substantially all of which will be incurred through our general partner, Calumet GP, LLC. We estimate that we will incur incremental general and administrative expenses of approximately $4.5 million per year as a result of being a publicly traded limited partnership. These costs include those associated with annual and quarterly reports to unitholders, independent auditors’ fees, tax return and Schedule K-1 preparation and distribution, investor relations, registrar and transfer agent fees, management and director compensation and incremental insurance costs, including director and officer liability and business interruption insurance.
Results of Operations
       The following table sets forth information about our combined refinery operations. Refining production volume differs from sales volumes due to changes in inventory.

	Years Ended December 31,
				Nine Months Ended	Nine Months Ended
	2002	2003	2004	September 30, 2004	September 30, 2005

Total sales volume (bpd)(1)	19,110	23,616	24,658	24,982	45,484
Feedstock runs (bpd)(2):
Crude oil	19,351	22,086	23,867	23,663	44,728
Condensate	—	—	—	—	2,793
Other feedstocks and additives	2,314	2,921	2,342	2,460	1,355

Total	21,665	25,007	26,209	26,122	48,876

Refinery production (bpd)(3):
Specialty products:
Lubricating oils	8,173	8,290	9,439	9,535	11,439
Waxes	1,002	699	1,010	959	919
Solvents	4,333	4,623	4,974	4,922	4,430
Asphalt and other by-products	3,910	5,159	5,992	6,182	6,489
Fuels	4,168	6,433	3,931	5,162	2,130

Total	21,586	25,204	25,346	26,760	25,407

Fuel products:
Gasolines	—	—	3	—	7,577
Diesel fuels	—	—	583	—	8,870
Jet fuels	—	—	342	—	4,498
Asphalt and other by-products	—	—	26	—	520

Total	—	—	954	—	21,465

Total refinery production	21,586	25,204	26,300	26,760	46,872

(1)	Total sales volume includes sales from the production of our refineries and sales of inventories.

(2)	Feedstock runs represents the barrels per day of crude oil and other feedstocks processed at our refineries.

(3)	Total refinery production represents the barrels per day of specialty products and fuel products yielded from processing crude oil and other refinery feedstocks at our refineries. The difference between total refinery production and total feedstock runs is primarily a result of the time lag between the input of feedstock and production of end products.

       The following table sets forth information about the sales of our principal products.

	Years Ended			Nine Months	Nine Months
	December 31,			Ended	Ended
				September 30,	September 30,
	2002	2003	2004	2004	2005

	(In millions)
Specialty products:
Lubricating oils	$156.5	$205.9	$251.9	$182.9	$270.2
Waxes	34.2	32.3	39.5	84.4	104.0
Solvents	71.3	87.6	114.7	28.5	31.7
Asphalt and other by-products	12.7	21.1	51.2	56.8	37.0
Fuels	41.7	83.5	72.7	40.4	56.2

Total	316.4	430.4	530.0	393.0	499.1

Fuel products:
Gasolines	—	—	—	—	155.1
Diesel fuels	—	—	3.3	—	160.0
Jet fuels	—	—	—	—	71.0
Asphalt and other by-products	—	—	6.3	—	9.8

Total	—	—	9.6	—	395.9

Consolidated sales	$316.4	$430.4	$539.6	$393.0	$895.0

       The following table sets forth a summary of our consolidated operations for the periods indicated.

				Nine Months
	Year Ended			Ended
	December 31,			September 30,

	2002	2003	2004	2004	2005

	(In millions)
Sales	$316.4	$430.4	$539.6	$393.0	$895.0
Cost of sales	269.0	385.9	501.3	361.8	799.6

Gross profit	47.4	44.5	38.3	31.2	95.4

Operating costs and expenses:
Selling, general and administrative	9.1	9.4	13.1	10.3	12.0
Transportation	25.4	28.2	34.0	25.0	33.5
Taxes other than income taxes	2.4	2.4	2.3	1.9	2.0
Other	1.4	0.9	0.8	0.5	0.6
Restructuring, decommissioning and asset impairments	—	6.7	0.3	0.2	2.2

Operating income (loss)	9.1	(3.1)	(12.2)	(6.7)	45.1

Other income (expense):
Equity in (loss) income of unconsolidated affiliates	2.4	0.9	(0.4)	(0.4)	—
Interest expense	(7.4)	(9.5)	(9.9)	(6.6)	(16.8)
Realized gain (loss) on derivative instruments	1.1	(1.0)	39.2	27.1	(0.8)
Unrealized gain (loss) on derivative instruments	—	7.3	(7.8)	5.3	(48.4)
Other	0.1	—	0.1	0.1	0.1

Total other income (expense)	(3.8)	(2.3)	21.2	25.5	(65.9)

Net income (loss)	$5.3	$(5.4)	$9.0	$18.8	$(20.8)

Nine Months Ended September 30, 2005 Compared to Nine Months Ended September 30, 2004
       Sales. Sales increased $501.9 million, or 127.7%, to $895.0 million in the nine months ended September 30, 2005 from $393.0 million in the nine months ended September 30, 2004. Sales for each of our principal product categories in these periods were as follows:

	Nine Months Ended September 30,

	2004	2005	% Change

	(Dollars in millions)
Sales by segment:
Specialty products
Lubricating oils	$182.9	$270.2	47.7%
Solvents	84.4	104.0	23.2
Waxes	28.5	31.7	11.3
Fuels(1)	56.8	37.0	(34.9)
Asphalt and by-products(2)	40.4	56.2	39.3

Total specialty products	$393.0	$499.1	27.0%

Total specialty products volume (in barrels)	6,820,000	6,664,000	(2.3)%
Fuel products
Gasoline	$—	$155.1	—
Diesel	—	160.0	—
Jet fuel	—	71.0	—
Asphalt and by-products(3)	—	9.8	—

Total fuel products	$—	$395.9	—

Total fuel products sales volumes (in barrels)	—	5,753,000	—
Total sales	$393.0	$895.0	127.7%

Total sales volumes (in barrels)	6,820,000	12,417,000	82.1%

(1)	Represents fuels produced in connection with the production of specialty products at the Princeton and Cotton Valley refineries.

(2)	Represents asphalt and other by-products produced in connection with the production of specialty products at the Princeton, Cotton Valley and Shreveport refineries.

(3)	Represents asphalt and other by-products produced in connection with the production of fuels at the Shreveport refinery.
       This $501.9 million increase in sales resulted primarily from the startup of our fuels operations at Shreveport in the second half of 2004, which accounted for $395.9 million of the increase, and also from a $106.1 million increase in sales by our specialty products segment.
       Specialty products segment sales for the first nine months of 2005 increased $106.1 million, or 27.0%, due to a 29.8% increase in the average selling price per barrel partially offset by a 2.3% decrease in volumes sold, from approximately 6.8 million barrels in the 2004 period to 6.7 million barrels in the 2005 period. Average selling prices per barrel for lubricating oils, solvents and fuels increased at rates comparable to or in excess of the overall 29.8% increase in the cost of crude oil per barrel during the period. Asphalt and by-product prices per barrel increased by only 4.4% due to market conditions. Although our wax volumes increased 14.7% in the first nine months of 2005, our average selling price per barrel of wax decreased due to a shift in the grade of wax products sold.

The 2.3% overall decline in volumes was largely due to downtime in February 2005 at Cotton Valley for a plant expansion project, which resulted in reduced volumes of fuels and solvents for that period. Fuel sales decreased disproportionately more than solvents because we had higher levels of inventory of solvents at Cotton Valley available for sale.
       Fuel product segment sales for the first nine months of 2005 increased $395.9 million which is attributable to the reconfiguration of the Shreveport refinery, which was fully completed by February 2005, and the start-up of our fuel products segment in the fourth quarter of 2004.
       Gross Profit. Gross profit increased $64.2 million, or 205.6%, to $95.4 million for the nine months ended September 30, 2005 from $31.2 million for the nine months ended September 30, 2004. Gross profit for our specialty and fuel product segments were as follows:

	Nine Months Ended September 30,

	2004	2005	% Change

	(Dollars in millions)
Gross profit by segment:
Specialty products	$31.2	$51.2	64.1%
Percentage of sales	7.9%	10.3%
Fuel products	$—	$44.2	—
Percentage of sales	—	11.2%	—
Total gross profit	$31.2	$95.4	205.6%
	7.9%	10.7%
       This $64.2 million increase in total gross profit includes gross profit of $44.2 million in our fuel products segment, which began operations late in 2004, and $20.0 million in our specialty product segment gross profit which was driven by a 29.8% increase in selling prices and improved profitability on specialty products manufactured at our Shreveport refinery due to the increase in the refinery’s overall throughput largely resulting from its reconfiguration. The increase in specialty products gross profits were partially offset by a 35.5% increase in the average price of crude oil per barrel and an 2.3% decrease in sales volumes. During the 2005 period, we were able to successfully increase prices on our lubricating oils, solvents and fuels at rates comparable to the rising cost of crude oil. However, we were unable to increase prices on asphalt and waxes at similar rates.
       Selling, general and administrative. Selling, general and administrative expenses increased $1.7 million, or 16.6%, to $12.0 million in the nine months ended September 30, 2005 from $10.3 million in the nine months ended September 30, 2004. This increase primarily reflects increased employee compensation costs due to our incentive bonuses.
       Transportation. Transportation expenses increased $8.6 million, or 34.2%, to $33.5 million in the nine months ended September 30, 2005 from $25.0 million in the nine months ended September 30, 2004. The period over period increase in transportation expense was due to the overall increase in volumes which was partially offset by more localized marketing of fuels products.
       Restructuring, decommissioning and asset impairments. Restructuring, decommissioning and asset impairment expenses increased $2.0 million to $2.2 million in the nine months ended September 30, 2005 from $0.2 million in the nine months ended September 30, 2004. During the first nine months of 2005, we recorded a $1.7 million charge related to an impairment charge recorded in conjunction with the Reno wax processing assets. During the first nine months of 2004, we recorded a $0.1 million charge related to the completion of the Rouseville asset decommissioning.
       Interest expense. Interest expense increased $10.2 million, or 153.4%, to $16.8 million in the nine months ended September 30, 2005 from $6.6 million in the nine months ended September 30, 2004. This increase was primarily due to increased borrowings under the credit agreement with a limited partner and new borrowings under a term loan agreement related to the reconfiguration of the Shreveport facility entered into during the fourth quarter of 2004. Borrowings under the term loan agreement bear interest at a fixed rate of interest of 14.0%.
       Gain (loss) on derivative instruments. Gains (loss) on derivative instruments decreased $81.7 million, to a $49.2 million loss in the nine months ended September 30, 2005 from a $32.4 million gain in the nine months ended September 30, 2004. This decrease was the result of marking to fair value a new mix of fuel product margin collar and swap contracts which experienced significant declines in value due to rising crack spreads during the nine months ended September 30, 2005.
Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
       Sales. Sales increased $109.2 million, or 25.4%, to $539.6 million in the year ended December 31, 2004 from $430.4 million in the year ended December 31, 2003. Sales for each of our principal product categories in these periods were as follows:

	Year Ended December 31,

	2003	2004	% Change

	(Dollars in millions)
Sales by segment:
Specialty products
Lubricating oils	$205.9	$251.9	22.3%
Solvents	87.6	114.7	30.9
Waxes	32.3	39.5	22.3
Fuels(1)	83.6	72.7	(13.0)
Asphalt and by-products(2)	21.1	51.2	142.7

Total specialty products	$430.4	$530.0	23.1%

Total specialty products volumes (in barrels)	8,620,000	8,807,000	2.2%

Fuel products
Gasoline	$—	$—	—
Diesel	—	3.3	—
Jet fuel	—	—	—
Asphalt and by-products(3)	—	6.3	—

Total fuel products	$—	$9.6	—

Total fuel products volumes (in barrels)	—	193,000	—

Total sales	$430.4	$539.6	25.4%

Total sales volumes (in barrels)	8,620,000	9,000,000	4.4%

(1)	Represents fuels produced in connection with the production of specialty products at the Princeton and Cotton Valley refineries.

(2)	Represents asphalt and other by-products produced in connection with the production of specialty products at the Princeton and Cotton Valley refineries.

(3)	Represents asphalt and other by-products produced in connection with the production of fuels at the Shreveport refinery.
       This $109.2 million increase in sales resulted primarily from a 23.1% increase in specialty products sales, and also from the addition of $9.6 million in sales from the start up of our fuel products operations at the Shreveport refinery. The increase in specialty product sales resulted primarily from an increase of 20.5% in the average price per barrel of product sold, and also from a 2.2% increase in volumes sold, from approximately 8.6 million barrels in 2003 to 8.8 million barrels in 2004. Sales price increases were driven by an average 32.5% increase in the cost of crude oil per barrel over the same period. Increases in prices for waxes lagged our average increase in price per barrel of product sold compared to the increase in prices for lubricating oils, solvents and fuels. In 2004 as compared to 2003, sales volumes of fuels decreased and sales volumes of asphalt and by-products increased due to a different mix of feedstock.
       Gross Profit. Gross profit decreased $6.2 million, or 13.8%, to $38.3 million for the year ended December 31, 2004 from $44.5 million for the year ended December 31, 2003. Gross profit for our specialty and fuel product segments were as follows:

	Year Ended December 31,

	2003	2004	% Change

	(Dollars in millions)
Gross profit by segment:
Specialty products	$44.5	$40.6	(8.6)%
Percentage of sales	10.3%	7.7%
Fuel products	—	(2.3)	—
Percentage of sales	—	(24.1)%	—
Total gross profit	$44.5	$38.3	(13.8)%
Percentage of sales	10.3%	7.1%
       This $6.2 million decrease in total gross profit includes a decrease of $3.9 million in specialty products gross profit and a loss of $2.3 million in our fuel products segment which began operations in late 2004. The decrease in specialty products gross profit resulted from a 32.3% increase in the average price of crude oil per barrel which was partially offset by a 20.5% increase in selling prices and 2.2% increase in sales volumes. The increase in selling prices lagged behind the rising costs of crude oil feedstocks for specialty products. However, we sought to manage the financial impact of this lag through the use of derivative instruments, which provided gains in the 2003 and 2004 periods as described in gain (loss) on derivative instruments below.
       Selling, general and administrative. Selling, general and administrative expenses increased $3.7 million, or 39.2%, to $13.1 million in the year ended December 31, 2004 from $9.4 million in the year ended December 31, 2003. This increase primarily reflects $2.2 million of increased compensation costs due to our incentive bonuses.
       Transportation. Transportation expenses increased $5.8 million, or 20.6%, to $33.9 million in the year ended December 31, 2004 from $28.1 million in the year ended December 31, 2003. This increase primarily reflects fuel surcharges and rail rate increases.
       Restructuring, decommissioning and asset impairments. Restructuring, decommissioning and asset impairment expenses decreased $6.4 million to $0.3 million in the year ended December 31, 2004 from $6.7 million in the year ended December 31, 2003. In 2004, we recorded a $0.3 million charge related to the completion of the Rouseville asset decommissioning. In 2003, we recorded a $6.7 million charge related to the decommissioning of the Rouseville facility and related asset impairment.
       Interest expense. Interest expense increased $0.4 million, or 4.0%, to $9.9 million in the year ended December 31, 2004 from $9.5 million in the year ended December 31, 2003. This increase was primarily due to increased borrowings under the credit agreement with a limited partner and borrowings under a new term loan agreement related to the reconfiguration of the Shreveport refinery entered into during the fourth quarter of 2004.
       Gain (loss) on derivative instruments. Gains on derivative instruments increased $25.1 million, or 400.6%, to $31.4 million in the year ended December 31, 2004 from $6.3 million in the year ended December 31, 2003. This increase was the result of marking to fair value gains due to the rising price of crude oil in relation to the contractual strike prices on our derivative instruments and our new mix of fuel product margin collar and swap contracts during 2004.
Year Ended December 31, 2003 Compared to Year Ended December 31, 2002
       Sales. Sales increased $114.0 million, or 36.0%, to $430.4 million in the year ended December 31, 2003 from $316.4 million in the year ended December 31, 2002. Sales for each of our principal product categories in these periods were as follows:

	Year Ended December 31,

	2002	2003	% Change

	(Dollars in millions)
Specialty products sales:
Lubricating oils	$156.5	$205.9	31.6%
Solvents	71.3	87.6	22.9
Waxes	34.2	32.3	(5.7)
Fuels(1)	43.6	85.9	97.0
Asphalt and by-products(2)	10.8	18.7	74.0

Total specialty products sales	$316.4	$430.4	36.0%

Total specialty products sales volumes (in barrels)	6,975,000	8,620,000	23.6%

(1)	Represents fuels produced in connection with the production of specialty products at the Princeton and Cotton Valley refineries.

(2)	Represents asphalt and other by-products produced in connection with the production of specialty products at the Princeton and Cotton Valley refineries.
       This $114.0 million increase in sales resulted primarily from an increase of 10.1% in the average price per barrel of product sold, and also from a 23.6% increase in volumes sold, from approximately 7.0 million barrels in 2002 to 8.6 million barrels in 2003. Sales price increases were driven by an average 21.6% increase in the cost of crude oil per barrel over the prior period. Increases in prices of lubricating oils, solvents and waxes more closely followed the change in our weighted average price per barrel of product sold, while fuel price increases outpaced the increased crude oil price. Volume increases were largely attributable to higher production rates utilizing available capacity which increased diesel production resulting in a sales increase of 58.6%.
       Gross Profit. Gross profit decreased $2.9 million, or 6.2%, to $44.5 million for the year ended December 31, 2003 from $47.4 million for the year ended December 31, 2002. Gross profit for our specialty products segment was as follows:

	Year Ended December 31,

	2002	2003	% Change

	(Dollars in millions)
Gross profit by segment:
Specialty products	$47.4	$44.5	(6.2)%
Percentage sales	15.0%	10.3%
       This $2.9 million decrease in total gross profit resulted primarily from average crude costs rising 21.6% during the period compared to sales price increases of only 10.1%, offset by increased sales volumes of 23.6%. The increase in selling prices lagged the rising costs of crude for specialty products. However, we sought to manage the financial impacts of this lag through the use of derivative instruments, which provided gains in the 2002 and 2003 periods as described in gain (loss) on derivative instruments below.
       Selling, general and administrative. Selling, general and administrative expenses remained essentially constant, increasing $0.4 million, or 4.0%, to $9.4 million in the year ended December 31, 2003 from $9.1 million in the year ended December 31, 2002.
       Transportation. Transportation expenses increased $2.7 million, or 10.6%, to $28.1 million in the year ended December 31, 2003 from $25.5 million in the year ended December 31, 2002. The overall increase in transportation expenses is due to overall increased volumes shipped during the 2003 period. The impact of the volume increase was lessened by the relative increase in the volume of diesel fuel produced, which is generally sold locally and has lower transportation costs.
       Restructuring, decommissioning and asset impairments. Restructuring, decommissioning and asset impairment expenses increased to $6.7 million in the year ended December 31, 2003. In 2003, we recorded a $6.7 million charge related to the decommissioning of the Rouseville refinery and related asset impairment.
       Interest expense. Interest expense increased $2.1 million, or 27.7%, to $9.5 million in the year ended December 31, 2003 from $7.4 million in the year ended December 31, 2002. This increase was primarily due to increased borrowings under the credit agreement with a limited partner.
       Gain (loss) on derivative instruments. Gain (loss) on derivative instruments increased $5.2 million to $6.3 million in the year ended December 31, 2003 from $1.1 million in the year ended December 31, 2002. This increase was the result of marking to fair value gains due to the rising price of crude oil in relation to the contractual strike prices on our derivative instruments during 2003.
Liquidity and Capital Resources
       Our principal sources of cash have included the issuance of private debt and bank borrowings. Principal uses of cash have included capital expenditures, growth in working capital and debt service. We expect that our principal uses of cash in the future will be to finance working capital, capital expenditures, distributions and debt service.
Cash Flows
       We believe that we have sufficient liquid assets, cash flow from operations and borrowing capacity to meet our financial commitments, debt service obligations, contingencies and anticipated capital expenditures. However, we are subject to business and operational risks that could materially adversely affect our cash flow. A material decrease in our cash flows would likely produce a corollary materially adverse effect on our borrowing capacity.

       The following table summarizes our primary sources and uses of cash in the periods presented:

				Nine Months
	Year Ended			Ended
	December 31,			September 30,

	2002	2003	2004	2004	2005

	(Dollars in millions)
Net cash provided by (used in) operating activities	$(4.3)	$7.0	$(0.6)	$5.1	$(97.8)
Net cash used in investing activities	(9.9)	(11.9)	(42.9)	(4.7)	(9.6)
Net cash provided by (used in) financing activities	$14.2	$4.9	$61.6	$0.4	$92.0
       Operating Activities. Operating activities used $97.8 million in cash during the nine months ended September 30, 2005 compared to generating $5.1 million during the nine months ended September 30, 2004. This decrease is primarily due to increases in accounts receivable of $46.4 million and inventory of $55.0 million, which relate to the rising price of crude oil and the increase in throughput in our fuels products segment as the Shreveport reconfiguration was completed in February 2005. It was also impacted by the decrease in accounts payable of $24.5 million which relates to the timing of payment for capital expenditures and the increase in purchases from suppliers who required shorter payment terms.
       Operating activities used $0.6 million of cash for the year ended December 31, 2004 compared to generating $7.0 million of cash for the year ended December 31, 2003. This decrease is primarily due to increased levels of accounts receivable and inventory which more than offset increases in net income and accounts payable. This net increase in accounts payable was driven primarily by capital expenditures related to the Shreveport reconfiguration incurred but not paid at the end of 2004 and the rising cost of crude oil.
       Operating activities used $4.3 million of cash for the year ended December 31, 2002 compared to generating $7.0 million in cash for the year ended December 31, 2003. This increase is due primarily to a decrease in inventory levels which more than offset the decrease in net income (loss).
       Investing Activities. Cash used in investing activities increased to $9.6 million during the nine months ended September 30, 2005 as compared to $4.7 million during the nine months ended September 30, 2004. This increase is primarily due to $3.7 million of additions to property, plant and equipment related to the reconfiguration at our Shreveport refinery incurred during 2005, with no comparable expenditures in 2004, and an upgrade to the capacity and enhancement of product mix at Cotton Valley.
       Cash used in investing activities increased to $42.9 million for the year ended December 31, 2004 compared to $11.9 million for the year ended December 31, 2003. This increase is primarily due to $36.0 million of additions to property, plant and equipment related to the reconfiguration at our Shreveport refinery incurred during 2004.
       Cash used in investing activities increased to $11.9 million for the year ended December 31, 2003 compared to $9.9 million for the year ended December 31, 2002. The increase is primarily due to higher levels of capital expenditures in 2003.
       Financing Activities. Financing activities provided cash of $92.0 million for the nine months ended September 30, 2005 compared to using cash of $0.4 million for the nine months ended September 30, 2004. This increase is primarily due to additional borrowings with external parties used to finance the growth in working capital primarily related to the start up of our fuel products operations at Shreveport during 2005 and also to the rising cost of crude oil.

       Cash provided by financing activities increased to $61.6 million for the year ended December 31, 2004 compared to $4.9 million for the year ended December 31, 2003. This increase is primarily due to the third party borrowings of $49.8 million and additional borrowings from a limited partner obtained to finance the reconfiguration at our Shreveport refinery.
       Cash provided by financing activities decreased to $4.9 million for the year ended December 31, 2003 compared to $14.2 million for the year ended December 31, 2002. This decrease is due primarily to lower borrowings driven by higher operating cash flows.
Capital Expenditures
       Our capital requirements consist of capital improvement expenditures, replacement capital expenditures and environmental expenditures. Capital improvement expenditures include expenditures to acquire assets to grow our business and to expand existing facilities, such as projects that increase operating capacity. Replacement capital expenditures replace worn out or obsolete equipment or parts. Environmental expenditures include property additions to meet or exceed environmental and operating regulations. We expense all maintenance costs. Major maintenance and repairs (facility turnarounds) are accrued in advance over the period between turnarounds.
       The following table sets forth our capital improvement expenditures, replacement capital expenditures and environmental expenditures in each of the periods shown.

				Nine Months
	Year Ended December 31,			Ended
				September 30,
	2002	2003	2004	2005

	(dollars in millions)
Capital improvement expenditures	$4.2	$7.5	$39.0	$7.4
Replacement capital expenditures	5.5	4.3	2.6	$1.8
Environmental expenditures	0.5	0.4	1.4	$0.4

Total	$10.2	$12.2	$43.0	$9.6

       The capital improvement expenditures for the nine months ended September 30, 2005 were primarily used to complete the reconfiguration of our Shreveport refinery and to upgrade the capacity and enhance the product mix at the Cotton Valley refinery. Significant capital improvement expenditures in 2004 made to enhance our refineries’ product mix and capacity consisted primarily of $37.5 million related to the reconfiguration of the Shreveport refinery. Significant capital improvement expenditures in 2003 made to enhance our refineries’ product mix and capacity consisted primarily of expenditures to upgrade the Shreveport hydrotreater and the Princeton refinery. Significant expenditures in 2002 included capacity upgrades to our Shreveport and Cotton Valley refineries. We expect capital expenditures for the remainder of 2005 to total approximately $4.5 million consisting mostly of expansions to the Shreveport refinery. We anticipate that these capital expenditures will be funded with cash generated from operations.
       As part of our $39.7 million Shreveport refinery reconfiguration, we modified our Shreveport refinery with the capability to make all of its low sulfur diesel fuel into ultra low sulfur diesel fuel as required by the EPA’s 2006 ultra low sulfur diesel standards. Our Cotton Valley refinery may similarly make all of its low sulfur diesel fuel into ultra low sulfur diesel fuel. Our Princeton refinery may blend its high sulfur diesel fuel to produce lubricating oils or transport it to the Shreveport refinery for further processing into ultra low sulfur diesel fuel. Our Shreveport refinery’s gasoline production currently meets the EPA’s 2006 low sulfur gasoline standards.
       We anticipate that future capital improvement requirements will be provided through long-term borrowings, other debt financings, equity offerings and/or cash on hand.

Debt and Credit Facilities
       Existing Credit Facilities. We have a significant amount of long-term indebtedness. As of September 30, 2005, we had borrowings from a limited partner which included a $180.0 million credit facility, letters of credit up to $80.0 million and $11.4 million of notes payable. The borrowings are secured by all of our assets, other than those related to our Shreveport operations. We are subject to certain financial covenants under this agreement, the most restrictive of which are related to earnings, liquidity, leverage and capital expenditures.
       Further, as of September 30, 2005, we had third party borrowings under a term loan agreement of $40.0 million which bears interest at a fixed rate of 14% and are due December 31, 2008 and borrowings of $91.6 million under a revolving credit agreement which bears interest at the prime rate plus 75 basis points, or 6.8%, and is due December 31, 2008. These third party borrowings are secured by all of the assets related to our Shreveport operations. We are subject to certain financial covenants under this agreement, the most restrictive of which are related to earnings, liquidity, leverage and capital expenditures.
       We anticipate that these existing credit facilities will be paid off in the fourth quarter of 2005 with borrowings under the new credit facilities described below.
       New Credit Facilities. We expect that, in the fourth quarter of 2005, we will pay off all of our existing indebtedness and enter into new credit agreements with syndicates of financial institutions for credit facilities that will consist of:

•	a $225.0 million senior secured revolving credit facility; and

•	a $225.0 million senior secured first lien credit facility consisting of a $175.0 million term loan facility and a $50.0 million pre-funded letter of credit facility.

       We anticipate that the revolver will bear interest at LIBOR plus 150 basis points, will have a first priority lien on our cash, accounts receivable and inventory and a second priority lien on our fixed assets and will have a five-year maturity. We anticipate that the term loan and letter of credit facility will be fully drawn at the refinancing, will bear interest at LIBOR plus 300 basis points, will have a first priority lien on our fixed assets and a second priority lien on our cash, accounts receivable and inventory and will have a seven-year maturity.
       Borrowings under our letter of credit facility will be placed into an account to provide credit support for our hedging activities. Additional credit support is provided by the first priority lien securing the facility. As long as this first priority lien is in effect, we will have no obligation to post additional cash, letters of credit or other additional collateral to secure our hedges at any time, even if our counterparty’s exposure to our credit increases over the term of the hedge as a result of higher commodity prices.
       The credit facilities will permit us to make distributions to our unitholders as long as we are in compliance with financial covenants, after giving effect to any proposed distribution, requiring us to maintain a maximum consolidated debt (as defined in the credit agreement) to consolidated Adjusted EBITDA ratio of no greater than 3.75 to 1 and to maintain cash, cash equivalents or borrowing capacity under the revolving credit facility of at least $30 million. Adjusted EBITDA will be defined in our new credit facilities as: (1) net income plus (2)(a) interest expense; (b) taxes; (c) depreciation and amortization; (d) unrealized losses from derivatives; (e) restructuring, decommissioning and asset impairments and extraordinary gains and losses; and (f) prepaid expenses and accrued expenses net of cash outlays; minus (3) unrealized gains from derivatives. Following this offering and the application of the net proceeds to repay indebtedness, we anticipate that we will be in compliance with the financial covenants contained in our new credit facilities and will, therefore, be able to make distributions to our unitholders.

       In addition, we anticipate that our new credit agreements will contain various covenants that limit, among other things, our ability to:

•	incur indebtedness;

•	grant liens;

•	make certain acquisitions and investments;

•	make capital expenditures above specified amounts;

•	redeem or prepay other debt;

•	enter into transactions with affiliates;

•	enter into a merger, consolidation or sale of assets; or

•	cease our crack spread hedging program.

       We anticipate that if an event of default exists under our new credit agreements, the lenders will be able to accelerate the maturity of the credit facilities and exercise other rights and remedies. We anticipate that each of the following will be an event of default:

•	nonpayment of principal interest, fees or other amounts;

•	failure of any representation or warranty to be true and correct when made or confirmed;

•	failure to perform or observe covenants in the credit agreement or other loan documents, subject to certain grace periods;

•	payment defaults in respect of other indebtedness, including without limitation, our new revolving credit facility;

•	cross-defaults in other indebtedness if the effect of such default is to cause the acceleration of such indebtedness under any material agreement if such default could have a material adverse effect on us;

•	bankruptcy or insolvency events;

•	monetary judgment defaults;

•	asserted invalidity of the loan documentation; and

•	a change of control in us.

       We entered into a binding commitment letter with Banc of America Securities LLC and Bank of America, N.A. on October 21, 2005 relating to our new credit facilities. However, the credit facilities are subject to a number of conditions, including the negotiation, execution and delivery of definitive documentation.

Contractual Obligations and Commercial Commitments
       A summary of our total contractual cash obligations as of December 31, 2004, is as follows:

	Payments Due By Period (millions)

		Less
		than 1	1-3	3-5	More than
	Total	Year	Years	Years	5 Years

Long-term debt obligations	$194.3	$—	$164.3	$30.0	$—
Operating lease obligations(1)	33.9	6.6	10.3	5.4	11.6
Letters of credit(2)	19.4	19.4	—	—	—
Purchase commitments(3)	732.1	193.6	487.7	47.0	3.8

Total obligations	$979.7	$219.6	$662.3	$82.4	$15.4

(1)	We have various operating leases for the use of land, storage tanks, pressure stations, railcars, equipment, precious metals and office facilities that extend through August 2015.

(2)	Standby letters of credit supporting crude oil purchases.

(3)	Purchase commitments consist of obligations to purchase fixed volumes of crude oil from various suppliers based on current market prices at the time of delivery.
Critical Accounting Policies and Estimates
       Our discussion and analysis of results of operations and financial condition are based upon our consolidated financial statements for the years ended December 31, 2002, 2003 and 2004 and the nine months ended September 30, 2004 and 2005. These consolidated financial statements have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the amounts reported in those financial statements. On an ongoing basis, we evaluate estimates. We base our estimates on historical experience and assumptions believed to be reasonable under the circumstances. Those estimates form the basis for our judgments that affect the amounts reported in the financial statements. Actual results could differ from our estimates under different assumptions or conditions. Our significant accounting policies, which may be affected by our estimates and assumptions, are more fully described in Note 2 to our consolidated financial statements that appear elsewhere in this prospectus. We believe that the following are the more critical judgment areas in the application of our accounting policies that currently affect our financial condition and results of operations.
Revenue Recognition
       We recognize revenue on orders received from our customers when there is persuasive evidence of an arrangement with the customer that is supportive of revenue recognition, the customer has made a fixed commitment to purchase the product for a fixed or determinable sales price, collection is reasonably assured under our normal billing and credit terms, and ownership and all risks of loss have been transferred to the buyer, which is upon shipment to the customer.
Turnaround
       Periodic major maintenance and repairs (turnaround costs) applicable to refining facilities are accounted for using the accrue-in-advance method. Accruals are based upon management’s estimate of the nature and extent of maintenance and repair necessary for each facility. Actual expenditures could vary significantly from management’s estimates as the scope of a turnaround may significantly change once the actual maintenance has commenced.

Inventory
       The cost of inventories is determined using the last-in, first-out (LIFO) method. Costs include material, labor and manufacturing overhead costs. We review our inventory balances quarterly for excess inventory levels or obsolete products and write down, if necessary, the inventory to net realizable value. The replacement cost of our inventory, based on current market values, would have been $55.8 million, $26.9 million and $10.3 million higher at September 30, 2005, December 31, 2004 and 2003, respectively.
Derivatives
       We utilize derivative financial instruments to reduce commodity price risks. We do not hold or issue derivative financial instruments for trading purposes. Statement of Financial Accounting Standards (or SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, which was amended in June 2000 by SFAS No. 138 and in May 2003 by SFAS No. 149, establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. Derivatives that are not designated as hedges are adjusted to fair value through earnings. If the derivative is designated as a hedge, depending upon the nature of the hedge, changes in the fair value of the derivatives are either offset against the fair value of assets, liabilities or firm commitments through earnings, or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized into income. During 2002, a portion of our outstanding derivatives were designated as hedges. During 2003 and 2004 and the first nine months of 2005, none of our outstanding derivative transactions were designated as hedges. Derivative contracts currently outstanding will continue to be reflected in earnings as a result of changes in the market value of these derivatives. It is our intention to enter into future derivative transactions that will be designated and qualify as cash flow hedges under SFAS 133, as amended. Adjustments to the market value of the effective portion of derivative instruments that qualify as a cash flow hedge will be reflected as a component of other comprehensive income (outside earnings) and reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. As a result, gain (loss) on derivative transactions recognized in our historical financial statements may not be consistent with our future gains (losses) on derivative transactions.
Recent Accounting Pronouncements
       On December 16, 2004, the FASB issued Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock Based Compensation, Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.
       Statement 123(R) is effective for fiscal years beginning after July 1, 2005. We expect to adopt Statement 123(R) using the “modified prospective” method in which compensation cost is recognized beginning with the effective date based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date. The total impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future.

       In 2005, the FASB Interpretation No. 47 (FIN 47), Accounting for Conditional Asset Retirement Obligations was issued. We will be required to adopt this interpretation as of December 31, 2005. We have conditional asset retirement obligations related to our Cotton Valley, Shreveport and Princeton refineries related to asbestos. We believe that there is an indeterminate settlement date for these obligations so that a fair value cannot be reasonably estimated. Therefore, we do not expect to record any liability for asset retirement obligations related to these refineries upon adoption of FIN 47.
Quantitative and Qualitative Disclosures about Market Risk
Interest Rate Risk
       We are exposed to market risk from fluctuations in interest rates. At September 30, 2005, we had approximately $273.4 million of variable rate debt and $40.0 million of fixed rate debt. Holding other variables constant (such as debt levels) and not taking into account the use of proceeds from this offering or the anticipated refinancing of our existing indebtedness, a one hundred basis point change in interest rates on our variable rate debt would be expected to have an impact on net income and cash flows for the next year of approximately $2.7 million.
Commodity Price Risk
       Both our profitability and our cash flows are affected by volatility in prevailing crude oil and natural gas prices and crack spreads (the difference between crude oil prices and refined product sale prices). The primary purpose of our commodity risk management activities is to hedge our exposure to price risks associated with the cost of crude oil and natural gas and sales prices of our fuel and specialty products.
Crude Oil Price Volatility
       We are exposed to significant fluctuations in the price of crude oil, our principal raw material. Given the historical volatility of crude prices, this exposure can significantly impact product costs and gross profit. Holding all other variables constant, and excluding the impact of our current hedges, we expect a $1.00 change in the per barrel price of crude oil would change our specialty product segment cost of sales by $9.3 million and our fuel product segment cost of sales by $8.7 million on an annual basis based on our results for the three months ended September 30, 2005.
Crude Oil Hedging Policy
       Because we typically do not set prices for our specialty products in advance of our crude oil purchases, we can take into account the cost of crude oil in setting prices. We further manage our exposure to fluctuations in crude oil prices in our specialty products segment through the use of derivative instruments. Our historical policy has generally been to enter into crude oil contracts for a period no greater than twelve months forward and for no more than 70% of our anticipated crude oil purchases related to non-fuels production. Our policy going forward will be generally to enter into crude oil contracts for three to six months forward and for 50% to 70% of our anticipated crude oil purchases related to our specialty products production.
Natural Gas Price Volatility
       Since natural gas purchases comprise a significant component of our cost of sales, changes in the price of natural gas also significantly affect our profitability and our cash flows. Holding all other cost and revenue variables constant, and excluding the impact of our current hedges, we expect a $0.50 change per MMBtu in the price of natural gas would change our cost of sales by $2.5 million on an annual basis based on our results for the three months ended September 30, 2005.

Natural Gas Hedging Policy
       In order to manage our exposure to natural gas prices, we enter into derivative contracts. Our policy is generally to enter into natural gas swap contracts during the summer months for approximately 50% of our anticipated natural gas requirements for the upcoming winter months.
Crack Spread Volatility
       Our profitability and cash flows are also significantly impacted by the crack spreads we experience. Crack spreads represent the difference between the prices we are able to realize for our fuel products and the cost of the crude oil we must purchase to produce those products. Holding other variables constant, and excluding the impact of our current hedges, we expect a $0.50 change in the Gulf Coast 2/1/1 crack spread per barrel would change our annual fuel product segment gross profit by $4.4 million based on our results for the three months ended September 30, 2005.
Crack Spread Hedging Policy
       In order to manage our exposure to crack spreads, we enter into fuels product margin swap and collar contracts. We began to implement this policy in October 2004. Our historical policy has been to enter into crack spread hedging contracts for a period no greater than two years and for no more than 75% of anticipated fuels production. Our policy going forward will be to enter into crack spread derivative hedging contracts for a period no greater than five years and for no more than 75% of anticipated fuels production. We believe this new policy will lessen the volatility of our cash flows. In addition, in connection with our new credit facilities, our lenders will requires us to obtain and maintain crack spread hedges for our fuels segment for a rolling two-year period for at least 40%, and no more than 80%, of our anticipated fuels production.
       The historical impact of fair value fluctuations in our derivative instruments has been reflected in gain (loss) on derivative instruments in our consolidated statement of operations. In connection with this offering, it is our intention to designate future derivative transactions as hedges. As a result, gain (loss) on derivative transactions recognized in our historical financial statements may not be consistent with our future gains (losses) on derivative transactions.
       The unrealized gain or loss on derivatives at a given point in time is not necessarily indicative of the results realized when such contracts mature. Please read “Derivatives” in Note 2 of Notes to Consolidated Financial Statements for a discussion of the accounting treatment for the various types of derivative transactions, and see Note 7 “Derivative Instruments” for a further discussion of our derivatives policy.
Existing Derivative Instruments
The following tables provide information about our derivative instruments as of November 15, 2005:
2006 Derivative Transactions

		Lower Put	Upper Put	Call Floor	Call Ceiling
Crude Oil Put/Call Spreads	Barrels	($/Bbl)	($/Bbl)	($/Bbl)	($/Bbl)

January 2006	186,000	$46.82	$56.22	$66.22	$76.22
February 2006	168,000	46.79	56.22	66.22	76.22
March 2006	124,000	46.63	56.17	66.17	76.17
April 2006	120,000	46.70	56.17	66.17	76.17

Annual Totals	598,000
Average Price		46.75	56.20	66.20	77.20

2/1/1 Crack Spread Swaps	Barrels	($/Bbl)

First Quarter 2006	1,035,000	$9.00
Second Quarter 2006	1,037,000	8.97
Third Quarter 2006	1,039,000	8.65
Fourth Quarter 2006	1,039,000	8.27

Annual Totals	4,150,000
Average Price		$8.72

		Floor Price	Ceiling Price
2/1/1 Crack Spread Collars	Barrels	($/Bbl)	($/Bbl)

First Quarter 2006	675,000	$7.29	$9.62
Second Quarter 2006	675,000	7.81	10.14
Third Quarter 2006	675,000	7.58	9.58
Fourth Quarter 2006	675,000	6.29	8.29

Annual Totals	2,700,000
Average Price		$7.24	$9.41

Natural Gas Swaps	MMbtu	$/MMbtu

First Quarter 2006	600,000	$9.84
Second Quarter 2006	—	—
Third Quarter 2006	—	—
Fourth Quarter 2006	—	—

Annual Totals	600,000
Average Price		$9.84
2007 Derivative Transactions

2/1/1 Crack Spread Swaps	Barrels	($/Bbl)

First Quarter 2007	1,260,000	$11.59
Second Quarter 2007	1,260,000	11.55
Third Quarter 2007	1,260,000	11.59
Fourth Quarter 2007	1,260,000	11.59

Annual Totals	5,040,000
Average Price		$11.58

INDUSTRY OVERVIEW
Specialty Products
       Specialty product manufacturing companies, such as us, use complex technologies and processes, such as chemical processing, treating and blending, to produce a wide variety of high-quality, customized hydrocarbon products, including lubricating oils, solvents and waxes from base crude oil feedstocks.
       Specialty product manufacturing is customer focused and characterized by precise, high-quality product specifications. Each manufacturer has a unique processing configuration as a result of the product markets it serves and the feedstock available to it. The nature and complexity of specialty product manufacturing typically provide for higher product margins than commodity fuels refining, a high barrier to entry for new competitors and economic benefits from manufacturing and marketing a diverse scope of products.
       Petroleum Base Stocks. Specialty products are primarily produced from base crude oil feedstocks or “base stocks.” There are two primary types of base stocks: paraffinic and naphthenic, each having different characteristics and producing different specialty products.
       Paraffinic base stocks are typically heavier fractions of hydrocarbons and are used to formulate most automotive, industrial and consumer lubricants, including engine oils, transmission fluids and gear oils, waxes, petrolatums, finished candle blends, and agricultural spray oils, as well as solvents for the manufacturing of paints, inks, coatings, adhesives, cosmetics, and fragrances.
       Naphthenic base stocks are typically lighter fractions of hydrocarbons and are used to formulate low temperature hydraulic oils, refrigeration oils, rubber process oils and metal working oils.
       Specialty Products. Specialty products produced from base stocks include lubricating oils, solvents and waxes. Lubricating oils can be compounded or finished with additives to provide the characteristics required by the manufacturers of motor oils, industrial greases, lubricants, and cutting oils. Solvents are manufactured from the further distillation of paraffinic and naphthenic base stocks. Solvents can also be produced or blended to meet very specific requirements. The most common solvents include mineral spirits, xylene, toluene, hexane, heptane and naphthas. Solvents have a wide variety of industrial applications, including the manufacture of paints, inks, coatings, cleaning products, adhesives and petrochemicals.
       Waxes are derived from the processing of paraffinic base stocks and are divided into three categories: paraffin, microcrystalline and petrolatum waxes. These three categories of waxes differ in their crystal structure, color and melting points, each of which are important characteristics in the manufacturing of final end products. Waxes have a wide array of primary and secondary uses, including adhesive manufacture, barrier coatings, batteries, bottle cap liner, cable filling, candlemaking, caulking compound, chewing gum base, corrosion inhibitor, corrugated products, cosmetics, fabric waterproofing, firelogs, food wrappers, fruit coatings, ink manufacture, metal coatings and pharmaceuticals.
       Market Demand and Growth Potential. Specialty products can typically be categorized into the major sectors they serve, which are the:

•	Industrial sector;

•	Consumer sector; and

•	Automotive sector.
       Demand for specialty products in the industrial sector, which utilizes specialty products such as hydraulic and compressor oils, process oils, waxes, metalworking fluids and solvents, is generally tied to demand for durable and nondurable manufactured goods and services. Demand for specialty products in the consumer sector, which uses specialty products such as candle blends, chewing gum base, fire logs, cosmetics and fragrances is also generally tied to demand for consumer goods. Demand for specialty products in the automotive sector, which utilizes specialty products such as engine oils, transmission fluids and gear oils, is tied directly to demand in the automotive industry.
       Because specialty products typically represent a strictly formulated essential element of a higher priced end-product, consumers of specialty products are concerned primarily with product quality and are less sensitive to price than most consumers of commodity products. Therefore, as compared to other commercial industries, specialty product manufacturing generally exhibits the characteristics of a niche industry: lower volumes, consistent, high-quality product specifications, higher margins and limited competition relative to most commodity products.
Fuel Products
       Oil refining is the process of taking hydrocarbon atoms present in crude oil and separating and converting them into marketable finished petroleum products, including fuel products such as gasoline, diesel fuel and jet fuel. Refining is primarily a margin-based business where the majority of feedstocks, including crude oil, and finished petroleum products are commodities. Refiners create value by selling finished petroleum products at prices higher than the cost to acquire and convert crude oil into finished petroleum products. The current U.S. refining industry is characterized by limited available capacity, high utilization rates, strong demand for products and reliance on imported products. A new refinery has not been built in the United States since 1976, and there are approximately 150 oil refineries operating in the United States.
       Widely used benchmarks in the fuel products industry to measure market values and margins are West Texas Intermediate crude oil, a reference to the quality of crude oil, and the 3/2/1 crack spread. West Texas Intermediate is a light sweet crude oil and the West Texas Intermediate benchmark is used in both the spot and futures markets. The 3/2/1 crack spread refers to the margin that would accrue from the simultaneous purchase of West Texas Intermediate crude oil and the sale of finished petroleum products, in each case at the then prevailing market price. The 3/2/1 crack spread assumes three barrels of West Texas Intermediate crude oil will produce two barrels of U.S. Gulf Coast 87 Octane Conventional gasoline and one barrel of U.S. Gulf Coast No. 2 Heating Oil. Average 3/2/1 crack spreads vary from region to region depending on the supply and demand balances of crude oils and refined products. Actual refinery margins vary from the 3/2/1 crack spread due to the actual crude oil used and products produced, transportation costs, regional differences and the timing of the purchase of the feedstock and sale of the refined petroleum products.
       The fundamental drivers of profitability in the refining industry have improved since the late 1990s, which has resulted in a general widening between the prices for finished petroleum products and the costs of crude oil. For a historical perspective demonstrating the improved margins, the 3/2/1 crack spread averaged $3.04 per barrel between 1990 and 1999, $4.61 per barrel between 2000 and 2004, $6.52 in the first quarter of 2005, $9.10 in the second quarter of 2005 and $17.07 in the third quarter of 2005. The Energy Information Association, or EIA, projects demand for petroleum products to outpace capacity growth and to grow at an average of 1.5% per year over the next two decades.
       The Refining Process. Refineries are designed to process specific crude oils into selected products. The different process units inside a refinery generally perform one of three functions:

•	separate the different types of hydrocarbons present in crude oil;

•	convert the separated hydrocarbons into more desirable or higher-value products, such as fuels; or

•	chemically treat the products by removing unwanted elements and compounds, like sulfur, nitrogen and metals.

       The many steps in the refining process are designed to maximize the value of the main feedstock, crude oil.
       The first refinery units at the inlet of the plant to process crude oil are typically the atmospheric and vacuum distillation towers. Crude oil is separated through the distillation process and recovered as hydrocarbon fractions. The hydrocarbon components that have the lowest boiling points, including gasoline and liquefied petroleum gas, vaporize and exit the top of the atmospheric distillation tower. The hydrocarbon components with medium boiling points, such as jet fuel, kerosene, home heating oil and diesel fuel, are drawn from the middle of the atmospheric distillation tower. The hydrocarbon components with the highest boiling points are recovered from the bottom of the atmospheric distillation tower and then separated in the vacuum distillation tower. The various fractionated hydrocarbon components are then pumped to the next appropriate unit in the refinery for further processing into higher-value products.
       Major fuel products include:

•	Unleaded Gasoline: One of the most significant refinery products, both in terms of volume and value, is unleaded gasoline. Various gasoline blendstocks are blended to achieve specifications for regular and premium grades in both summer and winter gasoline formulations. Additives are often used to enhance performance and provide protection against oxidation and rust formation.

•	Distillate Fuels: Distillates are primarily diesel fuels and domestic heating oils.

•	Kerosene: Kerosene is a refined middle-distillate petroleum product that is used for jet fuel, cooking, space heating, lighting, solvents and for blending into diesel fuel.

•	Liquefied Petroleum Gas: Liquefied petroleum gases, consisting primarily of propane and butane, are produced for use as a fuel and a feedstock in the manufacture of petrochemicals, such as ethylene and propylene.

•	Residual Fuels: Many marine vessels, power plants, commercial buildings and industrial facilities use residual fuels or combinations of residual and distillate fuels for heating and processing. Asphalts are also made from residual fuels and are used primarily for roads and roofing materials.
       Economics of Fuel Products Refining. Fuel Products refining is primarily a margin-based business where both the feedstocks and refined finished products are commodities. Because some of the operating expenses are relatively fixed, the refiner’s goal is to maximize the yields of high-value products and to minimize feedstock costs. Feedstock costs depend on the specific type of crude oil and other inputs to the refinery. Product value and yields are a function of the operating equipment at a specific refinery and the characteristics of the feedstocks.
       Because refineries produce many other products that are not reflected in the crack spread, gross profit tends to be specific to the refinery. Crack spreads can be used as an indicator for gross profit, but actual gross profit may vary significantly from the crack spread.
       Major operating costs include energy costs, employee wages and routine maintenance and repair. Employee labor and repairs and maintenance are relatively fixed costs that generally increase proportional to inflation. By far, the largest component of variable cost is energy, or fuel gas, and the most reliable price indicator for energy costs is the cost of natural gas.
       The refinery industry is subject to many regulatory and environmental constraints. Please read “Business — Environmental Matters.”

BUSINESS
Overview
       We are a leading independent producer of high-quality, specialty hydrocarbon products in North America. Our business is organized into two segments: specialty products and fuel products. In our specialty products segment, we process crude oil into a wide variety of customized lubricating oils, solvents and waxes. Our specialty products are sold to domestic and international customers who purchase them primarily as raw material components for basic industrial, consumer and automotive goods. In our fuel products segment, we process crude oil into a variety of fuel and fuel-related products including unleaded gasoline, diesel fuel and jet fuel. In connection with our production of specialty products and fuel products, we also produce asphalt and a limited number of other by-products. For the nine months ended September 30, 2005, approximately 53.7% of our gross profit was generated from our specialty products segment and approximately 46.3% of our gross profit was generated from our fuel products segment.
       Our operating assets consist of our:

•	Princeton Refinery. Our Princeton refinery, located in northwest Louisiana and acquired in 1990, produces specialty lubricating oils, including process oils, base oils, transformer oils and refrigeration oils that are used in a variety of industrial and automotive applications. The Princeton refinery has aggregate crude oil throughput capacity of approximately 10,000 bpd and average daily crude oil throughput of 8,164 bpd for the three months ended September 30, 2005.

•	Cotton Valley Refinery. Our Cotton Valley refinery, located in northwest Louisiana and acquired in 1995, produces specialty solvents that are used principally in the manufacture of paints, cleaners and automotive products. The Cotton Valley refinery has aggregate crude oil throughput capacity of approximately 13,500 bpd and average daily crude oil throughput of 7,562 bpd for the three months ended September 30, 2005.

•	Shreveport Refinery. Our Shreveport refinery, located in northwest Louisiana and acquired in 2001, produces specialty lubricating oils and waxes, as well as fuel products such as gasoline, diesel fuel and jet fuel. The Shreveport refinery has aggregate crude oil throughput capacity of approximately 42,000 bpd and average daily crude oil throughput of 36,254 bpd for the three months ended September 30, 2005.

•	Distribution and Logistics Assets. We own and operate a terminal in Burnham, Illinois with a storage capacity of 130,000 barrels that facilitates the distribution of product in the Upper Midwest and East Coast regions of the United States and in Canada. In addition, we lease approximately 1,200 rail cars to receive crude oil or distribute our products throughout the United States and Canada. We also have approximately 4.5 million barrels of aggregate finished product storage capacity at our refineries.
       Following each of our refinery acquisitions, we commenced and completed reconfiguration and expansion projects that allowed us to more efficiently produce existing products, increase utilization and improve our ability to produce additional higher margin specialized products to satisfy our customers’ demands. For example, when we acquired the Princeton refinery, we expanded the number of products produced at the refinery from 60 products to 165 products and increased capacity by expanding production from the facility’s hydrotreater and redesigning the product mix. In addition, when we acquired the Cotton Valley refinery, we expanded the number of products produced at the refinery from 10 products to 70 products by constructing a hydrotreater at the facility and redesigning the product mix. We increased the capabilities at our Shreveport refinery by expanding the wax production capacity and recommissioning certain of its previously idled fuels production units to take advantage of improved fuels margins and increase overall refinery utilization.

       The following table contains the primary products we produce as well as some of their end-uses:

Representative End-Users and
Product	End-Uses	Brand Names

Lubricating Oils
Process Oils and Base Oils	Defoamers; Adhesives; Rubber Processing; Extenders; Heat Transfer Fluids; Metalworking Fluids; Inks; Drilling Fluids; Plant/Grain Dedusters; Transformer Oils; Refrigeration Oils; White Oil Feedstocks	Goodyear; Cooper Tire; Michelin; Bridgestone; Bostik Findley; HB Fuller; National Starch; ExxonMobil; Penreco; Sonneborn; Fuchs
Bright Stocks	Gear Lubricants; Rubber Processing	ExxonMobil; Shell Oil; Lubricating Specialties Co.
Agricultural Spray Oils	Pesticides for Fruit-Bearing Trees	Fleetwing; Helena Chemical
Blended Lubricating Oils	Automotive Transmission Fluids; Motor Oils; Hydraulic Oils	Tulco Oil; Hubert Glass; Premier Lubricants

Waxes
Petrolatum	Cosmetics; Pharmaceuticals; Animal Feed Supplements	Snap; Avatar; ADM
Waxes	Chewing Gum Base; Candles; Firelogs; Board Coatings; Adhesives; PVC Additives	Candle-lite; Duraflame; Wrigley’s Gum; Blyth; For Every Body, Hanna’s; Global Wax; HB Fuller; Forbo Adhesives; Rose Art Industries; National Starch; Baker Petrolite

Solvents
Petroleum Spirits	Camp Fuel	Coleman; Wal-Mart
Light Mineral Spirits	Charcoal Lighter Fluid	Family Dollar; Duraflame
Heart Cut Kerosene	Automotive Aftermarket; Pesticides	Turtle Wax; WD-40; Spectracide; Hot Shot Bug Killers; Raid; Deep 6; Shell Oil Products US
Iso-Hexane	Adhesives	Liquid Nails; Wilson Art; OSI Brands
Heptane	Automotive Aftermarket	Starting Fluid
Heavy Mineral Spirits	Paints and Coatings	Sherwin Williams; Behr; Duckback Products

Fuel Products
Ultra-Low Sulfur Gasoline	Motor Fuel	Murphy Oil; BP
Ultra-Low Sulfur Diesel	Motor Fuel	Murphy Oil; BP
Jet Fuel	Aviation Fuel	Barksdale Air Force Base; Truman Arnold

Asphalt and Other By-Products
Asphalt	Road Paving; Roofing	Certainteed; Davison Petroleum Products
Vacuum Residual	Asphalt Blending; Fuel Oil	Davison Petroleum Products
Mixed Butanes	Petrochemical Feedstock; Gasoline Blendstock	Shell Trading US

Business Strategies
       Our management team is dedicated to increasing the amount of cash available for distribution on each limited partner unit by executing the following strategies:

•	Concentrate on stable cash flows. We intend to continue to focus on businesses and assets that generate stable cash flows. Approximately 53.7% of our gross profit for the nine months ended September 30, 2005 was generated by the sale of specialty products, a segment of our business which is characterized by stable customer relationships due to their requirements for highly specialized products. Historically, we have been able to reduce our exposure to crude oil price fluctuations in this segment through our ability to pass on incremental feedstock costs to our specialty products customers and through our crude oil hedging programs. In our fuel products business, we seek to mitigate our exposure to fuel margin volatility by maintaining a long-term crack spread hedging program. We believe the diversity of our products, our broad customer base and our hedging activities will contribute to the stability of our cash flows.

•	Develop and expand our customer relationships. Due to the specialized nature of, and the long lead-time associated with, the development and production of many of our products, our customers have an incentive to continue their relationships with us. We believe that larger competitors do not work with customers as we do from product design to delivery for small volume products like ours. We intend to continue to assist our existing customers in expanding their product offerings as well as marketing specialty product formulations to new customers. By striving to maintain our long-term relationships with our existing customers and to add new customers, we seek to limit our dependence on a small number of customers.

•	Enhance profitability of our existing assets. We will continue to evaluate opportunities to expand our existing asset base to increase our throughput and cash flow. Following each of our asset acquisitions, we have undertaken projects designed to increase the profitability of our acquired assets. We intend to further increase the profitability of our existing asset base through various measures which include changing the product mix of our processing units, debottlenecking units as necessary to increase throughput and reducing costs by improving operations. For example, at the Shreveport refinery we recently recommissioned certain of its previously idled fuels production units, refurbished existing fuels production units, converted existing units to improve gasoline blending profitability and expanded capacity to increase lubricating oil and fuels production.

•	Pursue strategic and complementary acquisitions. Since 1990, our management team has demonstrated the ability to identify opportunities to acquire refineries whose operations we can enhance and whose profitability we can improve. In the future, we intend to continue to make strategic acquisitions of refineries that offer the opportunity for operational efficiencies and the potential for increased utilization and expansion. In addition, we may pursue selected acquisitions in new geographic or product areas to the extent we perceive similar opportunities.
Competitive Strengths
       We believe that we are well positioned to execute our business strategies successfully based on the following competitive strengths:

•	We offer our customers a diverse range of specialty products. We offer a wide range of over 250 specialty products. We believe that our ability to provide our customers with a more diverse selection of products than our competitors generally gives us an advantage in competing for new business. We believe that we are the only specialty product manufacturer that produces all four of naphthenic lubricating oils, paraffinic lubricating oils, waxes and solvents. A contributing factor to our ability to produce numerous specialty products is our ability to ship products between our refineries for product upgrading in order to meet customer specifications.

•	We have strong relationships with a broad customer base. We have long-term relationships with many of our customers, and we believe that we will continue to benefit from these relationships. Our customer base includes over 800 companies and we are continually seeking new customers. From 1995 to 2004, we added at least 60 new specialty products customers per year, and for the nine months ended September 30, 2005 we added 56 new specialty products customers. No single customer accounts for more than 5% of our specialty products revenues.

•	Our refineries have advanced technology. Our refineries are equipped with advanced, flexible technology that allows us to produce high-grade specialty products and to produce gasoline and diesel products that comply with new fuel regulations. Our current gasoline production satisfies the 2006 low sulfur gasoline standard set by the EPA, and our Shreveport and Cotton Valley refineries, as currently configured, have the processing capability to satisfy the 2006 ultra low sulfur diesel standard. Unlike larger refineries, which lack some of the equipment necessary to achieve the narrow distillation ranges associated with the production of specialty products, our operations are capable of producing a wide range of products tailored to our customers’ needs. We have also upgraded the operations of many of our assets through our investment in advanced, computerized refinery process controls.

•	We have an experienced management team. Our management has a proven track record of enhancing value through the acquisition, exploitation and integration of refining assets and the development and marketing of specialty products. Our senior management team, the majority of whom have been working together since 1990, has an average of over 20 years of industry experience. Our team’s extensive experience and contacts within the refining industry provide a strong foundation and focus for managing and enhancing our operations, for accessing strategic acquisition opportunities and for constructing and enhancing the profitability of new assets. After giving effect to this offering, members of our senior management team will have a substantial economic interest in us through their combined, direct or indirect, ownership of a % limited partner interest in our partnership.

Our Operating Assets
General
       We own and operate all of the active refining assets in northwest Louisiana, which consist of: the Princeton refinery, the Cotton Valley refinery and the Shreveport refinery. We also own and operate a terminal in Burnham, Illinois.

       The following table sets forth information about our combined refinery operations. Refining production volume differs from sales volumes due to changes in inventory.

				Nine Months	Three Months
	Years Ended December 31,			Ended	Ended
				September 30,	September 30,
	2002	2003	2004	2005	2005

Total sales volume (bpd)(1)	19,110	23,616	24,658	45,317	49,384
Feedstock runs (bpd)(2):
Crude oil	19,351	22,086	23,867	44,728	49,227
Condensate				2,793	1,281
Other feedstocks and additives	2,314	2,921	2,342	1,355	1,488

Total	21,665	25,007	26,209	48,876	51,996

Refinery production (bpd)(3)
Specialty products:
Lubricating oils	8,173	8,290	9,439	11,439	12,962
Waxes	1,002	699	1,010	919	1,021
Solvents	4,333	4,623	4,974	4,430	4,743
Asphalt and other by-products	3,910	5,159	5,992	6,489	6,497
Fuels	4,168	6,433	3,931	2,130	2,257

Total	21,586	25,204	25,346	25,407	27,479

Fuel products (bpd):
Gasolines			3	7,577	8,873
Diesel fuels			583	8,870	8,654
Jet fuels			342	4,498	4,930
Asphalt and other by-products			26	520	—

Total	—	—	954	21,465	22,457

Total refinery production	21,586	25,204	26,300	46,872	49,936

(1)	Total sales volume includes sales from the production of our refineries and sales of inventories.

(2)	Feedstock runs represents the barrels per day of crude oil and other feedstocks processed at our refineries.

(3)	Total refinery production represents the barrels per day of specialty products and fuel products yielded from processing crude oil and other refinery feedstocks at our refineries. The difference between total refinery production and total feedstock runs is primarily a result of the time lag between the input of feedstock and production of end products.

       Set forth below is information regarding sales contributed by our principal products.

	Years Ended			Nine Months	Three Months
	December 31,			Ended	Ended
				September 30,	September 30,
	2002	2003	2004	2005	2005

	(In thousands)
Sales of specialty products:
Lubricating oils	$156.5	$205.9	$251.9	$270.2	$102.6
Waxes	34.2	32.3	39.5	31.8	12.2
Solvents	71.3	87.6	114.7	104.0	41.5
Asphalt and other by-products	10.8	18.7	47.3	56.2	21.1
Fuels	43.6	85.9	76.6	37.0	12.4

Total	316.4	430.4	530.0	499.1	189.8

Sales of fuel products:
Gasolines	—	—	—	155.1	76.8
Diesel fuels	—	—	3.3	160.0	64.0
Jet fuels	—	—	—	70.9	30.6
Asphalt and other by-products	—	—	6.3	9.7	2.7

Total	—	—	9.6	395.8	174.1

Consolidated sales	$316.4	$430.4	$539.6	$894.9	$363.9

Princeton Refinery
       The Princeton refinery, located on a 208-acre site in Princeton, Louisiana, has aggregate crude oil throughput capacity of 10,000 bpd and is currently processing naphthenic crude oil into lubricating oils, high sulfur diesel fuel and asphalt. The high sulfur diesel fuel may be blended to produce lubricating oil or transported to the Shreveport refinery for further processing into ultra low sulfur diesel. The asphalt may be processed or blended for coating and roofing applications at the Princeton refinery or transported to the Shreveport refinery for processing into bright stock.
       We acquired the Princeton refinery in 1990 for approximately $21.3 million. Since the acquisition, we have invested an additional approximately $26 million in the Princeton refinery. The Princeton refinery currently consists of seven major processing units, 650,000 barrels of storage capacity in 200 storage tanks and related loading and unloading facilities and utilities. Since our acquisition of the Princeton refinery in 1990, we have debottlenecked the crude unit to increase production to 10,000 bpd, increased the hydrotreater’s capacity to 7,000 bpd and upgraded the refinery’s fractionation unit, which has enabled us to produce higher value products. In addition, in

2004, we modified the crude and vacuum unit to improve fractionation and extend its useful life. The following table sets forth historical information about production at our Princeton refinery.

	Years Ended			Nine Months	Three Months
	December 31,			Ended	Ended
				September 30,	September 30,
	2002	2003	2004	2005	2005

Crude oil throughput capacity (bpd)	10,000	10,000	10,000	10,000	10,000
Feedstock runs (bpd):
Crude oil feedstocks	6,782	7,548	8,065	8,100	8,169

Total(1)	6,782	7,548	8,065	8,100	8,169

Production (bpd):
Lubricating oils	4,598	5,141	5,392	5,511	5,404
Fuels	1,054	1,104	1,475	1,216	1,070
Asphalt and other by- products	1,106	1,246	1,364	1,361	1,428

Total(1)	6,758	7,491	8,231	8,068	7,902

(1)	The difference between total refinery production and total feedstock runs is primarily a result of the time lag between the input of feedstock and production of end products.
       The Princeton refinery has a high-pressure hydrotreater and significant fractionation capability enabling the refining of high quality naphthenic lubricating oils at numerous distillation ranges. The Princeton refinery’s processing capabilities consist of atmospheric and vacuum distillation, hydrotreating, asphalt oxidation processing and clay/acid treating facilities. In addition, we have the necessary tankage and technology to process our asphalt into higher value dispositions like coatings and road paving applications.
       The Princeton refinery receives crude oil via tank truck, railcar and pipeline. Its crude oil feedstock primarily originates from Texas and north Louisiana and is purchased from various marketers and gatherers. The Princeton refinery ships its finished products throughout the country by both truck and rail car service.
Cotton Valley Refinery
       The Cotton Valley refinery, located on a 77-acre site in Cotton Valley, Louisiana, has aggregate crude oil throughput capacity of 13,500 bpd and is currently processing crude oil into solvents, low sulfur diesel fuel, fuel feedstocks and residual fuel oil. The residual is an important feedstock for specialty refined products at the Shreveport refinery. The Cotton Valley refinery produces the most complete, single-facility line of paraffinic solvents in the United States.
       We acquired the Cotton Valley refinery in 1995 from Kerr–McGee Refining Corp. for approximately $14.7 million. Since the acquisition, we have invested an additional approximately $24 million in the Cotton Valley refinery. The Cotton Valley refinery currently consists of three major processing units that include a crude unit, a hydrotreater and a fractionation train, 625,000 barrels of storage capacity in 74 storage tanks and related loading and unloading facilities and utilities. The Cotton Valley refinery also has a utility fractionator for batch processing of specialty tight distillation range solvents. Since the acquisition, we have expanded the refinery’s capabilities by installing a hydrotreater with a hydrogen plant that removes aromatics, increased the crude unit processing capability to 13,500 bpd and reconfigured the refinery’s fractionation train to improve product quality, enhance flexibility and lower utility costs. The following table sets forth historical information about production at our Cotton Valley refinery.

	Years Ended			Nine Months	Three Months
	December 31,			Ended	Ended
				September 30,	September 30,
	2002	2003	2004	2005(1)	2005

Crude oil throughput capacity (bpd)	13,500	13,500	13,500	13,500	13,500
Feedstock runs (bpd):
Crude oil feedstocks	8,445	9,370	9,093	7,186	7,572

Total	8,445	9,370	9,093	7,186	7,572

Production (bpd):
Solvents	4,333	4,623	4,974	4,430	4,743
By-products	2,310	2,866	2,330	1,498	1,641
Fuels	1,802	1,881	1,789	1,258	1,188

Total	8,445	9,370	9,093	7,186	7,572

(1)	The refinery was temporarily shut down in February 2005 for an expansion project.
       The Cotton Valley configuration is flexible, which allows it to respond to market changes and customer demands by modifying its product mix. The reconfigured fractionation train also allows the refinery to satisfy demand fluctuations efficiently without large product inventory requirements.
       The Cotton Valley refinery receives crude oil via truck and through a pipeline system operated by a subsidiary of Plains All American. Cotton Valley’s feedstock is primarily low sulfur, paraffinic crude oil originating from north Louisiana and is purchased from various marketers and gatherers. In addition, the refinery occasionally receives feedstock for solvent production from the Shreveport refinery. The Cotton Valley refinery ships finished products throughout the country by both railcar and truck service.
Shreveport Refinery
       The Shreveport refinery, located on a 240-acre site in Shreveport, Louisiana, has aggregate crude oil throughput capacity of 42,000 bpd and is currently processing paraffinic crude oil and associated feedstocks into fuel products, paraffinic lubricating oil products, waxes and residuals, including asphalt and other by-products.
       We acquired the Shreveport refinery in 2001 from Pennzoil–Quaker State Company for approximately $25.3 million. We are indemnified by Pennzoil-Quaker State Company and Atlas Processing Company for specified environmental liabilities arising from operations of the Shreveport refinery prior to our acquisition of the facility. The indemnity is unlimited in amount and duration, but requires us to contribute up to $1 million of the first $5 million of indemnified costs for certain of the specified environmental liabilities. Since the acquisition, Pennzoil-Quaker State Company has been acquired by Shell Oil Company, who is now the indemnitor. Since the acquisition, we have invested an additional $81 million in the Shreveport refinery. The Shreveport refinery currently consists of 15 major processing units, 3.2 million barrels of storage capacity in 140 storage tanks and related loading and unloading facilities and utilities. Since the acquisition, we have expanded the refinery’s capabilities by adding additional processing and blending facilities and a second reactor to the high pressure hydrotreater. In addition, we recently initiated resumption of gasoline and diesel production at the refinery. The following table sets forth historical information about production at our Shreveport refinery.

	Years Ended			Nine Months	Three Months
	December 31,			Ended	Ended
				September 30,	September 30,
	2002	2003	2004	2005	2005

Crude oil throughput capacity (bpd)	10,000	10,000	10,000	42,000	42,000
Feedstock runs (bpd):
Crude oil feedstocks	4,124	5,168	6,709	29,442	33,485
Condensates	—	—	—	2,793	1,281
Other feedstocks/ blendstocks	2,314	2,921	2,342	1,355	1,488

Total(1)	6,438	8,089	9,051	33,570	36,255

Production (bpd):
Fuels	1,312	3,448	1,595	21,121	22,455
Lubricating oils	3,575	3,149	4,047	5,983	7,558
Waxes	1,002	699	1,010	919	1,021
Asphalt and other by-products	494	1,047	2,324	3,630	3,428

Total(1)	6,383	8,343	8,976	31,653	34,462

(1)	The difference between total refinery production and total feedstock runs is primarily a result of the time lag between the input of feedstock and production of end products.
       The Shreveport refinery has a flexible operational configuration and operating personnel that facilitate development of new product opportunities. Product mix fluctuates from one period to the next to capture market opportunities. The refinery has an idle residual fluid catalytic cracking unit, alkylation unit, vacuum tower and a number of idle towers that can be utilized for future project needs.
       The Shreveport refinery currently makes low sulfur diesel and has the capability to make ultra low sulfur diesel fuel and all of its gasoline production currently meets low sulfur standards. It also has the ability to produce low emission diesel fuel for sale in Texas. We anticipate that this product will have greater margins than regular diesel fuel. If this market develops at the currently anticipated margins, we will be able to provide product for that demand. The Shreveport refinery also has the capacity to produce about 7,000 bpd of commercial jet fuel.
       The Shreveport refinery receives crude oil from common carrier pipeline systems operated by subsidiaries of Plains All American and ExxonMobil Corporation, each of which are connected to the Shreveport refinery’s facilities. The Plains All American pipeline system delivers local supplies of crude oil and condensates from north Louisiana and east Texas. The ExxonMobil pipeline system delivers domestic crude oil supplies from south Louisiana and foreign crude oil supplies from the Louisiana Offshore Oil Port (“LOOP”) or other crude terminals. In addition, trucks deliver crude oil gathered from local producers to the Shreveport refinery.
       The Shreveport refinery has direct pipeline access to the TEPPCO Products Partners pipeline, over which it can ship all grades of gasoline, jet fuel and diesel fuel. The refinery also has direct access to the Red River Terminal facility, which provides the refinery with barge access, via the Red River, to major feedstock and petroleum products logistics networks on the Mississippi River and Gulf Coast inland waterway system. The Shreveport refinery also ships its finished products throughout the country through both truck and rail car service.

Burnham Terminal and Other Logistics Assets
       We own and operate a terminal in Burnham, Illinois. The Burnham terminal receives specialty products exclusively from each of our refineries on a daily basis and distributes them by truck to our customers in the Upper Midwest and East Coast regions of the United States and in Canada.
       The terminal includes a tank farm with 67 tanks with aggregate lubricating oil, solvent and specialty product storage capacity of 130,000 barrels as well as blending equipment. The Burnham terminal is complementary to our refineries and plays a key role in moving our products to the end-user market by providing the following services:

•	distribution;

•	blending to achieve specified products; and

•	storage and inventory management.
       We also lease a fleet of approximately 1,200 railcars from various lessors. This fleet enables us to receive crude oil and distribute various specialty products to and from each of our refineries throughout the United States and Canada.
Crude Oil and Feedstock Supply
       We purchase crude oil from major oil companies as well as from various gatherers and marketers in Texas and north Louisiana. The Shreveport refinery can also receive crude oil through the ExxonMobil pipeline system originating in St. James, Louisiana, which provides the refinery with access to domestic crude oils or foreign crude oils through the LOOP or other terminal locations.
       For the nine months ended September 30, 2005, we purchased approximately 26% of our crude oil supply from a subsidiary of Plains All American under a term contract that expires in 2008. During that period, we purchased approximately 51% of our crude oil supply through evergreen crude oil supply contracts, which are typically terminable on 30 days’ notice by either party, and the remaining 23% of our crude oil supply on the spot market. We also purchase foreign crude oil when its spot market price is attractive relative to the price of crude oil from domestic sources. Due to the location of our refineries, we believe that adequate supplies of crude oil will continue to be available to us.
       Our cost to acquire feedstocks, and the price for which we ultimately can sell refined products, depend on a number of factors beyond our control, including regional and global supply of and demand for crude oil and other feedstocks and specialty and fuel products. These in turn are dependent upon, among other things, the availability of imports, the production levels of domestic and foreign suppliers, U.S. relationships with foreign governments, political affairs and the extent of governmental regulation. We have historically been able to pass on the costs associated with increased feedstock prices to our specialty products customers although the increase in selling prices typically lags the rising cost of crude oil for specialty products. We use a hedging program to manage a portion of the price risk. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures About Market Risk — Commodity Price Risk” for a discussion of our crude oil hedging program.
Markets and Customers
       We produce a full line of specialty products, including premium lubricating oils, solvents and waxes. Our customers purchase these products primarily as raw material components for basic industrial, consumer and automotive goods. We also produce a variety of fuel products.
       We have a strong marketing and customer service department with an average industry tenure of over 15 years. Our salesmen regularly visit customers and our sales department works closely with the laboratories at the refineries and our technical department to help create specialized blends that will work optimally for our customers.

Markets
       Specialty Products. The specialty products market represents a small portion of the overall petroleum refining industry in the United States. Of the nearly 150 refineries currently in operation in the United States, a small number of the refineries are considered specialty products producers and only a few compete with us in terms of the number of products produced.
       Our specialty products are utilized in applications across a broad range of industries, including in:

•	industrial goods such as metal working fluids, belts, hoses, sealing systems, batteries, hot melt adhesives, pressure sensitive tapes, electrical transformers and refrigeration compressors;

•	consumer goods such as candles, petroleum jelly, creams, tonics, lotions, coating on paper cups, chewing gum base, automotive aftermarket car-care products (fuel injection cleaners, tire shines and polishes), lamp oils, charcoal lighter fluids, camping fuel and various aerosol products; and

•	automotive goods such as motor oils, greases, transmission fluid and tires.
       Although our refineries are all located in northwest Louisiana, we have the capability to ship our specialty products worldwide. We ship via railcars, trucks or barges in the United States and Canada. About 70% of our product is shipped in our fleet of approximately 1,200 leased rail cars with the remaining 30% of our product shipped in trucks owned and operated by several different third-party carriers. We have the capability to ship large quantities via barge if necessary. For shipments outside of North America, which account for less than 10% of our business, we can ship railcars to several ports where the product can be loaded on a ship for delivery to a customer.
       Fuel Products. We also produce a variety of fuel and fuel-related products, primarily at our Shreveport refinery.
       Fuel products produced at the Shreveport refinery can be sold locally or through the TEPPCO pipeline. Local sales are made in the TEPPCO terminal in Bossier City, Louisiana, which is approximately 15 miles from the Shreveport refinery. Any excess volumes are sold to marketers further up the pipeline.
       We currently sell approximately 7,000 bpd of gasoline into the Louisiana and Texas markets, and we sell our excess volumes to marketers further up the TEPPCO pipeline. Should the appropriate market conditions arise, we have the capability to redirect and sell additional volumes into the Louisiana and Texas markets rather than transport them to the Midwest. Similar market conditions exist for our diesel production. We also sell the majority of our diesel fuel locally, but similarly to gasoline, we occasionally sell the excess volumes to upstream marketers during times of high diesel production or for competitive reasons.
       Our Shreveport and Cotton Valley refineries have the capability to make all of their low sulfur diesel into ultra low sulfur diesel fuel and all of the Shreveport refinery’s gasoline production meets low sulfur standards set by the EPA. Our Shreveport refinery also has the ability to produce low emission diesel fuel for sale in Texas. We anticipate that this product will have greater margins than regular diesel fuel. If this market develops at the currently anticipated margins, we will be able to provide product for that demand.
       The Shreveport refinery also has the capacity to produce about 7,000 bpd of commercial jet fuel that can be marketed to Barksdale Air Force Base in Bossier City, Louisiana, sold as Jet-A locally or via the TEPPCO pipeline, and sold via an inter-company transfer to the Cotton Valley refinery to be made into solvents. Jet fuel volumes change as the margin between diesel fuel and jet fuel change. We have a contract with Barksdale for approximately 3,500 bpd of jet fuel. This contract is effective until April 2006 and is bid annually.

       Additionally, we produce a number of fuel-related products including fluid catalytic cracking (“FCC”) feedstock, asphalt, vacuum residual and mixed butanes.
       Vacuum residuals are blended together or processed further to make specialty asphalt products. Volumes of vacuum residuals which we cannot process are sold locally into the fuel oil market or sold via rail car to other producers. FCC feedstock is sold to other refiners as a feedstock for their FCC units. Butanes are primarily available in the summer months and are primarily sold to local marketers. If the butane is not sold, it is blended into current refinery production of gasoline.
Customers
       Specialty Products. We have a diverse customer base for our specialty products, with approximately 800 active accounts. Most of our customers are long-term customers who use our products in specialty applications which require six months to two years to gain approval for use in their formulations. No single customer accounted for more than 5% of our total specialty product segment revenues in 2004 or for the first nine months of 2005.
       The table below sets forth some of our representative specialty products customers, the products that they purchase from us and the end-uses of the products:

Customer	Products	End-Uses

ExxonMobil	Base oils and process oils	Internal use product demands

National Starch & Chemical	Process oils	Hot melt adhesives

HB Fuller	Process oils and waxes	Hot melt adhesives

Candle-Lite	Waxes and candle wax blends	Candles

Goodyear	Process oils	Masterbatch rubber for tires

Cooper Tire	Process oils	Extruded sealing systems

Fuchs	Base oils	Metalworking fluids

Shell Chemical	Solvents	Finished product supply

Shell Oil Products US	Solvents	Automotive aftermarket products

ABB	Transformer oils	Power transformers

ITW (Wilson Art)	Solvents	Contact flooring adhesives

Brenntag	Solvents and oils	Distributor

Chemcentral	Solvents and oils	Distributor

Baker Petrolite	Microcrystalline waxes	Wax and polymer marketing

       Fuel Products. We have a diverse customer base for our fuel products, with approximately 44 active accounts. We are able to sell the majority of the fuel products we produce to the local markets of Louisiana and east Texas. We also have the option to ship our fuel products to the Midwest through the TEPPCO pipeline, should the need arise.

       The table below sets forth some of our representative fuel products customers and the products that they purchase from us:

Customer	Products	End-Uses

Murphy Oil	Gasoline; diesel	Motor fuel; road use diesel fuel; off-road use diesel fuel

BP	Gasoline; diesel	Motor fuel; road use diesel fuel; off-road use diesel fuel

Truman Arnold	Jet fuel	Aviation fuel

Defense Accounting and Finance	Jet fuel	Aviation fuel

Safety and Maintenance
       We perform preventive and normal maintenance on all of our refining and logistics assets and make repairs and replacements when necessary or appropriate. We also conduct routine and required inspections of our assets as required by law or regulation.
       We are subject to the requirements of Federal Occupational Safety and Health Act (“OSHA”) and comparable state occupational safety statutes. We believe that we have operated in substantial compliance with OSHA requirements, including general industry standards, record keeping and reporting, hazard communication and process safety management. We have implemented a quality system that meets the requirements of the QS 9000/ ISO-9002 Standard. The integrity of our certification is maintained through surveillance audits by our registrar at regular intervals designed to ensure adherence to the standards. The nature of our business may result from time to time in industrial accidents. It is possible that changes in safety and health regulations or a finding of non-compliance with current regulations could result in additional capital expenditures or operating expenses, as well as fines and penalties.
Competition
       Competition in our markets is from a combination of large, integrated petroleum companies, independent refiners and wax companies. Many of our competitors are substantially larger than us and are engaged on a national or international basis in many segments of the petroleum products business, including refining, transportation and marketing, on scales substantially larger than ours. These competitors may have greater flexibility in responding to or absorbing market changes occurring in one or more of these segments. We distinguish our competitors according to the products that they produce. Set forth below is a description of our competitors according to products.
       Naphthenic Lubricating Oils. Our primary competitor in producing naphthenic lubricating oils is Ergon Refining, Inc. We also compete with Cross Oil Refining and Marketing, Inc. and San Joaquin Refining Co., Inc.
       Paraffinic Lubricating Oils. Our primary competitors in producing paraffinic lubricating oils include ExxonMobil, Motiva Enterprises, LLC, ConocoPhillips and Sunoco Lubricants & Special Products.
       Paraffin Waxes. Our primary competitors in producing paraffin waxes include ExxonMobil and The International Group Inc.
       Solvents. Our competitors in producing solvents include Citgo Petroleum Corporation, Ashland Inc. and ConocoPhillips.
       Fuel Products. Our competitors in producing fuels products in the local markets in which we operate include Delek Refining, Ltd. and Lion Oil Company.

       Our ability to compete effectively depends on our responsiveness to customer needs and our ability to maintain competitive prices and product offerings. We believe that our flexibility and customer responsiveness differentiate us from many of our larger competitors. However, it is possible that new or existing competitors could enter the markets in which we operate, which could negatively affect our financial performance.
Environmental Matters
       We operate crude oil and specialty hydrocarbon refining and terminal operations, which are subject to stringent and complex federal, state, and local laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations can impair our operations that affect the environment in many ways, such as requiring the acquisition of permits to conduct regulated activities; restricting the manner in which we can release materials into the environment; requiring remedial activities or capital expenditures to mitigate pollution from former or current operations; and imposing substantial liabilities on us for pollution resulting from our operations. Certain environmental laws impose joint and several, strict liability for costs required to remediate and restore sites where petroleum hydrocarbons, wastes, or other materials have been released or disposed.
       Failure to comply with environmental laws and regulations may result in the triggering of administrative, civil and criminal measures, including the assessment of monetary penalties, the imposition of remedial obligations, and the issuance of injunctions limiting or prohibiting some or all of our operations. On occasion, we receive notices of violation, enforcement and other complaints from regulatory agencies alleging non-compliance with applicable environmental laws and regulations. In particular, the Louisiana Department of Environmental Quality (“LDEQ”) has proposed penalties and supplemental projects totaling $191,280 for the following alleged violations: (i) a May 2001 notification received by our Cotton Valley refinery from the LDEQ regarding several alleged violations of various air emission regulations, as identified in the course of our Leak Detection and Repair program, and also for failure to submit various reports related to the facility’s air emissions; (ii) a December 2002 notification received by our Cotton Valley refinery from the LDEQ regarding alleged violations for excess emissions, as identified in the LDEQ’s file review of the Cotton Valley refinery; and (iii) a December 2004 notification received by our Cotton Valley refinery from the LDEQ regarding alleged violations for the construction of a multi-tower pad and associated pump pads without a permit issued by the agency. We are currently in settlement negotiations with the LDEQ to resolve these matters, as well as a number of similar matters at our Princeton refinery, for which no penalty has yet been proposed.
       The clear trend in environmental regulation is to place more restrictions and limitations on activities that may affect the environment, and thus, any changes in environmental laws and regulations that result in more stringent and costly waste handling, storage, transport, disposal, or remediation requirements could have a material adverse effect on our operations and financial position. Moreover, accidental spills or releases are associated with our operations, and we cannot assure you that we will not incur substantial costs and liabilities as a result of such spills or releases, including those relating to claims for damage to property and persons. In the event of future increases in costs, we may be unable to pass on those increases to our customers. While we believe that we are in substantial compliance with existing environmental laws and regulations and that continued compliance with these requirements will not have a material adverse effect on us, there can be no assurance that our environmental compliance expenditures will not become material in the future.
Air
       Our operations are subject to the federal Clean Air Act, as amended, and comparable state and local laws. The Clean Air Act Amendments of 1990 require most industrial operations in the U.S. to incur capital expenditures to meet the air emission control standards that are developed and implemented by the EPA and state environmental agencies. Under the Clean Air Act, facilities that emit volatile organic compounds or nitrogen oxides face increasingly stringent regulations, including requirements to install various levels of control technology on sources of pollutants. In addition, the petroleum refining sector has come under stringent new EPA regulations, imposing maximum achievable control technology (“MACT”) on refinery equipment emitting certain listed hazardous air pollutants. Some of our facilities have been included within the categories of sources regulated by MACT rules. In addition, air permits are required for our refining and terminal operations that result in the emission of regulated air contaminants. These permits incorporate stringent control technology requirements and are subject to extensive review and periodic renewal. Aside from the alleged air violations for which we are currently discussing settlement with the LDEQ, we believe that we are in substantial compliance with the Clean Air Act and similar state and local laws.
       The Clean Air Act authorizes the EPA to require modifications in the formulation of the refined transportation fuel products we manufacture in order to limit the emissions associated with the fuel product’s final use. For example, in December 1999, the EPA promulgated regulations limiting the sulfur content allowed in gasoline. These regulations required the phase-in of gasoline sulfur standards beginning in 2004, with special provisions for small refiners and for refiners serving those Western states exhibiting lesser air quality problems. Similarly, the EPA promulgated regulations that will limit the sulfur content of highway diesel fuel beginning in 2006 from its current level of 500 parts per million (“ppm”) to 15 ppm. Our Shreveport refinery has implemented the sulfur standard with respect to gasoline in its production and thus currently satisfies the sulfur standard for gasoline. Our Shreveport refinery already has the capability to satisfy the sulfur standard for diesel fuel and we plan to produce diesel fuel meeting this sulfur standard, beginning in 2006.
       We recently have entered into discussions on a voluntary basis with the LDEQ regarding our participation in that agency’s “Small Refinery and Single Site Refinery Initiative.” This state initiative is patterned after the EPA’s “National Petroleum Refinery Initiative,” which is a coordinated, integrated compliance and enforcement strategy to address federal Clean Air Act compliance issues at the nation’s largest petroleum refineries. We expect that the LDEQ’s primary focus under the state initiative will be on four compliance and enforcement concerns: (i) Prevention of Significant Deterioration/New Source Review; (ii) New Source Performance Standards for fuel gas combustion devices, including flares, heaters and boilers; (iii) Leak Detection and Repair requirements; and (iv) Benzene Waste Operations National Emission Standards for Hazardous Air Pollutants. We are only in the beginning stages of discussion with the LDEQ and, consequently, while no significant compliance and enforcement expenditures have been requested as a result of our discussions, we anticipate that we will ultimately be required to make emissions reductions requiring capital investments and/or increased operating expenditures at our three Louisiana refineries. We can provide no assurance that capital expenditures or other liabilities ultimately arising out of these discussions will not be material.
Hazardous Substances and Wastes
       The Comprehensive Environmental Response, Compensation and Liability Act, as amended (“CERCLA”), also known as the “Superfund” law, and comparable state laws impose liability without regard to fault or the legality of the original conduct, on certain classes of persons who are considered to be responsible for the release of a hazardous substance into the environment. Such classes of persons include the current and past owners and operators of sites where a hazardous substance was released, and companies that disposed or arranged for disposal of hazardous substances at offsite locations, such as landfills. Under CERCLA, these “responsible persons” may be subject to joint and several, strict liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources, and for the costs of certain health studies. It is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances into the environment. In the course of our operations, we generate wastes or handle substances that may be regulated as hazardous substances, and we could become subject to liability under CERCLA and comparable state laws.
       We also may incur liability under the Resource Conservation and Recovery Act (“RCRA”), and comparable state laws, which impose requirements related to the handling, storage, treatment, and disposal of solid and hazardous wastes. In the course of our operations, we generate petroleum product wastes and ordinary industrial wastes, such as paint wastes, waste solvents, and waste oils, that may be regulated as hazardous wastes. In addition, our operations also generate solid wastes, which are regulated under RCRA and state law. We believe that we are in substantial compliance with the existing requirements of RCRA and similar state and local laws, and the cost involved in complying with these requirements is not material.
       We currently own or operate, and have in the past owned or operated, properties that for many years have been used for refining and terminal activities. These properties have in the past been operated by third parties whose treatment and disposal or release of petroleum hydrocarbons and wastes was not under our control. Although we used operating and disposal practices that were standard in the industry at the time, petroleum hydrocarbons or wastes have been released on or under the properties owned or operated by us. These properties and the materials disposed or released on them may be subject to CERCLA, RCRA and analogous state laws. Under such laws, we could be required to remove or remediate previously disposed wastes or property contamination, or to perform remedial activities to prevent future contamination.
       Voluntary remediation of subsurface contamination is in process at each of our refinery sites. The remedial projects are being overseen by the appropriate state agencies. Based on current investigative and remedial activities, we believe that the groundwater contamination at these refineries can be controlled or remedied without having a material adverse effect on our financial condition. However, such costs are often unpredictable and, therefore, there can be no assurance that the future costs will not become material.
Water
       The Federal Water Pollution Control Act of 1972, as amended, also known as the Clean Water Act, and analogous state laws impose restrictions and stringent controls on the discharge of pollutants, including oil, into federal and state waters. Such discharges are prohibited, except in accord with the terms of a permit issued by the EPA or the appropriate state agencies. Any unpermitted release of pollutants, including crude or hydrocarbon specialty oils as well as refined products, could result in penalties, as well as significant remedial obligations. Spill prevention, control, and countermeasure requirements of federal laws require appropriate containment berms and similar structures to help prevent the contamination of navigable waters in the event of a petroleum hydrocarbon tank spill, rupture, or leak. We believe that we are in substantial compliance with the requirements of the Clean Water Act.
       The primary federal law for oil spill liability is the Oil Pollution Act of 1990, as amended (“OPA”), which addresses three principal areas of oil pollution — prevention, containment, and cleanup. OPA applies to vessels, offshore facilities, and onshore facilities, including refineries, terminals, and associated facilities that may affect waters of the U.S. Under OPA, responsible parties, including owners and operators of onshore facilities, may be subject to oil cleanup costs and natural resource damages as well as a variety of public and private damages from oil spills. We believe that we are in substantial compliance with OPA and similar state laws.
Health and Safety
       We are subject to various laws and regulations relating to occupational health and safety including OSHA, and comparable state laws. These laws and the implementing regulations strictly govern the protection of the health and safety of employees. In addition, OSHA’s hazard communication standard requires that information be maintained about hazardous materials used or produced in our operations and that this information be provided to employees, state and local government authorities and citizens. We maintain safety, training, and maintenance programs as part of our ongoing efforts to ensure compliance with applicable laws and regulations. Our compliance with applicable health and safety laws and regulations has required and continues to require substantial expenditures. We believe that our operations are in substantial compliance with OSHA and similar state laws.
Insurance
       Our operations are subject to normal hazards of operations, including fire, explosion and weather-related perils. We maintain insurance policies with insurers in amounts and with coverage and deductibles that we, with the advice of our insurance advisors and brokers, believe are reasonable and prudent. We cannot, however, assure you that this insurance will be adequate to protect us from all material expenses related to potential future claims for personal and property damage or that these levels of insurance will be available in the future at economical prices. We are not fully insured against certain risks because such risks are not fully insurable, coverage is unavailable, or premium costs, in our judgment, do not justify such expenditures. For example, we currently do not maintain business interruption insurance for our Princeton and Cotton Valley refineries.
Title to Properties
       We own the 208-acre site of the Princeton refinery in Princeton, Louisiana, the 77-acre site of the Cotton Valley refinery in Cotton Valley, Louisiana and the 240-acre site of the Shreveport refinery in Shreveport, Louisiana. In addition, we own the 11-acre site of the Burnham terminal in Burnham, Illinois. Our properties secure our existing credit facilities and we anticipate that they will secure our new credit facilities.
Office Facilities
       In addition to our refineries and terminal discussed above, we occupy approximately 15,893 square feet of space at our executive offices in Indianapolis, Indiana under a lease expiring in May 2010. We have an additional 4,232 square feet of office space in Indianapolis under a lease expiring in January 2006. While we may require additional office space as our business expands, we believe that our existing facilities are adequate to meet our needs for the immediate future and that additional facilities will be available on commercially reasonable terms as needed.
Employees
       To carry out our operations, our general partner or its affiliates employ approximately 375 people who provide direct support to our operations. Of these employees, approximately 220 are covered by collective bargaining agreements. Employees at our Princeton refinery and Cotton Valley refinery are covered by separate collective bargaining agreements with the International Union of Operating Engineers, having expiration dates of October 31, 2008 and March 31, 2007, respectively. Employees at our Shreveport refinery are covered by a collective bargaining agreement with the Paper, Allied-Industrial, Chemical and Energy Workers International Union which expires as of April 30, 2007. None of the employees at the Burnham terminal are covered by collective bargaining agreements. Our general partner considers its employee relations to be good, with no history of work stoppages.
Legal Proceedings
       We are not a party to any material litigation. Our operations are subject to a variety of risks and disputes normally incident to our business. As a result, we may, at any given time, be a defendant in various legal proceedings and litigation arising in the ordinary course of business.

MANAGEMENT
Management of Calumet Specialty Products Partners, L.P.
       Our general partner, Calumet GP, LLC, will manage our operations and activities. Unitholders will not be entitled to elect the directors of our general partner or directly or indirectly participate in our management or operations. Our general partner owes a fiduciary duty to our unitholders. However, our partnership agreement also contains various provisions modifying and restricting the fiduciary duties that might otherwise be owed by our general partner to our unitholders. Please read “Conflicts of Interest and Fiduciary Duties — Fiduciary Duties”. Our general partner will be liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are made expressly nonrecourse to it. Whenever possible, our general partner intends to incur indebtedness or other obligations that are nonrecourse to it.
       The directors of our general partner will oversee our operations. Our general partner intends to appoint seven members to its board of directors. The NASDAQ National Market does not require a listed limited partnership like us to have a majority of independent directors on the board of directors of our general partner or to establish a compensation committee or a nominating/governance committee.
       In compliance with the requirements of the NASDAQ National Market, the members of the board of directors of our general partner will appoint an independent member to the board upon the closing of this offering, a second independent member within 90 days of the effective date of the registration statement of which this prospectus is a part and a third independent member within 12 months of the effective date of the registration statement. The independent members of the board of directors of our general partner will serve as the initial members of the conflicts and audit committees of the board of directors of our general partner.
       At least two members of the board of directors of our general partner will serve on a conflicts committee to review specific matters that the board believes may involve conflicts of interest. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee may not be officers or employees of our general partner or directors, officers, or employees of its affiliates, and must meet the independence and experience standards established by the NASDAQ National Market and the Securities Exchange Act of 1934, as amended (“Exchange Act”), to serve on an audit committee of a board of directors, and certain other requirements. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our general partner of any duties it may owe us or our unitholders.
       In addition, our general partner will have an audit committee of at least three directors who meet the independence and experience standards established by the NASDAQ National Market and the Exchange Act. The audit committee will assist the board of directors in its oversight of the integrity of our financial statements and our compliance with legal and regulatory requirements and corporate policies and controls. The audit committee will have the sole authority to retain and terminate our independent registered public accounting firm, approve all auditing services and related fees and the terms thereof, and pre-approve any non-audit services to be rendered by our independent registered public accounting firm. The audit committee will also be responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm will be given unrestricted access to the audit committee. Our general partner will also have a compensation committee, which will, among other things, oversee the compensation plans described below.
       The officers of our general partner manage the day-to-day affairs of our business. All of our employees will be employees of our general partner.

Directors and Executive Officers
       The following table shows information regarding the current directors and executive officers of Calumet GP, LLC. Directors are elected for one-year terms.

Name	Age	Position with Calumet GP, LLC

Fred M. Fehsenfeld, Jr.	54	Chairman of the Board
F. William Grube	57	Chief Executive Officer, President and Director
Allan A. Moyes, III	59	Executive Vice President
R. Patrick Murray, II	34	Vice President and Chief Financial Officer
Robert M. Mills	52	Vice President — Crude Oil Supply
Jeffrey D. Smith	42	Vice President — Planning and Economics
William A. Anderson	37	Vice President — Sales and Marketing
       The directors of our general partner hold office until the earlier of their death, resignation, removal or disqualification or until their successors have been elected and qualified. Officers serve at the discretion of the board of directors.
       Fred M. Fehsenfeld, Jr. is the chairman of the board of directors our general partner. Mr. Fehsenfeld has served as the vice chairman of the board of our predecessor since 1990. Mr. Fehsenfeld has worked for The Heritage Group in various capacities since 1977 and has served as its managing trustee since 1980. Mr. Fehsenfeld received his B.S. in Mechanical Engineering from Duke University and his M.S. in Management from the Massachusetts Institute of Technology Sloan School.
       F. William Grube is the president, chief executive officer and a director of our general partner. Mr. Grube has served as president and chief executive officer of our predecessor since 1990. From 1974 to 1990, Mr. Grube served as executive vice president of the Rock Island Refinery. Mr. Grube received his B.S. in Chemical Engineering from Rose-Hulman Institute of Technology and his M.B.A. from Harvard University.
       Allan A. Moyes, III is executive vice president of our general partner. Mr. Moyes has served as executive vice president of our predecessor since 1997. From 1994 to 1997, Mr. Moyes served as manager of planning and economics for our predecessor. From 1989 to 1994, Mr. Moyes worked for Marathon Oil Company as the technical service manager in its Indianapolis refinery. From 1978 to 1989, Mr. Moyes worked in various capacities at the Rock Island Refinery. Mr. Moyes received his Computer Science degree at Memphis State Technical University.
       R. Patrick Murray, II is the vice president and chief financial officer of our general partner. Mr. Murray has served as the vice president and chief financial officer of our predecessor since 1999 and from 1998 to 1999 served as its controller. From 1993 to 1998, Mr. Murray was a senior auditor with Arthur Andersen. Mr. Murray is a certified public accountant and received his B.B.A. in Accountancy from the University of Notre Dame.
       Robert M. Mills is the vice president — crude oil supply of our general partner. Mr. Mills has served as the vice president — crude oil supply of our predecessor since 1995 and from 1993 to 1995 served as manager of supply and distribution. Mr. Mills received his B.S. in Business Administration from Louisiana State University.
       William A. Anderson is the vice president — sales and marketing of our general partner. Mr. Anderson has served as the vice president — sales and marketing of our predecessor since 2000 and served in various other capacities for our predecessor from 1993 to 2000. Mr. Anderson received his B.A. in Communications from DePauw University.
       Jeffrey D. Smith is the vice president — planning and economics of our general partner. He has served as the vice president — planning and economics of our predecessor since 2002.

Mr. Smith joined our predecessor in 1994 and served in various capacities prior to becoming vice president. Mr. Smith received his B.S. in Geology from Louisiana Tech University.
Reimbursement of Expenses of Our General Partner
       Our general partner will not receive any management fee or other compensation for its management of our partnership. Our general partner and its affiliates will, however, be reimbursed for all expenses incurred on our behalf. These expenses include the cost of employee, officer and director compensation benefits properly allocable to us and all other expenses necessary or appropriate to the conduct of our business and allocable to us. The partnership agreement provides that our general partner will determine the expenses that are allocable to us. There is no limit on the amount of expenses for which our general partner and its affiliates may be reimbursed.
Executive Compensation
       Our general partner was formed in September 2005. Accordingly, our general partner has not accrued any obligations with respect to management incentive or retirement benefits for its directors and officers for the 2005 fiscal year. The compensation of the executive officers of our general partner will be set by the compensation committee of our general partner’s board of directors. The officers and employees of our general partner may participate in employee benefit plans and arrangements sponsored by us, our general partner or its affiliates, including plans that may be established in the future.
Compensation of Directors
       Officers or employees of our general partner or its affiliates who also serve as directors will not receive additional compensation for their service as a director of our general partner. Our general partner anticipates that each director who is not an officer or employee of our general partner or its affiliates will receive compensation for attending meetings of the board of directors, as well as committee meetings. The amount of compensation to be paid to independent directors has not yet been determined. In addition, each non-employee director will be reimbursed for his out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director will be fully indemnified by us for his actions associated with being a director to the fullest extent permitted under Delaware law.
Long-Term Incentive Plan
       General. Our general partner intends to adopt a Long-Term Incentive Plan (the “Plan”) for its employees, consultants and directors and its affiliates who perform services for us. The Plan provides for the grant of restricted units, phantom units, unit options and substitute awards and, with respect to unit options and phantom units, the grant of distribution equivalent rights (“DERs”). Subject to adjustment for certain events, an aggregate of            common units may be delivered pursuant to awards under the Plan. Units withheld to satisfy our general partner’s tax withholding obligations are available for delivery pursuant to other awards. If the Plan is implemented, the Plan will be administered by the compensation committee of our general partner’s board of directors.
       Restricted Units and Phantom Units. A restricted unit is a common unit that is subject to forfeiture. Upon vesting, the grantee receives a common unit that is not subject to forfeiture. A phantom unit is a notional unit that entitles the grantee to receive a common unit upon the vesting of the phantom unit or, in the discretion of the compensation committee, cash equal to the fair market value of a common unit. The compensation committee may make grants of restricted units and phantom units under the Plan to eligible individuals containing such terms, consistent with the Plan, as the compensation committee may determine, including the period over which restricted units and phantom units granted will vest. The committee may, in its discretion, base vesting on the grantee’s completion of a period of service or upon the achievement of specified financial objectives or other criteria. In addition, the restricted and phantom units will vest automatically upon a change of control (as defined in the Plan) of us or our general partner, subject to any contrary provisions in the award agreement.
       If a grantee’s employment, consulting or membership on the board terminates for any reason, the grantee’s restricted units and phantom units will be automatically forfeited unless, and to the extent, the grant agreement or the compensation committee provides otherwise. Common units to be delivered with respect to these awards may be common units acquired by our general partner in the open market, common units already owned by our general partner, common units acquired by our general partner directly from us or any other person, or any combination of the foregoing. Our general partner will be entitled to reimbursement by us for the cost incurred in acquiring common units. If we issue new common units with respect to these awards, the total number of common units outstanding will increase.
       Distributions made by us on restricted units may, in the compensation committee’s discretion, be subject to the same vesting requirements as the restricted units. The compensation committee, in its discretion, may also grant tandem DERs with respect to phantom units on such terms as it deems appropriate. DERs are rights that entitle the grantee to receive, with respect to a phantom unit, cash equal to the cash distributions made by us on a common unit.
       We intend for the restricted units and phantom units granted under the Plan to serve as a means of incentive compensation for performance and not primarily as an opportunity to participate in the equity appreciation of the common units. Therefore, participants will not pay any consideration for the common units they receive with respect to these types of awards, and neither we nor our general partner will receive remuneration for the units delivered with respect to these awards.
       Unit Options. The Plan also permits the grant of options covering common units. Unit options may be granted to such eligible individuals and with such terms as the compensation committee may determine, consistent with the Plan; however, a unit option must have an exercise price equal to the fair market value of a common unit on the date of grant.
       Upon exercise of a unit option, our general partner will acquire common units in the open market at a price equal to the prevailing price on the principal national securities exchange upon which the common units are then traded, or directly from us or any other person, or use common units already owned by the general partner, or any combination of the foregoing. Our general partner will be entitled to reimbursement by us for the difference between the cost incurred by our general partner in acquiring the common units and the proceeds received by our general partner from an optionee at the time of exercise. Thus, we will bear the cost of the unit options. If we issue new common units upon exercise of the unit options, the total number of common units outstanding will increase, and our general partner will remit the proceeds it received from the optionee upon exercise of the unit option to us. The unit option plan has been designed to furnish additional compensation to employees, consultants and directors and to align their economic interests with those of common unitholders.
       Substitution Awards. The compensation committee, in its discretion, may grant substitute or replacement awards to eligible individuals who, in connection with an acquisition made by us, our general partner or an affiliate, have forfeited an equity-based award in their former employer. A substitute award that is an option may have an exercise price less than the value of a common unit on the date of grant of the award.
       Termination of Long-Term Incentive Plan. Our general partner’s board of directors, in its discretion, may terminate the Plan at any time with respect to the common units for which a grant has not theretofore been made. The Plan will automatically terminate on the earlier of the 10th anniversary of the date it was initially approved by our unitholders or when common units are no longer available for delivery pursuant to awards under the Plan. Our general partner’s board of directors will also have the right to alter or amend the Plan or any part of it from time to time and the compensation committee may amend any award; provided, however, that no change in any outstanding award may be made that would materially impair the rights of the participant without the consent of the affected participant. Subject to unitholder approval, if required by the rules of the principal national securities exchange upon which the common units are traded, the board of directors of our general partner may increase the number of common units that may be delivered with respect to awards under the Plan.
Management Incentive Plan
       Our general partner intends to adopt the Calumet GP, LLC Annual Incentive Compensation Plan. The management incentive plan is designed to enhance the performance of our general partner’s key employees by rewarding them with cash awards for achieving annual financial and operational performance objectives. The compensation committee in its discretion may determine individual participants and payments, if any, for each fiscal year. The board of directors of our general partner may amend or change the management incentive plan at any time. We will reimburse our general partner for payments and costs incurred under the plan.
Employment Agreement
       Upon consummation of this offering, F. William Grube will enter into an employment agreement with our general partner. Pursuant to the employment agreement, Mr. Grube will serve as President and Chief Executive Officer of our general partner as well as a member of the board of directors of our general partner. The employment agreement provides that Mr. Grube will have powers and duties and responsibilities that are customary to this position and that are assigned to him by the board of directors of our general partner in connection with his general management and supervision of the operations of our general partner.
       The employment agreement has an initial term of five years, with automatic annual extensions beginning on the third anniversary of its effective date. The agreement provides for an annual base salary of $          , subject to annual adjustment by the Compensation Committee of the board of directors of our general partner, as well as the right to participate in our Long Term Incentive Plan and other bonus plans. Mr. Grube will generally be entitled to 150% of any cash, equity or other payout or distribution that may be made to any other executive under the terms of these plans. The employment agreement also contains non-competition provisions.
       Mr. Grube’s employment agreement may be terminated at any time by either party with proper notice. If Mr. Grube’s employment is terminated without cause or by Mr. Grube for good reason, generally defined to be as a result of our general partner’s breach of the employment agreement, then our general partner will be required to pay Mr. Grube a lump sum equal to three times his current base salary as well as a lump sum cash payment for amounts accrued under our various incentive and benefit plans. In addition, all equity based awards will vest in full in the event of such a termination.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
       The following table sets forth the beneficial ownership of our units that will be issued upon the consummation of this offering and the related transactions and held by:

•	each person who then will beneficially own of 5% or more of the outstanding units;

•	each member of the board of directors of our general partner;

•	each named executive officer of our general partner; and

•	all directors and executive officers of our general partner as a group.
       The amounts and percentages of units beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest.
       Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all units shown as beneficially owned by them, subject to community property laws where applicable. The address for the beneficial owners listed below, other than The Heritage Group, is 2780 Waterfront Pkwy E. Drive, Suite 200, Indianapolis, Indiana 46214. The address for The Heritage Group is 5400 W 86th St, Indianapolis, Indiana 46268-0123.

	Common				Percentage of		Percentage of
	Units	Percentage of		Subordinated	Subordinated		Total Units
	to be	Common Units to		Units to be	Units to be		to be
	Beneficially	be Beneficially		Beneficially	Beneficially		Beneficially
Name of Beneficial Owner	Owned	Owned		Owned	Owned		Owned

The Heritage Group(1)			%			%		%
Calumet, Incorporated(2)			%			%		%
F. William Grube(2)(3)			%			%		%
Fred Fehsenfeld, Jr.(1)(2)(4)			%			%		%
Allan A. Moyes, III			%			%		%
R. Patrick Murray, II			%			%		%
Robert M. Mills			%			%		%
William A. Anderson			%			%		%
Jeffrey D. Smith			%			%		%
All directors and executive officers as a group (7 persons)			%			%		%

*	Less than 1%.

(1)	Thirty grantor trusts own indirectly all of the outstanding general partner interests in The Heritage Group, an Indiana general partnership. The direct or indirect beneficiaries of the grantor trusts are members of the Fehsenfeld family. Each of the grantor trusts has five trustees, Fred M. Fehsenfeld, Jr., James C. Fehsenfeld, Nick Rutigliano, William S. Fehsenfeld and Nancy Smith.

(2)	The Heritage Group owns 85% and F. William Grube and his family own 15% of the common shares of Calumet, Incorporated, an Indiana corporation. Thirty grantor trusts own indirectly all of the outstanding general partner interests in The Heritage Group, an Indiana general partnership. The direct or indirect beneficiaries of the grantor trusts are members of the Fehsenfeld family. Each of the grantor trusts has five trustees, Fred M. Fehsenfeld, Jr., James C. Fehsenfeld, Nick Rutigliano, William S. Fehsenfeld and Nancy Smith.

(3)	F. William Grube and his family own 15% of the common shares of Calumet, Incorporated, an Indiana corporation. Mr. Grube disclaims beneficial ownership of the common units owned by Calumet, Incorporated in excess of his pecuniary interest in the common units.

(4)	Mr. Fehsenfeld is the direct or indirect beneficiary of grantor trusts that directly or indirectly own all of the outstanding general partnership interests of The Heritage Group, which, in turn, owns 85% of the common shares of Calumet, Incorporated. Mr. Fehsenfeld disclaims beneficial ownership of the common units owned by Calumet, Incorporated in excess of his pecuniary interest in the common units.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
       After this offering, owners of our general partner and their affiliates will own 5,758,273 common units and 13,066,000 subordinated units representing an aggregate 73.0% limited partner interest in us. In addition, our general partner will own a 2% general partner interest in us and the incentive distribution rights.
Distributions and Payments to Our General Partner and its Affiliates
       The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the formation, ongoing operation and any liquidation of Calumet Specialty Products Partners, L.P. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm’s-length negotiations.
Formation Stage

The consideration received by our general partner and its affiliates for the contribution of the assets and liabilities to us	• 5,758,273 common units;

• 13,066,000 subordinated units;

• 2% general partner interest; and

• the incentive distribution rights.
Operational Stage

Distributions of available cash to our general partner and its affiliates	We will generally make cash distributions of 98% to the unitholders pro rata, including the affiliates of our general partner, as the holders of an aggregate 5,758,273 common units and 13,066,000 subordinated units, and 2% to our general partner.

In addition, if distributions exceed the minimum quarterly distribution and other higher target distribution levels, our general partner will be entitled to increasing percentages of the distributions, up to 50% of the distributions above the highest target level.

Assuming we have sufficient available cash to pay the full minimum quarterly distribution on all of our outstanding units for four quarters, our general partner would receive an annual distribution of approximately $0.9 million on its 2% general partner interest and the affiliates of our general partner would receive $33.9 million on their common and subordinated units.

Payments to our general partner and its affiliates	We will reimburse our general partner and its affiliates for all expenses incurred on our behalf.

Withdrawal or removal of our general partner	If our general partner withdraws or is removed, its general partner interest and its incentive distribution rights will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read “The Partnership Agreement — Withdrawal or Removal of the General Partner.”

Liquidation Stage

Liquidation	Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions according to their respective capital account balances.
Agreements Governing the Transactions
       We and other parties have entered into or will enter into the various documents and agreements that will effect the offering transactions, including the vesting of assets in, and the assumption of liabilities by, us and our subsidiaries, and the application of the proceeds of this offering. These agreements will not be the result of arm’s-length negotiations, and they, or any of the transactions that they provide for, may not be effected on terms at least as favorable to the parties to these agreements as they could have been obtained from unaffiliated third parties. All of the transaction expenses incurred in connection with these transactions, including the expenses associated with transferring assets into our subsidiaries, will be paid from the proceeds of this offering.
Omnibus Agreement
       We will enter into an omnibus agreement, dated the closing date of the offering, with The Heritage Group and certain of its affiliates pursuant to which The Heritage Group and its controlled affiliates will agree not to engage in, whether by acquisition or otherwise, the business of refining or marketing specialty lubricating oils, solvents and wax products as well as gasoline, diesel and jet fuel products in the continental United States (“restricted business”) for so long as The Heritage Group controls us. This restriction will not apply to:

•	any business owned or operated by The Heritage Group or any of its affiliates at the closing of the offering;

•	the refining and marketing of asphalt and asphalt-related products and related product development activities;

•	the refining and marketing of other products that do not produce “qualifying income” as defined in the Internal Revenue Code;

•	the purchase and ownership of up to 9.9% of any class of securities of any entity engaged in any restricted business;

•	any restricted business acquired or constructed that The Heritage Group or any of its affiliates acquires or constructs that has a fair market value or construction cost, as applicable, of less than $5.0 million;

•	any restricted business acquired or constructed that has a fair market value or construction cost, as applicable, of $5.0 million or more if we have been offered the opportunity to purchase it for fair market value or construction cost and we decline to do so with the concurrence of the conflicts committee of the board of directors of our general partner; and

•	any business conducted by The Heritage Group with the approval of the conflicts committee of the board of directors of our general partner.

Administrative Services
       The Heritage Group has historically provided Calumet Predecessor with management, administrative and accounting services for which it receives an annual fee. The Heritage Group also provided Calumet Predecessor with strategic and financial advisory services from time to time. Payments for these services for the years ended December 31, 2002, 2003, 2004 were $606,000, $604,000 and $623,000, respectively. It is anticipated that The Heritage Group will continue to provide these services to us following completion of the offering on substantially similar terms.
Indemnification of Directors and Officers
       Under our limited partnership agreement and subject to specified limitations, we will indemnify to the fullest extent permitted by Delaware law, from and against all losses, claims, damages or similar events any director or officer, or while serving as a director or officer, any person who is or was serving as a tax matters member or as a director, officer, tax matters member, employee, partner, manager, fiduciary or trustee of our partnership or any of our affiliates. Additionally, we will indemnify to the fullest extent permitted by law, from and against all losses, claims, damages or similar events any person who is or was an employee (other than an officer) or agent of our partnership.
Credit Facility with and Guarantees by The Heritage Group
       The Heritage Group is a lender to our predecessor under a term loan. The credit agreement provides for up to $180 million in long-term borrowings which bear interest at various rates and mature on June 30, 2007. In addition, as of June 30, 2005, our predecessor had $11.4 million in outstanding notes issued to certain owners of our general partner. The notes bear interest at the prime rate and mature on June 30, 2007. In connection with our refinancing in the fourth quarter of 2005, we expect that all outstanding borrowings under the existing credit agreement and the principal and interest on the notes will be repaid, the credit agreement will be terminated and the notes will be cancelled. In addition, our predecessor was a limited guarantor of a bank credit facility of The Heritage Group and two other owners of our general partner. We expect this guaranty to be terminated in connection with our refinancing.
Sales to Bareco Joint Venture
       During 2002, 2003 and 2004, we had sales to our Bareco joint venture of $33,157,000, $29,037,000 and $9,000, respectively. Bareco marketed wax products produced by us. The Bareco joint venture was dissolved in 2004.
Concurrent Sale of Common Units
       In connection with this offering, we will sell $15.0 million of common units to Fred M. Fehsenfeld Sr., the father of the chairman of our general partner, and Mac and Frank B. Fehsenfeld, the uncles of the chairman of our general partner (collectively, the “Fehsenfeld Investors”) (representing 731,818 common units at the assumed initial public offering price of $22.00 less the underwriting discount per unit for the common units being sold to the public). At the time of the pricing of the offering, we and the Fehsenfeld Investors will enter into a common unit purchase agreement in connection with the sale of the $15.0 million of common units.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES
Conflicts of Interest
       Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates (including the Fehsenfeld and Grube families, The Heritage Group and their affiliates) on the one hand, and our partnership and our unaffiliated limited partners, on the other hand. The directors and officers of our general partner have fiduciary duties to manage our general partner in a manner beneficial to its owners. At the same time, our general partner has a fiduciary duty to manage our partnership in a manner beneficial to our unitholders and us.
       Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us or any other partner, on the other hand, our general partner will resolve that conflict. Our partnership agreement contains provisions that modify and limit our general partner’s fiduciary duties to the unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions taken that, without those limitations, might constitute breaches of fiduciary duty.
       Our general partner will not be in breach of its obligations under our partnership agreement or its duties to us or our unitholders if the resolution of the conflict is:

•	approved by the conflicts committee of the board of directors of our general partner, although our general partner is not obligated to seek such approval;

•	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates;

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	fair and reasonable to us, taking into account the totality of the relationships among the parties involved, including other transactions that may be particularly favorable or advantageous to us.
       Our general partner may, but is not required to, seek the approval of such resolution from the conflicts committee of its board of directors. If our general partner does not seek approval from the conflicts committee and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our general partner or the conflicts committee may consider any factors it determines in good faith to consider when resolving a conflict. When our partnership agreement provides that someone act in good faith, it requires that person to reasonably believe he is acting in the best interests of the partnership, unless the context otherwise requires.
       Conflicts of interest could arise in the situations described below, among others.
Our general partner is allowed to take into account the interests of parties other than us, such as the Fehsenfeld or Grube families, The Heritage Group or their affiliates, in resolving conflicts of interest.
       Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its limited call right, its voting rights with respect to the units it owns, its registration rights and its determination whether or not to consent to any merger or consolidation of the partnership or amendment to our partnership agreement.
We do not have any officers or employees and will rely solely on officers and employees of our general partner and its affiliates.
       We will not have any officers or employees and will rely solely on officers of our general partner and employees of our general partner and its affiliates. Affiliates of our general partner will conduct businesses and activities of their own in which we will have no economic interest. If these separate activities are significantly greater than our activities, there could be material competition for the time and effort of the officers and employees who provide services to our general partner and its affiliates.
Our general partner has limited its liability and reduced its fiduciary duties, and has also restricted the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty.
       In addition to the provisions described above, our partnership agreement contains provisions that restrict the remedies available to our unitholders for actions that might otherwise constitute breaches of fiduciary duty. For example, our partnership agreement:

•	provides that the general partner shall not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith, meaning it believed that the decision was in the best interests of our partnership;

•	generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of our general partner and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to us, as determined by the general partner in good faith. In determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and

•	provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or those other persons acted in bad faith or engaged in fraud or willful misconduct.
Our general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuances of additional partnership securities and reserves, each of which can affect the amount of cash available for distribution to our unitholders.
       The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

•	amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	the issuance of additional units; and

•	the creation, reduction or increase of reserves in any quarter.

       In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by the general partner to our unitholders, including borrowings that have the purpose or effect of:

•	enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

•	hastening the expiration of the subordination period.
       For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow funds, which would enable us to make this distribution on all outstanding units. Please read “How We Make Cash Distributions — Subordination Period.”
       Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us, our operating company, or its operating subsidiaries.
       In addition, our general partner may use an amount, initially equal to $10.0 million, which would not otherwise constitute operating surplus, in order to permit the payment of cash distributions on the subordinated units or incentive distribution rights. Please read “Our Partnership — Cash Distributions.”
Our general partner has the flexibility to cause us to enter into a broad variety of derivative transactions.
       Our general partner has the flexibility to cause us to enter into a broad variety of derivative transactions covering different time periods, the net cash receipts from which will increase operating surplus and adjusted operating surplus, with the result that our general partner may be able to shift the recognition of operating surplus and adjusted operating surplus among periods to increase the distributions it and its affiliates receive on their subordinated units and incentive distribution rights or to accelerate the expiration of the subordination period.
Our general partner determines which costs incurred by our general partner are reimbursable by us.
       We will reimburse our general partner and its affiliates for costs incurred in managing and operating us, including costs incurred in rendering corporate staff and support services to us. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith. Please read “Certain Relationships and Related Party Transactions.”
Contracts between us, on the one hand, and our general partner and its affiliates, on the other, will not be the result of arm’s-length transactions.
       Our partnership agreement allows our general partner to determine, in good faith, any amounts to pay itself or its affiliates for any services rendered to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Neither our partnership agreement nor any of the other agreements, contracts, and arrangements between us, on the one hand, and our general partner and its affiliates, on the other hand, are or will be the result of arm’s-length negotiations.
       Our general partner will determine, in good faith, the terms of any of these transactions entered into after the sale of the common units offered in this offering.
       Our general partner and its affiliates will have no obligation to permit us to use any facilities or assets of our general partner and its affiliates, except as may be provided in contracts entered into specifically dealing with that use. There is no obligation of our general partner and its affiliates to enter into any contracts of this kind.

Our general partner’s affiliates may compete with us.
       Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than those incidental to its ownership of interests in us. Except as provided in our partnership agreement and the omnibus agreement, affiliates of our general partner are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us. Please read “Certain Relationships and Related Party Transactions — Omnibus Agreement.”
Our general partner intends to limit its liability regarding our obligations.
       Our general partner intends to limit its liability under contractual arrangements so that the other party has recourse only to our assets, and not against our general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its liability or our liability is not a breach of our general partner’s fiduciary duties, even if we could have obtained more favorable terms without the limitation on liability.
Common units are subject to our general partner’s limited call right.
       Our general partner may exercise its right to call and purchase common units as provided in our partnership agreement or assign this right to one of its affiliates or to us. Our general partner is not bound by fiduciary duty restrictions in determining whether to exercise this right. As a result, a common unitholder may have his common units purchased from him at an undesirable time or price. Please read “The Partnership Agreement — Limited Call Right.”
Common unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.
       Any agreements between us on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.
Our general partner decides whether to retain separate counsel, accountants, or others to perform services for us.
       The attorneys, independent accountants and others who have performed services for us regarding the offering have been retained by our general partner. Attorneys, independent accountants and others who will perform services for us are selected by our general partner or the conflicts committee of the board of directors of our general partner and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.
Fiduciary Duties
       Our general partner is accountable to us and our unitholders as a fiduciary. Fiduciary duties owed to unitholders by our general partner are prescribed by law and our partnership agreement. The Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, modify, restrict or expand the fiduciary duties otherwise owed by a general partner to limited partners and the partnership.
       Our partnership agreement contains various provisions modifying and restricting the fiduciary duties that might otherwise be owed by our general partner. We have adopted these restrictions to allow our general partner or its affiliates to engage in transactions with us that would otherwise be prohibited by state law fiduciary duty standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because our general partner’s board of directors will have fiduciary duties to manage our general partner in a manner beneficial to its owners, as well as to our unitholders. Without these modifications, our general partner’s ability to make decisions involving conflicts of interest would be restricted. The modifications to the fiduciary standards enable our general partner to take into consideration all parties involved in the proposed action, so long as the resolution is fair and reasonable to us. These modifications also enable our general partner to attract and retain experienced and capable directors. These modifications are detrimental to the common unitholders because they restrict the remedies available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below, and permit our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interest. The following is a summary of the material restrictions of the fiduciary duties owed by our general partner to the limited partners:

State law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues about compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith” and will not be subject to any other standard under applicable law. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These standards reduce the obligations to which our general partner would otherwise be held.

Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of unitholders and that are not approved by the conflicts committee of the board of directors of our general partner must be:

• on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

• “fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our general partner does not seek approval from the conflicts committee of its board of directors and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, the board of directors, which may include board members affected by the conflict of interest, acted in good faith and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our general partner would otherwise be held.

Rights and remedies of unitholders	The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or assignees for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that our general partner or its officers and directors acted in bad faith or engaged in fraud, willful misconduct.
       Each common unitholder automatically agrees to be bound by the provisions in our partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner or transferee to sign a partnership agreement does not render the partnership agreement unenforceable against that person.
       Under our partnership agreement, we must indemnify our general partner and its officers, directors, managers and certain other specified persons, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud or willful misconduct. We must also provide this indemnification for criminal proceedings unless our general partner or these other persons acted with knowledge that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it meets the requirements set forth above. To the extent these provisions purport to include indemnification for liabilities arising under the Securities Act of 1933, as amended (“Securities Act”), in the opinion of the SEC such indemnification is contrary to public policy and, therefore, unenforceable. Please read “The Partnership Agreement — Indemnification.”

DESCRIPTION OF THE COMMON UNITS
The Units
       The common units and the subordinated units are separate classes of limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and subordinated units in and to partnership distributions, please read this section and “How We Make Cash Distributions.” For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read “The Partnership Agreement.”
Transfer Agent and Registrar
       Duties.                     will serve as registrar and transfer agent for the common units. We will pay all fees charged by the transfer agent for transfers of common units, except the following that must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a common unitholder; and

•	other similar fees or charges.
       There will be no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.
       Resignation or Removal. The transfer agent may resign by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and accepted the appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.
Transfer of Common Units
       By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and

•	gives the consents and approvals contained in our partnership agreement, such as the approval of all transactions and agreements that we are entering into in connection with our formation and this offering.
       A transferee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

       We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holders’ rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.
       Common units are securities and are transferable according to the laws governing transfers of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.
       Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

THE PARTNERSHIP AGREEMENT
       The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included in this prospectus as Appendix A. We will provide prospective investors with a copy of this agreement upon request at no charge.
       We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, please read “How We Make Cash Distributions;”

•	with regard to the fiduciary duties of our general partner, please read “Conflicts of Interest and Fiduciary Duties;”

•	with regard to the transfer of common units, please read “Description of the Common Units — Transfer of Common Units;” and

•	with regard to allocations of taxable income and taxable loss, please read “Material Tax Consequences.”
Organization and Duration
       We were organized on September 27, 2005 and have a perpetual existence.
Purpose
       Our purpose under the partnership agreement is limited to any business activities that are approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law; provided, that our general partner shall not cause us to engage, directly or indirectly, in any business activity that the general partner determines would cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.
       Although our general partner has the ability to cause us, our operating company or its subsidiaries to engage in activities other than the refining and marketing of fuel products and specialty hydrocarbon products, our general partner has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. Our general partner is authorized in general to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.
Power of Attorney
       Each limited partner, and each person who acquires a unit from a unitholder, by accepting the common unit, automatically grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our general partner the authority to amend, and to make consents and waivers, under our partnership agreement.
Capital Contributions
       Unitholders are not obligated to make additional capital contributions, except as described below under “— Limited Liability.”

Voting Rights
       The following is a summary of the unitholder vote required for the matters specified below. Various matters requiring the approval of a “unit majority” require:

•	during the subordination period, the approval of a majority of the common units, excluding those common units held by our general partner and its affiliates, and a majority of the subordinated units, voting as separate classes; and

•	after the subordination period, the approval of a majority of the common units.
       In voting their common and subordinated units, our general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us and our limited partners. For any action that is to be approved at a meeting of unitholders, the holders of a majority of the outstanding units of the class or classes for which a meeting has been called represented in person or by proxy will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage. Please read “— Meetings; Voting.”

Issuance of additional units of equal rank with the common units during the subordination period	Unit majority, with exceptions described under “— Issuance of Additional Securities.”

Issuance of units senior to the common units during the subordination period	Unit majority.

Issuance of units junior to the common units during the subordination period	No approval right.

Issuance of additional units after the subordination period	No approval right.

Amendment of our partnership agreement	Certain amendments may be made by the general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “ — Amendment of the Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority in certain circumstances. Please read “ — Merger, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority. Please read “ — Termination and Dissolution.”

Continuation of the business of our partnership upon dissolution	Unit majority. Please read “ — Termination and Dissolution.”

Withdrawal of our general partner	Under most circumstances, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to December 31, 2015 in a manner that would cause a dissolution of our partnership. Please read “ — Withdrawal or Removal of the General Partner”.

Removal of our general partner	Not less than 66 2/3% of the outstanding units, including units held by our general partner and its affiliates. Please read “ — Withdrawal or Removal of the General Partner.”

Transfer of the general partner interest	Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to, such person. The approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to December 31, 2015. Please read
“ — Transfer of General Partner Interest.”

Transfer of incentive distribution rights	Except for transfers to an affiliate or another person as part of our general partner’s merger or consolidation, sale of all or substantially all of its assets or the sale of all of the ownership interests in such holder, the approval of a majority of the common units, excluding common units held by the general partner and its affiliates, is required in most circumstances for a transfer of the incentive distribution rights to a third party prior to December 31, 2015. Please read “— Transfer of Incentive Distribution Rights.”

Transfer of ownership interests in our general partner	No approval required at any time. Please read “— Transfer of Ownership Interests in the General Partner.”
Limited Liability
       Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of the partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement;
constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against the general partner if a limited partner were to lose limited liability through any fault of the general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.
       Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.
       Our subsidiaries conduct business in seven states. Maintenance of our limited liability as a member of our operating company may require compliance with legal requirements in the jurisdictions in which our operating company conducts business, including qualifying our subsidiaries to do business there.
       Limitations on the liability of limited partners for the obligations of a limited partner have not been clearly established in many jurisdictions. If, by virtue of our membership interest in our operating company or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace the general partner, to approve some amendments to our partnership agreement, or to take other action under the partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.
Issuance of Additional Securities
       Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders. During the subordination period, however, except as we discuss in the following paragraph, we may not issue equity securities ranking senior to the common units or an aggregate of more than 6,533,000 additional common units or units on a parity with the common units, in each case, without the approval of the holders of a unit majority.
       During the subordination period or thereafter, we may issue an unlimited number of common units without the approval of the unitholders as follows:

•	upon exercise of the underwriters’ over-allotment option;

•	upon conversion of the subordinated units;

•	under employee benefits plans;

•	upon conversion of the general partner interests and incentive distribution rights as a result of a withdrawal or removal of our general partner;

•	upon conversion of units of equal rank with the common units into common units under certain circumstances;

•	in the event of a combination or subdivision of common units;

•	in connection with an acquisition or an expansion capital improvement that increases cash flow from operations per unit on an estimated pro forma basis;

•	if the proceeds of the issuance are used to repay indebtedness, the cost of which to service is greater than the distribution obligations associated with the units issued in connection with its retirement; or

•	in connection with the redemption of common units or other equity interests of equal rank with the common units from the net proceeds of an issuance of common units or parity units, but only if the redemption price equals the net proceeds per unit, before expenses, to us.
       It is possible that we will fund acquisitions through the issuance of additional common units, subordinated units or other partnership securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other partnership securities may dilute the value of the interests of the then-existing holders of common units in our net assets.
       In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities that, as determined by our general partner, may have special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit the issuance by our subsidiaries of equity securities, which may effectively rank senior to the common units.
       Upon issuance of additional partnership securities, our general partner will be entitled, but not required, to make additional capital contributions to the extent necessary to maintain its 2% general partner interest in us. The general partner’s 2% interest in us will be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2% general partner interest. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other partnership securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of the general partner and its affiliates, including such interest represented by common units and subordinated units, that existed immediately prior to each issuance. In addition, upon issuance of additional partnership securities, the Fehsenfeld and Grube families and The Heritage Group or their affiliates will have preemptive rights to purchase additional partnership securities to the extent necessary to maintain their respective percentage partnership interests in us. Otherwise, under our partnership agreement, the holders of common units will not have preemptive rights to acquire additional common units or other partnership securities.
Amendment of the Partnership Agreement
       General. Amendments to our partnership agreement may be proposed only by or with the consent of our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.
       Prohibited Amendments. No amendment may be made that would:

•	enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

•	enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld at its option.

       The provision of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates). Upon completion of the offering, our general partner and its affiliates and the Fehsenfeld Investors will own approximately 77.4% of the outstanding units.
       No Unitholder Approval. Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner or assignee to reflect:

•	a change in our name, the location of our principal place of our business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•	a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor the operating company nor any of its subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•	an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

•	an amendment that our general partner determines to be necessary or appropriate for the authorization of additional partnership securities or rights to acquire partnership securities;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

•	any amendment that our general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

•	a change in our fiscal year or taxable year and related changes;

•	mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the merger or conveyance other than those it receives by way of the merger or conveyance; or

•	any other amendments substantially similar to any of the matters described in the bullet points above.
       In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner or assignee in connection with a merger or consolidation approved in connection with our partnership agreement, or if our general partner determines that those amendments:

•	do not adversely affect the limited partners (or any particular class of limited partners) in any material respect;

•	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•	are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.
       Opinion of Counsel and Unitholder Approval. Our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in our being treated as an entity for federal income tax purposes in connection with any of the amendments described under “— No Unitholder Approval.” No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.
       In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action is required to be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.
Merger, Sale or Other Disposition of Assets
       A merger or consolidation of us requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger or consolidation and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interest of us or the limited partners.
       In addition, our partnership agreement generally prohibits our general partner without the prior approval of the holders of a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our subsidiaries. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval. Finally, our general partner may consummate any merger without the prior approval of our unitholders if we are the surviving entity in the transaction, the transaction would not result in a material amendment to our partnership agreement, each of our units will be an identical unit of our partnership following the transaction, and the units to be issued do not exceed 20% of our outstanding units immediately prior to the transaction.
       If the conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity. The unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other transaction or event.
Termination and Dissolution
       We will continue as a limited partnership until terminated under our partnership agreement. We will dissolve upon:

•	the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

•	there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law;

•	the entry of a decree of judicial dissolution of our partnership; or

•	the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal following approval and admission of a successor.
       Upon a dissolution under the last clause above, the holders of a unit majority may also elect, within specific time limitations, to reconstitute us and continue our business on the same terms and conditions described in our partnership agreement by forming a new limited partnership on terms identical to those in our partnership agreement and having as general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability of any limited partner; and

•	neither our partnership, the reconstituted limited partnership, our operating company nor any of our other subsidiaries, would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.
Liquidation and Distribution of Proceeds
       Upon our dissolution, unless we are reconstituted and continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate to liquidate our assets and apply the proceeds of the liquidation as provided in “How We Make Cash Distributions — Cash Distributions — Distributions of Cash upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.
Withdrawal or Removal of the General Partner
       Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to December 31, 2015 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after December 31, 2015, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than the general partner and its affiliates. In addition, the partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “— Transfer of General Partner Interest” and “— Transfer of Incentive Distribution Rights.”
       Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a unit majority, voting as separate classes, may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read “— Termination and Dissolution.”
       Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates would give them the practical ability to prevent our general partner’s removal. At the closing of this offering, our general partner, its affiliates and the Fehsenfeld Investors will own an aggregate of 77.4% of the outstanding units.
       Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by the general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end, and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at that time.
       In the event of removal of a general partner under circumstances where cause exists or withdrawal of a general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where a general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.
       If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

       In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.
Transfer of General Partner Interest
       Except for transfer by our general partner of all, but not less than all, of its general partner interest in our partnership to:

•	an affiliate of our general partner (other than an individual); or

•	another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by our general partner of all or substantially all of its assets to another entity, our general partner may not transfer all or any part of its general partner interest in our partnership to another person prior to December 31, 2015 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must assume, among other things, the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters.
       Our general partner and its affiliates may, at any time, transfer units to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.
Transfer of Ownership Interests in Our General Partner
       At any time, the members of our general partner may sell or transfer all or part of their membership interests in our general partner to an affiliate or third party without the approval of our unitholders.
Transfer of Incentive Distribution Rights
       Our general partner or its affiliates or a subsequent holder may transfer its incentive distribution rights to an affiliate of the holder (other than an individual) or another entity as part of the merger or consolidation of such holder with or into another entity, the sale of all of the ownership interest of the holder or the sale of all or substantially all of its assets to, that entity without the prior approval of the unitholders. Prior to December 31, 2015, other transfers of incentive distribution rights will require the affirmative vote of holders of a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. On or after December 31, 2015, the incentive distribution rights will be freely transferable.
Change of Management Provisions
       Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Calumet GP, LLC as our general partner or otherwise change our management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the prior approval of the board of directors of our general partner.

       Our partnership agreement also provides that if our general partner is removed under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.
Limited Call Right
       If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, but not the obligation, which right may be assigned in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining partnership securities of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10 but not more than 60 days notice. The purchase price in the event of this purchase is the greater of:

•	the highest cash price paid by either of our general partner or any of its affiliates for any partnership securities of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those partnership securities; and

•	the current market price as of the date three days before the date the notice is mailed.
       As a result of our general partner’s right to purchase outstanding partnership securities, a holder of partnership securities may have his partnership securities purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material Tax Consequences — Disposition of Common Units.”
Meetings; Voting
       Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, unitholders or assignees who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. Common units that are owned by an assignee who is a record holder, but who has not yet been admitted as a limited partner, will be voted by our general partner at the written direction of the record holder. Absent direction of this kind, the common units will not be voted, except that, in the case of common units held by our general partner on behalf of non-citizen assignees, our general partner will distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.
       Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called represented in person or by proxy will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.
       Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “— Issuance of Additional Securities.” However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as our partnership agreement otherwise provides, subordinated units will vote together with common units as a single class.
       Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.
Status as Limited Partner
       Except as described under “— Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions. By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records.
Non-Citizen Transferees
       If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner, we may redeem the units held by the limited partner at their current market price. In order to avoid any cancellation or forfeiture, our general partner may require each limited partner to furnish information about his nationality, citizenship or related status. If a limited partner fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or our general partner determines after receipt of the information that the limited partner is not an eligible citizen, the limited partner may be treated as a non-citizen transferee. A non-citizen transferee, is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from us, including liquidating distributions. A non-citizen transferee does not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation.
Indemnification
       Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of a general partner or any departing general partner;

•	any person who is or was a director, officer, member, partner, fiduciary or trustee of any entity set forth in the preceding three bullet points;

•	any person who is or was serving as director, officer, member, partner, fiduciary or trustee of another person at the request of our general partner or any departing general partner or any of their affiliates; and

•	any person designated by our general partner.
       Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.
Reimbursement of Expenses
       Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. The general partner is entitled to determine in good faith the expenses that are allocable to us.
Books and Reports
       Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.
       We will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing our audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.
       We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.
Right to Inspect Our Books and Records
       Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable demand stating the purpose of such demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each partner;

•	a copy of our tax returns;

•	information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each partner became a partner;

•	copies of our partnership agreement, our certificate of limited partnership, related amendments and powers of attorney under which they have been executed;

•	information regarding the status of our business and financial condition; and

•	any other information regarding our affairs as is just and reasonable.
       Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.
Registration Rights
       Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their transferees if an exemption from the registration requirements is not available. These registration rights continue for two years following any withdrawal or removal of Calumet GP, LLC as our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any state securities laws arising from the registration statement or prospectus. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. Please read “Units Eligible for Future Sale.”

UNITS ELIGIBLE FOR FUTURE SALE
       After the sale of the common units offered hereby, owners of our general partner and certain of their affiliates will hold an aggregate of 5,758,273 common units and 13,066,000 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and some may convert earlier. The sale of these units could have an adverse impact on the price of the common units or on any trading market that may develop.
       The common units sold in the offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units owned by an affiliate of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the securities outstanding; or

•	the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.
       Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common units for at least two years, would be entitled to sell common units under Rule 144 without regard to the public information requirements, volume limitations, manner of sale provisions and notice requirements of Rule 144.
       The partnership agreement does not restrict our ability to issue any partnership securities at any time. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read “The Partnership Agreement — Issuance of Additional Securities.”
       Under our partnership agreement, our general partner and its affiliates and their transferees have the right to cause us to register under the Securities Act and state securities laws the offer and sale of any common units, subordinated units or other partnership securities that they hold. Subject to the terms and conditions of our partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any units or other partnership securities to require registration of any of these units or other partnership securities and to include them in a registration by us of other units, including units offered by us or by any unitholder. Calumet GP, LLC will continue to have these registration rights for two years following its withdrawal or removal as our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions. Except as described below, our general partner and its affiliates may sell their units or other partnership interests in private transactions at any time, subject to compliance with applicable laws.
       We, the Fehsenfeld and Grube families, The Heritage Group, certain of their affiliates, our operating company, our general partner and the directors and executive officers of our general partner, have agreed not to sell any common units they beneficially own for a period of 180 days from the date of this prospectus. For a description of these lock-up provisions, please read “Underwriting.”

MATERIAL TAX CONSEQUENCES
       This section is a discussion of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Vinson & Elkins L.L.P., counsel to the general partner and us, as to all material tax matters and all legal conclusions insofar as it relates to matters of United States federal income tax law and legal conclusions with respect to those matters. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to Calumet Specialty Products Partners, L.P. and its operating company.
       The following discussion does not comment on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (“IRAs”), real estate investment trusts (“REITs”) or mutual funds. Accordingly, we urge each prospective unitholder to consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of common units.
       All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are, to the extent noted herein, based on the accuracy of the representations made by us.
       No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. Instead, we will rely on opinions of Vinson & Elkins L.L.P. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.
       For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following specific federal income tax issues: (1) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “ — Tax Consequences of Unit Ownership — Treatment of Short Sales”); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “ — Disposition of Common Units — Allocations Between Transferors and Transferees”); and (3) whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “— Tax Consequences of Unit Ownership — Section 754 Election”).
Partnership Status
       A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed is in excess of the partner’s adjusted basis in his partnership interest.

       Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the refining, transportation, storage and marketing of crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than             % of our current income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and the general partner and a review of the applicable legal authorities, Vinson & Elkins L.L.P. is of the opinion that at least 90% of our current gross income constitutes qualifying income.
       No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Vinson & Elkins L.L.P. that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below, we will be classified as a partnership and the operating company will be disregarded as an entity separate from us for federal income tax purposes.
       In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us and the general partner. The representations made by us and our general partner upon which Vinson & Elkins L.L.P. has relied are:

(a)	Neither we nor the operating company will elect to be treated as a corporation; and

(b)	For each taxable year, more than 90% of our gross income will be income that Vinson & Elkins L.L.P. has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.
       If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.
       If we were taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.
       The discussion below is based on Vinson & Elkins L.L.P.’s opinion that we will be classified as a partnership for federal income tax purposes.

Limited Partner Status
       Unitholders who have become limited partners of Calumet Specialty Products Partners, L.P. will be treated as partners of Calumet Specialty Products Partners, L.P. for federal income tax purposes. Also, unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of Calumet Specialty Products Partners, L.P. for federal income tax purposes.
       A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales.”
       Income, gain, deductions or losses would not be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their tax consequences of holding common units in Calumet Specialty Products Partners, L.P.
       The references to “unitholders” in the discussion that follows are to persons who are treated as partners in Calumet Specialty Products Partners, L.P. for federal income tax purposes.
Tax Consequences of Unit Ownership
       Flow-Through of Taxable Income. We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.
       Treatment of Distributions. Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “— Disposition of Common Units.” Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “— Limitations on Deductibility of Losses.”
       A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.
       Ratio of Taxable Income to Distributions. We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2008, will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be           % or less of the cash distributed with respect to that period. We anticipate that after the taxable year ending December 31, 2008, the ratio of allocable taxable income to cash distributions to the unitholders will increase. These estimates are based upon the assumption that gross income from operations will approximate the amount required to make the minimum quarterly distribution on all units and other assumptions with respect to capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower than our estimate of           % or less, and any differences could be material and could materially affect the value of the common units. For example, the ratio of allocable taxable income to cash distributions to a purchaser of common units in this offering will be greater, and perhaps substantially greater, than           % with respect to the period described above if:

•	gross income from operations exceeds the amount required to make the minimum quarterly distribution on all units, yet we only distribute the minimum quarterly distribution on all units, or

•	we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

       Basis of Common Units. A unitholder’s initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to the general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read “ — Disposition of Common Units — Recognition of Gain or Loss.”
       Limitations on Deductibility of Losses. The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

       In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.
       The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally corporate or partnership activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or investments in other publicly traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.
       A unitholder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.
       Limitations on Interest Deductions. The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.
       The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. The IRS has indicated that net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.
       Entity-Level Collections. If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or the general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner would be required to file a claim in order to obtain a credit or refund.

       Allocation of Income, Gain, Loss and Deduction. In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units, or incentive distributions are made to the general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss for the entire year, that loss will be allocated first to the general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to the general partner.
       We will be treated as the successor of Calumet Predecessor for federal income tax purposes. Specified items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of our property at the time of the offering, referred to in this discussion as “Contributed Property.” The effect of these allocations to a unitholder purchasing common units in this offering will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of this offering. In addition, items of recapture income will be allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in such amount and manner as is needed to eliminate the negative balance as quickly as possible.
       An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect.
       Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in “— Tax Consequences of Unit Ownership — Section 754 Election” and “— Disposition of Common Units — Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.
       Treatment of Short Sales. A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	all of these distributions would appear to be ordinary income.
       Vinson & Elkins L.L.P. has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please also read “ — Disposition of Common Units — Recognition of Gain or Loss.”
       Alternative Minimum Tax. Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.
       Tax Rates. In general, the highest effective United States federal income tax rate for individuals is currently 35.0% and the maximum United States federal income tax rate for net capital gains of an individual is currently 15.0% if the asset disposed of was held for more than 12 months at the time of disposition.
       Section 754 Election. Calumet Predecessor made, and we are bound by the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that basis.
       Treasury regulations under Section 743 of the Internal Revenue Code require, if the remedial allocation method is adopted (which we will adopt), a portion of the Section 743(b) adjustment attributable to recovery property to be depreciated over the remaining cost recovery period for the Section 704(c) built-in gain. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, the general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these Treasury Regulations. Please read “— Uniformity of Units.”
       Although Vinson & Elkins L.L.P. is unable to opine as to the validity of this approach because there is no controlling authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of the property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the regulations under Section 743 of the Internal Revenue Code but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “— Uniformity of Units.”
       A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation and depletion deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election.
       The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.
Tax Treatment of Operations
       Accounting Method and Taxable Year. We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read “— Disposition of Common Units — Allocations Between Transferors and Transferees.”
       Initial Tax Basis, Depreciation and Amortization. The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to this offering will be borne by the general partner and its affiliates. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction.”
       To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. We are not entitled to any amortization deductions with respect to any goodwill held by us on formation. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.
       If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction” and “— Disposition of Common Units — Recognition of Gain or Loss.”
       The costs we incur in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.
       Valuation and Tax Basis of Our Properties. The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.
Disposition of Common Units
       Recognition of Gain or Loss. Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.
       Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.
       Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than 12 months will generally be taxed at a maximum rate of 15%. However, a portion of this gain or loss will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.
       The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the regulations.
       Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.
       Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.
       Allocations Between Transferors and Transferees. In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.
       The use of this method may not be permitted under existing Treasury Regulations as there is no controlling authority on the issue. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between unitholders although Vinson & Elkins L.L.P. is of the opinion that this method is a reasonable method. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.
       A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.
       Notification Requirements. A purchaser of units who purchases units from another unitholder is required to notify us in writing of that purchase within 30 days after the purchase. We are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may lead to the imposition of substantial penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker.
       Constructive Termination. We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.
Uniformity of Units
       Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read “— Tax Consequences of Unit Ownership — Section 754 Election.”
       We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of that property, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. Please read “— Tax Consequences of Unit Ownership — Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “— Disposition of Common Units — Recognition of Gain or Loss.”
Tax-Exempt Organizations and Other Investors
       Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.
       Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.
       Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, we will withhold at the highest applicable effective tax rate from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.
       In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.
       Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent that this gain is effectively connected with a United States trade or business of the foreign unitholder. Because a foreign unitholder is considered to be engaged in business in the United States by virtue of the ownership of units, under this ruling a foreign unitholder who sells or otherwise disposes of a unit generally will be subject to federal income tax on gain realized on the sale or disposition of units. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the sale or disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the sale or disposition.
Administrative Matters
       Information Returns and Audit Procedures. We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure you that those positions will in all cases yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Vinson & Elkins L.L.P. can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.
       The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.
       Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. The partnership agreement names Calumet GP, LLC as our Tax Matters Partner.
       The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.
       A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.
       Since we are the successor of Calumet Predecessor for federal tax purposes, we may be subject to audit by the IRS for tax periods preceding this offering. Liability for federal taxes other than income taxes, such as employment taxes, is imposed directly upon us, so any tax liability resulting from such an audit may reduce cash available for distribution to unitholders.
       Nominee Reporting. Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(a)	the name, address and taxpayer identification number of the beneficial owner and the nominee;

(b)	whether the beneficial owner is:

1.	a person that is not a United States person;

2.	a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or
           3.     a tax-exempt entity;

(c)	the amount and description of units held, acquired or transferred for the beneficial owner; and

(d)	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.
       Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.
       Accuracy-Related and Assessable Penalties. An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.
       For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

(1)	for which there is, or was, “substantial authority”; or

(2)	as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.
       More stringent rules, including additional penalties and extended statutes of limitations, may apply as a result of our participation in “listed transactions” or “reportable transactions with a significant tax avoidance purpose.” While we do not anticipate participating in such transactions, if any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income relating to such a transaction, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for penalties.
       A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.
State, Local, Foreign and Other Tax Considerations
       In addition to federal income taxes, you likely will be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We will initially own property or do business in Illinois, Indiana, Louisiana, New Jersey, Pennsylvania, Texas and Utah, and each of these states, other than Texas, impose a personal income tax on individuals as well as an income tax on corporations and other entities. We may also own property or do business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “— Tax Consequences of Unit Ownership — Entity-Level Collections.” Based on current law and our estimate of our future operations, the general partner anticipates that any amounts required to be withheld will not be material.
       It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult, and depend upon, his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as United States federal tax returns, that may be required of him. Vinson & Elkins L.L.P. has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

INVESTMENT IN CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.
BY EMPLOYEE BENEFIT PLANS
       An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and restrictions imposed by Section 4975 of the Internal Revenue Code. For these purposes the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

•	whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA; and

•	whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return.
       The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.
       Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans, and also IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to the plan.
       In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.
       The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things:

(a)	the equity interests acquired by employee benefit plans are publicly offered securities — i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws;

(b)	the entity is an “operating company,” meaning it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries; or

(c)	there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest is held by the employee benefit plans referred to above, IRAs and other employee benefit plans not subject to ERISA, including governmental plans.
       Our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in (a) above.
       Plan fiduciaries contemplating a purchase of common units are encouraged to consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

UNDERWRITING
       We and the underwriters named below have entered into an underwriting agreement with respect to the common units being offered. Subject to specified conditions, each underwriter has severally agreed to purchase the number of common units indicated in the following table. Goldman, Sachs & Co. is the representative of the underwriters.

Underwriters	Number of Common Units

Goldman, Sachs & Co.

Total

       In addition, we will directly offer and sell $15.0 million of common units to the Fehsenfeld Investors (representing 731,818 common units at the assumed initial public offering price of $22.00 less an amount equal to the underwriting discount per unit for the common units being sold to the public). These common units are not part of the underwritten offering and none of the underwriters will participate as an underwriter, placement agent or in any other offeror capacity in connection with the sale of, and will not receive any commission or discount on, these units.
       The underwriters are committed to take and pay for all of the 5,718,182 common units being offered to the public, if any are taken, other than the common units covered by the option described below unless and until this option is exercised.
       If the underwriters sell more common units than the total number set forth in the table above, the underwriters have an option to buy up to an additional 857,727 common units from us to cover such sales. They may exercise that option for 30 days. If any common units are purchased pursuant to this option, the underwriters will severally purchase common units in approximately the same proportion as set forth in the table above.
       The following table shows the per common unit and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 857,727 additional common units.

Paid by the Partnership	No Exercise	Full Exercise

Per Common Unit	$	$
Total	$	$
       In connection with financial advisory services performed for us related to our evaluation, analysis and structuring of our partnership, we will pay advisory fees to Goldman, Sachs & Co. equal to an aggregate of           % of the gross proceeds of this offering (including any exercise of the underwriters’ option to purchase additional common units) to Goldman, Sachs & Co.
       Common units sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any common units sold by the underwriters to securities dealers may be sold at a discount of up to $          per common unit from the initial public offering price. Any such securities dealers may resell any common units purchased from the underwriters to certain other brokers or dealers at a discount of up to $          per common unit from the initial public offering price. If all the common units are not sold at the initial public offering price, the representative may change the offering price and the other selling terms.
       We and the officers and directors of our general partner have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common units or securities convertible into or exchangeable for common units during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representative. This agreement does not apply to any existing employee benefit plans. See “Units Eligible for Future Sale” for a discussion of certain transfer restrictions.

       Prior to the offering, there has been no public market for the common units. The initial public offering price will be negotiated among us and the representative. Among the factors to be considered in determining the initial public offering price of the common units, in addition to prevailing market conditions, will be Calumet Lubricants Co., Limited Partnership’s historical performance, our pro forma performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.
       We have applied to have our common units quoted on the NASDAQ National Market under the symbol “CLMT.”
       In connection with the offering, the underwriters may purchase and sell common units in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of common units than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional common units from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional common units or purchasing common units in the open market. In determining the source of common units to close out the covered short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase additional common units pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common units made by the underwriters in the open market prior to the completion of the offering.
       The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased common units sold by or for the account of such underwriter in stabilizing or short covering transactions.
       Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the common units, and, together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common units. As a result, the price of the common units may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NASDAQ National Market, in the over-the-counter market or otherwise.
       At our request, the underwriters are reserving up to                     common units for sale at the initial public offering price to directors, officers, employees and other persons associated with us through a directed unit program. The number of common units available for sale to the general public in the public offering will be reduced to the extent these persons purchase these reserved common units. Any common units not so purchased will be offered by the underwriters to the general public on the same basis as other common units offered hereby.
       Because the National Association of Securities Dealers, Inc. views the common units offered under this prospectus as interests in a direct participation program, the offering is being made in compliance with Rule 2810 of the NASD’s Conduct Rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for quotation on the NASDAQ National Market or a national securities exchange.

       A prospectus in electronic format may be made available on the website maintained by the representative and may also be made available on websites maintained by other underwriters. The representative may agree to allocate a number of common units to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.
       The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of common units offered.
       We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $5.0 million.
       In no event will the maximum amount of compensation to be paid to NASD members in connection with this offering exceed 10% plus 0.5% for bona fide due diligence.
       We, our general partner and our operating subsidiaries have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.
       Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for our predecessor, us and our general partner and its subsidiaries, for which they received or will receive customary fees and expenses. We have entered, in the ordinary course of business, into various derivative financial instrument transactions related to our feedstock, including 2/1/1 crack spread hedges and diesel gasoline crack spread hedges, with J. Aron & Co., an affiliate of Goldman, Sachs & Co. We may enter into similar arrangements with J. Aron & Co. in the future.
VALIDITY OF THE COMMON UNITS
       The validity of the common units will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with the common units offered hereby will be passed upon for the underwriters by Baker Botts L.L.P., Houston, Texas.
EXPERTS
       The balance sheet of Calumet Specialty Products Partners, L.P. as of September 29, 2005 and the balance sheet of Calumet GP, LLC as of September 29, 2005 appearing in this prospectus and the registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
       The financial statements of Calumet Lubricants Co., Limited Partnership as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 appearing in this prospectus and the registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
       The financial statements of Bareco Products for the year ended December 31, 2002 appearing in this prospectus and the registration statement have been audited by Ernst & Young, LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION
       We have filed with the SEC a registration statement on Form S-1 regarding the common units. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered by this prospectus, you may desire to review the full registration statement, including its exhibits and schedules, filed under the Securities Act. The registration statement of which this prospectus forms a part, including its exhibits and schedules, may be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site at http://www.sec.gov. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC’s web site.
       We intend to furnish our unitholders annual reports containing our audited financial statements and furnish or make available quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each of our fiscal years.
FORWARD-LOOKING STATEMENTS
       Some of the information in this prospectus may contain forward-looking statements. These statements can be identified by the use of forward-looking terminology including “may,” “believe,” “expect,” “anticipate,” “estimate,” “continue,” or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition, or state other “forward-looking” information. These forward-looking statements involve risks and uncertainties. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements included in this prospectus. The risk factors and other factors noted throughout this prospectus could cause our actual results to differ materially from those contained in any forward-looking statement.

INDEX TO FINANCIAL STATEMENTS

UNAUDITED CALUMET SPECIALTY PRODUCTS PARTNERS, L.P. PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS:
Introduction	F-2
Unaudited Pro Forma Balance Sheet as of September 30, 2005	F-3
Unaudited Pro Forma Statements of Operations for the year ended December 31, 2004 and the nine months ended September 30, 2005	F-4
Notes to Unaudited Pro Forma Consolidated Financial Statements	F-5
CALUMET PREDECESSOR COMPANY CONSOLIDATED FINANCIAL STATEMENTS:
Audited Consolidated Financial Statements of Calumet Lubricants Co., Limited Partnership for the years ended December 31, 2002, 2003 and 2004 and Unaudited Condensed Consolidated Financial Statements for the three and nine months ended September 30, 2004 and 2005:
Report of Independent Registered Public Accounting Firm, Ernst & Young LLP	F-8
Consolidated Balance Sheets	F-9
Consolidated Statements of Operations	F-10
Consolidated Statement of Partners’ Capital	F-11
Consolidated Statements of Cash Flows	F-12
Notes to Consolidated Financial Statements	F-13
BARECO PRODUCTS CONSOLIDATED FINANCIAL STATEMENTS:
Report of Independent Registered Public Accounting Firm, Ernst & Young LLP	F-33
Consolidated Balance Sheets as of December 31, 2003 and 2004	F-34
Consolidated Statements of Operations for the three years ended December 31, 2004	F-35
Consolidated Statements of Changes in Partners’ Equity	F-36
Consolidated Statements of Cash Flows	F-37
Notes to Consolidated Financial Statements	F-38
CALUMET SPECIALTY PRODUCTS PARTNERS, L.P. FINANCIAL STATEMENTS:
Report of Independent Registered Public Accounting Firm, Ernst & Young LLP	F-41
Balance Sheet as of September 29, 2005	F-42
Note to Balance Sheet	F-43
CALUMET GP, LLC FINANCIAL STATEMENTS:
Report of Independent Registered Public Accounting Firm, Ernst & Young LLP	F-44
Balance Sheet as of September 29, 2005	F-45
Note to Balance Sheet	F-46

INTRODUCTION
       The pro forma consolidated financial statements are based upon the historical financial position and results of the operations of Calumet Lubricants Co., Limited Partnership (the Predecessor). Calumet Specialty Products Partners, L.P. (the Partnership) will own and operate the business of the Predecessor (other than certain closed facilities) effective with the closing of this offering. The contribution from the Predecessor to the Partnership will be recorded at historical cost as it is considered to be a reorganization of entities under common control. Unless the context otherwise requires, references herein to the Partnership include the Partnership and its operating subsidiary. The pro forma consolidated financial statements for the Partnership have been derived from the historical consolidated financial statements of the Predecessor set forth elsewhere in this prospectus and are qualified in their entirety by reference to such historical consolidated financial statements and related notes contained therein. The pro forma consolidated financial statements have been prepared on the basis that the Partnership will be treated as a partnership for federal income tax purposes. The unaudited pro forma consolidated financial statements should be read in conjunction with the notes accompanying such pro forma consolidated financial statements and with the historical consolidated financial statements and related notes set forth elsewhere in this prospectus.
       The pro forma consolidated balance sheet and the pro forma consolidated statement of operations were derived by adjusting the historical consolidated financial statements of the Predecessor. The adjustments are based upon currently available information and certain estimates and assumptions; therefore, actual adjustments will differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the pro forma consolidated financial statements.
       The pro forma consolidated financial statements may not be indicative of the results that actually would have occurred if the Partnership had assumed the operations of the Predecessor on the dates indicated or which would be obtained in the future.

CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
(in thousands)

	As of September 30, 2005

	Predecessor			Partnership
	Historical	Adjustments		Pro Forma

	(Unaudited)	(Unaudited)		(Unaudited)
Assets
Current assets:
Cash	$2,754	$126,994	(a)	$2,754
		(119,663	)(b)
		(7,331	)(c)
Accounts receivable:
Trade, less allowance for doubtful accounts of $628	111,825	—		111,825
Other	11,768	—		11,768

	123,593	—		123,593
Inventories	133,105	—		133,105
Prepaid expenses	17,342	—		17,342
Derivative assets	14,511	—		14,511
Deposits and other current assets	17,701	—		17,701

Total current assets	309,006	—		309,006
Property, plant and equipment, net	127,454	(523	)(d)	126,931
Other noncurrent assets, net	8,436	(5,511	)(e)	7,581
		4,656	(c)

Total assets	$444,896	$(1,378)		$443,518

Liabilities and Partners’ Capital
Current liabilities:
Accounts payable	$45,695	$—		$45,695
Accrued salaries, wages and benefits	4,373	(158	)(d)	4,215
Turnaround costs	2,812	—		2,812
Other taxes payable	4,368	—		4,368
Other accrued expenses	1,973	—		1,973
Other current liabilities	4,348	—		4,348
Current portion of long-term debt	91,583	(86,383	)(b)	5,200
Derivative liabilities	61,517	—		61,517

Total current liabilities	216,669	(86,541)		130,128
Long-term debt, less current portion	221,815	(33,280	)(b)	188,535

Total liabilities	438,484	(119,821)		318,663

Partners’ capital	6,412	(6,412	)(f)	—
Held by public:
Common units	—	126,994	(a)	126,994
Held by the general partner and its affiliates:
Common units	—	1,897	(f)	(637)
		(796	)(c)
		(1,630	)(e)
		(108	)(d)
Subordinated units	—	4,344	(f)	(1,445)
		(1,808	)(c)
		(3,734	)(e)
		(247	)(d)
General partner interest	—	171	(f)	(57)
		(71	)(c)
		(147	)(e)
		(10	)(d)

Total partners’ capital	6,412	118,443		124,855

Total liabilities and partners’ capital	$444,896	$(1,378)		$443,518

See accompanying notes to unaudited pro forma consolidated financial statements.

CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2004 and the Nine Months Ended September 30, 2005
(dollars in thousands except per unit data)

	Year Ended				Nine Months Ended
	December 31, 2004				September 30, 2005

	Predecessor			Partnership	Predecessor			Partnership
	Historical	Adjustments		Pro Forma	Historical	Adjustments		Pro Forma

	(Audited)	(Unaudited)		(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)
Sales	$539,616	$—		$539,616	$894,981	$—		$894,981
Cost of sales	501,284	—		501,284	799,574	—		799,574

Gross profit	38,332	—		38,332	95,407	—		95,407

Operating costs and expenses:
Selling, general and administrative	13,133	—		13,133	11,998	—		11,998
Transportation	33,923	—		33,923	33,544	—		33,544
Taxes other than income taxes	2,309	—		2,309	2,037	—		2,037
Other	839	—		839	618	—		618
Restructuring, decommissioning and asset impairments	317	—		317	2,159	—		2,159

Operating income (loss)	(12,189)	—		(12,189)	45,051	—		45,051

Other income (expense):
Equity in (loss) income of unconsolidated affiliates	(427)	—		(427)	—	—		—
Interest expense	(9,869)	4,297	(g)	(5,572)	(16,771)	7,598	(g)	(9,173)
Realized gain (loss) on derivative instruments	39,160	—		39,160	(812)	—		(812)
Unrealized gain (loss) on derivative instruments	(7,788)	—		(7,788)	(48,412)	—		(48,412)
Other	83	—		83	127	—		127

Total other income (expense)	21,159	4,297		25,456	(65,868)	7,598		(58,270)
Net income (loss) before income taxes	8,970	4,297		13,267	(20,817)	7,598		(13,219)
Income tax expense	—	—		—	—	(90	)(h)	(90)

Net income (loss)	$8,970	$4,297		$13,267	$(20,817)	$7,508		$(13,309)

General Partner’s interest in net income (loss)				$265				$(266)

Limited Partners’ interest in net income (loss)				$13,002				$(13,043)

Basic and diluted net income (loss) per limited partners’ unit:
Common				$1.80				$1.35
Subordinated				$(0.69)				$(2.24)
Weighted average number of limited partner units outstanding:
Common				12,208,273				12,208,273
Subordinated				13,066,000				13,066,000
See accompanying notes to unaudited pro forma consolidated financial statements.

CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 1.	Basis of Presentation, the Offering and Other Transactions
       The historical financial information is derived from the historical consolidated financial statements of the Predecessor. The pro forma adjustments have been prepared as if the transactions effected had taken place on September 30, 2005, in the case of the pro forma balance sheet or as of January 1, 2004, in the case of the pro forma statement of operations for the year ended December 31, 2004 and the nine months ended September 30, 2005.
       The pro forma financial statements reflect the following transactions:

•	the refinancing by the Predecessor of its long-term debt obligations pursuant to new credit facilities it expects to enter into in the fourth quarter of 2005;

•	the retention of certain assets and liabilities of the Predecessor by the owners of Calumet Predecessor;

•	the contribution of the ownership interests in the Predecessor to the Partnership in exchange for the issuance by the Partnership to the owners of the Predecessor of 5,758,273 common units, 13,066,000 subordinated units, the 2% general partner interest represented by 515,801 general partner units and the incentive distribution rights. The contribution will be recorded at historical cost as it is considered to be a reorganization of entities under common control;

•	the sale by the Partnership of 6,450,000 common units to the public in this offering;

•	the payment of estimated underwriting commissions and other offering expenses; and

•	the repayment by the Partnership of a portion of its indebtedness under its new credit facilities with the net proceeds from this offering.
       Upon completion of this offering, Calumet Specialty Products Partners, L.P. anticipates incurring incremental general and administrative expenses as a result of being a publicly traded limited partnership, such as costs associated with annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, investor relations, registrar and transfer agent fees, director compensation and incremental insurance costs, including director and officer liability and business interruption insurance, in an annual amount of approximately $4.5 million. The unaudited pro forma consolidated financial statements do not reflect this $4.5 million in incremental selling, general and administrative expenses.

Note 2.	Pro Forma Adjustments and Assumptions
       (a) Reflects the net proceeds to the Partnership of $127.0 million from the issuance and sale of 6,450,000 common units at an assumed initial public offering price of $22.00 per unit after deducting underwriting discounts and commissions and paying estimated offering and related formation transaction expenses of $5.0 million.
       (b) Reflects the repayment of $119.7 million of borrowings under our new credit facilities with the net proceeds of this offering.
       (c) Reflects the payment of prepayment penalties of $2.7 million incurred in connection with the expected refinancing of our indebtedness in the fourth quarter of 2005 and the repayment of borrowings under our new credit facilities with the net proceeds of this offering and the payment of loan origination and other fees of $4.7 million incurred in connection with the new credit facilities.
       (d) Reflects the exclusion of assets and liabilities related to the Predecessor’s Rouseville and Reno facilities, which will not be contributed to the Partnership.

CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
       (e) Reflects a charge of $5.5 million to write off deferred debt issuance costs that will be incurred upon the repayment of existing indebtedness from the proceeds of our new credit facilities.
       (f) Represents the conversion of the adjusted partners’ capital of the Predecessor from partners’ capital to common, subordinated and general partner units of the Partnership. The conversion is as follows:

•	$(0.6) million for 5,758,273 common units;

•	$(1.4) million for 13,066,000 subordinated units; and

•	$(0.1) million for the general partner’s interest.

       (g) Reflects net change in interest expense as a result of entering into the new credit facilities and the repayment of borrowings under the facilities from the net proceeds of this offering. After the consummation of the transactions described in Note 1, the Partnership’s outstanding indebtedness on a pro forma basis will consist of (i) $137.4 million of borrowings on a $225 million senior secured revolving credit facility at September 30, 2005 that bears interest at LIBOR plus 150 basis points, an assumed rate of 5.91%, (ii) $56.3 million of borrowings under the senior secured first lien term loan facility that bears interest at LIBOR plus 300 basis points, an assumed rate of 7.41%, and (iii) a $50 million pre-funded letter of credit facility that bears interest at an assumed rate of 3.00%. Should the actual interest rate increase or decrease by 100 basis points, pro forma interest expense would increase or decrease by $0.4 million for the year ended December 31, 2004 and $1.1 million for the nine months ended September 30, 2005. The individual components of the net change in interest expense are as follows:

		Nine Months
		Ended
	Year Ended	September 30,
	December 31, 2004	2005

Interest expense as reported for the Predecessor	$9,869	$16,771
Removal of prior related party and other long-term debt interest expense	(9,869)	(16,771)
Pro forma interest expense associated with the new credit facilities after the pay down of debt from offering net proceeds	5,572	9,173

Net adjustment	4,297	7,598

Pro forma as adjusted interest expense	5,572	9,173

       (h) Reflects the income tax expense of Calumet Reseller, Inc. a corporate subsidiary of our operating company, in the amount of approximately $90,000. On a pro forma basis, this entity had no income in 2004.

CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

Note 3.	Pro Forma Net Income (Loss) Per Unit
Pro forma net income (loss) per unit is determined by dividing the pro forma net income (loss) available to the common and subordinated unitholders, after deducting the general partner’s interest in the pro forma net income (loss), by the number of common and subordinated units expected to be outstanding at the closing of the offering. For purposes of this calculation, we assumed that the minimum quarterly distribution was made to all unitholders for each quarter during the periods presented and that the number of units outstanding were 12,208,273 common and 13,066,000 subordinated. All units were assumed to have been outstanding since January 1, 2004. Basic and diluted pro forma net income (loss) per unit are equivalent as there are no dilutive units at the date of closing of the initial public offering of the common units of the Partnership. Pursuant to the partnership agreement, to the extent that the quarterly distributions exceed certain targets, the general partner is entitled to receive certain incentive distributions that will result in more net income proportionately being allocated to the general partner than to the holders of common and subordinated units. The pro forma net income (loss) per unit calculations assume that no incentive distributions were made to the general partner because no such distribution would have been paid based upon the pro forma available cash from operating surplus for the period.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors of
Calumet Lubricants Co., Limited Partnership
       We have audited the accompanying consolidated balance sheets of Calumet Lubricants Co., Limited Partnership as of December 31, 2004 and 2003, and the related consolidated statements of operations, partners’ capital, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
       We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
       In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Calumet Lubricants Co., Limited Partnership at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Indianapolis, Indiana
September 2, 2005

CALUMET LUBRICANTS CO., LIMITED PARTNERSHIP
CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31,		September 30,

	2003	2004	2005

			(Unaudited)
	(Audited)
Assets
Current assets:
Cash	$68	$18,087	$2,754
Accounts receivable:
Trade, less allowance for doubtful accounts of $240 in 2003, $456 in 2004 and $628 in 2005	37,201	53,798	111,825
Other	2,326	4,912	11,768

	39,527	58,710	123,593

Inventories	62,686	82,990	133,105
Prepaid expenses	8,800	17,272	17,342
Derivative assets	9,389	4,011	14,511
Deposits and other current assets	26	3,150	17,701

Total current assets	120,496	184,220	309,006
Property, plant and equipment, net	89,938	126,585	127,454
Other noncurrent assets, net	2,610	7,401	8,436
Equity investments in unconsolidated affiliates	3,897	—	—

Total assets	$216,941	$318,206	$444,896

Liabilities and partners’ capital
Current liabilities:
Accounts payable	$32,263	$58,027	$45,695
Accrued salaries, wages and benefits	655	1,978	4,373
Turnaround costs	1,852	2,098	2,812
Other taxes payable	488	435	4,368
Asset retirement obligation	1,376	100	—
Other accrued expenses	1,784	2,747	1,973
Other current liabilities	5,373	4,238	4,348
Current portion of long-term debt	—	19,795	91,583
Derivative liabilities	—	—	61,517

Total current liabilities	43,791	89,418	216,669
Long-term debt, less current portion	146,853	194,274	221,815
Other noncurrent liabilities	753	—	—

Total liabilities	191,397	283,692	438,484

Commitments and contingencies
Total partners’ capital	25,544	34,514	6,412

Total liabilities and partners’ capital	$216,941	$318,206	$444,896

See accompanying notes to consolidated financial statements.

CALUMET LUBRICANTS CO., LIMITED PARTNERSHIP
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands except per unit data)

				Nine Months Ended		Three Months Ended
	Year Ended December 31,			September 30,		September 30,

	2002	2003	2004	2004	2005	2004	2005

	(Audited)			(Unaudited)		(Unaudited)
Sales	$316,350	$430,381	$539,616	$393,036	$894,981	$140,464	$363,870
Cost of sales	268,911	385,890	501,284	361,820	799,574	130,175	325,116

Gross profit	47,439	44,491	38,332	31,216	95,407	10,289	38,754

Operating costs and expenses:
Selling, general and administrative	9,066	9,432	13,133	10,286	11,998	4,132	3,600
Transportation	25,449	28,139	33,923	24,987	33,544	8,487	13,550
Taxes other than income taxes	2,404	2,419	2,309	1,881	2,037	621	557
Other	1,392	905	839	572	618	207	286
Restructuring, decommissioning and asset impairments	—	6,694	317	187	2,159	66	(6)

Operating income (loss)	9,128	(3,098)	(12,189)	(6,697)	45,051	(3,224)	20,767

Other income (expense):
Equity in (loss) income of unconsolidated affiliates	2,442	867	(427)	(427)	—	(427)	—
Interest expense	(7,435)	(9,493)	(9,869)	(6,617)	(16,771)	(2,169)	(6,816)
Realized Gain (loss) on derivative instruments	1,058	(961)	39,160	27,133	(812)	10,418	(4,375)
Unrealized gain (loss) on derivative instruments	—	7,228	(7,788)	5,299	(48,412)	3,488	(49,015)
Other	88	32	83	75	127	405	33

Total other income (expense)	(3,847)	(2,327)	21,159	25,463	(65,868)	11,715	(60,173)

Net income (loss)	$5,281	$(5,425)	$8,970	$18,766	$(20,817)	$8,491	$(39,406)

General Partner’s interest in net income (loss)	$528	$(542)	$897	$1,877	$(2,082)	$849	$(3,941)
Limited Partner’s interest in net income (loss)	$4,753	$(4,883)	$8,073	$16,889	$(18,735)	$7,642	$(35,465)
Basic and diluted net income (loss) per limited partner unit	$4,753	$(4,883)	$8,073	$16,889	$(18,735)	$7,642	$(35,465)

Limited partnership units, basic and diluted	1,000	1,000	1,000	1,000	1,000	1,000	1,000
See accompanying notes to consolidated financial statements.

CALUMET LUBRICANTS CO., LIMITED PARTNERSHIP
CONSOLIDATED STATEMENTS OF PARTNERS’ CAPITAL
(in thousands)

		Partners’ Capital
	Other Accumulated
	Comprehensive	General	Limited
	Income	Partner	Partners	Total

Balance at January 1, 2002	$(8,326)	$2,569	$23,119	$17,362
Net income	—	528	4,753	5,281
Net impact of cash flow hedges	8,326	—	—	8,326

Balance at December 31, 2002	—	3,097	27,872	30,969
Net loss	—	(542)	(4,883)	(5,425)

Balance at December 31, 2003	—	2,555	22,989	25,544
Net income	—	897	8,073	8,970

Balance at December 31, 2004	—	3,452	31,062	34,514
		(Unaudited)
Net loss for the nine months ended September 30, 2005	—	(2,082)	(18,735)	(20,817)
Distributions to partners	—	(728)	(6,557)	(7,285)

Balance at September 30, 2005	$—	$642	$5,770	$6,412

See accompanying notes to consolidated financial statements.

CALUMET LUBRICANTS CO., LIMITED PARTNERSHIP
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

				Nine Months Ended
	Year Ended December 31,			September 30,

	2002	2003	2004	2004	2005

	(Audited)			(Unaudited)
Operating activities
Net income (loss)	$5,281	$(5,425)	$8,970	$18,766	$(20,817)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	5,324	6,181	6,224	4,747	7,062
Amortization	552	588	703	350	352
Provision for doubtful accounts	16	12	216	135	195
(Gain)/ Loss on disposal of property and equipment	—	943	59	58	(16)
Equity in loss (income) of unconsolidated affiliates	(2,442)	(867)	427	427	—
Restructuring charge	—	874	—	—	1,693
Other	(1,633)	926	332	—	—
Dividends received from unconsolidated affiliates	2,925	750	3,470	3,470	—
Changes in assets and liabilities:
Accounts receivable	(1,025)	(4,670)	(19,399)	(18,681)	(65,077)
Inventories	(16,984)	15,547	(20,304)	4,882	(50,114)
Prepaid expenses	(6,402)	(834)	(8,472)	(17,723)	3,079
Derivative assets	(2,417)	(6,265)	5,046	(3,686)	(10,500)
Deposits and other current assets	7,697	271	(3,124)	26	(17,701)
Other noncurrent assets	(1,524)	(550)	161	(252)	(1,387)
Accounts payable	9,587	(1,809)	25,764	12,194	(12,333)
Accrued salaries, wages and benefits	(1,115)	(1,107)	1,323	2,926	2,395
Accrued turnaround costs	(965)	375	246	763	714
Other taxes payable	38	191	(53)	1,667	3,933
Asset retirement obligation	—	1,376	(1,276)	(1,064)	(100)
Other accrued expenses	(580)	544	963	935	(775)
Other current liabilities	857	436	(1,135)	(4,137)	110
Derivative liability	(1,265)	—	—	—	61,518
Other noncurrent liabilities	(251)	(439)	(753)	(742)	—

Net cash provided by (used in) operating activities	(4,326)	7,048	(612)	5,061	(97,769)
Investing activities
Additions to property, plant and equipment	(10,164)	(12,163)	(43,033)	(4,775)	(9,575)
Proceeds from disposal of property, plant and equipment	240	223	103	103	11

Net cash used in investing activities	(9,924)	(11,940)	(42,930)	(4,672)	(9,564)
Financing activities
Proceeds from borrowings — credit agreements with third parties	—	—	93,940	—	802,184
Payments of borrowings — credit agreements with third parties	—	—	(44,145)	—	(720,395)
Debt issuance costs	—	—	(5,656)	—	(44)
Proceeds from borrowings — credit agreement with limited partners	291,439	260,159	586,410	414,777	447,553
Payments of borrowings — credit agreement with limited partners	(277,230)	(255,275)	(568,988)	(415,159)	(430,013)
Distribution to partners	—	—	—	—	(7,285)

Cash provided by (used in) financing activities	14,209	4,884	61,561	(382)	92,000

Net increase (decrease) in cash	(41)	(8)	18,019	7	(15,333)
Cash at beginning of period	117	76	68	68	18,087

Cash at end of period	$76	$68	$18,087	$75	$2,754

Supplemental disclosure of cash flow information
Interest paid	$7,500	$9,189	$9,367	$6,280	$13,933

See accompanying notes to consolidated financial statements.

CALUMET LUBRICANTS CO., LIMITED PARTNERSHIP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except operating, unit and per unit data)

1.	Description of the Business
       Calumet Lubricants Co., Limited Partnership (Calumet or the Company) is an Indiana limited partnership. The general partner is Calumet, Incorporated. The general partner owns 10% of Calumet while the remaining 90% is owned by limited partners, which collectively hold all 1,000 of Calumet’s limited partnership units. Calumet is engaged in the production and marketing of crude oil-based specialty lubricating oils, fuels, solvents and waxes. Calumet owns a refinery located in Princeton, Louisiana, a refinery located in Cotton Valley, Louisiana, a terminal located in Burnham, Illinois, a wax blending, packaging and warehousing facility located in Reno, Pennsylvania, and a refinery located in Shreveport, Louisiana (the Shreveport Refinery).
       Effective October 25, 2004 in conjunction with financing agreements entered into related to the Shreveport Refinery as discussed in Notes 3 and 6, Calumet contributed the assets and certain liabilities related to the Shreveport Refinery to a newly-formed Indiana limited liability company, Calumet Shreveport, LLC (Calumet Shreveport). Calumet is the sole member of Calumet Shreveport. Calumet Shreveport, LLC then contributed the assets and certain liabilities of the Shreveport Refinery to two newly formed Indiana limited liability companies, Calumet Shreveport Fuels, LLC (Fuels) and Calumet Shreveport Lubricants & Waxes, LLC (Lubricants & Waxes). The sole member of both Fuels and Lubricants & Waxes is Calumet Shreveport.
       Pursuant to the rules and regulations of the Securities and Exchange Commission, the consolidated interim financial statements included herein have been prepared, without audit, by Calumet. As permitted under the applicable rules and regulations of the Securities and Exchange Commission, certain information and footnote disclosures normally included in financial statements prepared in conformity with U.S. generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations; however, Calumet believes that the disclosures are adequate to make the information presented not misleading. The Company’s results are subject to seasonal fluctuations. Therefore, results shown on an interim basis are not necessarily indicative of results for a full year.
       In the opinion of Calumet, the accompanying consolidated interim financial statements contain all material adjustments (consisting only of normal recurring adjustments) necessary to present fairly the consolidated financial position of Calumet at September 30, 2005 and the results of its operations for the three and nine month periods ended September 30, 2004 and 2005 and its cash flows for the three and nine month periods ended September 30, 2004 and 2005.

2.	Summary of Significant Accounting Policies
Consolidation
       The consolidated financial statements include the accounts of Calumet and its wholly-owned subsidiary, Calumet Shreveport and Calumet Shreveport’s wholly owned subsidiaries Fuels and Lubricants & Waxes. All intercompany transactions and accounts have been eliminated. Hereafter, the consolidated companies are referred to as the Company.
Use of Estimates
       The Company’s financial statements are prepared in conformity with U.S. generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CALUMET LUBRICANTS CO., LIMITED PARTNERSHIP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except operating, unit and per unit data)
Cash
       Cash includes all highly liquid investments with a maturity of three months or less at the time of purchase.
Inventories
       The cost of inventories is determined using the last-in, first-out (LIFO) method. Inventories are valued at the lower of cost or market value.
       Inventories consist of the following:

	December 31,
			September 30,
	2003	2004	2005

			(Unaudited)
Raw materials	$21,527	$39,476	$48,197
Work in process	12,500	12,669	28,526
Finished goods	28,659	30,845	56,382

	$62,686	$82,990	$133,105

       The replacement cost of these inventories, based on current market values, would have been $55,769, $26,942 and $10,351 higher at September 30, 2005, December 31, 2004 and 2003, respectively.
Accounts Receivable
       The Company performs periodic credit evaluations of customers’ financial condition and generally does not require collateral. Receivables are generally due within 30 days. The Company maintains an allowance for doubtful accounts for estimated losses in the collection of accounts receivable. The Company makes estimates regarding the future ability of its customers to make required payments based on historical credit experience and expected future trends. The activity in the allowance for doubtful accounts was as follows:

	December 31,	December 31,	December 31,	September 30,
	2002	2003	2004	2005

				(Unaudited)
Beginning Balance	$271	$242	$240	$456
Provision	16	12	216	196
Write-offs, net	(45)	(14)	—	(24)

Ending Balance	$242	$240	$456	$628

Prepaid Expenses
       Prepaid expenses as of September 30, 2005, December 31, 2004 and 2003 include payments made to crude oil suppliers in the amount of $15,257, $14,334 and $6,841, respectively, to prepay for certain of the Company’s anticipated future crude oil purchases.

CALUMET LUBRICANTS CO., LIMITED PARTNERSHIP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except operating, unit and per unit data)
Property, Plant and Equipment
       Property, plant and equipment are stated on the basis of cost. Depreciation is calculated generally on composite groups, using the straight-line method over the estimated useful lives of the respective groups.
       Property, plant and equipment, including depreciable lives, consists of the following:

	December 31,	December 31,	September 30,
	2003	2004	2005

			(Unaudited)
Land	$957	$957	$957
Buildings and improvements (10 to 40 years)	1,313	1,550	1,560
Machinery and equipment (2 to 20 years)	110,362	148,992	161,742
Furniture and fixtures (5 to 10 years)	1,782	1,928	2,239
Construction-in-progress	1,510	5,368	1,871

	115,924	158,795	168,370
Less accumulated depreciation	25,986	32,210	(40,916)

	$89,938	$126,585	$127,454

       Under the composite depreciation method, the cost of partial retirements of a group is charged to accumulated depreciation. However, when there are dispositions of complete groups or significant portions of groups, the cost and related depreciation are retired, and any gain or loss is reflected in earnings.
       During 2004, 2003 and 2002, the Company incurred $10,171, $9,493 and $7,435, respectively, of interest costs of which $302, $0 and $0, respectively, were capitalized as a component of property, plant and equipment.
Turnaround Costs
       Periodic major maintenance and repairs (turnaround costs) applicable to refining facilities are accounted for using the accrue-in-advance method. Normal maintenance and repairs of all other property, plant and equipment are charged to cost of sales as incurred. Renewals, betterments and major repairs that materially extend the life of the properties are capitalized. Turnaround activity was as follows:

	December 31,	December 31,	December 31,	September 30,
	2002	2003	2004	2005

				(Unaudited)
Beginning Balance	$2,442	$1,477	$1,852	$2,098
Provision	1,112	2,125	2,129	3,202
Usage	(2,077)	(1,750)	(1,883)	(2,488)

Ending Balance	$1,477	$1,852	$2,098	$2,812

CALUMET LUBRICANTS CO., LIMITED PARTNERSHIP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except operating, unit and per unit data)
Impairment of Long-Lived Assets
       The Company periodically evaluates the carrying value of long-lived assets to be held and used, including definite lived intangible assets, when events or circumstances warrant such a review. The carrying value of a long-lived asset to be held and used is considered impaired when the anticipated separately identifiable undiscounted cash flows from such an asset are less than the carrying value of the asset. In that event, a write-down of the asset would be recorded through a charge to operations, based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Long-lived assets to be disposed of other than by sale are considered held and used until disposal.
Revenue Recognition
       The Company recognizes revenue on orders received from its customers when there is persuasive evidence of an arrangement with the customer that is supportive of revenue recognition, the customer has made a fixed commitment to purchase the product for a fixed or determinable sales price, collection is reasonably assured under the Company’s normal billing and credit terms, all of the Company’s obligations related to product have been fulfilled and ownership and all risks of loss have been transferred to the buyer, which is upon shipment to the customer.
Income Taxes
       The Company, as a partnership, is not liable for income taxes. Income taxes are the responsibility of the partners, with earnings of the Company included in partners’ earnings.
Derivatives
       The Company enters into several types of derivative instruments including the purchase of crude oil, as well as fuels product margins (crack spreads), in an effort to minimize the financial impact of fluctuations in the prices of certain commodities related to its business, as further described in Note 7. The Company’s historical policy has generally been to enter into crude oil contracts for a period no greater than twelve months forward and for no more than 70% of anticipated crude oil purchases related to non-fuels production. The Company’s historical policy has generally been to enter into crack spread contracts for a period no greater than two years forward and for no more than 75% of fuels production. Although the counterparties expose the Company to credit risk in the event of nonperformance, the Company does not expect nonperformance.
       During 2003, 2004 and the nine months ended September 30, 2005, the Company has not designated any of its derivative instruments as hedges in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities. According to SFAS 133, changes in the fair value of derivatives which have not been designated as hedges are to be recorded each period in earnings as reflected in unrealized gain (loss) on derivative instruments in the consolidated statement of operations.
Equity Investments in Unconsolidated Affiliates
       Equity investments in unconsolidated affiliates as of December 31, 2003 primarily contains amounts invested by the Company in a joint venture, Bareco Products (Bareco). Bareco is a South Carolina general partnership which markets finished wax products. The Company acquired a 50% interest in Bareco during 2000. The Company accounts for this investment under the equity method

CALUMET LUBRICANTS CO., LIMITED PARTNERSHIP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except operating, unit and per unit data)
of accounting. Therefore, the Company’s share of income and loss generated by Bareco is reflected as equity in income (loss) of unconsolidated affiliates in the consolidated statements of operations. As further discussed in Note 4, during December 2003 the Company and its joint venture partner entered into an agreement to dissolve the Bareco Products partnership.
Other Noncurrent Assets
       Other noncurrent assets at December 31, 2004 include $5,430, net of accumulated amortization of $226 of deferred debt issuance costs incurred during 2004, which is being amortized on a straight-line basis over the life (50 months) of the related debt instruments.
       Other noncurrent assets also include $1,476 and $1,944 at December 31, 2004 and 2003, respectively, of intangible assets, net of accumulated amortization, purchased to facilitate the sales of horticultural spray oil products. These intangible assets are being amortized using the straight-line method, over an estimated useful life of five years. Annual amortization for 2005, 2006 and 2007 will be $455, with the remaining balance of approximately $114 amortized in 2008. Accumulated amortization on these intangible assets was $800 and $345 at December 31, 2004 and 2003, respectively.
Shipping and Handling Costs
       The Company adheres to Emerging Issues Task Force (EITF) 00-10, Accounting for Shipping and Handling Fees and Costs. This EITF requires the classification of shipping and handling costs billed to customers in sales and the classification of shipping and handling costs incurred in cost of sales, or if classified elsewhere to be disclosed. The Company has reflected $33,544, $33,923, $28,139 and $25,449 for the nine months ended September 30, 2005 and for the years ended December 31, 2004, 2003 and 2002, respectively, for costs billed to customers in Transportation in the consolidated statements of operations.
New Accounting Pronouncements
       On December 16, 2004, the FASB issued Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock Based Compensation, Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.
       Statement 123(R) is effective for fiscal years beginning after July 1, 2005. The Company expects to adopt Statement 123(R) using the “modified prospective” method in which compensation cost is recognized beginning with the effective date based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date. The total impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future.
       In 2005, the FASB Interpretation No. 47 (FIN 47), Accounting for Conditional Asset Retirement Obligations was issued. The Company is required to adopt this interpretation as of December 31,

CALUMET LUBRICANTS CO., LIMITED PARTNERSHIP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except operating, unit and per unit data)
2005. The Company has conditional asset retirement obligations related to its Cotton Valley, Shreveport and Princeton refineries related to asbestos. However, the Company believes that there is an indeterminate settlement date for these obligations and; thus, fair value cannot be reasonably estimated. Therefore, at the date of adoption, December 31, 2005, the Company does not expect to record any liability for asset retirement obligations related to these refineries upon adoption of FIN 47.

3.	Shreveport Reconfiguration
       During 2004, the Company substantially completed the reconfiguration of the Shreveport Refinery to add motor fuels production, including gasoline, diesel and jet fuel, as well as to increase overall feedstock throughput. The Shreveport Refinery was fully operational and met its completion requirements as of February 28, 2005, as required by the Company’s loan agreements. The capital project, of which $35,967 had been expended through December 31, 2004, and $39,663 had been expended through September 30, 2005, includes the recommissioning of several existing idled fuel production units. As discussed in Note 1, the Company formed new legal entities to hold the assets and liabilities related to the Shreveport Refinery. In conjunction with the reconfiguration and as described in Note 6, Calumet Shreveport, Fuels and Lubricants & Waxes entered into standalone financing arrangements during 2004, including a term loan agreement and a revolving loan agreement to fund capital expenditures and additional working capital requirements.

4.	Restructuring, Decommissioning and Asset Impairments
Rouseville
       In connection with the Company’s decision to exit its multigrade wax processing facility located in Rouseville, Pennsylvania (Rouseville), in 2003 the Company began implementation of a plan to demolish the Rouseville facility assets. The demolition was completed during 2004. The facility assets included operating units, equipment, tankage and real property. As a result of the decision to demolish the Rouseville facility assets, the Company recorded a facility asset impairment charge in 2003 for the full amount of the carrying value of the assets as of the decision date to demolish the assets. The Company also incurred asset decommissioning costs during 2003, consisting primarily of asbestos abatement costs at the Rouseville wax processing facility. Asset decommissioning costs of $4,202 and the asset impairment charge of $2,492 related to this facility are reflected in restructuring, decommissioning and asset impairment in the consolidated statements of operations for the year ended December 31, 2003. In 2004, the Company incurred additional charges totaling $317 primarily related to the completion of Rouseville asset decommissioning costs.
       In accordance with Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, the Company recorded an asset retirement obligation during 2003 for obligations associated with the retirement of fixed assets at its Rouseville wax processing facility as of its decision date to demolish the facility, as discussed above. This obligation consisted primarily of remaining asbestos abatement costs as well as other costs, which were substantially completed by the end of 2004.

CALUMET LUBRICANTS CO., LIMITED PARTNERSHIP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except operating, unit and per unit data)
       A rollforward of the Company’s asset retirement obligation for the years ended December 31, 2004 and 2003 is as follows:

Balance January 1, 2003	$—
2003 Rouseville asset retirement obligation provision	1,618
2003 Interest cost accretion	14
2003 Payments	(256)

Balance December 31, 2003	1,376

2004 Rouseville asset retirement obligation provision	—
2004 Interest cost accretion	35
2004 Payments	(1,311)

Balance December 31, 2004	100
2005 Payments (Unaudited)	(100)

Balance September 30, 2005 (Unaudited)	$—

Bareco Products
       During December 2003, the Company entered into an agreement with its joint venture partner to dissolve the Bareco Products partnership and for each partner to pursue its own wax marketing interests. Per the terms of the agreement, all significant business activities undertaken by the partnership ended as of December 31, 2003. The affairs of Bareco Products were wound down during 2004, and legal dissolution of the partnership is expected during 2005.
       As a result of the dissolution agreement, the Company recorded a $564 asset impairment loss in 2003, which is reflected in equity in (loss) income of unconsolidated affiliates in the statement of operations for the year ended December 31, 2003, related to its equity investment in Bareco Products which represented management’s estimate of the difference between the carrying value of the Company’s investment and the Company’s share of proceeds from liquidation of the partnership. In 2004, the Company incurred costs in excess of amounts estimated in 2003 related to the liquidation of the partnership. These costs are reflected in equity in (loss) income of unconsolidated affiliates in the consolidated statements of operations for the year ended December 31, 2004. Summarized financial information for Bareco is as follows:

	As of December 31,

	2003	2004

Current assets	$11,199	$—
Noncurrent assets	256	—
Current liabilities	3,661	—
Noncurrent liabilities	—	—

	For the Year Ended
	December 31,

	2002	2003	2004

Sales	$55,830	$53,665	$—
Gross profit	8,423	6,306	(202)
Net income (loss)	5,016	2,252	(853)

CALUMET LUBRICANTS CO., LIMITED PARTNERSHIP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except operating, unit and per unit data)
Reno
       In June 2005, the Company began the process of closing its wax packaging facility in Reno, Pennsylvania (Reno) including the termination of employees and the commencement of decommissioning activities. Given these circumstances, the Company evaluated the carrying amount of long-lived assets at Reno in accordance with Statement of Financial Accounting Standards No. 144, Accounting for Impairment or Disposal of Long-lived Assets (SFAS 144). The Company concluded that the carrying value of these assets was impaired. Thus, an impairment charge of $1,718 has been recorded in restructuring, decommissioning and asset impairments on the consolidated statements of operations for the three and nine months ended September 30, 2005 in order to write-down the carrying value to estimated fair value. This facility has historically been included in the Specialty Products segment and served to package multigrade waxes.

5.	Commitments and Contingencies
Leases
       The Company has various operating leases for the use of land, storage tanks, compressor stations, rail cars, equipment, precious metals, operating unit catalyst and office facilities that extend through August 2015. Renewal options are available on certain of these leases in which the Company is the lessee. Rent expense for 2004, 2003 and 2002 was $7,415, $7,317 and $7,947, respectively.
       As of December 31, 2004, the Company had estimated minimum commitments for the payment of rentals under leases which, at inception, had a noncancelable term of more than one year, as follows:

Year	Commitment

2005	$6,589
2006	5,722
2007	4,558
2008	2,819
2009	2,619
Thereafter	11,545

Total	$33,852

Contingencies
       From time to time, the Company is a party to certain environmental and other claims and litigation incidental to its business. Management is of the opinion that the ultimate resolution of any known claims, either individually or in the aggregate, will not have a material adverse impact on the Company’s financial position or results of operations.
Standby Letters of Credit
       The Company has agreements with various financial institutions for standby letters of credit, which have been issued to domestic vendors. As of December 31, 2004 and 2003, the Company had outstanding standby letters of credit of $19,430 and $16,112, respectively.

CALUMET LUBRICANTS CO., LIMITED PARTNERSHIP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except operating, unit and per unit data)

6.	Long-Term Debt
       Long-term debt consisted of the following:

	December 31,	December 31,	September 30,
	2003	2004	2005

			(unaudited)
Borrowings under credit agreement with a limited partner, interest at various interest rates (5.5% at September 30, 2005, 5.3% at December 31, 2004 and 6.1% at December 31, 2003), interest payments monthly, borrowings due June 30, 2007	$135,453	$152,874	$170,415
Notes payable to limited partners, interest at prime rate (6.8% at September 30, 2005, 5.3% at December 31, 2004 and 4.0% at December 31, 2003), interest payments monthly, principal due June 30, 2007	11,400	11,400	11,400
Borrowings under term loan agreement with a third-party lender, interest at fixed rate of 14.0%, interest payments monthly, borrowings due December 31, 2008	—	30,000	40,000
Borrowings under revolving loan agreement with third-party lenders, interest at variable rates (6.8% at September 30, 2005, 5.3% at December 31, 2004), interest payments monthly, borrowings due December 31, 2008	—	19,795	91,583

Total long-term debt	146,853	214,069	313,398
Less current portion of long-term debt	—	19,795	91,583

	$146,853	$194,274	$221,815

CALUMET LUBRICANTS CO., LIMITED PARTNERSHIP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except operating, unit and per unit data)
       As of September 30, 2005, maturities of the Company’s noncurrent portion of long-term debt are as follows:

Year	Maturity

2005	$—
2006	—
2007	181,815
2008	40,000

Total	$221,815

       The credit agreement with a limited partner provides up to $180,000 in long-term borrowings. The Company is a limited guarantor of a bank credit facility of the limited partner and two other related party co-obligors. The guarantee is limited to advances to the Company from any party to the bank credit facility, which would include the credit agreement with a limited partner of $152,874 and the notes payable to limited partners of $11,400 as of December 31, 2004. In addition, all assets of the Company, excluding those assets related to the Shreveport Refinery, are pledged as collateral to the bank credit facility.
       The term loan agreement with a third-party lender was entered into effective October 25, 2004 by Calumet Shreveport, Fuels and Lubricants & Waxes to fund the reconfiguration of the Shreveport Refinery. Calumet Lubricants Co., Limited Partnership is neither an obligor nor a guarantor under the term loan agreement. The term loan agreement provides up to $40,000 in long-term borrowings, $30,000 of which was available upon the effective date of the term loan agreement for capital expenditures related to the reconfiguration, and $10,000 for general business purposes after certain Shreveport Refinery operational performance parameters are met. The term loan agreement provides for additional contingent interest payments quarterly beginning June 30, 2005 in addition to monthly interest payments should certain minimum financial performance measurements not be achieved. The term loan agreement allows for prepayments; however, such prepayments are subject to additional fees. All of the assets of Calumet Shreveport, Fuels and Lubricants & Waxes are pledged as collateral to the term loan agreement. The Company is subject to certain financial covenants under this agreement, the most restrictive of which are related to earnings, liquidity, leverage and capital expenditures. The term loan includes a cross default provision whereby an event of default under the revolving loan agreement, discussed below, results in an event of default under the term loan agreement. The term loan is also subject to a subjective acceleration clause; however, the Company is not aware of any circumstances which would lead to an acceleration of repayment of borrowings under the term loan agreement.
       The revolving loan agreement with third-party lenders was entered into effective October 25, 2004 by Calumet Shreveport, Fuels and Lubricants & Waxes to fund working capital requirements related to the reconfiguration of the Shreveport Refinery. Calumet Lubricants Co., Limited Partnership is neither an obligor nor guarantor under the revolving loan agreement. The revolving loan agreement provides up to $125,000 in total borrowings. Borrowings under the revolving loan are limited generally by advance rates of percentages of eligible accounts receivable and inventory as defined in the revolving loan agreement. The maximum borrowing capacity at December 31, 2004 was $34,990, based on collateral levels and specified availability limitations. All of the assets of Calumet Shreveport, Fuels and Lubricants & Waxes are pledged as collateral to the revolving loan agreement. The Company is subject to certain financial covenants under this agreement, the most restrictive of which are related to earnings, liquidity, leverage and capital expenditures. The revolving loan agreement includes a cross default provision whereby an event of default under the term loan

CALUMET LUBRICANTS CO., LIMITED PARTNERSHIP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except operating, unit and per unit data)
agreement, discussed above, results in an event of default under the revolving loan agreement. Although borrowings under the revolving loan agreement are not due until December 31, 2008, all outstanding borrowings under the revolving loan agreement as of December 31, 2004 and September 30, 2005 are classified as current portion of long-term debt in the December 31, 2004 and September 30, 2005 balance sheets in accordance with Emerging Issues Task Force (EITF) 95-22, Balance Sheet Classification of Borrowings Outstanding under Revolving Credit Arrangements that include both a Subjective Acceleration Clause and a Lock-Box Arrangement. EITF 95-22 requires that borrowings under a revolving credit agreement containing a subjective acceleration clause and a requirement to maintain a lockbox arrangement with the creditor should be classified as a current liability. However, the Company is not aware of any circumstances which would lead to an acceleration of repayment of borrowings under the revolving loan agreement by the lenders before December 31, 2008.

7.	Derivatives
Crude Oil Call Option Contracts
       During 2003 and 2004, the Company entered into crude oil call option contracts with counterparties in which the Company acquires the right, but not the obligation, to purchase a specified portion of the Company’s anticipated crude oil purchases at the option strike price. These call option rights are acquired by the Company through the payment of option premiums to the counterparty. These agreements require the counterparty to pay the Company if the market price is greater than the option strike price stated in the contract. No payments are made between the Company and the counterparty if the market price is less than the option strike price stated in the contract as the option would expire unexercised by the Company. The payments are calculated based on the difference between the market price and the option strike price per barrel multiplied by the number of barrels stated in each contract. The Company received net payments from the counterparty of $15,106 during 2004 and made net payments of $71 to the counterparty during 2003. At December 31, 2004, the Company had crude oil call option contracts in place for 4,000 barrels per day through December 31, 2005 at an option strike price of $45.00 per barrel. At December 31, 2003, the Company had crude oil call option contracts in place for an average of 6,200 barrels per day until September 2004 at option strike prices ranging from $28.50 to $34.50 per barrel (an average of $32.09 per barrel). At December 31, 2002, the Company had crude oil call option contracts in place for an average of 11,500 barrels per day until September 2003 at option strike prices ranging from $28.00 to $38.60 per barrel (an average of $33.51 per barrel).
Crude Oil Collar Contracts
       The Company also entered into crude oil collar contracts in 2003 and 2004 with counterparties in which the Company either (i) purchased a crude oil call option contract from the counterparty while simultaneously selling a crude oil put option contract to the counterparty or (ii) purchased a crude oil call option contract from the counterparty while simultaneously selling both a crude oil put option with a lower strike price than the purchased crude oil call option contract and a crude oil call option with a higher strike price than the purchased crude oil call option contract. Generally, these crude oil collar contracts required no net premium to be paid by the Company to the counterparty as the premium for the purchased call option was offset by the proceeds of the sold call and/or put options, as applicable. These agreements require the counterparty to pay the Company if the market price is greater than the purchased call option strike price stated in the contract, the Company to pay the counterparty if the market price is less than the sold put option strike price stated in the contract, and the Company to pay the counterparty if the market price is greater than the sold call

CALUMET LUBRICANTS CO., LIMITED PARTNERSHIP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except operating, unit and per unit data)
option strike price. No payments are made between the Company and the counterparty if the market price is greater than or equal to the sold put option strike price but less than or equal to the purchased call option strike price stated in the contract as both options would expire unexercised by both the Company and the counterparty. The payments are calculated based on the difference between the market price and the call option or put option strike price per barrel, whichever is applicable, multiplied by the number of barrels stated in each contract. During 2004 and 2003, counterparties made net payments of $24,043 and $26, respectively, to the Company related to crude oil collar contracts. At December 31, 2004, the Company had crude oil collar contracts in place for 8,000 barrels per day until December 2005 with purchased call option strike prices ranging from $50.00 to $53.00 per barrel (an average of $50.99 per barrel), sold put option strike prices ranging from $35.75 to $41.50 per barrel (an average of $38.67 per barrel, and sold call option strike prices ranging from $59.75 to $61.00 per barrel (an average of $60.06 per barrel). At December 31, 2003, the Company had crude oil collar contracts in place for an average of 8,000 barrels per day until December 2004 with purchased call option strike prices ranging from $30.00 to $31.00 per barrel (an average of $30.50 per barrel) and sold put option strike prices ranging from $19.90 to $20.10 per barrel (an average of $20.00 per barrel).
Fuels Product Margin (Crack Spread) Swap Contracts
       Beginning in 2004, the Company began entering into fuels product margin (crack spread) swap contracts with counterparties to fix the margins of the difference between certain fuels product selling prices and crude oil materials costs, beginning in 2005. For purposes of the swap contracts, crack spread is defined as the difference between the sum of the selling prices of one barrel of gasoline and one barrel of diesel fuel less the price of two barrels of crude oil, with all component pricing based on standard market indices as defined in the contracts. These contracts require the counterparty to pay the Company if the market crack spread is less than the stated crack spread in the contract or the Company to pay the counterparty if the market crack spread is greater than the stated crack spread in the contract. The payments are calculated based on the difference between the market crack spread and the stated crack spread per barrel multiplied by the number of barrels stated in each contract. At December 31, 2004, the Company had contracts in place for an average of 6,800 barrels per day through December 2005 and 2,500 barrels per day through December 2006 at crack spreads ranging from $5.37 to $11.01 per barrel (an average of $6.91 per barrel).
Fuels Product Margin (Crack Spread) Collar Contracts
       In 2004, the Company began entering into fuels product margin (crack spread) collar contracts with counterparties whereby the Company purchased a crack spread put option while simultaneously selling a crack spread call option. For purposes of the collar contracts, crack spread is defined as the difference between the sum of the selling prices of one barrel of gasoline and one barrel of diesel fuel less the price of two barrels of crude oil, with all component pricing based on standard market indices as defined in the contracts. These crack spread collar contracts require no net premium to be paid by the Company to the counterparties as the premium for the purchased crack spread put option is offset by the premium for the sold crack spread call option. These contracts require the counterparty to pay the Company if the market crack spread is less than the put option strike price and the Company to pay the counterparty to if the market crack spread is greater than the call option strike price. No payments are made between the Company and the counterparty if the market crack spread is greater than or equal to the put option strike price but less than or equal to the call option strike price as both options would expire unexercised by both the Company and the counterparty. The payments are based on the difference between the market crack spread and the

CALUMET LUBRICANTS CO., LIMITED PARTNERSHIP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except operating, unit and per unit data)
put option or call option strike price per barrel, whichever is applicable, multiplied by the number of barrels stated in each contract. At December 31, 2004, the Company had crack spread collar contracts in place for an average of 6,500 barrels per day through December 2005 and 2,500 barrels per day through December 2006 with put option strike prices ranging from $4.37 to $6.14 per barrel (an average of $5.36 per barrel) and call option strike prices ranging from $6.37 to $10.14 per barrel (an average of $8.00 per barrel).
Other Contracts
       The Company entered into natural gas price swap contracts with counterparties which fix the price of a specified portion of the Company’s natural gas purchases. In addition, the Company also entered into certain other crude oil swaps contracts related to fixing a portion of the future pricing component of crude oil purchases.

8.	Fair Value of Financial Instruments
       Based upon borrowing rates available to the Company for debt with similar terms and the same remaining maturities, the fair value of long-term debt approximates carrying value at December 31, 2004 and 2003. In addition, based upon fees charged for similar agreements, the face values of outstanding standby letters of credit approximate their fair value at December 31, 2004 and 2003.

9.	Partnership Distributions
       Currently, it is the Company’s policy that distributions will be limited to the amount necessary to pay each partner’s federal income tax and any state income tax on the amount of partnership income. However, additional distributions to the partners may be made at the sole discretion of the general partner. During 2004, 2003 and 2002, there were no distributions to the partners.

10.	Employee Benefit Plan
       The Company participates in a defined contribution plan sponsored by one of the limited partners. All full-time employees who have completed at least one hour of service are eligible to participate in the plan. Participants are allowed to contribute 0% to 100% of their pre-tax earnings to the plan, subject to government imposed limitations. The Company matches 100% of each 1% contribution by the participant up to 3% and 50% of each additional 1% contribution up to 5% for a maximum contribution by the Company of 4% per participant. The Company’s matching contribution was $791, $742 and $910 in 2004, 2003 and 2002, respectively. The plan also includes a profit-sharing component. Contributions under the profit-sharing component are determined by the Board of Directors of the Company’s general partner and are discretionary. The Company’s profit sharing contribution was $426, $0 and $228 in 2004, 2003 and 2002, respectively.

11.	Transactions with Related Parties
       During 2004, 2003 and 2002, the Company had sales to related parties of $9, $29,037 and $33,157, respectively. Trade accounts and other receivables from related parties at December 31, 2004 and 2003 were $90 and $1,852, respectively. The Company also had purchases from related parties during 2004, 2003 and 2002 of $864, $687 and $882, respectively. Accounts payable to related parties at December 31, 2004 and 2003 were $1,517 and $1,081, respectively.

CALUMET LUBRICANTS CO., LIMITED PARTNERSHIP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except operating, unit and per unit data)
       Certain of the Company’s partners have loaned the Company funds under long-term notes, as discussed in Note 6. The interest expense associated with the affiliated borrowings was approximately $8,940, $9,493 and $7,151, in 2004, 2003 and 2002, respectively.
       A limited partner provides management, administrative, and accounting services to the Company for an annual fee. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning, and financing of the Company. Payments for the years ended December 31, 2004, 2003 and 2002 were $623, $604 and $606, respectively.
       The Company participates in a self-insurance program for medical benefits with a limited partner and several other related companies. In connection with this program, contributions are made to a voluntary employees’ benefit association (VEBA) trust. Contributions made by the Company to the VEBA in 2004, 2003 and 2002 totaled $2,784, $3,239 and $2,546, respectively.
       The Company participates in a self-insurance program for workers’ compensation with a limited partner and several related companies. In connection with this program, contributions are made to the limited partner. Contributions made by the Company to the limited partner in 2004, 2003 and 2002 totaled $327, $230 and $179, respectively.

12.	Segments and Related Information

a.	Segment Reporting
       Under the provisions of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, the Company has two reportable segments: Specialty Products and Fuel Products. The Specialty Products segment produces a variety of lubricating oils, solvents and waxes. These products are sold to customers who purchase these products primarily as raw material components for basic automotive, industrial and consumer goods. The Fuels segment refines a variety of fuel and fuel-related products including regular gasoline, diesel and jet fuel.
       The accounting policies of the segments are the same as those described in the summary of significant accounting policies except that the Company evaluates segment performance based on

CALUMET LUBRICANTS CO., LIMITED PARTNERSHIP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except operating, unit and per unit data)
income from operations. The Company accounts for intersegment sales and transfers at cost plus a specified mark-up. Reportable segment information is as follows (in thousands):

Year Ended	Specialty	Fuel	Combined		Consolidated
December 31, 2002	Products	Products	Segments	Eliminations	Total

Net sales
External customers	$316,350	$—	$316,350	$—	$316,350
Intersegment sales	—	—	—	—	—

Total net sales	$316,350	$—	$316,350	$—	$316,350

Depreciation and amortization	5,876	—	5,876	—	5,876
Income (loss) from operations	9,128	—	9,128	—	9,128
Reconciling items to net income:
Equity in (loss) income of unconsolidated affiliates					2,442
Interest expense					(7,435)
Gain (loss) on derivative instruments					1,058
Other					88

Net income					5,281

Capital expenditures	$10,164	$—	$10,164	$—	$10,164
Assets	$217,915	$—	$217,915	$—	$217,915

CALUMET LUBRICANTS CO., LIMITED PARTNERSHIP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except operating, unit and per unit data)

Year Ended	Specialty	Fuel	Combined		Consolidated
December 31, 2003	Products	Products	Segments	Eliminations	Total

Net sales
External customers	$430,381	$—	$430,381	$—	$430,381
Intersegment sales	—	—	—	—	—

Total net sales	$430,381	$—	$430,381	$—	$430,381

Depreciation and amortization	6,769	—	6,769	—	6,769
Income (loss) from operations	(3,098)	—	(3,098)	—	(3,098)
Reconciling items to net income:
Equity in (loss) income of unconsolidated affiliates					867
Interest expense					(9,493)
Gain (loss) on derivative instruments					6,267
Other					32

Net income					(5,425)

Capital expenditures	$12,163	$—	$12,163	$—	$12,163
Assets	$216,941	$—	$216,941	$—	$216,941

CALUMET LUBRICANTS CO., LIMITED PARTNERSHIP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except operating, unit and per unit data)

Year Ended	Specialty	Fuel	Combined		Consolidated
December 31, 2004	Products	Products	Segments	Eliminations	Total

Net sales
External customers	$530,009	$9,607	$539,616	$—	$539,616
Intersegment sales	15,651	—	15,651	(15,651)	—

Total net sales	$545,660	$9,607	$555,267	$(15,651)	$539,616

Depreciation and amortization	6,927	—	6,927	—	6,927
Income (loss) from operations	(9,406)	(2,783)	(12,189)	—	(12,189)
Reconciling items to net income:
Equity in (loss) income of unconsolidated affiliates					(427)
Interest expense					(9,869)
Gain (loss) on derivative instruments					31,372
Other					83

Net income					8,970

Capital expenditures	$43,033	$—	$43,033	$—	$43,033
Assets	$315,336	$69,400	$384,736	$(66,530)	$318,206

CALUMET LUBRICANTS CO., LIMITED PARTNERSHIP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except operating, unit and per unit data)

Nine Months Ended	Specialty	Fuel	Combined		Consolidated
September 30, 2004	Products	Products	Segments	Eliminations	Total

(Unaudited)
Net sales
External customers	$393,036	$—	$393,036	$—	$393,036
Intersegment sales	—	—	—	—	—

Total net sales	$393,036	$—	$393,036	$—	$393,036

Depreciation and amortization	5,097	—	5,097	—	5,097
Income (loss) from operations	(6,697)	—	(6,697)	—	(6,697)
Reconciling items to net income:
Equity in (loss) income of unconsolidated affiliates					(427)
Interest expense					(6,617)
Gain (loss) on derivative instruments					32,432
Other					75

Net income					18,766

Capital expenditures	$4,775	$—	$4,775	$—	$4,775
Assets	$247,864	$—	$247,864	$—	$247,864

Nine Months Ended	Specialty	Fuel	Combined		Consolidated
September 30, 2005	Products	Products	Segments	Eliminations	Total

(Unaudited)
Net sales
External customers	$499,094	$395,887	$894,981	$—	$894,981
Intersegment sales	382,250	8,499	390,749	(390,749)	—

Total net sales	$881,344	$404,386	$1,285,730	$(390,749)	$894,981

Depreciation and amortization	7,414	—	7,414	—	7,414
Income (loss) from operations	2,836	42,215	45,051	—	45,051
Reconciling items to net income:
Interest expense					(16,771)
Gain (loss) on derivative instruments					(49,224)
Other					127

Net income					(20,817)

Capital expenditures	$9,575	$—	$9,575	$—	$9,575
Assets	$449,162	$295,516	$744,678	$(299,782)	$444,896

CALUMET LUBRICANTS CO., LIMITED PARTNERSHIP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except operating, unit and per unit data)

Three Months Ended	Specialty	Fuel	Combined		Consolidated
September 30, 2004	Products	Products	Segments	Eliminations	Total

(Unaudited)
Net sales
External customers	$140,464	$—	$140,464	$—	$140,464
Intersegment sales	—	—	—	—	—

Total net sales	$140,464	$—	$140,464	$—	$140,464

Depreciation and amortization	1,545	—	1,545	—	1,545
Income (loss) from operations	(3,224)	—	(3,224)	—	(3,224)
Reconciling items to net income:
Equity in (loss) income of unconsolidated affiliates					(427)
Interest expense					(2,168)
Gain (loss) on derivative instruments					13,906
Other					405

Net income					8,491

Capital expenditures	$2,236	$—	$2,236	$—	$2,236
Assets	$274,864	$—	$274,864	$—	$274,864

Three Months Ended	Specialty	Fuel	Combined		Consolidated
September 30, 2005	Products	Products	Segments	Eliminations	Total

(Unaudited)
Net sales
External customers	$189,779	$174,091	$363,870	$—	$363,870
Intersegment sales	153,764	4,941	158,705	(158,705)	—

Total net sales	$343,543	$179,032	$522,575	$(158,705)	$363,870

Depreciation and amortization	2,506	—	2,506	—	2,506
Income (loss) from operations	(4,280)	25,047	20,767	—	20,767
Reconciling items to net income:
Interest expense					(6,816)
Gain (loss) on derivative instruments					(53,390)
Other					33

Net income					(39,406)

Capital expenditures	$1,243	$—	$1,243	$—	$1,243
Assets	$449,162	$295,516	$744,678	$(299,782)	$444,896

CALUMET LUBRICANTS CO., LIMITED PARTNERSHIP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except operating, unit and per unit data)

b.	Geographic Information
       International sales accounted for less than 10% in the three and nine months ended September 30, 2005 and 2004 as well as in the three years ended December 31, 2004, 2003 and 2002.

c.	Product Information
       The Company offers products primarily in four general categories consisting of fuels, lubricants, waxes and solvents. Other includes asphalt and other by-products. The following table sets forth the major product category sales (dollars in thousands):

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2002	2003	2004

Fuels	$41,629	$83,564	$82,288
Lubricants	156,468	205,871	251,880
Waxes	34,229	32,276	39,526
Solvents	71,291	87,599	114,694
Other	12,733	21,071	51,228

Total Sales	$316,350	$430,381	$539,616

	Three Months Ended	Three Months Ended
	September 30, 2004	September 30, 2005

	(unaudited)	(unaudited)
Fuels	$20,068	$183,776
Lubricants	63,897	102,638
Waxes	9,811	12,161
Solvents	29,808	41,467
Other	16,880	23,828

Total Sales	$140,464	$363,870

	Nine Months Ended	Nine Months Ended
	September 30, 2004	September 30, 2005

	(unaudited)	(unaudited)
Fuels	$56,857	$423,096
Lubricants	182,905	270,173
Waxes	28,527	31,758
Solvents	84,369	103,962
Other	40,379	65,992

Total Sales	$393,036	$894,981

d.	Major Customers
       No customer represented 10% or greater of consolidated net sales in the three and nine months ended September 30, 2005 and 2004 as well as in the three years ended December 31, 2004, 2003 and 2002.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Management Committee of
Bareco Products
       We have audited the accompanying consolidated statements of operations, changes in partners’ equity, and cash flows of Bareco Products for the year ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
       We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
       In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Bareco Products for the year ended December 31, 2002, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Indianapolis, Indiana
September 27, 2005

BARECO PRODUCTS
CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31,

	2003	2004

	(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$1,667	$—
Accounts receivable	7,466	—

	9,133	—

Inventories	2,032	—
Prepaid expenses	34	—

Total current assets	11,199	—
Property, plant and equipment, net	181	—
Other noncurrent assets	75	—

Total assets	$11,455	$—

Liabilities and partners’ equity
Current liabilities:
Accounts payable:
Trade	571	$—
Related parties	1,958	—
Accrued severance	268	—
Lease termination accrual	364	—
Other accrued expenses	500	—

Total current liabilities	3,661	—

Total partners’ equity	7,794	—

Total liabilities and partners’ equity	$11,455	$—

See accompanying notes to consolidated financial statements.

BARECO PRODUCTS
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands)

	Year Ended December 31,

	2002	2003	2004

		(Unaudited)	(Unaudited)
Sales	$55,830	$53,665	$—
Cost of sales	47,407	47,359	202

Gross profit (loss)	8,423	6,306	(202)

Operating costs and expenses:
Selling, general and administrative	3,314	3,984	651
Other income (expense):
Interest income	17	6	—
Interest expense	(110)	(76)	—

Total other income (expense)	(93)	(70)	—

Net income (loss)	$5,016	$2,252	$(853)

See accompanying notes to consolidated financial statements.

BARECO PRODUCTS
CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ EQUITY
(in thousands)

Partners’
Equity

Balance at January 1, 2002	$7,876
Net income	5,016
Partner distributions	(5,850)

Balance at December 31, 2002	7,042

(Unaudited)
Net income	2,252
Partner distributions	(1,500)

Balance at December 31, 2003	7,794

(Unaudited)
Net loss	(853)
Partner distributions	(6,941)

Balance at December 31, 2004	$—

See accompanying notes to consolidated financial statements.

BARECO PRODUCTS
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31

	2002	2003	2004

		(Unaudited)	(Unaudited)
Operating activities
Net income (loss)	$5,016	$2,252	$(853)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	80	118	18
Loss on disposal of property and equipment	13	496	18
Accrued severance	—	268	(268)
Lease termination accrual	—	364	(364)
Changes in assets and liabilities:
Accounts receivable	4,406	(685)	7,466
Inventories	(416)	251	2,032
Prepaid expenses	(2)	(4)	34
Other noncurrent assets	11	10	75
Accounts payable	(3,020)	153	(2,529)
Other accrued expenses	(158)	(348)	(500)

Net cash provided by operating activities	5,930	2,875	5,129

Investing activities
Purchase of property, plant and equipment	(67)	(11)	—
Proceeds from sales of assets	10	—	145

Net cash (used in) provided by investing activities	(57)	(11)	145
Financing activities
Proceeds on borrowings	41	—	—
Payments on borrowings	(310)	(303)	—
Partner distributions	(5,850)	(1,500)	(6,941)

Net cash used in financing activities	(6,119)	(1,803)	(6,941)

Net (decrease) increase in cash	(246)	1,061	(1,667)
Cash at beginning of year	852	606	1,667

Cash at end of year	$606	$1,667	$—

Supplemental disclosure of cash flow information
Interest paid	$110	$76	$—

See accompanying notes to consolidated financial statements.

BARECO PRODUCTS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)

1.	Description of the Business
       Bareco Products (Bareco or the Company) is a South Carolina general partnership. Bareco is 50% owned by Calumet Lubricants Co., Limited Partnership (Calumet), an Indiana limited partnership, and 50% owned by Petrolite Wax Partner Company (Petrolite), a Delaware corporation, (collectively, the Partners). Bareco markets finished wax products with a principal office in South Carolina.
       During December 2003, the Partners entered into an agreement to dissolve Bareco in order for Calumet and Petrolite to each pursue their own wax marketing interests. Per the terms of the agreement, all significant business activities undertaken by Bareco ended as of December 31, 2003. The affairs of Bareco were wound down during 2004.

2.	Summary of Significant Accounting Policies
Consolidation
       The consolidated financial statements include the accounts of Bareco and its wholly-owned subsidiary Bareco International Sales Corporation. All intercompany transactions and accounts have been eliminated. Hereafter, the consolidated companies are referred to as the Company.
Use of Estimates
       The Company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Cash and Cash Equivalents
       Cash equivalents include all highly liquid investments with a maturity of three months or less at the time of purchase.
Inventories
       The cost of inventories is determined using the first-in, first-out (FIFO) method. Inventories are valued at the lower of cost or market value and consist solely of finished goods.
Accounts Receivable
       The Company performs periodic credit evaluations of customers’ financial condition and generally does not require collateral. Receivables are generally due within 30 days. The Company maintains an allowance for doubtful accounts for estimated losses in the collection of accounts receivable. The Company makes estimates regarding the future ability of its customers to make

BARECO PRODUCTS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
required payments based on historical credit experience and expected future trends. The activity in the allowance for doubtful accounts was as follows:

	December 31,	December 31,	December 31,
	2002	2003	2004

		(Unaudited)	(Unaudited)
Beginning Balance	$167	$78	$—
Provision	61	241	—
Write-offs, net	(150)	(319)	—

Ending Balance	$78	$—	$—

Property, Plant and Equipment
       Property, plant and equipment are stated on the basis of cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.
       Property, plant and equipment, including depreciable lives, consists of the following:

	December 31,	December 31,
	2003	2004

	(Unaudited)	(Unaudited)
Machinery and equipment (2 to 20 years)	$849	$—
Less accumulated depreciation	(668)	—

	$181	$—

       Depreciation expense was $18, $118 and $80 for the years ended December 31, 2004, 2003 and 2002, respectively.
Revenue Recognition
       The Company recognizes revenue when the finished goods have been shipped and title has passed to the customer. In accordance with EITF 00-10: Accounting for Shipping and Handling Fees and Costs, the Company reflects freight costs associated with shipping its products to customers as a component of cost of goods sold.
Income Taxes
       The Company, as a partnership, is not liable for income taxes. Income taxes are the responsibility of the Partners, with earnings of the Company included in Partners’ earnings. There were no taxes paid for the subsidiary in 2004, 2003 and 2002 as the subsidiary was inactive.

3.	Dissolution of Bareco
       During December 2003, the Partners entered into an agreement to dissolve Bareco in order for Calumet and Petrolite to each pursue their own wax marketing interests.
       In connection with the dissolution of the Company, a $268 charge was recorded for the cost of employee severance and a $364 charge was recorded for the impairment of operating leases in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 146, Accounting for Costs Associated with Exit or Disposal Activities. The $268 for employee severance costs was paid in 2004. Additionally, a $961 charge was recorded for the impairment of property,

BARECO PRODUCTS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
plant and equipment related to the dissolution of the Company in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

4.	Partnership Distributions
       It is the Company’s policy that cash available for distribution shall be estimated from time to time, but not less often than as of the end of any calendar quarter, with payment in an equal amount to the Partners. Distributions were made in the amounts of $6,941, $1,500 and $5,850 for the years ended December 31, 2004, 2003 and 2002, respectively.

5.	Transactions with Related Parties
       During 2004, 2003 and 2002, the Company had purchases from related parties of $0, $31,962 and $35,864, respectively. Accounts payable to related parties at December 31, 2004 and 2003 were $0 and $1,958, respectively.
       Calumet loaned the Company funds under long-term notes. The interest expense associated with the affiliated borrowings was approximately $0, $76 and $110 in 2004, 2003 and 2002, respectively. In accordance with the dissolution agreement, Calumet forgave the note payable of $465 from the Company.

6.	Significant Relationships
       No unaffiliated customer represents 10% or greater of consolidated net sales for the years ended December 31, 2004 and 2003. One unaffiliated customer represents approximately 11% of consolidated net sales for the year ended December 31, 2002.

7.	Commitments and Contingencies
Leases
       The Company has various operating leases for use of an office, office machines and warehouse space. Rent expense was $0, $196 and $292 for the years ended December 31, 2004, 2003 and 2002, respectively.
       As of December 31, 2004, all operating leases had expired or were terminated in 2004.
Contingencies
       From time to time, the Company is a party to certain claims and litigation incidental to its business. Management is of the opinion that the ultimate resolution of any known claims, either individually or in the aggregate, will not have a material adverse impact on the Company’s financial position or results of operations. As of December 31, 2004, there were no outstanding claims or litigation.

Report of Independent Registered Public Accounting Firm
To the Partners of
Calumet Specialty Products Partners, L.P.
       We have audited the accompanying balance sheet of Calumet Specialty Products Partners, L.P. as of September 29, 2005. This financial statement is the responsibility of the Partnership’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
       We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Partnership’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
       In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Calumet Specialty Products Partners, L.P. at September 29, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Indianapolis, Indiana
October 1, 2005.

CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.
BALANCE SHEET
September 29, 2005

Assets
Cash	$1,000

Total assets	$1,000

Partners’ Equity
Limited partners’ equity	$980
General partner’s equity	20

Total partners’ equity	$1,000

See accompanying note to the balance sheet.

CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.
NOTE TO BALANCE SHEET

1.	Nature of Operations
       Calumet Specialty Products Partners, L.P. (“Partnership”) is a Delaware limited partnership formed on September 27, 2005, to acquire a 100% undivided ownership interest in Calumet Lubricants Co., Limited Partnership. In order to simplify Partnership’s obligations under the laws of selected jurisdictions in which Partnership will conduct business, Partnership’s activities will be conducted through wholly owned operating subsidiaries.
       Partnership intends to offer 6,400,000 common units representing limited partner interests to the public, pursuant to a public offering. It will concurrently issue to Fred Fehsenfeld, Jr., F. William Grube, Calumet, Incorporated, The Heritage Group and certain affiliated trusts 5,706,000 common units and 13,066,000 subordinated units, representing additional limited partner interests, and a 2% general partner interest and incentive distribution rights in exchange for the contribution of 100% of the ownership interests in Calumet Lubricants Co., Limited Partnership.
       Calumet GP, LLC, as the general partner of the Partnership, contributed $20 and The Heritage Group, Calumet Incorporated, F. William Grube, Fred Fehsenfeld, Jr. and trusts for the benefit of the Fehsenfeld family, as the organizational limited partners, contributed an aggregate of $980 to Partnership on September 29, 2005. There have been no other transactions involving Partnership as of September 29, 2005.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Owners of
Calumet GP, LLC
       We have audited the accompanying balance sheet of Calumet GP, LLC as of September 29, 2005. This financial statement is the responsibility of Calumet GP, LLC’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
       We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of Calumet GP, LLC’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Calumet GP, LLC’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
       In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Calumet GP, LLC at September 29, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Indianapolis, Indiana
October 1, 2005

CALUMET GP, LLC
BALANCE SHEET
September 29, 2005

Assets
Cash	$980
Investment in Calumet Specialty Products Partners, L.P.	20

Total assets	$1,000

Owners’ Equity
Owners’ Equity	$1,000

Total owners’ equity	$1,000

See accompanying note to the balance sheet.

CALUMET GP, LLC
NOTE TO BALANCE SHEET

1.	Nature of Operations
       Calumet GP, LLC (“General Partner”) is a Delaware limited liability company formed on September 27, 2005 to become the general partner of Calumet Specialty Products Partners, L.P. (“Partnership”). General Partner is owned by The Heritage Group, Fred Fehsenfeld, Jr. and F. William Grube. General Partner owns a 2% general partner interest in Partnership.
       On September 29, 2005, the owners contributed $1,000 to Calumet GP, LLC in exchange for a 100% ownership interest.
       General Partner has invested $20 in Partnership. There have been no other transactions involving General Partner as of September 29, 2005.

APPENDIX A
FIRST AMENDED AND RESTATED
AGREEMENT OF LIMITED PARTNERSHIP
OF
CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.

ARTICLE I
DEFINITIONS

A-i

A-ii

A-iii

A-iv

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED
PARTNERSHIP OF CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.
       THIS FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF CALUMET SPECIALTY PRODUCTS PARTNERS, L.P., dated as of                     , 2006, is entered into by and between Calumet GP LLC, a Delaware limited liability company, as the General Partner, and                     ,                     and                     , as the Organizational Limited Partners, together with any other Persons who become Partners in the Partnership or parties hereto as provided herein. In consideration of the covenants, conditions and agreements contained herein, the parties hereto hereby agree as follows:
ARTICLE I
DEFINITIONS
Section 1.1     Definitions.
       The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.
       “Accretion Test” has the meaning assigned to such term in Section 5.7(g).
       “Acquisition” means any transaction in which any Group Member acquires (through an asset acquisition, merger, stock acquisition or other form of investment) control over all or a portion of the assets, properties or business of another Person for the purpose of increasing the operating capacity or revenues of the Partnership Group from the operating capacity or revenues of the Partnership Group existing immediately prior to such transaction.
       “Additional Book Basis” means the portion of any remaining Carrying Value of an Adjusted Property that is attributable to positive adjustments made to such Carrying Value as a result of Book-Up Events. For purposes of determining the extent that Carrying Value constitutes Additional Book Basis:

(a) Any negative adjustment made to the Carrying Value of an Adjusted Property as a result of either a Book-Down Event or a Book-Up Event shall first be deemed to offset or decrease that portion of the Carrying Value of such Adjusted Property that is attributable to any prior positive adjustments made thereto pursuant to a Book-Up Event or Book-Down Event.

(b) If Carrying Value that constitutes Additional Book Basis is reduced as a result of a Book-Down Event and the Carrying Value of other property is increased as a result of such Book-Down Event, an allocable portion of any such increase in Carrying Value shall be treated as Additional Book Basis; provided, that the amount treated as Additional Book Basis pursuant hereto as a result of such Book-Down Event shall not exceed the amount by which the Aggregate Remaining Net Positive Adjustments after such Book-Down Event exceeds the remaining Additional Book Basis attributable to all of the Partnership’s Adjusted Property after such Book-Down Event (determined without regard to the application of this clause (b) to such Book-Down Event).
       “Additional Book Basis Derivative Items” means any Book Basis Derivative Items that are computed with reference to Additional Book Basis. To the extent that the Additional Book Basis attributable to all of the Partnership’s Adjusted Property as of the beginning of any taxable period exceeds the Aggregate Remaining Net Positive Adjustments as of the beginning of such period (the “Excess Additional Book Basis”), the Additional Book Basis Derivative Items for such period shall be reduced by the amount that bears the same ratio to the amount of Additional Book Basis Derivative Items determined without regard to this sentence as the Excess Additional Book Basis bears to the Additional Book Basis as of the beginning of such period.

       “Additional Limited Partner” means a Person admitted to the Partnership as a Limited Partner pursuant to Section 10.4 and who is shown as such on the books and records of the Partnership.
       “Adjusted Capital Account” means the Capital Account maintained for each Partner as of the end of each fiscal year of the Partnership, (a) increased by any amounts that such Partner is obligated to restore under the standards set by Treasury Regulation Section 1.704-1(b)(2)(ii)(c) (or is deemed obligated to restore under Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5)) and (b) decreased by (i) the amount of all losses and deductions that, as of the end of such fiscal year, are reasonably expected to be allocated to such Partner in subsequent years under Sections 704(e)(2) and 706(d) of the Code and Treasury Regulation Section 1.751-1(b)(2)(ii), and (ii) the amount of all distributions that, as of the end of such fiscal year, are reasonably expected to be made to such Partner in subsequent years in accordance with the terms of this Agreement or otherwise to the extent they exceed offsetting increases to such Partner’s Capital Account that are reasonably expected to occur during (or prior to) the year in which such distributions are reasonably expected to be made (other than increases as a result of a minimum gain chargeback pursuant to Section 6.1(d)(i) or 6.1(d)(ii)). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith. The “Adjusted Capital Account” of a Partner in respect of a General Partner Unit, a Common Unit, a Subordinated Unit or an Incentive Distribution Right or any other Partnership Interest shall be the amount that such Adjusted Capital Account would be if such General Partner Unit, Common Unit, Subordinated Unit, Incentive Distribution Right or other Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such General Partner Unit, Common Unit, Subordinated Unit, Incentive Distribution Right or other Partnership Interest was first issued.
       “Adjusted Operating Surplus” means, with respect to any period, Operating Surplus generated with respect to such period (a) less (i) any net increase in Working Capital Borrowings with respect to such period and (ii) any net decrease in cash reserves for Operating Expenditures with respect to such period not relating to an Operating Expenditure made with respect to such period, and (b) plus (i) any net decrease in Working Capital Borrowings with respect to such period, and (ii) any net increase in cash reserves for Operating Expenditures with respect to such period required by any debt instrument for the repayment of principal, interest or premium. Adjusted Operating Surplus does not include that portion of Operating Surplus included in clauses (a)(i) and (a)(ii) of the definition of Operating Surplus.
       “Adjusted Property” means any property the Carrying Value of which has been adjusted pursuant to Section 5.5(d)(i) or 5.5(d)(ii).
       “Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question. As used herein, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.
       “Aggregate Remaining Net Positive Adjustments” means, as of the end of any taxable period, the sum of the Remaining Net Positive Adjustments of all the Partners.
       “Agreed Allocation” means any allocation, other than a Required Allocation, of an item of income, gain, loss or deduction pursuant to the provisions of Section 6.1, including a Curative Allocation (if appropriate to the context in which the term “Agreed Allocation” is used).
       “Agreed Value” of any Contributed Property means the fair market value of such property or other consideration at the time of contribution as determined by the General Partner. The General Partner shall use such method as it determines to be appropriate to allocate the aggregate Agreed Value of Contributed Properties contributed to the Partnership in a single or integrated transaction among each separate property on a basis proportional to the fair market value of each Contributed Property.
       “Agreement” means this First Amended and Restated Agreement of Limited Partnership of Calumet Specialty Products Partners, L.P., as it may be amended, supplemented or restated from time to time.
       “Assignee” means a Non-citizen Assignee or a Person to whom one or more Limited Partner Interests have been transferred in a manner permitted under this Agreement and who has executed and delivered a Transfer Application as required by this Agreement, but who has not been admitted as a Substituted Limited Partner.
       “Associate” means, when used to indicate a relationship with any Person, (a) any corporation or organization of which such Person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest; (b) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity; and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same principal residence as such Person.
       “Available Cash” means, with respect to any Quarter ending prior to the Liquidation Date:

(a) the sum of (i) all cash and cash equivalents of the Partnership Group on hand at the end of such Quarter, and (ii) all additional cash and cash equivalents of the Partnership Group on hand on the date of determination of Available Cash with respect to such Quarter resulting from Working Capital Borrowings made subsequent to the end of such Quarter, less

(b) the amount of any cash reserves established by the General Partner to (i) provide for the proper conduct of the business of the Partnership Group (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership Group) subsequent to such Quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Group Member is a party or by which it is bound or its assets are subject or (iii) provide funds for distributions under Section 6.4 or 6.5 in respect of any one or more of the next four Quarters; provided, however, that the General Partner may not establish cash reserves pursuant to (iii) above if the effect of such reserves would be that the Partnership is unable to distribute the Minimum Quarterly Distribution on all Common Units, plus any Cumulative Common Unit Arrearage on all Common Units, with respect to such Quarter; and, provided further, that disbursements made by a Group Member or cash reserves established, increased or reduced after the end of such Quarter but on or before the date of determination of Available Cash with respect to such Quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within such Quarter if the General Partner so determines.
       Notwithstanding the foregoing, “Available Cash” with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.
       “Board of Directors” means, with respect to the Board of Directors of the General Partner, its board of directors or managers, as applicable, if a corporation or limited liability company, or if a limited partnership, the board of directors or board of managers of the general partner of the General Partner.
       “Book Basis Derivative Items” means any item of income, deduction, gain or loss included in the determination of Net Income or Net Loss that is computed with reference to the Carrying Value of an Adjusted Property (e.g., depreciation, depletion, or gain or loss with respect to an Adjusted Property).
       “Book-Down Event” means an event that triggers a negative adjustment to the Capital Accounts of the Partners pursuant to Section 5.5(d).

       “Book-Tax Disparity” means with respect to any item of Contributed Property or Adjusted Property, as of the date of any determination, the difference between the Carrying Value of such Contributed Property or Adjusted Property and the adjusted basis thereof for federal income tax purposes as of such date. A Partner’s share of the Partnership’s Book-Tax Disparities in all of its Contributed Property and Adjusted Property will be reflected by the difference between such Partner’s Capital Account balance as maintained pursuant to Section 5.5 and the hypothetical balance of such Partner’s Capital Account computed as if it had been maintained strictly in accordance with federal income tax accounting principles.
       “Book-Up Event” means an event that triggers a positive adjustment to the Capital Accounts of the Partners pursuant to Section 5.5(d).
       “Business Day” means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the State of Indiana shall not be regarded as a Business Day.
       “Capital Account” means the capital account maintained for a Partner pursuant to Section 5.5. The “Capital Account” of a Partner in respect of a General Partner Unit, a Common Unit, a Subordinated Unit, an Incentive Distribution Right or any other Partnership Interest shall be the amount that such Capital Account would be if such General Partner Unit, Common Unit, Subordinated Unit, Incentive Distribution Right or other Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such General Partner Unit, Common Unit, Subordinated Unit, Incentive Distribution Right or other Partnership Interest was first issued.
       “Capital Contribution” means any cash, cash equivalents or the Net Agreed Value of Contributed Property that a Partner contributes to the Partnership.
       “Capital Improvement” means any (a) addition or improvement to the capital assets owned by any Group Member or (b) acquisition of existing, or the construction of new, capital assets (including refineries, pipelines, terminals, docks, truck racks, tankage and other refining, storage and distribution facilities and related assets), in each case if such addition, improvement, acquisition or construction is made to increase the operating capacity or revenues of the Partnership Group from the operating capacity or revenues of the Partnership Group existing immediately prior to such addition, improvement, acquisition or construction.
       “Capital Surplus” has the meaning assigned to such term in Section 6.3(a).
       “Carrying Value” means (a) with respect to a Contributed Property, the Agreed Value of such property reduced (but not below zero) by all depreciation, amortization and cost recovery deductions charged to the Partners’ and Assignees’ Capital Accounts in respect of such Contributed Property, and (b) with respect to any other Partnership property, the adjusted basis of such property for federal income tax purposes, all as of the time of determination. The Carrying Value of any property shall be adjusted from time to time in accordance with Sections 5.5(d)(i) and 5.5(d)(ii) and to reflect changes, additions or other adjustments to the Carrying Value for dispositions and acquisitions of Partnership properties, as deemed appropriate by the General Partner.
       “Cause” means a court of competent jurisdiction has entered a final, non-appealable judgment finding the General Partner liable for actual fraud or willful misconduct in its capacity as a general partner of the Partnership.
       “Certificate” means (a) a certificate (i) substantially in the form of Exhibit A to this Agreement, (ii) issued in global form in accordance with the rules and regulations of the Depositary or (iii) in such other form as may be adopted by the General Partner, issued by the Partnership evidencing ownership of one or more Common Units or (b) a certificate, in such form as may be adopted by the General Partner, issued by the Partnership evidencing ownership of one or more other Partnership Securities.

       “Certificate of Limited Partnership” means the Certificate of Limited Partnership of the Partnership filed with the Secretary of State of the State of Delaware as referenced in Section 7.2, as such Certificate of Limited Partnership may be amended, supplemented or restated from time to time.
       “Citizenship Certification” means a properly completed certificate in such form as may be specified by the General Partner by which an Assignee or a Limited Partner certifies that he (and if he is a nominee holding for the account of another Person, that to the best of his knowledge such other Person) is an Eligible Citizen.
       “claim” (as used in Section 7.12(d)) has the meaning assigned to such term in Section 7.12(d).
       “Closing Date” means the first date on which Common Units are sold by the Partnership to the Underwriters pursuant to the provisions of the Underwriting Agreement.
       “Closing Price” has the meaning assigned to such term in Section 15.1(a).
       “Code” means the Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of any successor law.
       “Combined Interest” has the meaning assigned to such term in Section 11.3(a).
       “Commenced Commercial Service” and “Commencement of Commercial Service” shall mean the date a Capital Improvement is first put into service following completion of construction and testing.
       “Commission” means the United States Securities and Exchange Commission.
       “Common Unit” means a Unit representing a fractional part of the Partnership Interests of all Limited Partners and Assignees, and having the rights and obligations specified with respect to Common Units in this Agreement. The term “Common Unit” does not include a Subordinated Unit prior to its conversion into a Common Unit pursuant to the terms hereof.
       “Common Unit Arrearage” means, with respect to any Common Unit, whenever issued, as to any Quarter within the Subordination Period, the excess, if any, of (a) the Minimum Quarterly Distribution with respect to a Common Unit in respect of such Quarter over (b) the sum of all Available Cash distributed with respect to a Common Unit in respect of such Quarter pursuant to Section 6.4(a)(i).
       “Conflicts Committee” means a committee of the Board of Directors of the General Partner composed entirely of two or more directors who are not (a) security holders, officers or employees of the General Partner, (b) officers, directors or employees of any Affiliate of the General Partner or (c) holders of any ownership interest in the Partnership Group other than Common Units and who also meet the independence standards required of directors who serve on an audit committee of a board of directors established by the Securities Exchange Act and the rules and regulations of the Commission thereunder and by the National Securities Exchange on which the Common Units are listed or admitted to trading.
       “Contributed Property” means each property or other asset, in such form as may be permitted by the Delaware Act, but excluding cash, contributed to the Partnership. Once the Carrying Value of a Contributed Property is adjusted pursuant to Section 5.5(d), such property shall no longer constitute a Contributed Property, but shall be deemed an Adjusted Property.
       “Contribution Agreement” means that certain Contribution and Conveyance Agreement, dated as of the Closing Date, among the General Partner, the Partnership, the Operating Company and certain other parties, together with the additional conveyance documents and instruments contemplated or referenced thereunder, as such may be amended, supplemented or restated from time to time.

       “Cumulative Common Unit Arrearage” means, with respect to any Common Unit, whenever issued, and as of the end of any Quarter, the excess, if any, of (a) the sum resulting from adding together the Common Unit Arrearage as to an Initial Common Unit for each of the Quarters within the Subordination Period ending on or before the last day of such Quarter over (b) the sum of any distributions theretofore made pursuant to Section 6.4(a)(ii) and the second sentence of Section 6.5 with respect to an Initial Common Unit (including any distributions to be made in respect of the last of such Quarters).
       “Curative Allocation” means any allocation of an item of income, gain, deduction, loss or credit pursuant to the provisions of Section 6.1(d)(xi).
       “Current Market Price” has the meaning assigned to such term in Section 15.1(a).
       “Delaware Act” means the Delaware Revised Uniform Limited Partnership Act, 6 Del C. Section 17-101, et seq., as amended, supplemented or restated from time to time, and any successor to such statute.
       “Departing General Partner” means a former General Partner from and after the effective date of any withdrawal or removal of such former General Partner pursuant to Section 11.1 or 11.2.
       “Depositary” means, with respect to any Units issued in global form, The Depository Trust Company and its successors and permitted assigns.
       “Economic Risk of Loss” has the meaning set forth in Treasury Regulation Section 1.752-2(a).
       “Eligible Citizen” means a Person qualified to own interests in real property in jurisdictions in which any Group Member does business or proposes to do business from time to time, and whose status as a Limited Partner or Assignee does not or would not subject such Group Member to a significant risk of cancellation or forfeiture of any of its properties or any interest therein.
       “Estimated Incremental Quarterly Tax Amount” has the meaning assigned to such term in Section 6.9.
       “Event of Withdrawal” has the meaning assigned to such term in Section 11.1(a).
       “Final Subordinated Units” has the meaning assigned to such term in Section 6.1(d)(x).
       “First Liquidation Target Amount” has the meaning assigned to such term in Section 6.1(c)(i)(D).
       “First Target Distribution” means $0.495 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on March 31, 2006, it means the product of $0.495 multiplied by a fraction of which the numerator is the number of days in such period, and of which the denominator is 90), subject to adjustment in accordance with Sections 6.6 and 6.9.
       “Fully Diluted Basis” means, when calculating the number of Outstanding Units for any period, a basis that includes, in addition to the Outstanding Units, all Partnership Securities, options, rights, warrants and appreciation rights relating to an equity interest in the Partnership (a) that are convertible into or exercisable or exchangeable for Units that are senior to or pari passu with the Subordinated Units, (b) whose conversion, exercise or exchange price is less than the Current Market Price on the date of such calculation, (c) that may be converted into or exercised or exchanged for such Units prior to or during the Quarter immediately following the end of the period for which the calculation is being made without the satisfaction of any contingency beyond the control of the holder other than the payment of consideration and the compliance with administrative mechanics applicable to such conversion, exercise or exchange and (d) that were not converted into or exercised or exchanged for such Units during the period for which the calculation is being made; provided, however, that for purposes of determining the number of Outstanding Units on a Fully Diluted Basis when calculating whether the Subordination Period has ended or the Subordinated Units are entitled to convert into Common Units pursuant to Section 5.8, such Partnership Securities, options, rights, warrants and appreciation rights shall be deemed to have been Outstanding Units only for the four Quarters that comprise the last four Quarters of the measurement period; provided, further, that if consideration will be paid to any Group Member in connection with such conversion, exercise or exchange, the number of Units to be included in such calculation shall be that number equal to the difference between (i) the number of Units issuable upon such conversion, exercise or exchange and (ii) the number of Units that such consideration would purchase at the Current Market Price.
       “General Partner” means Calumet GP LLC, a Delaware limited liability company, and its successors and permitted assigns that are admitted to the Partnership as general partner of the Partnership, in its capacity as general partner of the Partnership (except as the context otherwise requires).
       “General Partner Interest” means the ownership interest of the General Partner in the Partnership (in its capacity as a general partner without reference to any Limited Partner Interest held by it), which is evidenced by General Partner Units, and includes any and all benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement.
       “General Partner Unit” means a fractional part of the General Partner Interest having the rights and obligations specified with respect to the General Partner Interest. A General Partner Unit is not a Unit.
       “Group” means a Person that with or through any of its Affiliates or Associates has any contract, arrangement, understanding or relationship for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons), exercising investment power or disposing of any Partnership Interests with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, Partnership Interests.
       “Group Member” means a member of the Partnership Group.
       “Group Member Agreement” means the partnership agreement of any Group Member, other than the Partnership, that is a limited or general partnership, the limited liability company agreement of any Group Member that is a limited liability company, the certificate of incorporation and bylaws or similar organizational documents of any Group Member that is a corporation, the joint venture agreement or similar governing document of any Group Member that is a joint venture and the governing or organizational or similar documents of any other Group Member that is a Person other than a limited or general partnership, limited liability company, corporation or joint venture, as such may be amended, supplemented or restated from time to time.
       “Holder” as used in Section 7.12, has the meaning assigned to such term in Section 7.12(a).
       “Incentive Distribution Right” means a non-voting Limited Partner Interest issued to the General Partner in connection with the transfer of all of its interests in Calumet Lubricants Co., Limited Partnership to the Partnership pursuant to the Contribution Agreement, which Limited Partner Interest will confer upon the holder thereof only the rights and obligations specifically provided in this Agreement with respect to Incentive Distribution Rights (and no other rights otherwise available to or other obligations of a holder of a Partnership Interest). Notwithstanding anything in this Agreement to the contrary, the holder of an Incentive Distribution Right shall not be entitled to vote such Incentive Distribution Right on any Partnership matter except as may otherwise be required by law.
       “Incentive Distributions” means any amount of cash distributed to the holders of the Incentive Distribution Rights pursuant to Sections 6.4(a)(v), (vi) and (vii) and 6.4(b)(iii), (iv) and (v).
       “Indemnified Persons” has the meaning assigned to such term in Section 7.12(d).

       “Indemnitee” means (a) the General Partner, (b) any Departing General Partner, (c) any Person who is or was an Affiliate of the General Partner or any Departing General Partner, (d) any Person who is or was a member, partner, director, officer, fiduciary or trustee of any Group Member, the General Partner or any Departing General Partner or any Affiliate of any Group Member, the General Partner or any Departing General Partner, (e) any Person who is or was serving at the request of the General Partner or any Departing General Partner or any Affiliate of the General Partner or any Departing General Partner as an officer, director, member, partner, fiduciary or trustee of another Person; provided that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services, and (f) any Person the General Partner designates as an “Indemnitee” for purposes of this Agreement.
       “Initial Common Units” means the Common Units sold in the Initial Offering.
       “Initial Limited Partners” means                     ,                     ,                     , the General Partner (with respect to the Incentive Distribution Rights received by it pursuant to Section 5.2), and the Underwriters, in each case upon being admitted to the Partnership in accordance with Section 10.1.
       “Initial Offering” means the initial offering and sale of Common Units to the public, as described in the Registration Statement.
       “Initial Unit Price” means (a) with respect to the Common Units and the Subordinated Units, the initial public offering price per Common Unit at which the Underwriters offered the Common Units to the public for sale as set forth on the cover page of the prospectus included as part of the Registration Statement and first issued at or after the time the Registration Statement first became effective or (b) with respect to any other class or series of Units, the price per Unit at which such class or series of Units is initially sold by the Partnership, as determined by the General Partner, in each case adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of Units.
       “Interim Capital Transactions” means the following transactions if they occur prior to the Liquidation Date: (a) borrowings, refinancings or refundings of indebtedness (other than Working Capital Borrowings and other than for items purchased on open account in the ordinary course of business) by any Group Member and sales of debt securities of any Group Member; (b) sales of equity interests of any Group Member (including the Common Units sold to the Underwriters pursuant to the exercise of the Over-Allotment Option); and (c) sales or other voluntary or involuntary dispositions of any assets of any Group Member other than (i) sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business, and (ii) sales or other dispositions of assets as part of normal retirements or replacements.
       “Issue Price” means the price at which a Unit is purchased from the Partnership, after taking into account any sales commission or underwriting discount charged to the Partnership.
       “Limited Partner” means, unless the context otherwise requires, (a) the Organizational Limited Partner prior to its withdrawal from the Partnership, each Initial Limited Partner, each Substituted Limited Partner, each Additional Limited Partner and any Departing General Partner upon the change of its status from General Partner to Limited Partner pursuant to Section 11.3, in each case, in such Person’s capacity as a limited partner of the Partnership or (b) solely for purposes of Articles V, VI, VII and IX, each Assignee; provided, however, that when the term “Limited Partner” is used herein in the context of any vote or other approval, including Articles XIII and XIV, such term shall not, solely for such purpose, include any holder of an Incentive Distribution Right (solely with respect to its Incentive Distribution Rights and not with respect to any other Limited Partner Interest held by such Person) except as may otherwise be required by law.
       “Limited Partner Interest” means the ownership interest of a Limited Partner or Assignee in the Partnership, which may be evidenced by Common Units, Subordinated Units, Incentive Distribution Rights or other Partnership Securities or a combination thereof or interest therein, and includes any and all benefits to which such Limited Partner or Assignee is entitled as provided in this Agreement, together with all obligations of such Limited Partner or Assignee to comply with the terms and provisions of this Agreement; provided, however, that when the term “Limited Partner Interest” is used herein in the context of any vote or other approval, including Articles XIII and XIV, such term shall not, solely for such purpose, include any Incentive Distribution Right except as may otherwise be required by law.
       “Liquidation Date” means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (b) of the first sentence of Section 12.2, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to continue the business of the Partnership has expired without such an election being made, and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.
       “Liquidator” means one or more Persons selected by the General Partner to perform the functions described in Section 12.4 as liquidating trustee of the Partnership within the meaning of the Delaware Act.
       “Merger Agreement” has the meaning assigned to such term in Section 14.1.
       “Minimum Quarterly Distribution” means $0.45 per Unit per Quarter (or with respect to the period commencing on the Closing Date and ending on March 31, 2006, it means the product of $0.45 multiplied by a fraction of which the numerator is the number of days in such period and of which the denominator is 90), subject to adjustment in accordance with Sections 6.6 and 6.9.
       “National Securities Exchange” means an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act, and any successor to such statute, or the Nasdaq National Market or any successor thereto.
       “Net Agreed Value” means, (a) in the case of any Contributed Property, the Agreed Value of such property reduced by any liabilities either assumed by the Partnership upon such contribution or to which such property is subject when contributed, and (b) in the case of any property distributed to a Partner or Assignee by the Partnership, the Partnership’s Carrying Value of such property (as adjusted pursuant to Section 5.5(d)(ii)) at the time such property is distributed, reduced by any indebtedness either assumed by such Partner or Assignee upon such distribution or to which such property is subject at the time of distribution, in either case, as determined under Section 752 of the Code.
       “Net Income” means, for any taxable year, the excess, if any, of the Partnership’s items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year over the Partnership’s items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year. The items included in the calculation of Net Income shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under Section 6.1(d); provided, that the determination of the items that have been specially allocated under Section 6.1(d) shall be made as if Section 6.1(d)(xii) were not in this Agreement.
       “Net Loss” means, for any taxable year, the excess, if any, of the Partnership’s items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year over the Partnership’s items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year. The items included in the calculation of Net Loss shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under Section 6.1(d); provided, that the determination of the items that have been specially allocated under Section 6.1(d) shall be made as if Section 6.1(d)(xii) were not in this Agreement.

       “Net Positive Adjustments” means, with respect to any Partner, the excess, if any, of the total positive adjustments over the total negative adjustments made to the Capital Account of such Partner pursuant to Book-Up Events and Book-Down Events.
       “Net Termination Gain” means, for any taxable year, the sum, if positive, of all items of income, gain, loss or deduction recognized by the Partnership after the Liquidation Date. The items included in the determination of Net Termination Gain shall be determined in accordance with Section 5.5(b) and shall not include any items of income, gain or loss specially allocated under Section 6.1(d).
       “Net Termination Loss” means, for any taxable year, the sum, if negative, of all items of income, gain, loss or deduction recognized by the Partnership after the Liquidation Date. The items included in the determination of Net Termination Loss shall be determined in accordance with Section 5.5(b) and shall not include any items of income, gain or loss specially allocated under Section 6.1(d).
       “Non-citizen Assignee” means a Person whom the General Partner has determined does not constitute an Eligible Citizen and as to whose Partnership Interest the General Partner has become the Substituted Limited Partner, pursuant to Section 4.9.
       “Nonrecourse Built-in Gain” means with respect to any Contributed Properties or Adjusted Properties that are subject to a mortgage or pledge securing a Nonrecourse Liability, the amount of any taxable gain that would be allocated to the Partners pursuant to Sections 6.2(b)(i)(A), 6.2(b)(ii)(A) and 6.2(b)(iii) if such properties were disposed of in a taxable transaction in full satisfaction of such liabilities and for no other consideration.
       “Nonrecourse Deductions” means any and all items of loss, deduction or expenditure (including any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(b), are attributable to a Nonrecourse Liability.
       “Nonrecourse Liability” has the meaning set forth in Treasury Regulation Section 1.752-1(a)(2).
       “Notice of Election to Purchase” has the meaning assigned to such term in Section 15.1(b).
       “Omnibus Agreement” means that certain Omnibus Agreement, dated as of the Closing Date, among the General Partner, the Partnership, the Operating Company, the Heritage Group and certain other parties thereto, as such may be amended, supplemented or restated from time to time.
       “Operating Company” means Calumet Operating, LLC, a Delaware limited liability company, and any successors thereto.
       “Operating Expenditures” means all Partnership Group expenditures, including, but not limited to, taxes, reimbursements of the General Partner, non-Pro Rata repurchases of Units (other than those made with proceeds of an Interim Capital Transaction), repayment of Working Capital Borrowings, debt service payments and capital expenditures, subject to the following:

(a) payments (including prepayments) of principal of and premium on indebtedness other than Working Capital Borrowings shall not constitute Operating Expenditures; and

(b) Operating Expenditures shall not include (i) capital expenditures made for Acquisitions or for Capital Improvements, (ii) payment of transaction expenses (including taxes) relating to Interim Capital Transactions or (iii) distributions to Partners. Where capital expenditures are made in part for Acquisitions or for Capital Improvements and in part for other purposes, the General Partner, with the concurrence of the Conflicts Committee, shall determine the allocation between the amounts paid for each and, with respect to the part of such capital expenditures made for other purposes, the period over which the capital expenditures made for other purposes will be deducted as an Operating Expenditure in calculating Operating Surplus.

       “Operating Surplus” means, with respect to any period ending prior to the Liquidation Date, on a cumulative basis and without duplication,

(a) the sum of (i) $10.0 million, (ii) all cash and cash equivalents of the Partnership Group on hand as of the close of business on the Closing Date, (iii) all cash receipts of the Partnership Group for the period beginning on the Closing Date and ending on the last day of such period, but excluding cash receipts from Interim Capital Transactions (except to the extent specified in Section 6.5) and (iv) all cash receipts of the Partnership Group (or the Partnership’s proportionate share of cash receipts in the case of Subsidiaries that are not wholly owned) after the end of such period but on or before the date of determination of Operating Surplus with respect to such period resulting from Working Capital Borrowings, less

(b) the sum of (i) Operating Expenditures for the period beginning on the Closing Date and ending on the last day of such period and (ii) the amount of cash reserves established by the General Partner to provide funds for future Operating Expenditures; provided, however, that disbursements made (including contributions to a Group Member or disbursements on behalf of a Group Member) or cash reserves established, increased or reduced after the end of such period but on or before the date of determination of Available Cash with respect to such period shall be deemed to have been made, established, increased or reduced, for purposes of determining Operating Surplus, within such period if the General Partner so determines.
       Notwithstanding the foregoing, “Operating Surplus” with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.
       “Opinion of Counsel” means a written opinion of counsel (who may be regular counsel to the Partnership or the General Partner or any of its Affiliates) acceptable to the General Partner.
       “Option Closing Date” means the date or dates on which any Common Units are sold by the Partnership to the Underwriters upon exercise of the Over-Allotment Option.
       “Organizational Limited Partners” means                     ,                     and                     in their capacity as the organizational limited partners of the Partnership pursuant to this Agreement.
       “Outstanding” means, with respect to Partnership Securities, all Partnership Securities that are issued by the Partnership and reflected as outstanding on the Partnership’s books and records as of the date of determination; provided, however, that if at any time any Person or Group (other than the General Partner or its Affiliates) beneficially owns 20% or more of the Outstanding Partnership Securities of any class then Outstanding, all Partnership Securities owned by such Person or Group shall not be voted on any matter and shall not be considered to be Outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement, except that Units so owned shall be considered to be Outstanding for purposes of Section 11.1(b)(iv) (such Units shall not, however, be treated as a separate class of Partnership Securities for purposes of this Agreement); provided, further, that the foregoing limitation shall not apply to (i) any Person or Group who acquired 20% or more of the Outstanding Partnership Securities of any class then Outstanding directly from the General Partner or its Affiliates, (ii) any Person or Group who acquired 20% or more of the Outstanding Partnership Securities of any class then Outstanding directly or indirectly from a Person or Group described in clause (i) provided that the General Partner shall have notified such Person or Group in writing that such limitation shall not apply, or (iii) any Person or Group who acquired 20% or more of any Partnership Securities issued by the Partnership with the prior approval of the Board of Directors.
       “Over-Allotment Option” means the over-allotment option granted to the Underwriters by the Partnership pursuant to the Underwriting Agreement.
       “Parity Units” means Common Units and all other Units of any other class or series that have the right (i) to receive distributions of Available Cash from Operating Surplus pursuant to each of subclauses (a)(i) and (a)(ii) of Section 6.4 in the same order of priority with respect to the participation of Common Units in such distributions or (ii) to participate in allocations of Net Termination Gain pursuant to Section 6.1(c)(i)(B) in the same order of priority with the Common Units, in each case regardless of whether the amounts or value so distributed or allocated on each Parity Unit equals the amount or value so distributed or allocated on each Common Unit. Units whose participation in such (i) distributions of Available Cash from Operating Surplus and (ii) allocations of Net Termination Gain are subordinate in order of priority to such distributions and allocations on Common Units shall not constitute Parity Units even if such Units are convertible under certain circumstances into Common Units or Parity Units.
       “Partner Nonrecourse Debt” has the meaning set forth in Treasury Regulation Section 1.704-2(b)(4).
       “Partner Nonrecourse Debt Minimum Gain” has the meaning set forth in Treasury Regulation Section 1.704-2(i)(2).
       “Partner Nonrecourse Deductions” means any and all items of loss, deduction or expenditure (including any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(i), are attributable to a Partner Nonrecourse Debt.
       “Partners” means the General Partner and the Limited Partners.
       “Partnership” means Calumet Specialty Products Partners, L.P., a Delaware limited partnership.
       “Partnership Group” means the Partnership and its Subsidiaries treated as a single consolidated entity.
       “Partnership Interest” means an interest in the Partnership, which shall include the General Partner Interest and Limited Partner Interests.
       “Partnership Minimum Gain” means that amount determined in accordance with the principles of Treasury Regulation Section 1.704-2(d).
       “Partnership Security” means any class or series of equity interest in the Partnership (but excluding any options, rights, warrants and appreciation rights relating to an equity interest in the Partnership), including Common Units, Subordinated Units, General Partner Units and Incentive Distribution Rights.
       “Percentage Interest” means as of any date of determination (a) as to the General Partner with respect to General Partner Units and as to any Unitholder or Assignee holding Units, the product obtained by multiplying (i) 100% less the percentage applicable to clause (b) by (ii) the quotient obtained by dividing (A) the number of Units held by such Unitholder or Assignee or the number of General Partner Units held by the General Partner, as the case may be, by (B) the total number of all Outstanding Units and all General Partner Units, and (b) as to the holders of other Partnership Securities issued by the Partnership in accordance with Section 5.6, the percentage established as a part of such issuance. The Percentage Interest with respect to an Incentive Distribution Right shall at all times be zero.
       “Person” means an individual or a corporation, limited liability company, partnership, joint venture, trust, unincorporated organization, association, government agency or political subdivision thereof or other entity.
       “Per Unit Capital Amount” means, as of any date of determination, the Capital Account, stated on a per Unit basis, underlying any Unit held by a Person other than the General Partner or any Affiliate of the General Partner who holds Units.

       “Pro Rata” means (a) when used with respect to Units or any class thereof, apportioned equally among all designated Units in accordance with their relative Percentage Interests, (b) when used with respect to Partners and Assignees or Record Holders, apportioned among all Partners and Assignees or Record Holders in accordance with their relative Percentage Interests and (c) when used with respect to holders of Incentive Distribution Rights, apportioned equally among all holders of Incentive Distribution Rights in accordance with the relative number or percentage of Incentive Distribution Rights held by each such holder.
       “Purchase Date” means the date determined by the General Partner as the date for purchase of all Outstanding Limited Partner Interests of a certain class (other than Limited Partner Interests owned by the General Partner and its Affiliates) pursuant to Article XV.
       “Quarter” means, unless the context requires otherwise, a fiscal quarter of the Partnership, or, with respect to the first fiscal quarter of the Partnership after the Closing Date, the period commencing on the Closing Date and ending on March 31, 2006.
       “Recapture Income” means any gain recognized by the Partnership (computed without regard to any adjustment required by Section 734 or Section 743 of the Code) upon the disposition of any property or asset of the Partnership, which gain is characterized as ordinary income because it represents the recapture of deductions previously taken with respect to such property or asset.
       “Record Date” means the date established by the General Partner or otherwise in accordance with this Agreement for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Limited Partners or entitled to vote by ballot or give approval of Partnership action in writing without a meeting or entitled to exercise rights in respect of any lawful action of Limited Partners or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.
       “Record Holder” means the Person in whose name a Common Unit is registered on the books of the Transfer Agent as of the opening of business on a particular Business Day, or with respect to other Partnership Interests, the Person in whose name any such other Partnership Interest is registered on the books that the General Partner has caused to be kept as of the opening of business on such Business Day.
       “Redeemable Interests” means any Partnership Interests for which a redemption notice has been given, and has not been withdrawn, pursuant to Section 4.10.
       “Registration Statement” means the Registration Statement on Form S-1 (Registration No. 333-                    ) as it has been or as it may be amended or supplemented from time to time, filed by the Partnership with the Commission under the Securities Act to register the offering and sale of the Common Units in the Initial Offering.
       “Remaining Basket Amount” has the meaning assigned to such term in Section 5.7(g).
       “Remaining Net Positive Adjustments” means as of the end of any taxable period, (i) with respect to the Unitholders holding Common Units or Subordinated Units, the excess of (a) the Net Positive Adjustments of the Unitholders holding Common Units or Subordinated Units as of the end of such period over (b) the sum of those Partners’ Share of Additional Book Basis Derivative Items for each prior taxable period, (ii) with respect to the General Partner (as holder of the General Partner Units), the excess of (a) the Net Positive Adjustments of the General Partner as of the end of such period over (b) the sum of the General Partner’s Share of Additional Book Basis Derivative Items with respect to the General Partner Units for each prior taxable period, and (iii) with respect to the holders of Incentive Distribution Rights, the excess of (a) the Net Positive Adjustments of the holders of Incentive Distribution Rights as of the end of such period over (b) the sum of the Share of Additional Book Basis Derivative Items of the holders of the Incentive Distribution Rights for each prior taxable period.

       “Required Allocations” means (a) any limitation imposed on any allocation of Net Losses or Net Termination Losses under Section 6.1(b) or 6.1(c)(ii) and (b) any allocation of an item of income, gain, loss or deduction pursuant to Section 6.1(d)(i), 6.1(d)(ii), 6.1(d)(iv), 6.1(d)(vii) or 6.1(d)(ix).
       “Residual Gain” or “Residual Loss” means any item of gain or loss, as the case may be, of the Partnership recognized for federal income tax purposes resulting from a sale, exchange or other disposition of a Contributed Property or Adjusted Property, to the extent such item of gain or loss is not allocated pursuant to Section 6.2(b)(i)(A) or 6.2(b)(ii)(A), respectively, to eliminate Book-Tax Disparities.
       “Restricted Business” has the meaning assigned to such term in the Omnibus Agreement.
       “Retained Converted Subordinated Unit” has the meaning assigned to such term in Section 5.5(c)(ii).
       “Second Liquidation Target Amount” has the meaning assigned to such term in Section 6.1(c)(i)(E).
       “Second Target Distribution” means $0.563 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on March 31, 2006, it means the product of $0.563 multiplied by a fraction of which the numerator is equal to the number of days in such period and of which the denominator is 90), subject to adjustment in accordance with Sections 6.6 and 6.9.
       “Securities Act” means the Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.
       “Securities Exchange Act” means the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time and any successor to such statute.
       “Share of Additional Book Basis Derivative Items” means in connection with any allocation of Additional Book Basis Derivative Items for any taxable period, (i) with respect to the Unitholders holding Common Units or Subordinated Units, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Unitholders’ Remaining Net Positive Adjustments as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time, (ii) with respect to the General Partner (as holder of the General Partner Units), the amount that bears the same ratio to such Additional Book Basis Derivative Items as the General Partner’s Remaining Net Positive Adjustments as of the end of such period bears to the Aggregate Remaining Net Positive Adjustment as of that time, and (iii) with respect to the Partners holding Incentive Distribution Rights, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Remaining Net Positive Adjustments of the Partners holding the Incentive Distribution Rights as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time.
       “Special Approval” means approval by a majority of the members of the Conflicts Committee.
       “Subordinated Unit” means a Unit representing a fractional part of the Partnership Interests of all Limited Partners and Assignees and having the rights and obligations specified with respect to Subordinated Units in this Agreement. The term “Subordinated Unit” does not include a Common Unit or Parity Unit. A Subordinated Unit that is convertible into a Common Unit or Parity Unit shall not constitute a Common Unit or Parity Unit until such conversion occurs.
       “Subordination Period” means the period commencing on the Closing Date and ending on the first to occur of the following dates:

(a) the first day of any Quarter beginning after December 31, 2010 in respect of which (i) (A) distributions of Available Cash from Operating Surplus on each of the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units and the General Partner Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units and the General Partner Units during such periods and (B) the Adjusted Operating Surplus for each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such periods on a Fully Diluted Basis, and the General Partner Units, with respect to each such period and (ii) there are no Cumulative Common Unit Arrearages; and

(b) the date on which the General Partner is removed as general partner of the Partnership upon the requisite vote by holders of Outstanding Units under circumstances where Cause does not exist and Units held by the General Partner and its Affiliates are not voted in favor of such removal.

       “Subsidiary” means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the partnership interests of such partnership (considering all of the partnership interests of the partnership as a single class) is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person, or a combination thereof, or (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.
       “Substituted Limited Partner” means a Person who is admitted as a Limited Partner to the Partnership pursuant to Section 10.2 in place of and with all the rights of a Limited Partner and who is shown as a Limited Partner on the books and records of the Partnership.
       “Surviving Business Entity” has the meaning assigned to such term in Section 14.2(b).
       “Third Liquidation Target Amount” has the meaning assigned to such term in Section 6.1(c)(i)(F).
       “Third Target Distribution” means $0.675 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on March 31, 2006, it means the product of $0.675 multiplied by a fraction of which the numerator is equal to the number of days in such period and of which the denominator is 90), subject to adjustment in accordance with Sections 6.6 and 6.9.
       “Trading Day” has the meaning assigned to such term in Section 15.1(a).
       “transfer” has the meaning assigned to such term in Section 4.4(a).
       “Transfer Agent” means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as shall be appointed from time to time by the General Partner to act as registrar and transfer agent for the Common Units; provided, that if no Transfer Agent is specifically designated for any other Partnership Securities, the General Partner shall act in such capacity.
       “Transfer Application” means an application and agreement for transfer of Units in the form set forth on the back of a Certificate or in a form substantially to the same effect in a separate instrument.

       “Underwriter” means each Person named as an underwriter in Schedule I to the Underwriting Agreement who purchases Common Units pursuant thereto.
       “Underwriting Agreement” means that certain Underwriting Agreement dated as of                     , 2006 among the Underwriters, the Partnership, the General Partner, the Operating Company and other parties thereto, providing for the purchase of Common Units by the Underwriters.
       “Unit” means a Partnership Security that is designated as a “Unit” and shall include Common Units and Subordinated Units but shall not include (i) General Partner Units (or the General Partner Interest represented thereby) or (ii) Incentive Distribution Rights.
       “Unitholders” means the holders of Units.
       “Unit Majority” means, during the Subordination Period, at least a majority of the Outstanding Common Units (excluding Common Units owned by the General Partner and its Affiliates) voting as a class and at least a majority of the Outstanding Subordinated Units voting as a class, and after the end of the Subordination Period, at least a majority of the Outstanding Common Units.
       “Unpaid MQD” has the meaning assigned to such term in Section 6.1(c)(i)(B).
       “Unrealized Gain” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the fair market value of such property as of such date (as determined under Section 5.5(d)) over (b) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date).
       “Unrealized Loss” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date) over (b) the fair market value of such property as of such date (as determined under Section 5.5(d)).
       “Unrecovered Initial Unit Price” means at any time, with respect to a Unit, the Initial Unit Price less the sum of all distributions constituting Capital Surplus theretofore made in respect of an Initial Common Unit and any distributions of cash (or the Net Agreed Value of any distributions in kind) in connection with the dissolution and liquidation of the Partnership theretofore made in respect of an Initial Common Unit, adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of such Units.
       “U.S. GAAP” means United States generally accepted accounting principles consistently applied.
       “Withdrawal Opinion of Counsel” has the meaning assigned to such term in Section 11.1(b).
       “Working Capital Borrowings” means borrowings used solely for working capital purposes or to pay distributions to Partners made pursuant to a credit facility or other arrangement to the extent such borrowings are required to be reduced to a relatively small amount each year (or for the year in which the Initial Offering is consummated, the 12-month period beginning on the Closing Date) for an economically meaningful period of time.
Section 1.2     Construction.
       Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; (c) the terms “include”, “includes”, “including” and words of like import shall be deemed to be followed by the words “without limitation”; and (d) the terms “hereof”, “herein” and “hereunder” refer to this Agreement as a whole and not to any particular provision of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only, and shall not affect in any way the meaning or interpretation of this Agreement.

ARTICLE II
ORGANIZATION
Section 2.1     Formation.
       The General Partner and the Organizational Limited Partners have previously formed the Partnership as a limited partnership pursuant to the provisions of the Delaware Act and hereby amend and restate the original Agreement of Limited Partnership of Calumet Specialty Products Partners, L.P. in its entirety. This amendment and restatement shall become effective on the date of this Agreement. Except as expressly provided to the contrary in this Agreement, the rights, duties (including fiduciary duties), liabilities and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Delaware Act. All Partnership Interests shall constitute personal property of the owner thereof for all purposes.
Section 2.2     Name.
       The name of the Partnership shall be “Calumet Specialty Products Partners, L.P.” The Partnership’s business may be conducted under any other name or names as determined by the General Partner, including the name of the General Partner. The words “Limited Partnership,” “L.P.,” “Ltd.” or similar words or letters shall be included in the Partnership’s name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The General Partner may change the name of the Partnership at any time and from time to time and shall notify the Limited Partners of such change in the next regular communication to the Limited Partners.
Section 2.3     Registered Office; Registered Agent; Principal Office; Other Offices.
       Unless and until changed by the General Partner, the registered office of the Partnership in the State of Delaware shall be located at 1209 Orange Street, Wilmington, Delaware 19801, and the registered agent for service of process on the Partnership in the State of Delaware at such registered office shall be The Corporation Trust Company. The principal office of the Partnership shall be located at 2780 Waterfront Parkway E. Drive, Suite 200, Indianapolis, Indiana 46214 or such other place as the General Partner may from time to time designate by notice to the Limited Partners. The Partnership may maintain offices at such other place or places within or outside the State of Delaware as the General Partner shall determine necessary or appropriate. The address of the General Partner shall be 2780 Waterfront Parkway E. Drive, Suite 200, Indianapolis, Indiana 46214 or such other place as the General Partner may from time to time designate by notice to the Limited Partners.
Section 2.4     Purpose and Business.
       The purpose and nature of the business to be conducted by the Partnership shall be to engage directly in, or enter into or form, hold and dispose of any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that is approved by the General Partner and that lawfully may be conducted by a limited partnership organized pursuant to the Delaware Act and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity, and do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to a Group Member; provided, however, that the General Partner shall not cause the Partnership to engage, directly or indirectly, in any business activity that the General Partner determines would cause the Partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes. To the fullest extent permitted by law, the General Partner shall have no duty or obligation to propose or approve, and may decline to propose or approve, the conduct by the Partnership of any business free of any fiduciary duty or obligation whatsoever to the Partnership, any Limited Partner or Assignee and, in

declining to so propose or approve, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity.
Section 2.5     Powers.
       The Partnership shall be empowered to do any and all acts and things necessary or appropriate for the furtherance and accomplishment of the purposes and business described in Section 2.4 and for the protection and benefit of the Partnership.
Section 2.6     Power of Attorney.
       (a) Each Limited Partner and each Assignee hereby constitutes and appoints the General Partner and, if a Liquidator shall have been selected pursuant to Section 12.3, the Liquidator (and any successor to the Liquidator by merger, transfer, assignment, election or otherwise) and each of their authorized officers and attorneys-in-fact, as the case may be, with full power of substitution, as his true and lawful agent and attorney-in-fact, with full power and authority in his name, place and stead, to:

(i) execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (A) all certificates, documents and other instruments (including this Agreement and the Certificate of Limited Partnership and all amendments or restatements hereof or thereof) that the General Partner or the Liquidator determines to be necessary or appropriate to form, qualify or continue the existence or qualification of the Partnership as a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware and in all other jurisdictions in which the Partnership may conduct business or own property; (B) all certificates, documents and other instruments that the General Partner or the Liquidator determines to be necessary or appropriate to reflect, in accordance with its terms, any amendment, change, modification or restatement of this Agreement; (C) all certificates, documents and other instruments (including conveyances and a certificate of cancellation) that the General Partner or the Liquidator determines to be necessary or appropriate to reflect the dissolution and liquidation of the Partnership pursuant to the terms of this Agreement; (D) all certificates, documents and other instruments relating to the admission, withdrawal, removal or substitution of any Partner pursuant to, or other events described in, Article IV, X, XI or XII; (E) all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges of any class or series of Partnership Securities issued pursuant to Section 5.6; and (F) all certificates, documents and other instruments (including agreements and a certificate of merger) relating to a merger, consolidation or conversion of the Partnership pursuant to Article XIV; and

(ii) execute, swear to, acknowledge, deliver, file and record all ballots, consents, approvals, waivers, certificates, documents and other instruments that the General Partner or the Liquidator determines to be necessary or appropriate to (A) make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action that is made or given by the Partners hereunder or is consistent with the terms of this Agreement or (B) effectuate the terms or intent of this Agreement; provided, that when required by Section 13.3 or any other provision of this Agreement that establishes a percentage of the Limited Partners or of the Limited Partners of any class or series required to take any action, the General Partner and the Liquidator may exercise the power of attorney made in this Section 2.6(a)(ii) only after the necessary vote, consent or approval of the Limited Partners or of the Limited Partners of such class or series, as applicable.
Nothing contained in this Section 2.6(a) shall be construed as authorizing the General Partner to amend this Agreement except in accordance with Article XIII or as may be otherwise expressly provided for in this Agreement.

       (b) The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, and it shall survive and, to the maximum extent permitted by law, not be affected by the subsequent death, incompetency, disability, incapacity, dissolution, bankruptcy or termination of any Limited Partner or Assignee and the transfer of all or any portion of such Limited Partner’s or Assignee’s Partnership Interest and shall extend to such Limited Partner’s or Assignee’s heirs, successors, assigns and personal representatives. Each such Limited Partner or Assignee hereby agrees to be bound by any representation made by the General Partner or the Liquidator acting in good faith pursuant to such power of attorney; and each such Limited Partner or Assignee, to the maximum extent permitted by law, hereby waives any and all defenses that may be available to contest, negate or disaffirm the action of the General Partner or the Liquidator taken in good faith under such power of attorney. Each Limited Partner or Assignee shall execute and deliver to the General Partner or the Liquidator, within 15 days after receipt of the request therefor, such further designation, powers of attorney and other instruments as the General Partner or the Liquidator may request in order to effectuate this Agreement and the purposes of the Partnership.
Section 2.7     Term.
       The term of the Partnership commenced upon the filing of the Certificate of Limited Partnership in accordance with the Delaware Act and shall continue in existence until the dissolution of the Partnership in accordance with the provisions of Article XII. The existence of the Partnership as a separate legal entity shall continue until the cancellation of the Certificate of Limited Partnership as provided in the Delaware Act.
Section 2.8     Title to Partnership Assets.
       Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner or Assignee, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner, one or more of its Affiliates or one or more nominees, as the General Partner may determine. The General Partner hereby declares and warrants that any Partnership assets for which record title is held in the name of the General Partner or one or more of its Affiliates or one or more nominees shall be held by the General Partner or such Affiliate or nominee for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the General Partner shall use reasonable efforts to cause record title to such assets (other than those assets in respect of which the General Partner determines that the expense and difficulty of conveyancing makes transfer of record title to the Partnership impracticable) to be vested in the Partnership as soon as reasonably practicable; provided, further, that, prior to the withdrawal or removal of the General Partner or as soon thereafter as practicable, the General Partner shall use reasonable efforts to effect the transfer of record title to the Partnership and, prior to any such transfer, will provide for the use of such assets in a manner satisfactory to the General Partner. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which record title to such Partnership assets is held.
ARTICLE III
RIGHTS OF LIMITED PARTNERS
Section 3.1     Limitation of Liability.
       The Limited Partners and the Assignees shall have no liability under this Agreement except as expressly provided in this Agreement or the Delaware Act.

Section 3.2     Management of Business.
       No Limited Partner or Assignee, in its capacity as such, shall participate in the operation, management or control (within the meaning of the Delaware Act) of the Partnership’s business, transact any business in the Partnership’s name or have the power to sign documents for or otherwise bind the Partnership. Any action taken by any Affiliate of the General Partner or any officer, director, employee, manager, member, general partner, agent or trustee of the General Partner or any of its Affiliates, or any officer, director, employee, manager, member, general partner, agent or trustee of a Group Member, in its capacity as such, shall not be deemed to be participation in the control of the business of the Partnership by a limited partner of the Partnership (within the meaning of Section 17-303(a) of the Delaware Act) and shall not affect, impair or eliminate the limitations on the liability of the Limited Partners or Assignees under this Agreement.
Section 3.3     Outside Activities of the Limited Partners.
       Subject to the provisions of Section 7.5 and the Omnibus Agreement, which shall continue to be applicable to the Persons referred to therein, regardless of whether such Persons shall also be Limited Partners or Assignees, any Limited Partner or Assignee shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities in direct competition with the Partnership Group. Neither the Partnership nor any of the other Partners or Assignees shall have any rights by virtue of this Agreement in any business ventures of any Limited Partner or Assignee.
Section 3.4     Rights of Limited Partners.
       (a) In addition to other rights provided by this Agreement or by applicable law, and except as limited by Section 3.4(b), each Limited Partner shall have the right, for a purpose reasonably related to such Limited Partner’s interest as a Limited Partner in the Partnership, upon reasonable written demand stating the purpose of such demand, and at such Limited Partner’s own expense:

(i) to obtain true and full information regarding the status of the business and financial condition of the Partnership;

(ii) promptly after its becoming available, to obtain a copy of the Partnership’s federal, state and local income tax returns for each year;

(iii) to obtain a current list of the name and last known business, residence or mailing address of each Partner;

(iv) to obtain a copy of this Agreement and the Certificate of Limited Partnership and all amendments thereto, together with copies of the executed copies of all powers of attorney pursuant to which this Agreement, the Certificate of Limited Partnership and all amendments thereto have been executed;

(v) to obtain true and full information regarding the amount of cash and a description and statement of the Net Agreed Value of any other Capital Contribution by each Partner and that each Partner has agreed to contribute in the future, and the date on which each became a Partner; and

(vi) to obtain such other information regarding the affairs of the Partnership as is just and reasonable.
       (b) The General Partner may keep confidential from the Limited Partners and Assignees, for such period of time as the General Partner deems reasonable, (i) any information that the General Partner reasonably believes to be in the nature of trade secrets or (ii) other information the disclosure of which the General Partner in good faith believes (A) is not in the best interests of the Partnership Group, (B) could damage the Partnership Group or its business or (C) that any Group Member is required by law or by agreement with any third party to keep confidential (other than agreements with Affiliates of the Partnership the primary purpose of which is to circumvent the obligations set forth in this Section 3.4).
ARTICLE IV
CERTIFICATES; RECORD HOLDERS; TRANSFER OF PARTNERSHIP INTERESTS;
REDEMPTION OF PARTNERSHIP INTERESTS
Section 4.1     Certificates.
       Upon the Partnership’s issuance of Common Units or Subordinated Units to any Person, the Partnership shall issue, upon the request of such Person, one or more Certificates in the name of such Person evidencing the number of such Units being so issued. In addition, (a) upon the General Partner’s request, the Partnership shall issue to it one or more Certificates in the name of the General Partner evidencing its General Partner Units and (b) upon the request of any Person owning Incentive Distribution Rights or any other Partnership Securities other than Common Units or Subordinated Units, the Partnership shall issue to such Person one or more certificates evidencing such Incentive Distribution Rights or other Partnership Securities other than Common Units or Subordinated Units. Certificates shall be executed on behalf of the Partnership by the Chairman of the Board, President or any Executive Vice President, Senior Vice President or Vice President and the Secretary or any Assistant Secretary of the General Partner. No Common Unit Certificate shall be valid for any purpose until it has been countersigned by the Transfer Agent; provided, however, that if the General Partner elects to issue Common Units in global form, the Common Unit Certificates shall be valid upon receipt of a certificate from the Transfer Agent certifying that the Common Units have been duly registered in accordance with the directions of the Partnership. Subject to the requirements of Section 6.7(b), the Partners holding Certificates evidencing Subordinated Units may exchange such Certificates for Certificates evidencing Common Units on or after the date on which such Subordinated Units are converted into Common Units pursuant to the terms of Section 5.8.
Section 4.2     Mutilated, Destroyed, Lost or Stolen Certificates.
       (a) If any mutilated Certificate is surrendered to the Transfer Agent, the appropriate officers of the General Partner on behalf of the Partnership shall execute, and the Transfer Agent shall countersign and deliver in exchange therefor, a new Certificate evidencing the same number and type of Partnership Securities as the Certificate so surrendered.
       (b) The appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and the Transfer Agent shall countersign, a new Certificate in place of any Certificate previously issued if the Record Holder of the Certificate:

(i) makes proof by affidavit, in form and substance satisfactory to the General Partner, that a previously issued Certificate has been lost, destroyed or stolen;

(ii) requests the issuance of a new Certificate before the General Partner has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

(iii) if requested by the General Partner, delivers to the General Partner a bond, in form and substance satisfactory to the General Partner, with surety or sureties and with fixed or open penalty as the General Partner may direct to indemnify the Partnership, the Partners, the General Partner and the Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

(iv) satisfies any other reasonable requirements imposed by the General Partner.

       If a Limited Partner or Assignee fails to notify the General Partner within a reasonable period of time after he has notice of the loss, destruction or theft of a Certificate, and a transfer of the Limited Partner Interests represented by the Certificate is registered before the Partnership, the General Partner or the Transfer Agent receives such notification, the Limited Partner or Assignee shall be precluded from making any claim against the Partnership, the General Partner or the Transfer Agent for such transfer or for a new Certificate.
       (c) As a condition to the issuance of any new Certificate under this Section 4.2, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith.
Section 4.3     Record Holders.
       The Partnership shall be entitled to recognize the Record Holder as the Partner or Assignee with respect to any Partnership Interest and, accordingly, shall not be bound to recognize any equitable or other claim to, or interest in, such Partnership Interest on the part of any other Person, regardless of whether the Partnership shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Partnership Interests, as between the Partnership on the one hand, and such other Persons on the other, such representative Person (a) shall be the Partner or Assignee (as the case may be) of record and beneficially, (b) must execute and deliver a Transfer Application and (c) shall be bound by this Agreement and shall have the rights and obligations of a Partner or Assignee (as the case may be) hereunder and as, and to the extent, provided for herein.
Section 4.4     Transfer Generally.
       (a) The term “transfer,” when used in this Agreement with respect to a Partnership Interest, shall be deemed to refer to a transaction (i) by which the General Partner assigns its General Partner Units to another Person or by which a holder of Incentive Distribution Rights assigns its Incentive Distribution Rights to another Person, and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise or (ii) by which the holder of a Limited Partner Interest (other than an Incentive Distribution Right) assigns such Limited Partner Interest to another Person who is or becomes a Limited Partner or an Assignee, and includes a sale, assignment, gift, exchange or any other disposition by law or otherwise, including any transfer upon foreclosure of any pledge, encumbrance, hypothecation or mortgage.
       (b) No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article IV. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article IV shall be null and void.
       (c) Nothing contained in this Agreement shall be construed to prevent a disposition by any stockholder, member, partner or other owner of the General Partner of any or all of the shares of stock, membership interests, partnership interests or other ownership interests in the General Partner.
Section 4.5     Registration and Transfer of Limited Partner Interests.
       (a) The General Partner shall keep or cause to be kept on behalf of the Partnership a register in which, subject to such reasonable regulations as it may prescribe and subject to the provisions of Section 4.5(b), the Partnership will provide for the registration and transfer of Limited Partner

Interests. The Transfer Agent is hereby appointed registrar and transfer agent for the purpose of registering Common Units and transfers of such Common Units as herein provided. The Partnership shall not recognize transfers of Certificates evidencing Limited Partner Interests unless such transfers are effected in the manner described in this Section 4.5. Upon surrender of a Certificate for registration of transfer of any Limited Partner Interests evidenced by a Certificate, and subject to the provisions of Section 4.5(b), the appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and in the case of Common Units, the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Certificates evidencing the same aggregate number and type of Limited Partner Interests as was evidenced by the Certificate so surrendered.
       (b) Except as otherwise provided in Section 4.9, the General Partner shall not recognize any transfer of Limited Partner Interests until the Certificates evidencing such Limited Partner Interests are surrendered for registration of transfer and such Certificates are accompanied by a Transfer Application duly executed by the transferee (or the transferee’s attorney-in-fact duly authorized in writing). No charge shall be imposed by the General Partner for such transfer; provided, that as a condition to the issuance of any new Certificate under this Section 4.5, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto. No distributions or allocations will be made in respect of the Limited Partner Interests until a properly completed Transfer Application has been delivered.
       (c) Limited Partner Interests may be transferred only in the manner described in this Section 4.5. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement.
       (d) Until admitted as a Substituted Limited Partner pursuant to Section 10.2, the Record Holder of a Limited Partner Interest shall be an Assignee in respect of such Limited Partner Interest. Limited Partners may include custodians, nominees or any other individual or entity in its own or any representative capacity.
       (e) A transferee of a Limited Partner Interest who has completed and delivered a Transfer Application shall be deemed to have (i) requested admission as a Substituted Limited Partner, (ii) agreed to comply with and be bound by and to have executed this Agreement, (iii) represented and warranted that such transferee has the right, power and authority and, if an individual, the capacity to enter into this Agreement, (iv) granted the powers of attorney set forth in this Agreement and (v) given the consents and approvals and made the waivers contained in this Agreement.
       (f) The General Partner and its Affiliates shall have the right at any time to transfer their Subordinated Units and Common Units (whether issued upon conversion of the Subordinated Units or otherwise) to one or more Persons.
Section 4.6     Transfer of the General Partner’s General Partner Interest.
       (a) Subject to Section 4.6(c) below, prior to December 31, 2015, the General Partner shall not transfer all or any part of its General Partner Interest (represented by General Partner Units) to a Person unless such transfer (i) has been approved by the prior written consent or vote of the holders of at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) or (ii) is of all, but not less than all, of its General Partner Interest to (A) an Affiliate of the General Partner (other than an individual) or (B) another Person (other than an individual) in connection with the merger or consolidation of the General Partner with or into such other Person or the transfer by the General Partner of all or substantially all of its assets to such other Person.
       (b) Subject to Section 4.6(c) below, on or after December 31, 2015, the General Partner may at its option transfer all or any of its General Partner Interest without Unitholder approval.

       (c) Notwithstanding anything herein to the contrary, no transfer by the General Partner of all or any part of its General Partner Interest to another Person shall be permitted unless (i) the transferee agrees to assume the rights and duties of the General Partner under this Agreement and to be bound by the provisions of this Agreement, (ii) the Partnership receives an Opinion of Counsel that such transfer would not result in the loss of limited liability under Delaware law of any Limited Partner or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed) and (iii) such transferee also agrees to purchase all (or the appropriate portion thereof, if applicable) of the partnership or membership interest of the General Partner as the general partner or managing member, if any, of each other Group Member. In the case of a transfer pursuant to and in compliance with this Section 4.6, the transferee or successor (as the case may be) shall, subject to compliance with the terms of Section 10.3, be admitted to the Partnership as the General Partner immediately prior to the transfer of the General Partner Interest, and the business of the Partnership shall continue without dissolution.
Section 4.7     Transfer of Incentive Distribution Rights.
       Prior to December 31, 2015, a holder of Incentive Distribution Rights may transfer any or all of the Incentive Distribution Rights held by such holder without any consent of the Unitholders to (a) an Affiliate of such holder (other than an individual) or (b) another Person (other than an individual) in connection with (i) the merger or consolidation of such holder of Incentive Distribution Rights with or into such other Person, (ii) the transfer by such holder of all or substantially all of its assets to such other Person or (iii) the sale of all the ownership interests in such holder. Any other transfer of the Incentive Distribution Rights prior to December 31, 2015 shall require the prior approval of holders of at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates). On or after December 31, 2015, the General Partner or any other holder of Incentive Distribution Rights may transfer any or all of its Incentive Distribution Rights without Unitholder approval. Notwithstanding anything herein to the contrary, no transfer of Incentive Distribution Rights to another Person shall be permitted unless the transferee agrees to be bound by the provisions of this Agreement. The General Partner and any transferee or transferees of the Incentive Distribution Rights may agree in a separate instrument as to the General Partner’s exercise of its rights with respect to the Incentive Distribution Rights under Section 11.3 hereof.
Section 4.8     Restrictions on Transfers.
       (a) Except as provided in Section 4.8(d) below, but notwithstanding the other provisions of this Article IV, no transfer of any Partnership Interests shall be made if such transfer would (i) violate the then applicable federal or state securities laws or rules and regulations of the Commission, any state securities commission or any other governmental authority with jurisdiction over such transfer, (ii) terminate the existence or qualification of the Partnership under the laws of the jurisdiction of its formation, or (iii) cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed).
       (b) The General Partner may impose restrictions on the transfer of Partnership Interests if it receives an Opinion of Counsel that such restrictions are necessary to avoid a significant risk of the Partnership becoming taxable as a corporation or otherwise becoming taxable as an entity for federal income tax purposes. The General Partner may impose such restrictions by amending this Agreement; provided, however, that any amendment that would result in the delisting or suspension of trading of any class of Limited Partner Interests on the principal National Securities Exchange on which such class of Limited Partner Interests is then listed or admitted to trading must be approved, prior to such amendment being effected, by the holders of at least a majority of the Outstanding Limited Partner Interests of such class.

       (c) The transfer of a Subordinated Unit that has converted into a Common Unit shall be subject to the restrictions imposed by Section 6.7(b).
       (d) Nothing contained in this Article IV, or elsewhere in this Agreement, shall preclude the settlement of any transactions involving Partnership Interests entered into through the facilities of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading.
       (e) Each certificate evidencing Partnership Interests shall bear a conspicuous legend in substantially the following form:

THE HOLDER OF THIS SECURITY ACKNOWLEDGES FOR THE BENEFIT OF THE PARTNERSHIP THAT THIS SECURITY MAY NOT BE SOLD, OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED IF SUCH TRANSFER WOULD (A) VIOLATE THE THEN APPLICABLE FEDERAL OR STATE SECURITIES LAWS OR RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY OTHER GOVERNMENTAL AUTHORITY WITH JURISDICTION OVER SUCH TRANSFER, (B) TERMINATE THE EXISTENCE OR QUALIFICATION OF THE PARTNERSHIP UNDER THE LAWS OF THE STATE OF DELAWARE, OR (C) CAUSE THE PARTNERSHIP TO BE TREATED AS AN ASSOCIATION TAXABLE AS A CORPORATION OR OTHERWISE TO BE TAXED AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES (TO THE EXTENT NOT ALREADY SO TREATED OR TAXED). CALUMET GP LLC, THE GENERAL PARTNER OF THE PARTNERSHIP, MAY IMPOSE ADDITIONAL RESTRICTIONS ON THE TRANSFER OF THIS SECURITY IF IT RECEIVES AN OPINION OF COUNSEL THAT SUCH RESTRICTIONS ARE NECESSARY TO AVOID A SIGNIFICANT RISK OF THE PARTNERSHIP BECOMING TAXABLE AS A CORPORATION OR OTHERWISE BECOMING TAXABLE AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES. THE RESTRICTIONS SET FORTH ABOVE SHALL NOT PRECLUDE THE SETTLEMENT OF ANY TRANSACTIONS INVOLVING THIS SECURITY ENTERED INTO THROUGH THE FACILITIES OF ANY NATIONAL SECURITIES EXCHANGE ON WHICH THIS SECURITY IS LISTED OR ADMITTED TO TRADING.
Section 4.9     Citizenship Certificates; Non-citizen Assignees.
       (a) If any Group Member is or becomes subject to any federal, state or local law or regulation that the General Partner determines would create a substantial risk of cancellation or forfeiture of any property in which the Group Member has an interest based on the nationality, citizenship or other related status of a Limited Partner or Assignee, the General Partner may request any Limited Partner or Assignee to furnish to the General Partner, within 30 days after receipt of such request, an executed Citizenship Certification or such other information concerning his nationality, citizenship or other related status (or, if the Limited Partner or Assignee is a nominee holding for the account of another Person, the nationality, citizenship or other related status of such Person) as the General Partner may request. If a Limited Partner or Assignee fails to furnish to the General Partner within the aforementioned 30-day period such Citizenship Certification or other requested information or if upon receipt of such Citizenship Certification or other requested information the General Partner determines that a Limited Partner or Assignee is not an Eligible Citizen, the Limited Partner Interests owned by such Limited Partner or Assignee shall be subject to redemption in accordance with the provisions of Section 4.10. In addition, the General Partner may require that the status of any such Limited Partner or Assignee be changed to that of a Non-citizen Assignee and, thereupon, the General Partner shall be substituted for such Non-citizen Assignee as the Limited Partner in respect of the Non-citizen Assignee’s Limited Partner Interests.
       (b) The General Partner shall, in exercising voting rights in respect of Limited Partner Interests held by it on behalf of Non-citizen Assignees, distribute the votes in the same ratios as the votes of Partners (including the General Partner) in respect of Limited Partner Interests other than those of Non-citizen Assignees are cast, either for, against or abstaining as to the matter.

       (c) Upon dissolution of the Partnership, a Non-citizen Assignee shall have no right to receive a distribution in kind pursuant to Section 12.4 but shall be entitled to the cash equivalent thereof, and the Partnership shall provide cash in exchange for an assignment of the Non-citizen Assignee’s share of any distribution in kind. Such payment and assignment shall be treated for Partnership purposes as a purchase by the Partnership from the Non-citizen Assignee of his Limited Partner Interest (representing his right to receive his share of such distribution in kind).
       (d) At any time after he can and does certify that he has become an Eligible Citizen, a Non-citizen Assignee may, upon application to the General Partner, request admission as a Substituted Limited Partner with respect to any Limited Partner Interests of such Non-citizen Assignee not redeemed pursuant to Section 4.10, and upon his admission pursuant to Section 10.2, the General Partner shall cease to be deemed to be the Limited Partner in respect of the Non-citizen Assignee’s Limited Partner Interests.
Section 4.10     Redemption of Partnership Interests of Non-citizen Assignees.
       (a) If at any time a Limited Partner or Assignee fails to furnish a Citizenship Certification or other information requested within the 30-day period specified in Section 4.9(a), or if upon receipt of such Citizenship Certification or other information the General Partner determines, with the advice of counsel, that a Limited Partner or Assignee is not an Eligible Citizen, the Partnership may, unless the Limited Partner or Assignee establishes to the satisfaction of the General Partner that such Limited Partner or Assignee is an Eligible Citizen or has transferred his Partnership Interests to a Person who is an Eligible Citizen and who furnishes a Citizenship Certification to the General Partner prior to the date fixed for redemption as provided below, redeem the Limited Partner Interest of such Limited Partner or Assignee as follows:

(i) The General Partner shall, not later than the 30th day before the date fixed for redemption, give notice of redemption to the Limited Partner or Assignee, at his last address designated on the records of the Partnership or the Transfer Agent, by registered or certified mail, postage prepaid. The notice shall be deemed to have been given when so mailed. The notice shall specify the Redeemable Interests, the date fixed for redemption, the place of payment, that payment of the redemption price will be made upon surrender of the Certificate evidencing the Redeemable Interests and that on and after the date fixed for redemption no further allocations or distributions to which the Limited Partner or Assignee would otherwise be entitled in respect of the Redeemable Interests will accrue or be made.

(ii) The aggregate redemption price for Redeemable Interests shall be an amount equal to the Current Market Price (the date of determination of which shall be the date fixed for redemption) of Limited Partner Interests of the class to be so redeemed multiplied by the number of Limited Partner Interests of each such class included among the Redeemable Interests. The redemption price shall be paid, as determined by the General Partner, in cash or by delivery of a promissory note of the Partnership in the principal amount of the redemption price, bearing interest at the rate of 10% annually and payable in three equal annual installments of principal together with accrued interest, commencing one year after the redemption date.

(iii) Upon surrender by or on behalf of the Limited Partner or Assignee, at the place specified in the notice of redemption, of the Certificate evidencing the Redeemable Interests, duly endorsed in blank or accompanied by an assignment duly executed in blank, the Limited Partner or Assignee or his duly authorized representative shall be entitled to receive the payment therefor.

(iv) After the redemption date, Redeemable Interests shall no longer constitute issued and Outstanding Limited Partner Interests.

       (b) The provisions of this Section 4.10 shall also be applicable to Limited Partner Interests held by a Limited Partner or Assignee as nominee of a Person determined to be other than an Eligible Citizen.
       (c) Nothing in this Section 4.10 shall prevent the recipient of a notice of redemption from transferring his Limited Partner Interest before the redemption date if such transfer is otherwise permitted under this Agreement. Upon receipt of notice of such a transfer, the General Partner shall withdraw the notice of redemption, provided the transferee of such Limited Partner Interest certifies to the satisfaction of the General Partner in a Citizenship Certification delivered in connection with the Transfer Application that he is an Eligible Citizen. If the transferee fails to make such certification, such redemption shall be effected from the transferee on the original redemption date.
ARTICLE V
CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS
Section 5.1     Organizational Contributions.
       In connection with the formation of the Partnership under the Delaware Act, the General Partner made an initial Capital Contribution to the Partnership in the amount of $20.00, for a 2% General Partner Interest in the Partnership and has been admitted as the General Partner of the Partnership, and the Organizational Limited Partners made an aggregate initial Capital Contribution to the Partnership in the amount of $980.00 for a 98% Limited Partner Interest in the Partnership and have been admitted as Limited Partners of the Partnership. As of the Closing Date, the interest of the Organizational Limited Partners shall be redeemed as provided in the Contribution Agreement; and the initial Capital Contribution of the Organizational Limited Partners shall thereupon be refunded. Ninety-eight percent of any interest or other profit that may have resulted from the investment or other use of such initial Capital Contributions shall be allocated and distributed to the Organizational Limited Partners, and the balance thereof shall be allocated and distributed to the General Partner.
Section 5.2     Contributions by the General Partner and its Affiliates.
       (a) On the Closing Date and pursuant to the Contribution Agreement: (i) the General Partner shall contribute to the Partnership, as a Capital Contribution, all of its ownership interests in Calumet Lubricants Co., Limited Partnership in exchange for (A) the 2% General Partner Interest, subject to all of the rights, privileges and duties of the General Partner under this Agreement and (B) the Incentive Distribution Rights; (ii)                     shall contribute to the Partnership, as a Capital Contribution, all of its ownership interests in Calumet Lubricants Co., Limited Partnership in exchange for (A)                      Common Units and (B)                      Subordinated Units; (iii)  shall contribute to the Partnership, as a Capital Contribution, all of its ownership interests in Calumet Lubricants Co., Limited Partnership in exchange for (A)                      Common Units and (B)                      Subordinated Units; (iv)  shall contribute to the Partnership, as a Capital Contribution, all of its ownership interests in Calumet Lubricants Co., Limited Partnership in exchange for (A)                      Common Units and (B)                      Subordinated Units; and (v)  shall contribute to the Partnership, as a Capital Contribution, all of its ownership interests in Calumet Lubricants Co., Limited Partnership in exchange for (A)                      Common Units and (B)                      Subordinated Units.
       (b) Upon the issuance of any additional Limited Partner Interests by the Partnership (other than the Common Units issued in the Initial Offering, the Common Units issued pursuant to the Over-Allotment Option and the Common Units and Subordinated Units issued pursuant to Section 5.2(a)), the General Partner may, in exchange for a proportionate number of General Partner Units, make additional Capital Contributions in an amount equal to the product obtained by multiplying (i) the quotient determined by dividing (A) the General Partner’s Percentage Interest by (B) 100 less the

General Partner’s Percentage Interest times (ii) the amount contributed to the Partnership by the Limited Partners in exchange for such additional Limited Partner Interests. Except as set forth in Article XII, the General Partner shall not be obligated to make any additional Capital Contributions to the Partnership.
Section 5.3     Contributions by Initial Limited Partners.
       (a) On the Closing Date and pursuant to the Underwriting Agreement, each Underwriter shall contribute to the Partnership cash in an amount equal to the Issue Price per Initial Common Unit, multiplied by the number of Common Units specified in the Underwriting Agreement to be purchased by such Underwriter at the Closing Date. In exchange for such Capital Contributions by the Underwriters, the Partnership shall issue Common Units to each Underwriter on whose behalf such Capital Contribution is made in an amount equal to the quotient obtained by dividing (i) the cash contribution to the Partnership by or on behalf of such Underwriter by (ii) the Issue Price per Initial Common Unit.
       (b) Upon the exercise of the Over-Allotment Option, each Underwriter shall contribute to the Partnership cash in an amount equal to the Issue Price per Initial Common Unit, multiplied by the number of Common Units to be purchased by such Underwriter at the Option Closing Date. In exchange for such Capital Contributions by the Underwriters, the Partnership shall issue Common Units to each Underwriter on whose behalf such Capital Contribution is made in an amount equal to the quotient obtained by dividing (i) the cash contributions to the Partnership by or on behalf of such Underwriter by (ii) the Issue Price per Initial Common Unit.
       (c) No Limited Partner Interests will be issued or issuable as of or at the Closing Date other than (i) the Common Units issuable pursuant to subparagraph (a) hereof in aggregate number equal to 6,400,000, (ii) the “Option Units” as such term is used in the Underwriting Agreement in an aggregate number up to 960,000 issuable upon exercise of the Over-Allotment Option pursuant to subparagraph (b) hereof, (iii) the 13,066,000 Subordinated Units issuable to pursuant to Section 5.2 hereof, (iv) the 5,706,000 Common Units issuable pursuant to Section 5.2 hereof, and (v) the Incentive Distribution Rights.
Section 5.4     Interest and Withdrawal.
       No interest shall be paid by the Partnership on Capital Contributions. No Partner or Assignee shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon termination of the Partnership may be considered as such by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Partner or Assignee shall have priority over any other Partner or Assignee either as to the return of Capital Contributions or as to profits, losses or distributions. Any such return shall be a compromise to which all Partners and Assignees agree within the meaning of Section 17-502(b) of the Delaware Act.
Section 5.5     Capital Accounts.
       (a) The Partnership shall maintain for each Partner (or a beneficial owner of Partnership
Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method acceptable to the General Partner) owning a Partnership Interest a separate Capital Account with respect to such Partnership Interest in accordance with the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). Such Capital Account shall be increased by (i) the amount of all Capital Contributions made to the Partnership with respect to such Partnership Interest and (ii) all items of Partnership income and gain (including income and gain exempt from tax) computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1, and decreased by (x) the amount of cash or Net Agreed Value of all actual and deemed distributions of cash or property made with respect to such Partnership Interest and (y) all items of Partnership deduction and loss computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1.
       (b) For purposes of computing the amount of any item of income, gain, loss or deduction which is to be allocated pursuant to Article VI and is to be reflected in the Partners’ Capital Accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for federal income tax purposes (including any method of depreciation, cost recovery or amortization used for that purpose), provided, that:

(i) Solely for purposes of this Section 5.5, the Partnership shall be treated as owning directly its proportionate share (as determined by the General Partner based upon the provisions of the applicable Group Member Agreement) of all property owned by any other Group Member that is classified as a partnership for federal income tax purposes.

(ii) All fees and other expenses incurred by the Partnership to promote the sale of (or to sell) a Partnership Interest that can neither be deducted nor amortized under Section 709 of the Code, if any, shall, for purposes of Capital Account maintenance, be treated as an item of deduction at the time such fees and other expenses are incurred and shall be allocated among the Partners pursuant to Section 6.1.

(iii) Except as otherwise provided in Treasury Regulation Section 1.704-1(b)(2)(iv)(m), the computation of all items of income, gain, loss and deduction shall be made without regard to any election under Section 754 of the Code which may be made by the Partnership and, as to those items described in Section 705(a)(1)(B) or 705(a)(2)(B) of the Code, without regard to the fact that such items are not includable in gross income or are neither currently deductible nor capitalized for federal income tax purposes. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment in the Capital Accounts shall be treated as an item of gain or loss.

(iv) Any income, gain or loss attributable to the taxable disposition of any Partnership property shall be determined as if the adjusted basis of such property as of such date of disposition were equal in amount to the Partnership’s Carrying Value with respect to such property as of such date.

(v) In accordance with the requirements of Section 704(b) of the Code, any deductions for depreciation, cost recovery or amortization attributable to any Contributed Property shall be determined as if the adjusted basis of such property on the date it was acquired by the Partnership were equal to the Agreed Value of such property. Upon an adjustment pursuant to Section 5.5(d) to the Carrying Value of any Partnership property subject to depreciation, cost recovery or amortization, any further deductions for such depreciation, cost recovery or amortization attributable to such property shall be determined (A) as if the adjusted basis of such property were equal to the Carrying Value of such property immediately following such adjustment and (B) using a rate of depreciation, cost recovery or amortization derived from the same method and useful life (or, if applicable, the remaining useful life) as is applied for federal income tax purposes; provided, however, that, if the asset has a zero adjusted basis for federal income tax purposes, depreciation, cost recovery or amortization deductions shall be determined using any method that the General Partner may adopt.

(vi) If the Partnership’s adjusted basis in a depreciable or cost recovery property is reduced for federal income tax purposes pursuant to Section 48(q)(1) or 48(q)(3) of the Code, the amount of such reduction shall, solely for purposes hereof, be deemed to be an additional depreciation or cost recovery deduction in the year such property is placed in service and shall be allocated among the Partners pursuant to Section 6.1. Any restoration of such basis pursuant to Section 48(q)(2) of the Code shall, to the extent possible, be allocated in the same manner to the Partners to whom such deemed deduction was allocated.

       (c) (i) A transferee of a Partnership Interest shall succeed to a pro rata portion of the Capital Account of the transferor relating to the Partnership Interest so transferred.

(ii) Subject to Section 6.7(c), immediately prior to the transfer of a Subordinated Unit or of a Subordinated Unit that has converted into a Common Unit pursuant to Section 5.8 by a holder thereof (other than a transfer to an Affiliate unless the General Partner elects to have this subparagraph 5.5(c)(ii) apply), the Capital Account maintained for such Person with respect to its Subordinated Units or converted Subordinated Units will (A) first, be allocated to the Subordinated Units or converted Subordinated Units to be transferred in an amount equal to the product of (x) the number of such Subordinated Units or converted Subordinated Units to be transferred and (y) the Per Unit Capital Amount for a Common Unit, and (B) second, any remaining balance in such Capital Account will be retained by the transferor, regardless of whether it has retained any Subordinated Units or converted Subordinated Units (“Retained Converted Subordinated Units”). Following any such allocation, the transferor’s Capital Account, if any, maintained with respect to the retained Subordinated Units or Retained Converted Subordinated Units, if any, will have a balance equal to the amount allocated under clause (B) hereinabove, and the transferee’s Capital Account established with respect to the transferred Subordinated Units or converted Subordinated Units will have a balance equal to the amount allocated under clause (A) hereinabove.
       (d) (i) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), on an issuance of additional Partnership Interests for cash or Contributed Property, the issuance of Partnership Interests as consideration for the provision of services or the conversion of the General Partner’s Combined Interest to Common Units pursuant to Section 11.3(b), the Capital Account of all Partners and the Carrying Value of each Partnership property immediately prior to such issuance shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized on an actual sale of each such property immediately prior to such issuance and had been allocated to the Partners at such time pursuant to Section 6.1 in the same manner as any item of gain or loss actually recognized during such period would have been allocated. In determining such Unrealized Gain or Unrealized Loss, the aggregate cash amount and fair market value of all Partnership assets (including cash or cash equivalents) immediately prior to the issuance of additional Partnership Interests shall be determined by the General Partner using such method of valuation as it may adopt; provided, however, that the General Partner, in arriving at such valuation, must take fully into account the fair market value of the Partnership Interests of all Partners at such time. The General Partner shall allocate such aggregate value among the assets of the Partnership (in such manner as it determines) to arrive at a fair market value for individual properties.

(ii) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), immediately prior to any actual or deemed distribution to a Partner of any Partnership property (other than a distribution of cash that is not in redemption or retirement of a Partnership Interest), the Capital Accounts of all Partners and the Carrying Value of all Partnership property shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized in a sale of such property immediately prior to such distribution for an amount equal to its fair market value, and had been allocated to the Partners, at such time, pursuant to Section 6.1 in the same manner as any item of gain or loss actually recognized during such period would have been allocated. In determining such Unrealized Gain or Unrealized Loss the aggregate cash amount and fair market value of all Partnership assets (including cash or cash equivalents) immediately prior to a distribution shall (A) in the case of an actual distribution that is not made pursuant to Section 12.4 or in the case of a deemed distribution, be determined and allocated in the same manner as that provided in Section 5.5(d)(i) or (B) in the case of a liquidating distribution pursuant to Section 12.4, be determined and allocated by the Liquidator using such method of valuation as it may adopt.

Section 5.6     Issuances of Additional Partnership Securities.
       (a) Subject to Section 5.7, the Partnership may issue additional Partnership Securities and options, rights, warrants and appreciation rights relating to the Partnership Securities for any Partnership purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as the General Partner shall determine, all without the approval of any Limited Partners.
       (b) Each additional Partnership Security authorized to be issued by the Partnership pursuant to Section 5.6(a) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Partnership Securities), as shall be fixed by the General Partner, including (i) the right to share in Partnership profits and losses or items thereof; (ii) the right to share in Partnership distributions; (iii) the rights upon dissolution and liquidation of the Partnership; (iv) whether, and the terms and conditions upon which, the Partnership may or shall be required to redeem the Partnership Security (including sinking fund provisions); (v) whether such Partnership Security is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which each Partnership Security will be issued, evidenced by certificates and assigned or transferred; (vii) the method for determining the Percentage Interest as to such Partnership Security; and (viii) the right, if any, of each such Partnership Security to vote on Partnership matters, including matters relating to the relative rights, preferences and privileges of such Partnership Security.
       (c) The General Partner shall take all actions that it determines to be necessary or appropriate in connection with (i) each issuance of Partnership Securities and options, rights, warrants and appreciation rights relating to Partnership Securities pursuant to this Section 5.6, (ii) the conversion of the General Partner Interest (represented by General Partner Units) or any Incentive Distribution Rights into Units pursuant to the terms of this Agreement, (iii) the admission of Additional Limited Partners and (iv) all additional issuances of Partnership Securities. The General Partner shall determine the relative rights, powers and duties of the holders of the Units or other Partnership Securities being so issued. The General Partner shall do all things necessary to comply with the Delaware Act and is authorized and directed to do all things that it determines to be necessary or appropriate in connection with any future issuance of Partnership Securities or in connection with the conversion of the General Partner Interest or any Incentive Distribution Rights into Units pursuant to the terms of this Agreement, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency or any National Securities Exchange on which the Units or other Partnership Securities are listed or admitted to trading.
Section 5.7     Limitations on Issuance of Additional Partnership Securities.
       Except as otherwise specified in this Section 5.7, the issuance of Partnership Securities pursuant to Section 5.6 shall be subject to the following restrictions and limitations:

(a) Unless approved by the holders of a Unit Majority, during the Subordination Period, the Partnership shall not issue (and shall not issue any options, rights, warrants or appreciation rights relating to) an aggregate of more than 6,533,000 additional Parity Units. In applying this limitation, there shall be excluded Common Units and other Parity Units issued (i) pursuant to Sections 5.2(a) and 5.3(a), (ii) in accordance with Sections 5.7(b), 5.7(d), 5.7(e), 5.7(f) or 5.7(g), (iii) upon conversion of Subordinated Units pursuant to Section 5.8, (iv) upon conversion of the General Partner Interest or any Incentive Distribution Rights pursuant to Section 11.3(b), (v) pursuant to the employee benefit plans of the General Partner, the Partnership or any other Group Member, (vi) upon a conversion or exchange of Parity Units issued after the date hereof into Common Units or other Parity Units; provided that the total amount of Available Cash required to pay the aggregate Minimum Quarterly Distribution on all Common Units and all Parity Units does not increase as a result of this conversion or exchange, and (vii) in the event of a combination or subdivision of Common Units.

(b) Without the prior approval of the Limited Partners, during the Subordination Period, the Partnership may issue an unlimited number of Parity Units if such issuance occurs (i) in connection with an Acquisition or Capital Improvement or (ii) within 365 days of, and the net proceeds from such issuance are used to repay debt incurred in connection with, or to replenish cash reserves to the extent drawn down in connection with, an Acquisition or Capital Improvement, in each case where such Acquisition or Capital Improvement involves assets that, if acquired (or in the case of a Capital Improvement, put into commercial service) by the Partnership as of the date that is one year prior to the first day of the Quarter in which such Acquisition was consummated or such Capital Improvement was put into commercial service (“One Year Test Period”), would have resulted, in the General Partner’s determination, in an increase in:

(A) the amount of Adjusted Operating Surplus generated by the Partnership on a per-Unit basis (for all Outstanding Units) with respect to the One Year Test Period, on an estimated pro forma basis (as described below), as compared to

(B) the actual amount of Adjusted Operating Surplus generated by the Partnership on a per-Unit basis (for all Outstanding Units) with respect to the One Year Test Period, as adjusted as provided below.

The General Partner shall determine the amount in clause (A) above using such assumptions as it believes are reasonable. There shall be excluded from the amount in clause (B) above any Operating Surplus attributable to such Acquisition or Capital Improvement (regardless of whether such Operating Surplus is positive or negative). The number of Units deemed to be Outstanding for the purpose of calculating the amount in clause (B) above shall be the weighted average number of Units Outstanding during the One Year Test Period and shall exclude the Units issued or to be issued in connection with such Acquisition or Capital Improvement or within 365 days of such Acquisition or Capital Improvement where the net proceeds from such issuance are used to repay debt incurred, or to replenish cash reserves to the extent drawn down, in connection with such Acquisition or Capital Improvement. For the purposes of this Section 5.7(b), the term “debt” shall be deemed to include the indebtedness used to extend, refinance, renew, replace or defease debt originally incurred in connection with an Acquisition or Capital Improvement; provided, that, the amount of such indebtedness does not exceed the principal sum of, plus accrued interest on and any prepayment penalty with respect to, the indebtedness so extended, refinanced, renewed, replaced or defeased.

(c) Unless approved by the holders of a Unit Majority, during the Subordination Period the Partnership shall not issue any additional Partnership Securities (or options, rights, warrants or appreciation rights related thereto) (i) that are entitled in any Quarter to receive in respect of the Subordination Period any distribution of Available Cash from Operating Surplus before the Common Units and any Parity Units have received (or amounts have been set aside for payment of) the Minimum Quarterly Distribution and any Cumulative Common Unit Arrearage for such Quarter or (ii) that are entitled to allocations in respect of the Subordination Period of Net Termination Gain before the Common Units and any Parity Units have been allocated Net Termination Gain pursuant to Section 6.1(c)(i)(B).

(d) Without the prior approval of the Limited Partners, during the Subordination Period the Partnership may issue additional Partnership Securities (or options, rights, warrants or appreciation rights related thereto) (i) that are not entitled in any Quarter during the Subordination Period to receive any distributions of Available Cash from Operating Surplus until after the Common Units and any Parity Units have received (or amounts have been set aside for payment of) the Minimum Quarterly Distribution and any Cumulative Common Unit Arrearage for such Quarter and (ii) that are not entitled to allocations in respect of the Subordination Period of Net Termination Gain until after the Common Units and Parity Units have been allocated Net Termination Gain pursuant to Section 6.1(c)(i)(B), even if (A) the amount of Available Cash from Operating Surplus to which each such Partnership Security is entitled to receive after the Minimum Quarterly Distribution and any Cumulative Common Unit Arrearage have been paid or set aside for payment on the Common Units exceeds the Minimum Quarterly Distribution or (B) the amount of Net Termination Gain to be allocated to such Partnership Security after Net Termination Gain has been allocated to any Common Units and Parity Units pursuant to Section 6.1(c)(i)(B) exceeds the amount of such Net Termination Gain to be allocated to each Common Unit or Parity Unit.

(e) Without the prior approval of the Limited Partners, during the Subordination Period the Partnership may issue an unlimited number of Parity Units if the proceeds from such issuance are used exclusively to repay indebtedness of a Group Member where the aggregate amount of distributions that would have been paid with respect to such newly issued Units, plus the related distributions on the General Partner Interest in the Partnership in respect of the four-Quarter period ending prior to the first day of the Quarter in which the issuance is to be consummated (assuming such newly issued Parity Units had been Outstanding throughout such period and that distributions equal to the distributions that were actually paid on the Outstanding Units during the period were paid on such newly issued Parity Units) would not have exceeded the interest costs actually incurred during such period on the indebtedness that is to be repaid (or, if such indebtedness was not outstanding throughout the entire period, would have been incurred had such indebtedness been outstanding for the entire period). In the event that the Partnership is required to pay a prepayment penalty in connection with the repayment of such indebtedness, for purposes of the foregoing test, the number of Parity Units issued to repay such indebtedness shall be deemed increased by the number of Parity Units that would need to be issued to pay such penalty.

(f) Without the prior approval of the Limited Partners, during the Subordination Period the Partnership may issue an unlimited number of Parity Units if the net proceeds of such issuance are used to redeem an equal number of Parity Units at a price per unit equal to the net proceeds per unit, before expenses, that the Partnership receives from such issuance.

(g) Without the prior approval of the Limited Partners, during the Subordination Period the Partnership may issue, in connection with Acquisitions that have not been completed or Capital Improvements that have not Commenced Commercial Service, or both, an amount of Parity Units not to exceed the number of Parity Units then available for issuance without Unitholder approval pursuant to Section 5.7(a) (such number of Parity Units then available for issuance, the “Remaining Basket Amount”).

The following shall apply with respect to issuances of Parity Units pursuant to this Section 5.7(g):

(i) With respect to such issuance, the aggregate number of Parity Units to be issued (including Parity Units to be issued upon the exercise of an underwriters’ over-allotment or other similar option) shall be deemed to have been issued from, and charged against, the Remaining Basket Amount; provided, however, that in considering the Parity Units to be issued upon the exercise of an underwriters’ over-allotment or other similar option, only the number of Parity Units actually issued pursuant to such option on or prior to the expiration of such option will be deemed to have been issued from, and charged against, the Remaining Basket Amount.

(ii) With respect to Parity Units to be issued (including Parity Units to be issued upon the exercise of an underwriters’ over-allotment or other similar option) in connection with an Acquisition that has not been completed:

(1) Such Acquisition shall have been specifically identified in the prospectus or prospectus supplement filed, or other offering document used, in connection with the offer and sale of such Parity Units as a proposed Acquisition for which the net proceeds from the sale of such Parity Units will be used if such Acquisition is completed.

(2) Upon completion of such Acquisition and application of the net proceeds received from the sale of such Parity Units to finance such Acquisition, the provisions of clause (i) above shall not apply and the Parity Units issued (including Parity Units issued upon the exercise of an underwriters’ over-allotment or other similar option) in connection with such Acquisition shall not be deemed to have been issued from, and charged against, the Remaining Basket Amount; provided, however, that such Acquisition would have resulted, on an estimated pro forma basis, in an increase in the amount of Adjusted Operating Surplus per Unit (such amount shall be calculated as set forth in Section 5.7(b) and such calculation is referred to in this Section 5.7(g) as the “Accretion Test”).

(3) The Accretion Test in subclause (2) above shall be performed immediately following completion of such Acquisition and in accordance with Section 5.7(b).

(iii) With respect to Parity Units to be issued (including Parity Units to be issued upon the exercise of an underwriters’ over-allotment or other similar option) in connection with a Capital Improvement that has not Commenced Commercial Service:

(1) Such Capital Improvement shall have been specifically identified in the prospectus or prospectus supplement filed, or other offering document used, in connection with the offer and sale of such Parity Units as a Capital Improvement for which the net proceeds from the sale of such Parity Units will used to finance such Capital Improvement.

(2) Upon such Capital Improvement having Commenced Commercial Service and provided the net proceeds from the sale of such Parity Units have been used to finance such Capital Improvement, the provisions of clause (i) above shall not apply and the Parity Units issued (including Parity Units issued upon the exercise of an underwriters’ over-allotment or other similar option) in connection with such Capital Improvement shall not be deemed to have been issued from, and charged against, the Remaining Basket Amount; provided, however, that such Capital Improvement meets the Accretion Test.

(3) The Accretion Test in clause (2) above shall be performed immediately following Commencement of Commercial Service and in accordance with Section 5.7(b).

(h) No fractional Units shall be issued by the Partnership.
Section 5.8     Conversion of Subordinated Units.
       (a) All Subordinated Units shall convert into Common Units on a one-for-one basis on the second Business Day following the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of the final Quarter of the Subordination Period.
       (b) Notwithstanding any other provision of this Agreement, all the Subordinated Units will automatically convert into Common Units on a one-for-one basis as set forth in, and pursuant to the terms of, Section 11.4.

       (c) A Subordinated Unit that has converted into a Common Unit shall be subject to the provisions of Section 6.7(b).
Section 5.9     Limited Preemptive Right.
       Except as provided in this Section 5.9 and in Section 5.2, no Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Partnership Security, whether unissued, held in the treasury or hereafter created. The General Partner shall have the right, which it may from time to time assign in whole or in part to any of its Affiliates, to purchase Partnership Securities from the Partnership whenever, and on the same terms that, the Partnership issues Partnership Securities to Persons other than the General Partner and its Affiliates, to the extent necessary to maintain the Percentage Interests of the General Partner and its Affiliates equal to that which existed immediately prior to the issuance of such Partnership Securities.
Section 5.10     Splits and Combinations.
       (a) Subject to Sections 5.10(d), 6.6 and 6.9 (dealing with adjustments of distribution levels), the Partnership may make a Pro Rata distribution of Partnership Securities to all Record Holders or may effect a subdivision or combination of Partnership Securities so long as, after any such event, each Partner shall have the same Percentage Interest in the Partnership as before such event, and any amounts calculated on a per Unit basis (including any Common Unit Arrearage or Cumulative Common Unit Arrearage) or stated as a number of Units (including the number of additional Parity Units remaining to be issued pursuant to Section 5.7 without a Unitholder vote) are proportionately adjusted.
       (b) Whenever such a distribution, subdivision or combination of Partnership Securities is declared, the General Partner shall select a Record Date as of which the distribution, subdivision or combination shall be effective and shall send notice thereof at least 20 days prior to such Record Date to each Record Holder as of a date not less than 10 days prior to the date of such notice. The General Partner also may cause a firm of independent public accountants selected by it to calculate the number of Partnership Securities to be held by each Record Holder after giving effect to such distribution, subdivision or combination. The General Partner shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.
       (c) Promptly following any such distribution, subdivision or combination, the Partnership may issue Certificates to the Record Holders of Partnership Securities as of the applicable Record Date representing the new number of Partnership Securities held by such Record Holders, or the General Partner may adopt such other procedures that it determines to be necessary or appropriate to reflect such changes. If any such combination results in a smaller total number of Partnership Securities Outstanding, the Partnership shall require, as a condition to the delivery to a Record Holder of such new Certificate, the surrender of any Certificate held by such Record Holder immediately prior to such Record Date.
       (d) The Partnership shall not issue fractional Units upon any distribution, subdivision or combination of Units. If a distribution, subdivision or combination of Units would result in the issuance of fractional Units but for the provisions of Section 5.7(h) and this Section 5.10(d), each fractional Unit shall be rounded to the nearest whole Unit (and a 0.5 Unit shall be rounded to the next higher Unit).

Section 5.11	Fully Paid and Non-Assessable Nature of Limited Partner Interests.
       All Limited Partner Interests issued pursuant to, and in accordance with the requirements of, this Article V shall be fully paid and non-assessable Limited Partner Interests in the Partnership, except as such non-assessability may be affected by Section 17-607 of the Delaware Act.

ARTICLE VI
ALLOCATIONS AND DISTRIBUTIONS
Section 6.1     Allocations for Capital Account Purposes.
       For purposes of maintaining the Capital Accounts and in determining the rights of the Partners among themselves, the Partnership’s items of income, gain, loss and deduction (computed in accordance with Section 5.5(b)) shall be allocated among the Partners in each taxable year (or portion thereof) as provided herein below.
       (a) Net Income. After giving effect to the special allocations set forth in Section 6.1(d), Net Income for each taxable year and all items of income, gain, loss and deduction taken into account in computing Net Income for such taxable year shall be allocated as follows:

(i) First, 100% to the General Partner, in an amount equal to the aggregate Net Losses allocated to the General Partner pursuant to Section 6.1(b)(iii) for all previous taxable years until the aggregate Net Income allocated to the General Partner pursuant to this Section 6.1(a)(i) for the current taxable year and all previous taxable years is equal to the aggregate Net Losses allocated to the General Partner pursuant to Section 6.1(b)(iii) for all previous taxable years;

(ii) Second, 100% to the General Partner and the Unitholders, in accordance with their respective Percentage Interests, until the aggregate Net Income allocated to such Partners pursuant to this Section 6.1(a)(ii) for the current taxable year and all previous taxable years is equal to the aggregate Net Losses allocated to such Partners pursuant to Section 6.1(b)(ii) for all previous taxable years; and

(iii) Third, the balance, if any, 100% to the General Partner and to the Unitholders, in accordance with their respective Percentage Interests.
       (b) Net Losses. After giving effect to the special allocations set forth in Section 6.1(d), Net Losses for each taxable period and all items of income, gain, loss and deduction taken into account in computing Net Losses for such taxable period shall be allocated as follows:

(i) First, 100% to the General Partner and the Unitholders, in accordance with their respective Percentage Interests, until the aggregate Net Losses allocated pursuant to this Section 6.1(b)(i) for the current taxable year and all previous taxable years is equal to the aggregate Net Income allocated to such Partners pursuant to Section 6.1(a)(iii) for all previous taxable years, provided that the Net Losses shall not be allocated pursuant to this Section 6.1(b)(i) to the extent that such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable year (or increase any existing deficit balance in its Adjusted Capital Account);

(ii) Second, 100% to the General Partner and the Unitholders, in accordance with their respective Percentage Interests; provided, that Net Losses shall not be allocated pursuant to this Section 6.1(b)(ii) to the extent that such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable year (or increase any existing deficit balance in its Adjusted Capital Account); and

(iii) Third, the balance, if any, 100% to the General Partner.
       (c) Net Termination Gains and Losses. After giving effect to the special allocations set forth in Section 6.1(d), all items of income, gain, loss and deduction taken into account in computing Net Termination Gain or Net Termination Loss for such taxable period shall be allocated in the same manner as such Net Termination Gain or Net Termination Loss is allocated hereunder. All allocations under this Section 6.1(c) shall be made after Capital Account balances have been adjusted by all other allocations provided under this Section 6.1 and after all distributions of Available Cash provided under Sections 6.4 and 6.5 have been made; provided, however, that solely for purposes of this Section 6.1(c), Capital Accounts shall not be adjusted for distributions made pursuant to Section 12.4.

(i) If a Net Termination Gain is recognized (or deemed recognized pursuant to Section 5.5(d)), such Net Termination Gain shall be allocated among the Partners in the following manner (and the Capital Accounts of the Partners shall be increased by the amount so allocated in each of the following subclauses, in the order listed, before an allocation is made pursuant to the next succeeding subclause):

(A) First, to each Partner having a deficit balance in its Capital Account, in the proportion that such deficit balance bears to the total deficit balances in the Capital Accounts of all Partners, until each such Partner has been allocated Net Termination Gain equal to any such deficit balance in its Capital Account;

(B) Second, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Common Units, their Pro Rata share of a percentage equal to 100% less the General Partner’s Percentage Interest, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Initial Unit Price, (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(i) or (b)(i) with respect to such Common Unit for such Quarter (the amount determined pursuant to this clause (2) is hereinafter defined as the “Unpaid MQD”) and (3) any then existing Cumulative Common Unit Arrearage;

(C) Third, if such Net Termination Gain is recognized (or is deemed to be recognized) prior to the conversion of the last Outstanding Subordinated Unit, (x) to the General Partner in accordance with its Percentage Interest and (y) all Unitholders holding Subordinated Units, their Pro Rata share of a percentage equal to 100% less the General Partner’s Percentage Interest, until the Capital Account in respect of each Subordinated Unit then Outstanding equals the sum of (1) its Unrecovered Initial Unit Price, determined for the taxable year (or portion thereof) to which this allocation of gain relates, and (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(iii) with respect to such Subordinated Unit for such Quarter;

(D) Fourth, 100% to the General Partner and all Unitholders in accordance with their respective Percentage Interests, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Initial Unit Price, (2) the Unpaid MQD, (3) any then existing Cumulative Common Unit Arrearage, and (4) the excess of (aa) the First Target Distribution less the Minimum Quarterly Distribution for each Quarter of the Partnership’s existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Sections 6.4(a)(iv) and 6.4(b)(ii) (the sum of (1), (2), (3) and (4) is hereinafter defined as the “First Liquidation Target Amount”);

(E) Fifth, (x) to the General Partner in accordance with its Percentage Interest, (y) 13% to the holders of the Incentive Distribution Rights, Pro Rata, and (z) to all Unitholders, their Pro Rata share of a percentage equal to 100% less the sum of the percentages applicable to subclause (x) and (y) of this clause (E), until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the First Liquidation Target Amount, and (2) the excess of (aa) the Second Target Distribution less the First Target Distribution for each Quarter of the Partnership’s existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Sections 6.4(a)(v) and 6.4(b)(iii) (the sum of (1) and (2) is hereinafter defined as the “Second Liquidation Target Amount”);

(F) Sixth, (x) to the General Partner in accordance with its Percentage Interest, (y) 23% to the holders of the Incentive Distribution Rights, Pro Rata, and (z) to all Unitholders, their Pro Rata share of a percentage equal to 100% less the sum of the percentages applicable to subclause (x) and (y) of this clause (F), until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the Second Liquidation Target Amount, and (2) the excess of (aa) the Third Target Distribution less the Second Target Distribution for each Quarter of the Partnership’s existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Sections 6.4(a)(vi) and 6.4(b)(iv) (the sum of (1) and (2) is hereinafter defined as the “Third Liquidation Target Amount”); and

(G) Finally, (x) to the General Partner in accordance with its Percentage Interest, (y) 48% to the holders of the Incentive Distribution Rights, Pro Rata, and (z) to all Unitholders, their Pro Rata share of a percentage equal to 100% less the sum of the percentages applicable to subclause (x) and (y) of this clause (G).

(ii) If a Net Termination Loss is recognized (or deemed recognized pursuant to Section 5.5(d)), such Net Termination Loss shall be allocated among the Partners in the following manner:

(A) First, if such Net Termination Loss is recognized (or is deemed to be recognized) prior to the conversion of the last Outstanding Subordinated Unit, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Subordinated Units, their Pro Rata share of a percentage equal to 100% less the General Partner’s Percentage Interest, until the Capital Account in respect of each Subordinated Unit then Outstanding has been reduced to zero;

(B) Second, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Common Units, their Pro Rata share of a percentage equal to 100% less the General Partner’s Percentage Interest, until the Capital Account in respect of each Common Unit then Outstanding has been reduced to zero; and

(C) Third, the balance, if any, 100% to the General Partner.
       (d) Special Allocations. Notwithstanding any other provision of this Section 6.1, the following special allocations shall be made for such taxable period:

(i) Partnership Minimum Gain Chargeback. Notwithstanding any other provision of this Section 6.1, if there is a net decrease in Partnership Minimum Gain during any Partnership taxable period, each Partner shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(f)(6), 1.704-2(g)(2) and 1.704-2(j)(2)(i), or any successor provision. For purposes of this Section 6.1(d), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d) with respect to such taxable period (other than an allocation pursuant to Sections 6.1(d)(vi) and 6.1(d)(vii)). This Section 6.1(d)(i) is intended to comply with the Partnership Minimum Gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(ii) Chargeback of Partner Nonrecourse Debt Minimum Gain. Notwithstanding the other provisions of this Section 6.1 (other than Section 6.1(d)(i)), except as provided in Treasury Regulation Section 1.704-2(i)(4), if there is a net decrease in Partner Nonrecourse Debt Minimum Gain during any Partnership taxable period, any Partner with a share of Partner Nonrecourse Debt Minimum Gain at the beginning of such taxable period shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704 -2(i)(4) and

1.704-2(j)(2)(ii), or any successor provisions. For purposes of this Section 6.1(d), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d), other than Section 6.1(d)(i) and other than an allocation pursuant to Sections 6.1(d)(vi) and 6.1(d)(vii), with respect to such taxable period. This Section 6.1(d)(ii) is intended to comply with the chargeback of items of income and gain requirement in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(iii) Priority Allocations.

(A) If the amount of cash or the Net Agreed Value of any property distributed (except cash or property distributed pursuant to Section 12.4) to any Unitholder with respect to its Units for a taxable year is greater (on a per Unit basis) than the amount of cash or the Net Agreed Value of property distributed to the other Unitholders with respect to their Units (on a per Unit basis), then (1) each Unitholder receiving such greater cash or property distribution shall be allocated gross income in an amount equal to the product of (aa) the amount by which the distribution (on a per Unit basis) to such Unitholder exceeds the distribution (on a per Unit basis) to the Unitholders receiving the smallest distribution and (bb) the number of Units owned by the Unitholder receiving the greater distribution; and (2) the General Partner shall be allocated gross income in an aggregate amount equal to the product obtained by multiplying (aa) the quotient determined by dividing (x) the General Partner’s Percentage Interest at the time in which the greater cash or property distribution occurs by (y) the sum of 100 less the General Partner’s Percentage Interest at the time in which the greater cash or property distribution occurs times (bb) the sum of the amounts allocated in clause (1) above.

(B) After the application of Section 6.1(d)(iii)(A), all or any portion of the remaining items of Partnership gross income or gain for the taxable period, if any, shall be allocated (1) to the holders of Incentive Distribution Rights, Pro Rata, until the aggregate amount of such items allocated to the holders of Incentive Distribution Rights pursuant to this paragraph 6.1(d)(iii)(B) for the current taxable year and all previous taxable years is equal to the cumulative amount of all Incentive Distributions made to the holders of Incentive Distribution Rights from the Closing Date to a date 45 days after the end of the current taxable year; and (2) to the General Partner an amount equal to the product of (aa) an amount equal to the quotient determined by dividing (x) the General Partner’s Percentage Interest by (y) the sum of 100 less the General Partner’s Percentage Interest times (bb) the sum of the amounts allocated in clause (1) above.

(iv) Qualified Income Offset. In the event any Partner unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Partnership income and gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations promulgated under Section 704(b) of the Code, the deficit balance, if any, in its Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible unless such deficit balance is otherwise eliminated pursuant to Section 6.1(d)(i) or (ii).

(v) Gross Income Allocations. In the event any Partner has a deficit balance in its Capital Account at the end of any Partnership taxable period in excess of the sum of (A) the amount such Partner is required to restore pursuant to the provisions of this Agreement and (B) the amount such Partner is deemed obligated to restore pursuant to Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5), such Partner shall be specially allocated items of Partnership gross income and gain in the amount of such excess as quickly as possible; provided, that an allocation pursuant to this Section 6.1(d)(v) shall be made only if and to the extent that such Partner would have a deficit balance in its Capital Account as adjusted after all other allocations provided for in this Section 6.1 have been tentatively made as if this Section 6.1(d)(v) were not in this Agreement.

(vi) Nonrecourse Deductions. Nonrecourse Deductions for any taxable period shall be allocated to the Partners in accordance with their respective Percentage Interests. If the General Partner determines that the Partnership’s Nonrecourse Deductions should be allocated in a different ratio to satisfy the safe harbor requirements of the Treasury Regulations promulgated under Section 704(b) of the Code, the General Partner is authorized, upon notice to the other Partners, to revise the prescribed ratio to the numerically closest ratio that does satisfy such requirements.

(vii) Partner Nonrecourse Deductions. Partner Nonrecourse Deductions for any taxable period shall be allocated 100% to the Partner that bears the Economic Risk of Loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i). If more than one Partner bears the Economic Risk of Loss with respect to a Partner Nonrecourse Debt, such Partner Nonrecourse Deductions attributable thereto shall be allocated between or among such Partners in accordance with the ratios in which they share such Economic Risk of Loss.

(viii) Nonrecourse Liabilities. For purposes of Treasury Regulation Section 1.752-3(a)(3), the Partners agree that Nonrecourse Liabilities of the Partnership in excess of the sum of (A) the amount of Partnership Minimum Gain and (B) the total amount of Nonrecourse Built-in Gain shall be allocated among the Partners in accordance with their respective Percentage Interests.

(ix) Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such item of gain or loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

(x) Economic Uniformity. At the election of the General Partner with respect to any taxable period ending upon, or after, the termination of the Subordination Period, all or a portion of the remaining items of Partnership gross income or gain for such taxable period, after taking into account allocations pursuant to Section 6.1(d)(iii), shall be allocated 100% to each Partner holding Subordinated Units that are Outstanding as of the termination of the Subordination Period (“Final Subordinated Units”) in the proportion of the number of Final Subordinated Units held by such Partner to the total number of Final Subordinated Units then Outstanding, until each such Partner has been allocated an amount of gross income or gain that increases the Capital Account maintained with respect to such Final Subordinated Units to an amount equal to the product of (A) the number of Final Subordinated Units held by such Partner and (B) the Per Unit Capital Amount for a Common Unit. The purpose of this allocation is to establish uniformity between the Capital Accounts underlying Final Subordinated Units and the Capital Accounts underlying Common Units held by Persons other than the General Partner and its Affiliates immediately prior to the conversion of such Final Subordinated Units into Common Units. This allocation method for establishing such economic uniformity will be available to the General Partner only if the method for allocating the Capital Account maintained with respect to the Subordinated Units between the transferred and retained Subordinated Units pursuant to Section 5.5(c)(ii) does not otherwise provide such economic uniformity to the Final Subordinated Units.

(xi) Curative Allocation.

(A) Notwithstanding any other provision of this Section 6.1, other than the Required Allocations, the Required Allocations shall be taken into account in making the Agreed Allocations so that, to the extent possible, the net amount of items of income, gain, loss and deduction allocated to each Partner pursuant to the Required Allocations and the Agreed Allocations, together, shall be equal to the net amount of such items that would have been allocated to each such Partner under the Agreed Allocations had the Required Allocations and the related Curative Allocation not otherwise been provided in this Section 6.1. Notwithstanding the preceding sentence, Required Allocations relating to (1) Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partnership Minimum Gain and (2) Partner Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partner Nonrecourse Debt Minimum Gain. Allocations pursuant to this Section 6.1(d)(xi)(A) shall only be made with respect to Required Allocations to the extent the General Partner determines that such allocations will otherwise be inconsistent with the economic agreement among the Partners. Further, allocations pursuant to this Section 6.1(d)(xi)(A) shall be deferred with respect to allocations pursuant to clauses (1) and (2) hereof to the extent the General Partner determines that such allocations are likely to be offset by subsequent Required Allocations.

(B) The General Partner shall, with respect to each taxable period, (1) apply the provisions of Section 6.1(d)(xi)(A) in whatever order is most likely to minimize the economic distortions that might otherwise result from the Required Allocations, and (2) divide all allocations pursuant to Section 6.1(d)(xi)(A) among the Partners in a manner that is likely to minimize such economic distortions.

(xii) Corrective Allocations. In the event of any allocation of Additional Book Basis Derivative Items or any Book-Down Event or any recognition of a Net Termination Loss, the following rules shall apply:

(A) In the case of any allocation of Additional Book Basis Derivative Items (other than an allocation of Unrealized Gain or Unrealized Loss under Section 5.5(d) hereof), the General Partner shall allocate additional items of gross income and gain away from the holders of Incentive Distribution Rights to the Unitholders and the General Partner, or additional items of deduction and loss away from the Unitholders and the General Partner to the holders of Incentive Distribution Rights, to the extent that the Additional Book Basis Derivative Items allocated to the Unitholders or the General Partner exceed their Share of Additional Book Basis Derivative Items. For this purpose, the Unitholders and the General Partner shall be treated as being allocated Additional Book Basis Derivative Items to the extent that such Additional Book Basis Derivative Items have reduced the amount of income that would otherwise have been allocated to the Unitholders or the General Partner under the Partnership Agreement (e.g., Additional Book Basis Derivative Items taken into account in computing cost of goods sold would reduce the amount of book income otherwise available for allocation among the Partners). Any allocation made pursuant to this Section 6.1(d)(xii)(A) shall be made after all of the other Agreed Allocations have been made as if this Section 6.1(d)(xii) were not in this Agreement and, to the extent necessary, shall require the reallocation of items that have been allocated pursuant to such other Agreed Allocations.

(B) In the case of any negative adjustments to the Capital Accounts of the Partners resulting from a Book-Down Event or from the recognition of a Net Termination Loss, such negative adjustment (1) shall first be allocated, to the extent of the Aggregate Remaining Net Positive Adjustments, in such a manner, as determined by the General Partner, that to the extent possible the aggregate Capital Accounts of the Partners will equal the amount that would have been the Capital Account balance of the Partners if no prior Book-Up Events had occurred, and (2) any negative adjustment in excess of the Aggregate Remaining Net Positive Adjustments shall be allocated pursuant to Section 6.1(c) hereof.

(C) In making the allocations required under this Section 6.1(d)(xii), the General Partner may apply whatever conventions or other methodology it determines will satisfy the purpose of this Section 6.1(d)(xii).

Section 6.2     Allocations for Tax Purposes.
       (a) Except as otherwise provided herein, for federal income tax purposes, each item of income, gain, loss and deduction shall be allocated among the Partners in the same manner as its correlative item of “book” income, gain, loss or deduction is allocated pursuant to Section 6.1.
       (b) In an attempt to eliminate Book-Tax Disparities attributable to a Contributed Property or Adjusted Property, items of income, gain, loss, depreciation, amortization and cost recovery deductions shall be allocated for federal income tax purposes among the Partners as follows:

(i) (A) In the case of a Contributed Property, such items attributable thereto shall be allocated among the Partners in the manner provided under Section 704(c) of the Code that takes into account the variation between the Agreed Value of such property and its adjusted basis at the time of contribution; and (B) any item of Residual Gain or Residual Loss attributable to a Contributed Property shall be allocated among the Partners in the same manner as its correlative item of “book” gain or loss is allocated pursuant to Section 6.1.

(ii) (A) In the case of an Adjusted Property, such items shall (1) first, be allocated among the Partners in a manner consistent with the principles of Section 704(c) of the Code to take into account the Unrealized Gain or Unrealized Loss attributable to such property and the allocations thereof pursuant to Section 5.5(d)(i) or 5.5(d)(ii), and (2) second, in the event such property was originally a Contributed Property, be allocated among the Partners in a manner consistent with Section 6.2(b)(i)(A); and (B) any item of Residual Gain or Residual Loss attributable to an Adjusted Property shall be allocated among the Partners in the same manner as its correlative item of “book” gain or loss is allocated pursuant to Section 6.1.

(iii) The General Partner shall apply the principles of Treasury Regulation Section 1.704-3(d) to eliminate Book-Tax Disparities.
       (c) For the proper administration of the Partnership and for the preservation of uniformity of the Limited Partner Interests (or any class or classes thereof), the General Partner shall (i) adopt such conventions as it deems appropriate in determining the amount of depreciation, amortization and cost recovery deductions; (ii) make special allocations for federal income tax purposes of income (including gross income) or deductions; and (iii) amend the provisions of this Agreement as appropriate (x) to reflect the proposal or promulgation of Treasury Regulations under Section 704(b) or Section 704(c) of the Code or (y) otherwise to preserve or achieve uniformity of the Limited Partner Interests (or any class or classes thereof). The General Partner may adopt such conventions, make such allocations and make such amendments to this Agreement as provided in this Section 6.2(c) only if such conventions, allocations or amendments would not have a material adverse effect on the Partners, the holders of any class or classes of Limited Partner Interests issued and Outstanding or the Partnership, and if such allocations are consistent with the principles of Section 704 of the Code.
       (d) The General Partner may determine to depreciate or amortize the portion of an adjustment under Section 743(b) of the Code attributable to unrealized appreciation in any Adjusted Property (to the extent of the unamortized Book-Tax Disparity) using a predetermined rate derived from the depreciation or amortization method and useful life applied to the Partnership’s common basis of such property, despite any inconsistency of such approach with Treasury Regulation Section 1.167(c)-l(a)(6) or any successor regulations thereto. If the General Partner determines that such reporting position cannot reasonably be taken, the General Partner may adopt depreciation and amortization conventions under which all purchasers acquiring Limited Partner Interests in the same month would receive depreciation and amortization deductions, based upon the same applicable rate as if they had purchased a direct interest in the Partnership’s property. If the General Partner chooses not to utilize such aggregate method, the General Partner may use any other depreciation and amortization conventions to preserve the uniformity of the intrinsic tax characteristics of any Limited Partner Interests, so long as such conventions would not have a material adverse effect on the Limited Partners or the Record Holders of any class or classes of Limited Partner Interests.
       (e) Any gain allocated to the Partners upon the sale or other taxable disposition of any Partnership asset shall, to the extent possible, after taking into account other required allocations of gain pursuant to this Section 6.2, be characterized as Recapture Income in the same proportions and to the same extent as such Partners (or their predecessors in interest) have been allocated any deductions directly or indirectly giving rise to the treatment of such gains as Recapture Income.
       (f) All items of income, gain, loss, deduction and credit recognized by the Partnership for federal income tax purposes and allocated to the Partners in accordance with the provisions hereof shall be determined without regard to any election under Section 754 of the Code that may be made by the Partnership; provided, however, that such allocations, once made, shall be adjusted (in the manner determined by the General Partner) to take into account those adjustments permitted or required by Sections 734 and 743 of the Code.
       (g) Each item of Partnership income, gain, loss and deduction, for federal income tax purposes, shall be determined on an annual basis and prorated on a monthly basis and shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of each month; provided, however, such items for the period beginning on the Closing Date and ending on the last day of the month in which the Option Closing Date or the expiration of the Over-Allotment Option occurs shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of the next succeeding month; and provided, further, that gain or loss on a sale or other disposition of any assets of the Partnership or any other extraordinary item of income or loss realized and recognized other than in the ordinary course of business, as determined by the General Partner, shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of the month in which such gain or loss is recognized for federal income tax purposes. The General Partner may revise, alter or otherwise modify such methods of allocation to the extent permitted or required by Section 706 of the Code and the regulations or rulings promulgated thereunder.
       (h) Allocations that would otherwise be made to a Limited Partner under the provisions of this Article VI shall instead be made to the beneficial owner of Limited Partner Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method determined by the General Partner.
Section 6.3     Requirement and Characterization of Distributions; Distributions to Record Holders.
       (a) Within 45 days following the end of each Quarter commencing with the Quarter ending on March 31, 2006, an amount equal to 100% of Available Cash with respect to such Quarter shall, subject to Section 17-607 of the Delaware Act, be distributed in accordance with this Article VI by the Partnership to the Unitholders and the General Partner as of the Record Date selected by the General Partner. All amounts of Available Cash distributed by the Partnership on any date from any source shall be deemed to be Operating Surplus until the sum of all amounts of Available Cash theretofore distributed by the Partnership to the Unitholders and the General Partner pursuant to

Section 6.4 equals the Operating Surplus from the Closing Date through the close of the immediately preceding Quarter. Any remaining amounts of Available Cash distributed by the Partnership on such date shall, except as otherwise provided in Section 6.5, be deemed to be “Capital Surplus.” All distributions required to be made under this Agreement shall be made subject to Section 17-607 of the Delaware Act.
       (b) Notwithstanding Section 6.3(a), in the event of the dissolution and liquidation of the Partnership, all receipts received during or after the Quarter in which the Liquidation Date occurs, other than from borrowings described in (a)(ii) of the definition of Available Cash, shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.
       (c) The General Partner may treat taxes paid by the Partnership on behalf of, or amounts withheld with respect to, all or less than all of the Unitholders and the General Partner, as a distribution of Available Cash to such Unitholders and the General Partner.
       (d) Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through the Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership’s liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.
Section 6.4     Distributions of Available Cash from Operating Surplus.
       (a) During Subordination Period. Available Cash with respect to any Quarter within the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or 6.5 shall, subject to Section 17-607 of the Delaware Act, be distributed as follows, except as otherwise contemplated by Section 5.6 in respect of other Partnership Securities issued pursuant thereto:

(i) First, (A) to the General Partner in accordance with its Percentage Interest and (B) to all Unitholders holding Common Units, their Pro Rata share of a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(ii) Second, (A) to the General Partner in accordance with its Percentage Interest and (B) to all Unitholders holding Common Units, their Pro Rata share of a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage existing with respect to such Quarter;

(iii) Third, (A) to the General Partner in accordance with its Percentage Interest and (B) to all Unitholders holding Subordinated Units, their Pro Rata share of a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Subordinated Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(iv) Fourth, to the General Partner and all Unitholders, in accordance with their respective Percentage Interests, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

(v) Fifth, (A) to the General Partner in accordance with its Percentage Interest; (B) 13% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all Unitholders, their Pro Rata share of a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (v) until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

(vi) Sixth, (A) to the General Partner in accordance with its Percentage Interest, (B) 23% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all Unitholders, their Pro Rata share of a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this subclause (vi), until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

(vii) Thereafter, (A) to the General Partner in accordance with its Percentage Interest; (B) 48% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all Unitholders, their Pro Rata share of a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (vii);

provided, however, if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(a)(vii).
       (b) After Subordination Period. Available Cash with respect to any Quarter after the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or 6.5, subject to Section 17-607 of the Delaware Act, shall be distributed as follows, except as otherwise required by Section 5.6(b) in respect of additional Partnership Securities issued pursuant thereto:

(i) First, 100% to the General Partner and the Unitholders in accordance with their respective Percentage Interests, until there has been distributed in respect of each Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(ii) Second, 100% to the General Partner and the Unitholders in accordance with their respective Percentage Interests, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

(iii) Third, (A) to the General Partner in accordance with its Percentage Interest; (B) 13% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all Unitholders, their Pro Rata share of a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (iii), until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

(iv) Fourth, (A) to the General Partner in accordance with its Percentage Interest; (B) 23% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all Unitholders, their Pro Rata share of a percentage equal to 100% less the sum of the percentages applicable to subclause (A) and (B) of this clause (iv), until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

(v) Thereafter, (A) to the General Partner in accordance with its Percentage Interest; (B) 48% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all Unitholders, their Pro Rata share of a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (v);
provided, however, if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(b)(v).

Section 6.5     Distributions of Available Cash from Capital Surplus.
       Available Cash that is deemed to be Capital Surplus pursuant to the provisions of Section 6.3(a) shall, subject to Section 17-607 of the Delaware Act, be distributed, unless the provisions of Section 6.3 require otherwise, 100% to the General Partner and the Unitholders in accordance with their respective Percentage Interests, until a hypothetical holder of a Common Unit acquired on the Closing Date has received with respect to such Common Unit, during the period since the Closing Date through such date, distributions of Available Cash that are deemed to be Capital Surplus in an aggregate amount equal to the Initial Unit Price. Available Cash that is deemed to be Capital Surplus shall then be distributed (a) to the General Partner in accordance with its Percentage Interest and (b) to all Unitholders holding Common Units, their Pro Rata share of a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage. Thereafter, all Available Cash shall be distributed as if it were Operating Surplus and shall be distributed in accordance with Section 6.4.
Section 6.6     Adjustment of Minimum Quarterly Distribution and Target Distribution Levels.
       (a) The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution, Third Target Distribution, Common Unit Arrearages and Cumulative Common Unit Arrearages shall be proportionately adjusted in the event of any distribution, combination or subdivision (whether effected by a distribution payable in Units or otherwise) of Units or other Partnership Securities in accordance with Section 5.10. In the event of a distribution of Available Cash that is deemed to be from Capital Surplus, the then applicable Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, shall be adjusted proportionately downward to equal the product obtained by multiplying the otherwise applicable Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, as the case may be, by a fraction of which the numerator is the Unrecovered Initial Unit Price of the Common Units immediately after giving effect to such distribution and of which the denominator is the Unrecovered Initial Unit Price of the Common Units immediately prior to giving effect to such distribution.
       (b) The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, shall also be subject to adjustment pursuant to Section 6.9.
Section 6.7     Special Provisions Relating to the Holders of Subordinated Units.
       (a) Except with respect to the right to vote on or approve matters requiring the vote or approval of a percentage of the holders of Outstanding Common Units and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units, the holder of a Subordinated Unit shall have all of the rights and obligations of a Unitholder holding Common Units hereunder; provided, however, that immediately upon the conversion of Subordinated Units into Common Units pursuant to Section 5.8, the Unitholder holding a Subordinated Unit shall possess all of the rights and obligations of a Unitholder holding Common Units hereunder, including the right to vote as a Common Unitholder and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units; provided, however, that such converted Subordinated Units shall remain subject to the provisions of Sections 5.5(c)(ii), 6.1(d)(x) and 6.7(c).
       (b) A Unitholder shall not be permitted to transfer a Subordinated Unit or a Subordinated Unit that has converted into a Common Unit pursuant to Section 5.8 (other than a transfer to an Affiliate) if the remaining balance in the transferring Unitholder’s Capital Account with respect to the retained Subordinated Units or Retained Converted Subordinated Units would be negative after giving effect to the allocation under Section 5.5(c)(ii)(B).
       (c) A Unitholder holding a Subordinated Unit that has converted into a Common Unit pursuant to Section 5.8 shall not be issued a Common Unit Certificate pursuant to Section 4.1, and shall not be permitted to transfer its converted Subordinated Units to a Person that is not an Affiliate of the holder until such time as the General Partner determines, based on advice of counsel, that a converted Subordinated Unit should have, as a substantive matter, like intrinsic economic and federal income tax characteristics, in all material respects, to the intrinsic economic and federal income tax characteristics of an Initial Common Unit. In connection with the condition imposed by this Section 6.7(c), the General Partner may take whatever steps are required to provide economic uniformity to the converted Subordinated Units in preparation for a transfer of such converted Subordinated Units, including the application of Sections 5.5(c)(ii), 6.1(d)(x) and 6.7(b); provided, however, that no such steps may be taken that would have a material adverse effect on the Unitholders holding Common Units represented by Common Unit Certificates.
Section 6.8     Special Provisions Relating to the Holders of Incentive Distribution Rights.
       Notwithstanding anything to the contrary set forth in this Agreement, the holders of the Incentive Distribution Rights (a) shall (i) possess the rights and obligations provided in this Agreement with respect to a Limited Partner pursuant to Articles III and VII and (ii) have a Capital Account as a Partner pursuant to Section 5.5 and all other provisions related thereto and (b) shall not (i) be entitled to vote on any matters requiring the approval or vote of the holders of Outstanding Units, except as provided by law, (ii) be entitled to any distributions other than as provided in Sections 6.4(a)(v), (vi) and (vii), 6.4(b)(iii), (iv) and (v), and 12.4 or (iii) be allocated items of income, gain, loss or deduction other than as specified in this Article VI.
Section 6.9     Entity-Level Taxation.
       If legislation is enacted or the interpretation of existing language is modified by a governmental taxing authority so that a Group Member is treated as an association taxable as a corporation or is otherwise subject to an entity-level tax for federal, state or local income tax purposes, then the General Partner shall estimate for each Quarter the Partnership Group’s aggregate liability (the “Estimated Incremental Quarterly Tax Amount”) for all such income taxes that are payable by reason of any such new legislation or interpretation; provided that any difference between such estimate and the actual tax liability for such Quarter that is owed by reason of any such new legislation or interpretation shall be taken into account in determining the Estimated Incremental Quarterly Tax Amount with respect to each Quarter in which any such difference can be determined. For each such Quarter, the Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, shall be the product obtained by multiplying (a) the amounts therefor that are set out herein prior to the application of this Section 6.9 times (b) the quotient obtained by dividing (i) Available Cash with respect to such Quarter by (ii) the sum of Available Cash with respect to such Quarter and the Estimated Incremental Quarterly Tax Amount for such Quarter, as determined by the General Partner. For purposes of the foregoing, Available Cash with respect to a Quarter will be deemed reduced by the Estimated Incremental Quarterly Tax Amount for that Quarter.
ARTICLE VII
MANAGEMENT AND OPERATION OF BUSINESS
Section 7.1     Management.
       (a) The General Partner shall conduct, direct and manage all activities of the Partnership. Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of the Partnership shall be exclusively vested in the General Partner, and no Limited Partner or Assignee shall have any management power over the business and affairs of the Partnership. In addition to the powers now or hereafter granted a general partner of a limited partnership under applicable law or that are granted to the General Partner under any other provision of this Agreement, the General Partner, subject to Section 7.3, shall have full power and authority to do all things and on such terms as it determines to be necessary or appropriate to conduct the business of the Partnership, to exercise all powers set forth in Section 2.5 and to effectuate the purposes set forth in Section 2.4, including the following:

(i) the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into Partnership Securities, and the incurring of any other obligations;

(ii) the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;

(iii) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Partnership or the merger or other combination of the Partnership with or into another Person (the matters described in this clause (iii) being subject, however, to any prior approval that may be required by Section 7.3 and Article XIV);

(iv) the use of the assets of the Partnership (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of the Partnership Group; subject to Section 7.6(a), the lending of funds to other Persons (including other Group Members); the repayment or guarantee of obligations of any Group Member; and the making of capital contributions to any Group Member;

(v) the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of the Partnership under contractual arrangements to all or particular assets of the Partnership, with the other party to the contract to have no recourse against the General Partner or its assets other than its interest in the Partnership, even if same results in the terms of the transaction being less favorable to the Partnership than would otherwise be the case);

(vi) the distribution of Partnership cash;

(vii) the selection and dismissal of employees (including employees having titles such as “president,” “vice president,” “secretary” and “treasurer”) and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

(viii) the maintenance of insurance for the benefit of the Partnership Group, the Partners and Indemnitees;

(ix) the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations, limited liability companies or other relationships (including the acquisition of interests in, and the contributions of property to, any Group Member from time to time) subject to the restrictions set forth in Section 2.4;

(x) the control of any matters affecting the rights and obligations of the Partnership, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

(xi) the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

(xii) the entering into of listing agreements with any National Securities Exchange and the delisting of some or all of the Limited Partner Interests from, or requesting that trading be suspended on, any such exchange (subject to any prior approval that may be required under Section 4.8);

(xiii) unless restricted or prohibited by Section 5.7, the purchase, sale or other acquisition or disposition of Partnership Securities, or the issuance of additional options, rights, warrants and appreciation rights relating to Partnership Securities;

(xiv) the undertaking of any action in connection with the Partnership’s participation in any Group Member; and

(xv) the entering into of agreements with any of its Affiliates to render services to a Group Member or to itself in the discharge of its duties as General Partner of the Partnership.

       (b) Notwithstanding any other provision of this Agreement, any Group Member Agreement, the Delaware Act or any applicable law, rule or regulation, each of the Partners and the Assignees and each other Person who may acquire an interest in Partnership Securities hereby (i) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of this Agreement and the Group Member Agreement of each other Group Member, the Underwriting Agreement, the Omnibus Agreement, the Contribution Agreement and the other agreements described in or filed as exhibits to the Registration Statement that are related to the transactions contemplated by the Registration Statement; (ii) agrees that the General Partner (on its own or through any officer of the Partnership) is authorized to execute, deliver and perform the agreements referred to in clause (i) of this sentence and the other agreements, acts, transactions and matters described in or contemplated by the Registration Statement on behalf of the Partnership without any further act, approval or vote of the Partners or the Assignees or the other Persons who may acquire an interest in Partnership Securities; and (iii) agrees that the execution, delivery or performance by the General Partner, any Group Member or any Affiliate of any of them of this Agreement or any agreement authorized or permitted under this Agreement (including the exercise by the General Partner or any Affiliate of the General Partner of the rights accorded pursuant to Article XV) shall not constitute a breach by the General Partner of any duty that the General Partner may owe the Partnership or the Limited Partners or any other Persons under this Agreement (or any other agreements) or of any duty stated or implied by law or equity.
Section 7.2     Certificate of Limited Partnership.
       The General Partner has caused the Certificate of Limited Partnership to be filed with the Secretary of State of the State of Delaware as required by the Delaware Act. The General Partner shall use all reasonable efforts to cause to be filed such other certificates or documents that the General Partner determines to be necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware or any other state in which the Partnership may elect to do business or own property. To the extent the General Partner determines such action to be necessary or appropriate, the General Partner shall file amendments to and restatements of the Certificate of Limited Partnership and do all things to maintain the Partnership as a limited partnership (or a partnership or other entity in which the limited partners have limited liability) under the laws of the State of Delaware or of any other state in which the Partnership may elect to do business or own property. Subject to the terms of Section 3.4(a), the General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Limited Partnership, any qualification document or any amendment thereto to any Limited Partner.
Section 7.3     Restrictions on the General Partner’s Authority.
       Except as provided in Articles XII and XIV, the General Partner may not sell, exchange or otherwise dispose of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (including by way of merger, consolidation, other combination or sale of ownership interests of the Partnership’s Subsidiaries) without the approval of holders of a Unit Majority; provided, however, that this provision shall not preclude or limit the General Partner’s ability to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the Partnership Group and shall not apply to any forced sale of any or all of the assets of the Partnership Group pursuant to the foreclosure of, or other realization upon, any such encumbrance. Without the approval of holders of a Unit Majority, the General Partner shall not, on behalf of the Partnership, except as permitted under Sections 4.6, 11.1 and 11.2, elect or cause the Partnership to elect a successor general partner of the Partnership.
Section 7.4     Reimbursement of the General Partner.
       (a) Except as provided in this Section 7.4 and elsewhere in this Agreement, the General Partner shall not be compensated for its services as a general partner or managing member of any Group Member.
       (b) The General Partner shall be reimbursed on a monthly basis, or such other basis as the General Partner may determine, for (i) all direct and indirect expenses it incurs or payments it makes on behalf of the Partnership Group (including salary, bonus, incentive compensation and other amounts paid to any Person, including Affiliates of the General Partner to perform services for the Partnership Group or for the General Partner in the discharge of its duties to the Partnership Group), and (ii) all other expenses allocable to the Partnership Group or otherwise incurred by the General Partner in connection with operating the Partnership Group’s business (including expenses allocated to the General Partner by its Affiliates). The General Partner shall determine the expenses that are allocable to the Partnership Group. Reimbursements pursuant to this Section 7.4 shall be in addition to any reimbursement to the General Partner as a result of indemnification pursuant to Section 7.7.
       (c) Subject to Section 5.7, the General Partner, without the approval of the Limited Partners (who shall have no right to vote in respect thereof), may propose and adopt on behalf of the Partnership employee benefit plans, employee programs and employee practices (including plans, programs and practices involving the issuance of Partnership Securities or options to purchase or rights, warrants or appreciation rights relating to Partnership Securities), or cause the Partnership to issue Partnership Securities in connection with, or pursuant to, any employee benefit plan, employee program or employee practice maintained or sponsored by the General Partner or any of its Affiliates, in each case for the benefit of employees of the General Partner or its Affiliates, or any Group Member or its Affiliates, or any of them, in respect of services performed, directly or indirectly, for the benefit of the Partnership Group. The Partnership agrees to issue and sell to the General Partner or any of its Affiliates any Partnership Securities that the General Partner or such Affiliates are obligated to provide to any employees pursuant to any such employee benefit plans, employee programs or employee practices. Expenses incurred by the General Partner in connection with any such plans, programs and practices (including the net cost to the General Partner or such Affiliates of Partnership Securities purchased by the General Partner or such Affiliates from the Partnership to fulfill options or awards under such plans, programs and practices) shall be reimbursed in accordance with Section 7.4(b). Any and all obligations of the General Partner under any employee benefit plans, employee programs or employee practices adopted by the General Partner as permitted by this Section 7.4(c) shall constitute obligations of the General Partner hereunder and shall be assumed by any successor General Partner approved pursuant to Section 11.1 or 11.2 or the transferee of or successor to all of the General Partner’s General Partner Interest (represented by General Partner Units) pursuant to Section 4.6.
Section 7.5     Outside Activities.
       (a) After the Closing Date, the General Partner, for so long as it is the General Partner of the Partnership (i) agrees that its sole business will be to act as a general partner or managing member, as the case may be, of the Partnership and any other partnership or limited liability company of which the Partnership is, directly or indirectly, a partner or member and to undertake activities that are ancillary or related thereto (including being a limited partner in the Partnership) and (ii) shall not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (A) its performance as general partner or managing member, if any, of one or more Group Members or as described in or contemplated by the Registration Statement or (B) the acquiring, owning or disposing of debt or equity securities in any Group Member.
       (b) Except as specifically restricted by the Omnibus Agreement, each Indemnitee (other than the General Partner) shall have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any Group Member, independently or with others, including business interests and activities in direct competition with the business and activities of any Group Member, and none of the same shall constitute a breach of this Agreement or any duty expressed or implied by law to any Group Member or any Partner or Assignee. None of any Group Member, any Limited Partner or any other Person shall have any rights by virtue of this Agreement, any Group Member Agreement, or the partnership relationship established hereby in any business ventures of any Indemnitee.
       (c) Subject to the terms of Section 7.5(a), Section 7.5(b) and the Omnibus Agreement, but otherwise notwithstanding anything to the contrary in this Agreement, (i) the engaging in competitive activities by any Indemnitees (other than the General Partner) in accordance with the provisions of this Section 7.5 is hereby approved by the Partnership and all Partners, (ii) it shall be deemed not to be a breach of any fiduciary duty or any other obligation of any type whatsoever of the General Partner or of any Indemnitee for the Indemnitees (other than the General Partner) to engage in such business interests and activities in preference to or to the exclusion of the Partnership and (iii) except as set forth in the Omnibus Agreement, the Indemnitees shall have no obligation hereunder or as a result of any duty expressed or implied by law to present business opportunities to the Partnership.
       (d) The General Partner and each of its Affiliates may acquire Units or other Partnership Securities in addition to those acquired on the Closing Date and, except as otherwise provided in this Agreement, shall be entitled to exercise, at their option, all rights relating to all Units or other Partnership Securities acquired by them. The term “Affiliates” when used in this Section 7.5(d) with respect to the General Partner shall not include any Group Member.
       (e) Notwithstanding anything to the contrary in this Agreement, to the extent that any provision of this Agreement purports or is interpreted to have the effect of restricting the fiduciary duties that might otherwise, as a result of Delaware or other applicable law, be owed by the General Partner to the Partnership and its Limited Partners, or to constitute a waiver or consent by the Limited Partners to any such restriction, such provisions shall be inapplicable and have no effect in determining whether the General Partner has complied with its fiduciary duties in connection with determinations made by it under this Section 7.5.

Section 7.6	Loans from the General Partner; Loans or Contributions from the Partnership or Group Members.
       (a) The General Partner or any of its Affiliates may lend to any Group Member, and any Group Member may borrow from the General Partner or any of its Affiliates, funds needed or desired by the Group Member for such periods of time and in such amounts as the General Partner may determine; provided, however, that in any such case the lending party may not charge the borrowing party interest at a rate greater than the rate that would be charged the borrowing party or impose terms less favorable to the borrowing party than would be charged or imposed on the borrowing party by unrelated lenders on comparable loans made on an arm’s-length basis (without reference to the lending party’s financial abilities or guarantees), all as determined by the General Partner. The borrowing party shall reimburse the lending party for any costs (other than any additional interest costs) incurred by the lending party in connection with the borrowing of such funds. For purposes of this Section 7.6(a) and Section 7.6(b), the term “Group Member” shall include any Affiliate of a Group Member that is controlled by the Group Member.
       (b) The Partnership may lend or contribute to any Group Member, and any Group Member may borrow from the Partnership, funds on terms and conditions determined by the General Partner. No Group Member may lend funds to the General Partner or any of its Affiliates (other than another Group Member).
       (c) No borrowing by any Group Member or the approval thereof by the General Partner shall be deemed to constitute a breach of any duty, expressed or implied, of the General Partner or its Affiliates to the Partnership or the Limited Partners by reason of the fact that the purpose or effect of such borrowing is directly or indirectly to (i) enable distributions to the General Partner or its Affiliates (including in their capacities as Limited Partners) to exceed the General Partner’s Percentage Interest of the total amount distributed to all partners or (ii) hasten the expiration of the Subordination Period or the conversion of any Subordinated Units into Common Units.
Section 7.7     Indemnification.
       (a) To the fullest extent permitted by law but subject to the limitations expressly provided in this Agreement, all Indemnitees shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee; provided, that the Indemnitee shall not be indemnified and held harmless if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Section 7.7, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was unlawful; provided, further, no indemnification pursuant to this Section 7.7 shall be available to the General Partner or its Affiliates (other than a Group Member) with respect to its or their obligations incurred pursuant to the Underwriting Agreement, the Omnibus Agreement or the Contribution Agreement (other than obligations incurred by the General Partner on behalf of the Partnership). Any indemnification pursuant to this Section 7.7 shall be made only out of the assets of the Partnership, it being agreed that the General Partner shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.
       (b) To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 7.7(a) in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to a determination that the Indemnitee is not entitled to be indemnified upon receipt by the Partnership of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized in this Section 7.7.
       (c) The indemnification provided by this Section 7.7 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the holders of Outstanding Limited Partner Interests, as a matter of law or otherwise, both as to actions in the Indemnitee’s capacity as an Indemnitee and as to actions in any other capacity (including any capacity under the Underwriting Agreement), and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.
       (d) The Partnership may purchase and maintain (or reimburse the General Partner or its Affiliates for the cost of) insurance, on behalf of the General Partner, its Affiliates and such other Persons as the General Partner shall determine, against any liability that may be asserted against, or expense that may be incurred by, such Person in connection with the Partnership’s activities or such Person’s activities on behalf of the Partnership, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.
       (e) For purposes of this Section 7.7, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute “fines” within the meaning of Section 7.7(a); and action taken or omitted by it with respect to any employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the best interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose that is in the best interests of the Partnership.
       (f) In no event may an Indemnitee subject the Limited Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.
       (g) An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.
       (h) The provisions of this Section 7.7 are for the benefit of the Indemnitees, their heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Persons.
       (i) No amendment, modification or repeal of this Section 7.7 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Partnership, nor the obligations of the Partnership to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.
Section 7.8     Liability of Indemnitees.
       (a) Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to the Partnership, the Limited Partners, the Assignees or any other Persons who have acquired interests in the Partnership Securities, for losses sustained or liabilities incurred as a result of any act or omission of an Indemnitee unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter in question, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was criminal.
       (b) Subject to its obligations and duties as General Partner set forth in Section 7.1(a), the General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the General Partner in good faith.
       (c) To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Partnership or to the Partners, the General Partner and any other Indemnitee acting in connection with the Partnership’s business or affairs shall not be liable to the Partnership or to any Partner for its good faith reliance on the provisions of this Agreement.
       (d) Any amendment, modification or repeal of this Section 7.8 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability of the Indemnitees under this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.9	Resolution of Conflicts of Interest; Standards of Conduct and Modification of Duties.
       (a) Unless otherwise expressly provided in this Agreement or any Group Member Agreement, whenever a potential conflict of interest exists or arises between the General Partner or any of its Affiliates, on the one hand, and the Partnership, any Group Member, any Partner or any Assignee, on the other, any resolution or course of action by the General Partner or its Affiliates in respect of such conflict of interest shall be permitted and deemed approved by all Partners, and shall not constitute a breach of this Agreement, of any Group Member Agreement, of any agreement contemplated herein or therein, or of any duty stated or implied by law or equity, if the resolution or course of action in respect of such conflict of interest is (i) approved by Special Approval, (ii) approved by the vote of a majority of the Common Units (excluding Common Units owned by the General Partner and its Affiliates), (iii) on terms no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iv) fair and reasonable to the Partnership, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership). The General Partner shall be authorized but not required in connection with its resolution of such conflict of interest to seek Special Approval of such resolution, and the General Partner may also adopt a resolution or course of action that has not received Special Approval. If Special Approval is not sought and the Board of Directors of the General Partner determines that the resolution or course of action taken with respect to a conflict of interest satisfies either of the standards set forth in clauses (iii) or (iv) above, then it shall be presumed that, in making its decision, the Board of Directors acted in good faith, and in any proceeding brought by any Limited Partner or Assignee or by or on behalf of such Limited Partner or Assignee or any other Limited Partner or Assignee or the Partnership challenging such approval, the Person bringing or prosecuting such proceeding shall have the burden of overcoming such presumption. Notwithstanding anything to the contrary in this Agreement or any duty otherwise existing at law or equity, the existence of the conflicts of interest described in the Registration Statement are hereby approved by all Partners and shall not constitute a breach of this Agreement.
       (b) Whenever the General Partner makes a determination or takes or declines to take any other action, or any of its Affiliates causes it to do so, in its capacity as the general partner of the Partnership as opposed to in its individual capacity, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then, unless another express standard is provided for in this Agreement, the General Partner, or such Affiliates causing it to do so, shall make such determination or take or decline to take such other action in good faith and shall not be subject to any other or different standards imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. In order for a determination or other action to be in “good faith” for purposes of this Agreement, the Person or Persons making such determination or taking or declining to take such other action must believe that the determination or other action is in the best interests of the Partnership.
       (c) Whenever the General Partner makes a determination or takes or declines to take any other action, or any of its Affiliates causes it to do so, in its individual capacity as opposed to in its capacity as the general partner of the Partnership, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then the General Partner, or such Affiliates causing it to do so, are entitled to make such determination or to take or decline to take such other action free of any fiduciary duty or obligation whatsoever to the Partnership, any Limited Partner or Assignee, and the General Partner, or such Affiliates causing it to do so, shall not be required to act in good faith or pursuant to any other standard imposed by this

Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. By way of illustration and not of limitation, whenever the phrase, “at the option of the General Partner,” or some variation of that phrase, is used in this Agreement, it indicates that the General Partner is acting in its individual capacity. For the avoidance of doubt, whenever the General Partner votes or transfers its Units, or refrains from voting or transferring its Units, it shall be acting in its individual capacity.
       (d) Notwithstanding anything to the contrary in this Agreement, the General Partner and its Affiliates shall have no duty or obligation, express or implied, to (i) sell or otherwise dispose of any asset of the Partnership Group other than in the ordinary course of business or (ii) permit any Group Member to use any facilities or assets of the General Partner and its Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use. Any determination by the General Partner or any of its Affiliates to enter into such contracts shall be at its option.
       (e) Except as expressly set forth in this Agreement, neither the General Partner nor any other Indemnitee shall have any duties or liabilities, including fiduciary duties, to the Partnership or any Limited Partner or Assignee and the provisions of this Agreement, to the extent that they restrict, eliminate or otherwise modify the duties and liabilities, including fiduciary duties, of the General Partner or any other Indemnitee otherwise existing at law or in equity, are agreed by the Partners to replace such other duties and liabilities of the General Partner or such other Indemnitee.
       (f) The Unitholders hereby authorize the General Partner, on behalf of the Partnership as a partner or member of a Group Member, to approve of actions by the general partner or managing member of such Group Member similar to those actions permitted to be taken by the General Partner pursuant to this Section 7.9.
Section 7.10     Other Matters Concerning the General Partner.
       (a) The General Partner may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.
       (b) The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the opinion (including an Opinion of Counsel) of such Persons as to matters that the General Partner reasonably believes to be within such Person’s professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.
       (c) The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers, a duly appointed attorney or attorneys-in-fact or the duly authorized officers of the Partnership.
Section 7.11     Purchase or Sale of Partnership Securities.
       The General Partner may cause the Partnership to purchase or otherwise acquire Partnership Securities; provided that, except as permitted pursuant to Section 4.10, the General Partner may not cause any Group Member to purchase Subordinated Units during the Subordination Period. As long as Partnership Securities are held by any Group Member, such Partnership Securities shall not be considered Outstanding for any purpose, except as otherwise provided herein. The General Partner or any Affiliate of the General Partner may also purchase or otherwise acquire and sell or otherwise dispose of Partnership Securities for its own account, subject to the provisions of Articles IV and X.

Section 7.12     Registration Rights of the General Partner and its Affiliates.
       (a) If (i) the General Partner or any Affiliate of the General Partner (including for purposes of this Section 7.12, any Person that is an Affiliate of the General Partner at the date hereof notwithstanding that it may later cease to be an Affiliate of the General Partner) holds Partnership Securities that it desires to sell and (ii) Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable such holder of Partnership Securities (the “Holder”) to dispose of the number of Partnership Securities it desires to sell at the time it desires to do so without registration under the Securities Act, then at the option and upon the request of the Holder, the Partnership shall file with the Commission as promptly as practicable after receiving such request, and use all reasonable efforts to cause to become effective and remain effective for a period of not less than six months following its effective date or such shorter period as shall terminate when all Partnership Securities covered by such registration statement have been sold, a registration statement under the Securities Act registering the offering and sale of the number of Partnership Securities specified by the Holder; provided, however, that the Partnership shall not be required to effect more than three registrations pursuant to Sections 7.12(a) and 7.12(b); and provided further, however, that if the Conflicts Committee determines in good faith that the requested registration would be materially detrimental to the Partnership and its Partners because such registration would (x) materially interfere with a significant acquisition, reorganization or other similar transaction involving the Partnership, (y) require premature disclosure of material information that the Partnership has a bona fide business purpose for preserving as confidential or (z) render the Partnership unable to comply with requirements under applicable securities laws, then the Partnership shall have the right to postpone such requested registration for a period of not more than six months after receipt of the Holder’s request, such right pursuant to this Section 7.12(a) or Section 7.12(b) not to be utilized more than once in any twelve-month period. Except as provided in the preceding sentence, the Partnership shall be deemed not to have used all reasonable efforts to keep the registration statement effective during the applicable period if it voluntarily takes any action that would result in Holders of Partnership Securities covered thereby not being able to offer and sell such Partnership Securities at any time during such period, unless such action is required by applicable law. In connection with any registration pursuant to the immediately preceding sentence, the Partnership shall (i) promptly prepare and file (A) such documents as may be necessary to register or qualify the securities subject to such registration under the securities laws of such states as the Holder shall reasonably request; provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Partnership would become subject to general service of process or to taxation or qualification to do business as a foreign corporation or partnership doing business in such jurisdiction solely as a result of such registration, and (B) such documents as may be necessary to apply for listing or to list the Partnership Securities subject to such registration on such National Securities Exchange as the Holder shall reasonably request, and (ii) do any and all other acts and things that may be necessary or appropriate to enable the Holder to consummate a public sale of such Partnership Securities in such states. Except as set forth in Section 7.12(d), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.
       (b) If any Holder holds Partnership Securities that it desires to sell and Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable such Holder to dispose of the number of Partnership Securities it desires to sell at the time it desires to do so without registration under the Securities Act, then at the option and upon the request of the Holder, the Partnership shall file with the Commission as promptly as practicable after receiving such request, and use all reasonable efforts to cause to become effective and remain effective for a period of not less than six months following its effective date or such shorter period as shall terminate when all Partnership Securities covered by such shelf registration statement have been sold, a “shelf” registration statement covering the Partnership Securities specified by the Holder on an appropriate form under Rule 415 under the Securities Act, or any similar rule that may be adopted by the Commission; provided, however, that the Partnership shall not be required to effect more than three registrations pursuant to Section 7.12(a) and this Section 7.12(b); and provided further, however, that if the Conflicts Committee determines in good faith that any offering under, or the use of any prospectus forming a part of, the shelf registration statement would be materially detrimental to the Partnership and its Partners because such offering or use would (x) materially interfere with a significant acquisition, reorganization or other similar transaction involving the Partnership, (y) require premature disclosure of material information that the Partnership has a bona fide business purpose for preserving as confidential or (z) render the Partnership unable to comply with requirements under applicable securities laws, then the Partnership shall have the right to suspend such offering or use for a period of not more than six months after receipt of the Holder’s request, such right pursuant to Section 7.12(a) or this Section 7.12(b) not to be utilized more than once in any twelve-month period. Except as provided in the preceding sentence, the Partnership shall be deemed not to have used all reasonable efforts to keep the shelf registration statement effective during the applicable period if it voluntarily takes any action that would result in Holders of Partnership Securities covered thereby not being able to offer and sell such Partnership Securities at any time during such period, unless such action is required by applicable law. In connection with any shelf registration pursuant to this Section 7.12(b), the Partnership shall (i) promptly prepare and file (A) such documents as may be necessary to register or qualify the securities subject to such shelf registration under the securities laws of such states as the Holder shall reasonably request; provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Partnership would become subject to general service of process or to taxation or qualification to do business as a foreign corporation or partnership doing business in such jurisdiction solely as a result of such shelf registration, and (B) such documents as may be necessary to apply for listing or to list the Partnership Securities subject to such shelf registration on such National Securities Exchange as the Holder shall reasonably request, and (ii) do any and all other acts and things that may be necessary or appropriate to enable the Holder to consummate a public sale of such Partnership Securities in such states. Except as set forth in Section 7.12(d), all costs and expenses of any such shelf registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.
       (c) If the Partnership shall at any time propose to file a registration statement under the Securities Act for an offering of equity securities of the Partnership for cash (other than an offering relating solely to an employee benefit plan), the Partnership shall use all reasonable efforts to include such number or amount of securities held by the Holder in such registration statement as the Holder shall request; provided, that the Partnership is not required to make any effort or take an action to so include the securities of the Holder once the registration statement is declared effective by the Commission, including any registration statement providing for the offering from time to time of securities pursuant to Rule 415 of the Securities Act. If the proposed offering pursuant to this Section 7.12(c) shall be an underwritten offering, then, in the event that the managing underwriter or managing underwriters of such offering advise the Partnership and the Holder in writing that in their opinion the inclusion of all or some of the Holder’s Partnership Securities would adversely and materially affect the success of the offering, the Partnership shall include in such offering only that number or amount, if any, of securities held by the Holder that, in the opinion of the managing underwriter or managing underwriters, will not so adversely and materially affect the offering. Except as set forth in Section 7.12(d), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.
       (d) If underwriters are engaged in connection with any registration referred to in this Section 7.12, the Partnership shall provide indemnification, representations, covenants, opinions and other assurance to the underwriters in form and substance reasonably satisfactory to such underwriters. Further, in addition to and not in limitation of the Partnership’s obligation under Section 7.7, the Partnership shall, to the fullest extent permitted by law, indemnify and hold harmless the Holder, its officers, directors and each Person who controls the Holder (within the meaning of the Securities Act) and any agent thereof (collectively, “Indemnified Persons”) from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnified Person may be involved, or is threatened to be involved, as a party or otherwise, under the Securities Act or otherwise (hereinafter referred to in this Section 7.12(d) as a “claim” and in the plural as “claims”) based upon, arising out of or resulting from any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which any Partnership Securities were registered under the Securities Act or any state securities or Blue Sky laws, in any preliminary prospectus (if used prior to the effective date of such registration statement), or in any summary or final prospectus or in any amendment or supplement thereto (if used during the period the Partnership is required to keep the registration statement current), or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading; provided, however, that the Partnership shall not be liable to any Indemnified Person to the extent that any such claim arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, such preliminary, summary or final prospectus or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Partnership by or on behalf of such Indemnified Person specifically for use in the preparation thereof.
       (e) The provisions of Section 7.12(a), 7.12(b) and 7.12(c) shall continue to be applicable with respect to the General Partner (and any of the General Partner’s Affiliates) after it ceases to be a general partner of the Partnership, during a period of two years subsequent to the effective date of such cessation and for so long thereafter as is required for the Holder to sell all of the Partnership Securities with respect to which it has requested during such two-year period inclusion in a registration statement otherwise filed or that a registration statement be filed; provided, however, that the Partnership shall not be required to file successive registration statements covering the same Partnership Securities for which registration was demanded during such two-year period. The provisions of Section 7.12(d) shall continue in effect thereafter.
       (f) The rights to cause the Partnership to register Partnership Securities pursuant to this Section 7.12 may be assigned (but only with all related obligations) by a Holder to a transferee or assignee of such Partnership Securities, provided (i) the Partnership is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the Partnership Securities with respect to which such registration rights are being assigned; and (ii) such transferee or assignee agrees in writing to be bound by and subject to the terms set forth in this Section 7.12.
       (g) Any request to register Partnership Securities pursuant to this Section 7.12 shall (i) specify the Partnership Securities intended to be offered and sold by the Person making the request, (ii) express such Person’s present intent to offer such Partnership Securities for distribution, (iii) describe the nature or method of the proposed offer and sale of Partnership Securities, and (iv) contain the undertaking of such Person to provide all such information and materials and take all action as may be required in order to permit the Partnership to comply with all applicable requirements in connection with the registration of such Partnership Securities.
Section 7.13     Reliance by Third Parties.
       Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the General Partner and any officer of the General Partner authorized by the General Partner to act on behalf of and in the name of the Partnership has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any authorized contracts on behalf of the Partnership, and such

Person shall be entitled to deal with the General Partner or any such officer as if it were the Partnership’s sole party in interest, both legally and beneficially. Each Limited Partner hereby waives any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the General Partner or any such officer in connection with any such dealing. In no event shall any Person dealing with the General Partner or any such officer or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the General Partner or any such officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by the General Partner or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.
ARTICLE VIII
BOOKS, RECORDS, ACCOUNTING AND REPORTS
Section 8.1     Records and Accounting.
       The General Partner shall keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership’s business, including all books and records necessary to provide to the Limited Partners any information required to be provided pursuant to Section 3.4(a). Any books and records maintained by or on behalf of the Partnership in the regular course of its business, including the record of the Record Holders and Assignees of Units or other Partnership Securities, books of account and records of Partnership proceedings, may be kept on, or be in the form of, computer disks, hard drives, punch cards, magnetic tape, photographs, micrographics or any other information storage device; provided, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with U.S. GAAP.
Section 8.2     Fiscal Year.
       The fiscal year of the Partnership shall be a fiscal year ending December 31.
Section 8.3     Reports.
       (a) As soon as practicable, but in no event later than 120 days after the close of each fiscal year of the Partnership, the General Partner shall cause to be mailed or made available to each Record Holder of a Unit as of a date selected by the General Partner, an annual report containing financial statements of the Partnership for such fiscal year of the Partnership, presented in accordance with U.S. GAAP, including a balance sheet and statements of operations, Partnership equity and cash flows, such statements to be audited by a firm of independent public accountants selected by the General Partner.
       (b) As soon as practicable, but in no event later than 90 days after the close of each Quarter except the last Quarter of each fiscal year, the General Partner shall cause to be mailed or made available to each Record Holder of a Unit, as of a date selected by the General Partner, a report containing unaudited financial statements of the Partnership and such other information as may be required by applicable law, regulation or rule of any National Securities Exchange on which the Units are listed or admitted to trading, or as the General Partner determines to be necessary or appropriate.

ARTICLE IX
TAX MATTERS
Section 9.1     Tax Returns and Information.
       The Partnership shall timely file all returns of the Partnership that are required for federal, state and local income tax purposes on the basis of the accrual method and the taxable year or years that it is required by law to adopt, from time to time, as determined in good faith by the General Partner. In the event the Partnership is required to use a taxable year other than a year ending on December 31, the General Partner shall use reasonable efforts to change the taxable year of the Partnership to a year ending on December 31. The tax information reasonably required by Record Holders for federal and state income tax reporting purposes with respect to a taxable year shall be furnished to them within 90 days of the close of the calendar year in which the Partnership’s taxable year ends. The classification, realization and recognition of income, gain, losses and deductions and other items shall be on the accrual method of accounting for federal income tax purposes.
Section 9.2     Tax Elections.
       (a) The Partnership shall make the election under Section 754 of the Code in accordance with applicable regulations thereunder, subject to the reservation of the right to seek to revoke any such election upon the General Partner’s determination that such revocation is in the best interests of the Limited Partners. Notwithstanding any other provision herein contained, for the purposes of computing the adjustments under Section 743(b) of the Code, the General Partner shall be authorized (but not required) to adopt a convention whereby the price paid by a transferee of a Limited Partner Interest will be deemed to be the lowest quoted closing price of the Limited Partner Interests on any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading during the calendar month in which such transfer is deemed to occur pursuant to Section 6.2(g) without regard to the actual price paid by such transferee.
       (b) Except as otherwise provided herein, the General Partner shall determine whether the Partnership should make any other elections permitted by the Code.
Section 9.3     Tax Controversies.
       Subject to the provisions hereof, the General Partner is designated as the Tax Matters Partner (as defined in the Code) and is authorized and required to represent the Partnership (at the Partnership’s expense) in connection with all examinations of the Partnership’s affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. Each Partner agrees to cooperate with the General Partner and to do or refrain from doing any or all things reasonably required by the General Partner to conduct such proceedings.
Section 9.4     Withholding.
       Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that may be required to cause the Partnership and other Group Members to comply with any withholding requirements established under the Code or any other federal, state or local law including pursuant to Sections 1441, 1442, 1445 and 1446 of the Code. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to any Partner or Assignee (including by reason of Section 1446 of the Code), the General Partner may treat the amount withheld as a distribution of cash pursuant to Section 6.3 in the amount of such withholding from such Partner.

ARTICLE X
ADMISSION OF PARTNERS
Section 10.1     Admission of Initial Limited Partners.
       Upon the issuance by the Partnership of Common Units, Subordinated Units and Incentive Distribution Rights to the General Partner,                     ,                     ,                     and the Underwriters as described in Sections 5.2 and 5.3 in connection with the Initial Offering, the General Partner shall admit such parties to the Partnership as Initial Limited Partners in respect of the Common Units, Subordinated Units or Incentive Distribution Rights issued to them.
Section 10.2     Admission of Substituted Limited Partners.
       By transfer of a Limited Partner Interest in accordance with Article IV, the transferor shall be deemed to have given the transferee the right to seek admission as a Substituted Limited Partner subject to the conditions of, and in the manner permitted under, this Agreement. A transferor of a Certificate representing a Limited Partner Interest shall, however, only have the authority to convey to a purchaser or other transferee who does not execute and deliver a Transfer Application (a) the right to negotiate such Certificate to a purchaser or other transferee and (b) the right to transfer the right to request admission as a Substituted Limited Partner to such purchaser or other transferee in respect of the transferred Limited Partner Interests. Each transferee of a Limited Partner Interest (including any nominee holder or an agent acquiring such Limited Partner Interest for the account of another Person) who executes and delivers a Transfer Application shall, by virtue of such execution and delivery, be an Assignee. Such Assignee shall automatically be admitted to the Partnership as a Substituted Limited Partner with respect to the Limited Partner Interests so transferred to such Person at such time as such transfer is recorded in the books and records of the Partnership, and until so recorded, such transferee shall be an Assignee. The General Partner shall periodically, but no less frequently than on the first Business Day of each calendar quarter, cause any unrecorded transfers of Limited Partner Interests with respect to which a duly executed Transfer Application has been received to be recorded in the books and records of the Partnership. An Assignee shall have an interest in the Partnership equivalent to that of a Limited Partner with respect to allocations and distributions, including liquidating distributions, of the Partnership. With respect to voting rights attributable to Limited Partner Interests that are held by Assignees, the General Partner shall be deemed to be the Limited Partner with respect thereto and shall, in exercising the voting rights in respect of such Limited Partner Interests on any matter, vote such Limited Partner Interests at the written direction of the Assignee who is the Record Holder of such Limited Partner Interests. If no such written direction is received, such Limited Partner Interests will not be voted. An Assignee shall have no other rights of a Limited Partner.
Section 10.3     Admission of Successor General Partner.
       A successor General Partner approved pursuant to Section 11.1 or 11.2 or the transferee of or successor to all of the General Partner Interest (represented by General Partner Units) pursuant to Section 4.6 who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as the General Partner, effective immediately prior to the withdrawal or removal of the predecessor or transferring General Partner, pursuant to Section 11.1 or 11.2 or the transfer of the General Partner Interest (represented by General Partner Units) pursuant to Section 4.6, provided, however, that no such successor shall be admitted to the Partnership until compliance with the terms of Section 4.6 has occurred and such successor has executed and delivered such other documents or instruments as may be required to effect such admission. Any such successor shall, subject to the terms hereof, carry on the business of the members of the Partnership Group without dissolution.

Section 10.4     Admission of Additional Limited Partners.
       (a) A Person (other than the General Partner, an Initial Limited Partner or a Substituted Limited Partner) who makes a Capital Contribution to the Partnership in accordance with this Agreement shall be admitted to the Partnership as an Additional Limited Partner only upon furnishing to the General Partner:

(i) evidence of acceptance in form satisfactory to the General Partner of all of the terms and conditions of this Agreement, including the power of attorney granted in Section 2.6, and

(ii) such other documents or instruments as may be required by the General Partner to effect such Person’s admission as an Additional Limited Partner.
       (b) Notwithstanding anything to the contrary in this Section 10.4, no Person shall be admitted as an Additional Limited Partner without the consent of the General Partner. The admission of any Person as an Additional Limited Partner shall become effective on the date upon which the name of such Person is recorded as such in the books and records of the Partnership, following the consent of the General Partner to such admission.
Section 10.5     Amendment of Agreement and Certificate of Limited Partnership.
       To effect the admission to the Partnership of any Partner, the General Partner shall take all steps necessary or appropriate under the Delaware Act to amend the records of the Partnership to reflect such admission and, if necessary, to prepare as soon as practicable an amendment to this Agreement and, if required by law, the General Partner shall prepare and file an amendment to the Certificate of Limited Partnership, and the General Partner may for this purpose, among others, exercise the power of attorney granted pursuant to Section 2.6.
ARTICLE XI
WITHDRAWAL OR REMOVAL OF PARTNERS
Section 11.1     Withdrawal of the General Partner.
       (a) The General Partner shall be deemed to have withdrawn from the Partnership upon the occurrence of any one of the following events (each such event herein referred to as an “Event of Withdrawal”);

(i) The General Partner voluntarily withdraws from the Partnership by giving written notice to the other Partners;

(ii) The General Partner transfers all of its rights as General Partner pursuant to Section 4.6;

(iii) The General Partner is removed pursuant to Section 11.2;

(iv) The General Partner (A) makes a general assignment for the benefit of creditors; (B) files a voluntary bankruptcy petition for relief under Chapter 7 of the United States Bankruptcy Code; (C) files a petition or answer seeking for itself a liquidation, dissolution or similar relief (but not a reorganization) under any law; (D) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the General Partner in a proceeding of the type described in clauses (A)-(C) of this Section 11.1(a)(iv); or (E) seeks, consents to or acquiesces in the appointment of a trustee (but not a debtor-in-possession), receiver or liquidator of the General Partner or of all or any substantial part of its properties;

(v) A final and non-appealable order of relief under Chapter 7 of the United States Bankruptcy Code is entered by a court with appropriate jurisdiction pursuant to a voluntary or involuntary petition by or against the General Partner; or

(vi) (A) in the event the General Partner is a corporation, a certificate of dissolution or its equivalent is filed for the General Partner, or 90 days expire after the date of notice to the General Partner of revocation of its charter without a reinstatement of its charter, under the laws of its state of incorporation; (B) in the event the General Partner is a partnership or a limited liability company, the dissolution and commencement of winding up of the General Partner; (C) in the event the General Partner is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust; (D) in the event the General Partner is a natural person, his death or adjudication of incompetency; and (E) otherwise in the event of the termination of the General Partner.
If an Event of Withdrawal specified in Section 11.1(a)(iv), (v) or (vi)(A), (B), (C) or (E) occurs, the withdrawing General Partner shall give notice to the Limited Partners within 30 days after such occurrence. The Partners hereby agree that only the Events of Withdrawal described in this Section 11.1 shall result in the withdrawal of the General Partner from the Partnership.
       (b) Withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances: (i) at any time during the period beginning on the Closing Date and ending at 12:00 midnight, prevailing Eastern Time, on December 31, 2015, the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Limited Partners; provided, that prior to the effective date of such withdrawal, the withdrawal is approved by Unitholders holding at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) and the General Partner delivers to the Partnership an Opinion of Counsel (“Withdrawal Opinion of Counsel”) that such withdrawal (following the selection of the successor General Partner) would not result in the loss of the limited liability of any Limited Partner or any Group Member or cause any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed); (ii) at any time after 12:00 midnight, prevailing Eastern Time, on December 31, 2015, the General Partner voluntarily withdraws by giving at least 90 days’ advance notice to the Unitholders, such withdrawal to take effect on the date specified in such notice; (iii) at any time that the General Partner ceases to be the General Partner pursuant to Section 11.1(a)(ii) or is removed pursuant to Section 11.2; or (iv) notwithstanding clause (i) of this sentence, at any time that the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Limited Partners, such withdrawal to take effect on the date specified in the notice, if at the time such notice is given one Person and its Affiliates (other than the General Partner and its Affiliates) own beneficially or of record or control at least 50% of the Outstanding Units. The withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall also constitute the withdrawal of the General Partner as general partner or managing member, if any, to the extent applicable, of the other Group Members. If the General Partner gives a notice of withdrawal pursuant to Section 11.1(a)(i), the holders of a Unit Majority, may, prior to the effective date of such withdrawal, elect a successor General Partner. The Person so elected as successor General Partner shall automatically become the successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If, prior to the effective date of the General Partner’s withdrawal, a successor is not selected by the Unitholders as provided herein or the Partnership does not receive a Withdrawal Opinion of Counsel, the Partnership shall be dissolved in accordance with Section 12.1. Any successor General Partner elected in accordance with the terms of this Section 11.1 shall be subject to the provisions of Section 10.3.

Section 11.2     Removal of the General Partner.
       The General Partner may be removed if such removal is approved by the Unitholders holding at least 66 2/3% of the Outstanding Units (including Units held by the General Partner and its Affiliates) voting as a single class. Any such action by such holders for removal of the General Partner must also provide for the election of a successor General Partner by the Unitholders holding a majority of the outstanding Common Units voting as a class and a majority of the outstanding Subordinated Units voting as a class (including Units held by the General Partner and its Affiliates). Such removal shall be effective immediately following the admission of a successor General Partner pursuant to Section 10.3. The removal of the General Partner shall also automatically constitute the removal of the General Partner as general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If a Person is elected as a successor General Partner in accordance with the terms of this Section 11.2, such Person shall, upon admission pursuant to Section 10.3, automatically become a successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. The right of the holders of Outstanding Units to remove the General Partner shall not exist or be exercised unless the Partnership has received an opinion opining as to the matters covered by a Withdrawal Opinion of Counsel. Any successor General Partner elected in accordance with the terms of this Section 11.2 shall be subject to the provisions of Section 10.3.
Section 11.3     Interest of Departing General Partner and Successor General Partner.
       (a) In the event of (i) withdrawal of the General Partner under circumstances where such withdrawal does not violate this Agreement or (ii) removal of the General Partner by the holders of Outstanding Units under circumstances where Cause does not exist, if the successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2, the Departing General Partner shall have the option, exercisable prior to the effective date of the departure of such Departing General Partner, to require its successor to purchase its General Partner Interest (represented by General Partner Units) and its general partner interest (or equivalent interest), if any, in the other Group Members and all of the Incentive Distribution Rights (collectively, the “Combined Interest”) in exchange for an amount in cash equal to the fair market value of such Combined Interest, such amount to be determined and payable as of the effective date of its departure. If the General Partner is removed by the Unitholders under circumstances where Cause exists or if the General Partner withdraws under circumstances where such withdrawal violates this Agreement, and if a successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2 (or if the business of the Partnership is continued pursuant to Section 12.2 and the successor General Partner is not the former General Partner), such successor shall have the option, exercisable prior to the effective date of the departure of such Departing General Partner (or, in the event the business of the Partnership is continued, prior to the date the business of the Partnership is continued), to purchase the Combined Interest for such fair market value of such Combined Interest of the Departing General Partner. In either event, the Departing General Partner shall be entitled to receive all reimbursements due such Departing General Partner pursuant to Section 7.4, including any employee-related liabilities (including severance liabilities), incurred in connection with the termination of any employees employed by the Departing General Partner or its Affiliates (other than any Group Member) for the benefit of the Partnership or the other Group Members.
       For purposes of this Section 11.3(a), the fair market value of the Departing General Partner’s Combined Interest shall be determined by agreement between the Departing General Partner and its successor or, failing agreement within 30 days after the effective date of such Departing General Partner’s departure, by an independent investment banking firm or other independent expert selected by the Departing General Partner and its successor, which, in turn, may rely on other experts, and the determination of which shall be conclusive as to such matter. If such parties cannot agree upon one independent investment banking firm or other independent expert within 45 days after the effective date of such departure, then the Departing General Partner shall designate an independent investment banking firm or other independent expert, the Departing General Partner’s successor shall designate an independent investment banking firm or other independent expert, and such firms or experts shall mutually select a third independent investment banking firm or independent expert, which third independent investment banking firm or other independent expert shall determine the fair market value of the Combined Interest of the Departing General Partner. In making its determination, such third independent investment banking firm or other independent expert may consider the then current trading price of Units on any National Securities Exchange on which Units are then listed or admitted to trading, the value of the Partnership’s assets, the rights and obligations of the Departing General Partner and other factors it may deem relevant.
       (b) If the Combined Interest is not purchased in the manner set forth in Section 11.3(a), the Departing General Partner (or its transferee) shall become a Limited Partner and its Combined Interest shall be converted into Common Units pursuant to a valuation made by an investment banking firm or other independent expert selected pursuant to Section 11.3(a), without reduction in such Partnership Interest (but subject to proportionate dilution by reason of the admission of its successor). Any successor General Partner shall indemnify the Departing General Partner (or its transferee) as to all debts and liabilities of the Partnership arising on or after the date on which the Departing General Partner (or its transferee) becomes a Limited Partner. For purposes of this Agreement, conversion of the Combined Interest of the Departing General Partner to Common Units will be characterized as if the Departing General Partner (or its transferee) contributed its Combined Interest to the Partnership in exchange for the newly issued Common Units.
       (c) If a successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2 (or if the business of the Partnership is continued pursuant to Section 12.2 and the successor General Partner is not the former General Partner) and the option described in Section 11.3(a) is not exercised by the party entitled to do so, the successor General Partner shall, at the effective date of its admission to the Partnership, contribute to the Partnership cash in the amount equal to the product of the Percentage Interest of the Departing General Partner and the Net Agreed Value of the Partnership’s assets on such date. In such event, such successor General Partner shall, subject to the following sentence, be entitled to its Percentage Interest of all Partnership allocations and distributions to which the Departing General Partner was entitled. In addition, the successor General Partner shall cause this Agreement to be amended to reflect that, from and after the date of such successor General Partner’s admission, the successor General Partner’s interest in all Partnership distributions and allocations shall be its Percentage Interest.

Section 11.4	Termination of Subordination Period, Conversion of Subordinated Units and Extinguishment of Cumulative Common Unit Arrearages.
       Notwithstanding any provision of this Agreement, if the General Partner is removed as general partner of the Partnership under circumstances where Cause does not exist and Units held by the General Partner and its Affiliates are not voted in favor of such removal, (i) the Subordination Period will end and all Outstanding Subordinated Units will immediately and automatically convert into Common Units on a one-for-one basis, (ii) all Cumulative Common Unit Arrearages on the Common Units will be extinguished and (iii) the General Partner will have the right to convert its General Partner Interest (represented by General Partner Units) and its Incentive Distribution Rights into Common Units or to receive cash in exchange therefor.
Section 11.5     Withdrawal of Limited Partners.
       No Limited Partner shall have any right to withdraw from the Partnership; provided, however, that when a transferee of a Limited Partner’s Limited Partner Interest becomes a Record Holder of the Limited Partner Interest so transferred, such transferring Limited Partner shall cease to be a Limited Partner with respect to the Limited Partner Interest so transferred.

ARTICLE XII
DISSOLUTION AND LIQUIDATION
Section 12.1     Dissolution.
       The Partnership shall not be dissolved by the admission of Substituted Limited Partners or Additional Limited Partners or by the admission of a successor General Partner in accordance with the terms of this Agreement. Upon the removal or withdrawal of the General Partner, if a successor General Partner is elected pursuant to Section 11.1 or 11.2, the Partnership shall not be dissolved and such successor General Partner shall continue the business of the Partnership. The Partnership shall dissolve, and (subject to Section 12.2) its affairs shall be wound up, upon:

(a) an Event of Withdrawal of the General Partner as provided in Section 11.1(a) (other than Section 11.1(a)(ii)), unless a successor is elected and an Opinion of Counsel is received as provided in Section 11.1(b) or 11.2 and such successor is admitted to the Partnership pursuant to Section 10.3;

(b) an election to dissolve the Partnership by the General Partner that is approved by the holders of a Unit Majority;

(c) the entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Delaware Act; or

(d) at any time there are no Limited Partners, unless the Partnership is continued without dissolution in accordance with the Delaware Act.

Section 12.2	Continuation of the Business of the Partnership After Dissolution.
       Upon (a) dissolution of the Partnership following an Event of Withdrawal caused by the withdrawal or removal of the General Partner as provided in Section 11.1(a)(i) or (iii) and the failure of the Partners to select a successor to such Departing General Partner pursuant to Section 11.1 or 11.2, then within 90 days thereafter, or (b) dissolution of the Partnership upon an event constituting an Event of Withdrawal as defined in Section 11.1(a)(iv), (v) or (vi), then, to the maximum extent permitted by law, within 180 days thereafter, the holders of a Unit Majority may elect to continue the business of the Partnership on the same terms and conditions set forth in this Agreement by appointing as a successor General Partner a Person approved by the holders of a Unit Majority. Unless such an election is made within the applicable time period as set forth above, the Partnership shall conduct only activities necessary to wind up its affairs. If such an election is so made, then:

(i) the Partnership shall continue without dissolution unless earlier dissolved in accordance with this Article XII;

(ii) if the successor General Partner is not the former General Partner, then the interest of the former General Partner shall be treated in the manner provided in Section 11.3; and

(iii) the successor General Partner shall be admitted to the Partnership as General Partner, effective as of the Event of Withdrawal, by agreeing in writing to be bound by this Agreement; provided, that the right of the holders of a Unit Majority to approve a successor General Partner and to continue the business of the Partnership shall not exist and may not be exercised unless the Partnership has received an Opinion of Counsel that (x) the exercise of the right would not result in the loss of limited liability of any Limited Partner and (y) neither the Partnership nor any Group Member would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of such right to continue (to the extent not already so treated or taxed).

Section 12.3     Liquidator.
       Upon dissolution of the Partnership, unless the business of the Partnership is continued pursuant to Section 12.2, the General Partner shall select one or more Persons to act as Liquidator. The Liquidator (if other than the General Partner) shall be entitled to receive such compensation for its services as may be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. The Liquidator (if other than the General Partner) shall agree not to resign at any time without 15 days’ prior notice and may be removed at any time, with or without cause, by notice of removal approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this Article XII, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the General Partner under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers, other than the limitation on sale set forth in Section 7.3) necessary or appropriate to carry out the duties and functions of the Liquidator hereunder for and during the period of time required to complete the winding up and liquidation of the Partnership as provided for herein.
Section 12.4     Liquidation.
       The Liquidator shall proceed to dispose of the assets of the Partnership, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as determined by the Liquidator, subject to Section 17-804 of the Delaware Act and the following:

(a) The assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidator and such Partner or Partners may agree. If any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of Section 12.4(c) to have received cash equal to its fair market value; and contemporaneously therewith, appropriate cash distributions must be made to the other Partners. The Liquidator may defer liquidation or distribution of the Partnership’s assets for a reasonable time if it determines that an immediate sale or distribution of all or some of the Partnership’s assets would be impractical or would cause undue loss to the Partners. The Liquidator may distribute the Partnership’s assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Partners.

(b) Liabilities of the Partnership include amounts owed to the Liquidator as compensation for serving in such capacity (subject to the terms of Section 12.3) and amounts to Partners otherwise than in respect of their distribution rights under Article VI. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds.

(c) All property and all cash in excess of that required to discharge liabilities as provided in Section 12.4(b) shall be distributed to the Partners in accordance with, and to the extent of, the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments (other than those made by reason of distributions pursuant to this Section 12.4(c)) for the taxable year of the Partnership during which the liquidation of the Partnership occurs (with such date of occurrence being determined pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(g)), and such distribution shall be made by the end of such taxable year (or, if later, within 90 days after said date of such occurrence).

Section 12.5     Cancellation of Certificate of Limited Partnership.
       Upon the completion of the distribution of Partnership cash and property as provided in Section 12.4 in connection with the liquidation of the Partnership, the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.
Section 12.6     Return of Contributions.
       The General Partner shall not be personally liable for, and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate, the return of the Capital Contributions of the Limited Partners or Unitholders, or any portion thereof, it being expressly understood that any such return shall be made solely from Partnership assets.
Section 12.7     Waiver of Partition.
       To the maximum extent permitted by law, each Partner hereby waives any right to partition of the Partnership property.
Section 12.8     Capital Account Restoration.
       No Limited Partner shall have any obligation to restore any negative balance in its Capital Account upon liquidation of the Partnership. The General Partner shall be obligated to restore any negative balance in its Capital Account upon liquidation of its interest in the Partnership by the end of the taxable year of the Partnership during which such liquidation occurs, or, if later, within 90 days after the date of such liquidation.
ARTICLE XIII
AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE

Section 13.1	Amendments to be Adopted Solely by the General Partner.
       Each Partner agrees that the General Partner, without the approval of any Partner or Assignee, may amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

(a) a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent of the Partnership or the registered office of the Partnership;

(b) admission, substitution, withdrawal or removal of Partners in accordance with this Agreement;

(c) a change that the General Partner determines to be necessary or appropriate to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the laws of any state or to ensure that the Group Members will not be treated as associations taxable as corporations or otherwise taxed as entities for federal income tax purposes;

(d) a change that the General Partner determines, (i) does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect, (ii) to be necessary or appropriate to

(A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act) or (B) facilitate the trading of the Units (including the division of any class or classes of Outstanding Units into different classes to facilitate uniformity of tax consequences within such classes of Units) or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are or will be listed or admitted to trading, (iii) to be necessary or appropriate in connection with action taken by the General Partner pursuant to Section 5.10 or (iv) is required to effect the intent expressed in the Registration Statement or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

(e) a change in the fiscal year or taxable year of the Partnership and any other changes that the General Partner determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of the Partnership including, if the General Partner shall so determine, a change in the definition of “Quarter” and the dates on which distributions are to be made by the Partnership;

(f) an amendment that is necessary, in the Opinion of Counsel, to prevent the Partnership, or the General Partner or its directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

(g) subject to the terms of Section 5.7, an amendment that the General Partner determines to be necessary or appropriate in connection with the authorization of issuance of any class or series of Partnership Securities pursuant to Section 5.6;

(h) any amendment expressly permitted in this Agreement to be made by the General Partner acting alone;

(i) an amendment effected, necessitated or contemplated by a Merger Agreement approved in accordance with Section 14.3;

(j) an amendment that the General Partner determines to be necessary or appropriate to reflect and account for the formation by the Partnership of, or investment by the Partnership in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with the conduct by the Partnership of activities permitted by the terms of Section 2.4;

(k) a merger or conveyance pursuant to Section 14.3(d); or

(l) any other amendments substantially similar to the foregoing.

Section 13.2     Amendment Procedures.
       Except as provided in Sections 13.1 and 13.3, all amendments to this Agreement shall be made in accordance with the following requirements. Amendments to this Agreement may be proposed only by the General Partner; provided, however, that the General Partner shall have no duty or obligation to propose any amendment to this Agreement and may decline to do so free of any fiduciary duty or obligation whatsoever to the Partnership, any Limited Partner or Assignee and, in declining to propose an amendment, to the fullest extent permitted by law shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. A proposed amendment shall be effective upon its approval by the General Partner and the holders of a Unit Majority, unless a greater or different percentage is required under this Agreement or by Delaware law. Each proposed amendment that requires the approval of the holders of a specified percentage of Outstanding Units shall be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, the General Partner shall seek the written approval of the requisite percentage of Outstanding Units or call a meeting of the Unitholders to consider and vote on such proposed amendment. The General Partner shall notify all Record Holders upon final adoption of any such proposed amendments.
Section 13.3     Amendment Requirements.
       (a) Notwithstanding the provisions of Sections 13.1 and 13.2, no provision of this Agreement that establishes a percentage of Outstanding Units (including Units deemed owned by the General Partner) required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of reducing such voting percentage unless such amendment is approved by the written consent or the affirmative vote of holders of Outstanding Units whose aggregate Outstanding Units constitute not less than the voting requirement sought to be reduced.
       (b) Notwithstanding the provisions of Sections 13.1 and 13.2, no amendment to this Agreement may (i) enlarge the obligations of any Limited Partner without its consent, unless such shall be deemed to have occurred as a result of an amendment approved pursuant to Section 13.3(c) or (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, the General Partner or any of its Affiliates without its consent, which consent may be given or withheld at its option.
       (c) Except as provided in Section 14.3, and without limitation of the General Partner’s authority to adopt amendments to this Agreement without the approval of any Partners or Assignees as contemplated in Section 13.1, any amendment that would have a material adverse effect on the rights or preferences of any class of Partnership Interests in relation to other classes of Partnership Interests must be approved by the holders of not less than a majority of the Outstanding Partnership Interests of the class affected.
       (d) Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 13.1 and except as otherwise provided by Section 14.3(b), no amendments shall become effective without the approval of the holders of at least 90% of the Outstanding Units voting as a single class unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any Limited Partner under applicable law.
       (e) Except as provided in Section 13.1, this Section 13.3 shall only be amended with the approval of the holders of at least 90% of the Outstanding Units.
Section 13.4     Special Meetings.
       All acts of Limited Partners to be taken pursuant to this Agreement shall be taken in the manner provided in this Article XIII. Special meetings of the Limited Partners may be called by the General Partner or by Limited Partners owning 20% or more of the Outstanding Units of the class or classes for which a meeting is proposed. Limited Partners shall call a special meeting by delivering to the General Partner one or more requests in writing stating that the signing Limited Partners wish to call a special meeting and indicating the general or specific purposes for which the special meeting is to be called. Within 60 days after receipt of such a call from Limited Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, listing agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the General Partner shall send a notice of the meeting to the Limited Partners either directly or indirectly through the Transfer Agent. A meeting shall be held at a time and place determined by the General Partner on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. Limited Partners shall not vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’

limited liability under the Delaware Act or the law of any other state in which the Partnership is qualified to do business.
Section 13.5     Notice of a Meeting.
       Notice of a meeting called pursuant to Section 13.4 shall be given to the Record Holders of the class or classes of Units for which a meeting is proposed in writing by mail or other means of written communication in accordance with Section 16.1. The notice shall be deemed to have been given at the time when deposited in the mail or sent by other means of written communication.
Section 13.6     Record Date.
       For purposes of determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners or to give approvals without a meeting as provided in Section 13.11 the General Partner may set a Record Date, which shall not be less than 10 nor more than 60 days before (a) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading, in which case the rule, regulation, guideline or requirement of such National Securities Exchange shall govern) or (b) in the event that approvals are sought without a meeting, the date by which Limited Partners are requested in writing by the General Partner to give such approvals. If the General Partner does not set a Record Date, then (a) the Record Date for determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners shall be the close of business on the day next preceding the day on which notice is given, and (b) the Record Date for determining the Limited Partners entitled to give approvals without a meeting shall be the date the first written approval is deposited with the Partnership in care of the General Partner in accordance with Section 13.11.
Section 13.7     Adjournment.
       When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days. At the adjourned meeting, the Partnership may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article XIII.
Section 13.8     Waiver of Notice; Approval of Meeting; Approval of Minutes.
       The transactions of any meeting of Limited Partners, however called and noticed, and whenever held, shall be as valid as if it had occurred at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy. Attendance of a Limited Partner at a meeting shall constitute a waiver of notice of the meeting, except when the Limited Partner attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened; and except that attendance at a meeting is not a waiver of any right to disapprove the consideration of matters required to be included in the notice of the meeting, but not so included, if the disapproval is expressly made at the meeting.
Section 13.9     Quorum and Voting.
       The holders of a majority of the Outstanding Units of the class or classes for which a meeting has been called (including Outstanding Units deemed owned by the General Partner) represented in person or by proxy shall constitute a quorum at a meeting of Limited Partners of such class or classes unless any such action by the Limited Partners requires approval by holders of a greater percentage of such Units, in which case the quorum shall be such greater percentage. At any meeting of the Limited Partners duly called and held in accordance with this Agreement at which a quorum is present, the act of Limited Partners holding Outstanding Units that in the aggregate represent a majority of the Outstanding Units entitled to vote and be present in person or by proxy at such meeting shall be deemed to constitute the act of all Limited Partners, unless a greater or different percentage is required with respect to such action under the provisions of this Agreement, in which case the act of the Limited Partners holding Outstanding Units that in the aggregate represent at least such greater or different percentage shall be required. The Limited Partners present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Limited Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by the required percentage of Outstanding Units specified in this Agreement (including Outstanding Units deemed owned by the General Partner). In the absence of a quorum any meeting of Limited Partners may be adjourned from time to time by the affirmative vote of holders of at least a majority of the Outstanding Units entitled to vote at such meeting (including Outstanding Units deemed owned by the General Partner) represented either in person or by proxy, but no other business may be transacted, except as provided in Section 13.7.
Section 13.10     Conduct of a Meeting.
       The General Partner shall have full power and authority concerning the manner of conducting any meeting of the Limited Partners or solicitation of approvals in writing, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of Section 13.4, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting. The General Partner shall designate a Person to serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting. All minutes shall be kept with the records of the Partnership maintained by the General Partner. The General Partner may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Limited Partners or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the revocation of approvals in writing.
Section 13.11     Action Without a Meeting.
       If authorized by the General Partner, any action that may be taken at a meeting of the Limited Partners may be taken without a meeting if an approval in writing setting forth the action so taken is signed by Limited Partners owning not less than the minimum percentage of the Outstanding Units (including Units deemed owned by the General Partner) that would be necessary to authorize or take such action at a meeting at which all the Limited Partners were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading, in which case the rule, regulation, guideline or requirement of such National Securities Exchange shall govern). Prompt notice of the taking of action without a meeting shall be given to the Limited Partners who have not approved in writing. The General Partner may specify that any written ballot submitted to Limited Partners for the purpose of taking any action without a meeting shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the General Partner. If a ballot returned to the Partnership does not vote all of the Units held by the Limited Partners, the Partnership shall be deemed to have failed to receive a ballot for the Units that were not voted. If approval of the taking of any action by the Limited Partners is solicited by any Person other than by or on behalf of the General Partner, the written approvals shall have no force and effect unless and until (a) they are deposited with the Partnership in care of the General Partner, (b) approvals sufficient to take the action proposed are dated as of a date not more than 90 days prior to the date sufficient approvals are deposited with the Partnership and (c) an Opinion of Counsel is delivered to the General Partner to the effect that the exercise of such right and the action proposed to be taken with respect to any particular matter (i) will not cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability, and (ii) is otherwise permissible under the state statutes then governing the rights, duties and liabilities of the Partnership and the Partners.
Section 13.12     Right to Vote and Related Matters.
       (a) Only those Record Holders of the Units on the Record Date set pursuant to Section 13.6 (and also subject to the limitations contained in the definition of “Outstanding”) shall be entitled to notice of, and to vote at, a meeting of Limited Partners or to act with respect to matters as to which the holders of the Outstanding Units have the right to vote or to act. All references in this Agreement to votes of, or other acts that may be taken by, the Outstanding Units shall be deemed to be references to the votes or acts of the Record Holders of such Outstanding Units.
       (b) With respect to Units that are held for a Person’s account by another Person (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such Units are registered, such other Person shall, in exercising the voting rights in respect of such Units on any matter, and unless the arrangement between such Persons provides otherwise, vote such Units in favor of, and at the direction of, the Person who is the beneficial owner, and the Partnership shall be entitled to assume it is so acting without further inquiry. The provisions of this Section 13.12(b) (as well as all other provisions of this Agreement) are subject to the provisions of Section 4.3.
ARTICLE XIV
MERGER
Section 14.1     Authority.
       The Partnership may merge or consolidate with or into one or more corporations, limited liability companies, statutory trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a partnership (whether general or limited (including a limited liability partnership)), formed under the laws of the State of Delaware or any other state of the United States of America, pursuant to a written agreement of merger or consolidation (“Merger Agreement”) in accordance with this Article XIV.
Section 14.2     Procedure for Merger or Consolidation.
       Merger or consolidation of the Partnership pursuant to this Article XIV requires the prior consent of the General Partner; provided, however, that, to the fullest extent permitted by law, the General Partner shall have no duty or obligation to consent to any merger or consolidation of the Partnership and may decline to do so free of any fiduciary duty or obligation whatsoever to the Partnership, any Limited Partner or Assignee and, in declining to consent to a merger or consolidation, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. If the General Partner shall determine to consent to the merger or consolidation, the General Partner shall approve the Merger Agreement, which shall set forth:

(a) the names and jurisdictions of formation or organization of each of the business entities proposing to merge or consolidate;

(b) the name and jurisdiction of formation or organization of the business entity that is to survive the proposed merger or consolidation (the “Surviving Business Entity”);

(c) the terms and conditions of the proposed merger or consolidation;

(d) the manner and basis of exchanging or converting the equity securities of each constituent business entity for, or into, cash, property or interests, rights, securities or obligations of the Surviving Business Entity; and (i) if any general or limited partner interests, securities or rights of any constituent business entity are not to be exchanged or converted solely for, or into, cash, property or interests, rights, securities or obligations of the Surviving Business Entity, the cash, property or general or limited partner interests, rights, securities or obligations of any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other entity (other than the Surviving Business Entity) which the holders of such interests, securities or rights are to receive in exchange for, or upon conversion of their interests, securities or rights, and (ii) in the case of securities represented by certificates, upon the surrender of such certificates, which cash, property or interests, rights, securities or obligations of the Surviving Business Entity or any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other entity (other than the Surviving Business Entity), or evidences thereof, are to be delivered;

(e) a statement of any changes in the constituent documents or the adoption of new constituent documents (the articles or certificate of incorporation, articles of trust, declaration of trust, certificate or agreement of limited partnership or other similar charter or governing document) of the Surviving Business Entity to be effected by such merger or consolidation;

(f) the effective time of the merger, which may be the date of the filing of the certificate of merger pursuant to Section 14.4 or a later date specified in or determinable in accordance with the Merger Agreement (provided, that if the effective time of the merger is to be later than the date of the filing of such certificate of merger, the effective time shall be fixed at a date or time certain at or prior to the time of the filing of such certificate of merger and stated therein); and

(g) such other provisions with respect to the proposed merger or consolidation that the General Partner determines to be necessary or appropriate.
Section 14.3     Approval by Limited Partners of Merger or Consolidation.
       (a) Except as provided in Sections 14.3(d) and 14.3(e), the General Partner, upon its approval of the Merger Agreement, shall direct that the Merger Agreement be submitted to a vote of Limited Partners, whether at a special meeting or by written consent, in either case in accordance with the requirements of Article XIII. A copy or a summary of the Merger Agreement shall be included in or enclosed with the notice of a special meeting or the written consent.
       (b) Except as provided in Sections 14.3(d) and 14.3(e), the Merger Agreement shall be approved upon receiving the affirmative vote or consent of the holders of a Unit Majority.
       (c) Except as provided in Sections 14.3(d) and 14.3(e), after such approval by vote or consent of the Limited Partners, and at any time prior to the filing of the certificate of merger pursuant to Section 14.4, the merger or consolidation may be abandoned pursuant to provisions therefor, if any, set forth in the Merger Agreement.
       (d) Notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Limited Partner approval, to convert the Partnership or any Group Member into a new limited liability entity, to merge the Partnership or any Group Member into, or convey all of the Partnership’s assets to, another limited liability entity which shall be newly formed and shall have no assets, liabilities or operations at the time of such conversion, merger or conveyance other than those it receives from the Partnership or other Group Member if (i) the General Partner has received an Opinion of Counsel that the conversion, merger or conveyance, as the case may be, would not result in the loss of the limited liability of any Limited Partner or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such), (ii) the sole purpose of such conversion, merger or conveyance is to effect a mere change in the legal form of the Partnership into another limited liability entity and (iii) the governing instruments of the new entity provide the Limited Partners and the General Partner with the same rights and obligations as are herein contained.
       (e) Additionally, notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Limited Partner approval, to merge or consolidate the Partnership with or into another entity if (A) the General Partner has received an Opinion of Counsel that the merger or consolidation, as the case may be, would not result in the loss of the limited liability of any Limited Partner or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such), (B) the merger or consolidation would not result in an amendment to the Partnership Agreement, other than any amendments that could be adopted pursuant to Section 13.1, (C) the Partnership is the Surviving Business Entity in such merger or consolidation, (D) each Unit outstanding immediately prior to the effective date of the merger or consolidation is to be an identical Unit of the Partnership after the effective date of the merger or consolidation, and (E) the number of Partnership Securities to be issued by the Partnership in such merger or consolidation do not exceed 20% of the Partnership Securities Outstanding immediately prior to the effective date of such merger or consolidation.
Section 14.4     Certificate of Merger.
       Upon the required approval by the General Partner and the Unitholders of a Merger Agreement, a certificate of merger shall be executed and filed with the Secretary of State of the State of Delaware in conformity with the requirements of the Delaware Act.
Section 14.5     Amendment of Partnership Agreement.
       Pursuant to Section 17-211(g) of the Delaware Act, an agreement of merger or consolidation approved in accordance with this Article XIV may (a) effect any amendment to this Agreement or (b) effect the adoption of a new partnership agreement for the Partnership if it is the Surviving Business Entity. Any such amendment or adoption made pursuant to this Section 14.5 shall be effective at the effective time or date of the merger or consolidation.
Section 14.6     Effect of Merger.
       (a) At the effective time of the certificate of merger:

(i) all of the rights, privileges and powers of each of the business entities that has merged or consolidated, and all property, real, personal and mixed, and all debts due to any of those business entities and all other things and causes of action belonging to each of those business entities, shall be vested in the Surviving Business Entity and after the merger or consolidation shall be the property of the Surviving Business Entity to the extent they were of each constituent business entity;

(ii) the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert and is not in any way impaired because of the merger or consolidation;

(iii) all rights of creditors and all liens on or security interests in property of any of those constituent business entities shall be preserved unimpaired; and

(iv) all debts, liabilities and duties of those constituent business entities shall attach to the Surviving Business Entity and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

       (b) A merger or consolidation effected pursuant to this Article shall not be deemed to result in a transfer or assignment of assets or liabilities from one entity to another.
ARTICLE XV
RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS
Section 15.1     Right to Acquire Limited Partner Interests.
       (a) Notwithstanding any other provision of this Agreement, if at any time the General Partner and its Affiliates hold more than 80% of the total Limited Partner Interests of any class then Outstanding, the General Partner shall then have the right, which right it may assign and transfer in whole or in part to the Partnership or any Affiliate of the General Partner, exercisable at its option, to purchase all, but not less than all, of such Limited Partner Interests of such class then Outstanding held by Persons other than the General Partner and its Affiliates, at the greater of (x) the Current Market Price as of the date three days prior to the date that the notice described in Section 15.1(b) is mailed and (y) the highest price paid by the General Partner or any of its Affiliates for any such Limited Partner Interest of such class purchased during the 90-day period preceding the date that the notice described in Section 15.1(b) is mailed. As used in this Agreement, (i) “Current Market Price” as of any date of any class of Limited Partner Interests means the average of the daily Closing Prices (as hereinafter defined) per Limited Partner Interest of such class for the 20 consecutive Trading Days (as hereinafter defined) immediately prior to such date; (ii) “Closing Price” for any day means the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal National Securities Exchange (other than the Nasdaq National Market) on which such Limited Partner Interests are listed or admitted to trading or, if such Limited Partner Interests are not listed or admitted to trading on any National Securities Exchange (other than the Nasdaq National Market), the last quoted price on such day or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market, as reported by the Nasdaq National Market or such other system then in use, or, if on any such day such Limited Partner Interests of such class are not quoted by any such organization, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in such Limited Partner Interests of such class selected by the General Partner, or if on any such day no market maker is making a market in such Limited Partner Interests of such class, the fair value of such Limited Partner Interests on such day as determined by the General Partner; and (iii) “Trading Day” means a day on which the principal National Securities Exchange on which such Limited Partner Interests of any class are listed is open for the transaction of business or, if Limited Partner Interests of a class are not listed on any National Securities Exchange, a day on which banking institutions in New York City generally are open.
       (b) If the General Partner, any Affiliate of the General Partner or the Partnership elects to exercise the right to purchase Limited Partner Interests granted pursuant to Section 15.1(a), the General Partner shall deliver to the Transfer Agent notice of such election to purchase (the “Notice of Election to Purchase”) and shall cause the Transfer Agent to mail a copy of such Notice of Election to Purchase to the Record Holders of Limited Partner Interests of such class (as of a Record Date selected by the General Partner) at least 10, but not more than 60, days prior to the Purchase Date. Such Notice of Election to Purchase shall also be published for a period of at least three consecutive days in at least two daily newspapers of general circulation printed in the English language and published in the Borough of Manhattan, New York. The Notice of Election to Purchase shall specify the Purchase Date and the price (determined in accordance with Section 15.1(a)) at which Limited Partner Interests will be purchased and state that the General Partner, its Affiliate or the Partnership, as the case may be, elects to purchase such Limited Partner Interests, upon surrender of Certificates representing such Limited Partner Interests in exchange for payment, at such office or offices of the Transfer Agent as the Transfer Agent may specify, or as may be required by any National Securities Exchange on which such Limited Partner Interests are listed. Any such Notice of Election to Purchase mailed to a Record Holder of Limited Partner Interests at his address as reflected in the records of the Transfer Agent shall be conclusively presumed to have been given regardless of whether the owner receives such notice. On or prior to the Purchase Date, the General Partner, its Affiliate or the Partnership, as the case may be, shall deposit with the Transfer Agent cash in an amount sufficient to pay the aggregate purchase price of all of such Limited Partner Interests to be purchased in accordance with this Section 15.1. If the Notice of Election to Purchase shall have been duly given as aforesaid at least 10 days prior to the Purchase Date, and if on or prior to the Purchase Date the deposit described in the preceding sentence has been made for the benefit of the holders of Limited Partner Interests subject to purchase as provided herein, then from and after the Purchase Date, notwithstanding that any Certificate shall not have been surrendered for purchase, all rights of the holders of such Limited Partner Interests (including any rights pursuant to Articles IV, V, VI, and XII) shall thereupon cease, except the right to receive the purchase price (determined in accordance with Section 15.1(a)) for Limited Partner Interests therefor, without interest, upon surrender to the Transfer Agent of the Certificates representing such Limited Partner Interests, and such Limited Partner Interests shall thereupon be deemed to be transferred to the General Partner, its Affiliate or the Partnership, as the case may be, on the record books of the Transfer Agent and the Partnership, and the General Partner or any Affiliate of the General Partner, or the Partnership, as the case may be, shall be deemed to be the owner of all such Limited Partner Interests from and after the Purchase Date and shall have all rights as the owner of such Limited Partner Interests (including all rights as owner of such Limited Partner Interests pursuant to Articles IV, V, VI and XII).
       (c) At any time from and after the Purchase Date, a holder of an Outstanding Limited Partner Interest subject to purchase as provided in this Section 15.1 may surrender his Certificate evidencing such Limited Partner Interest to the Transfer Agent in exchange for payment of the amount described in Section 15.1(a), therefor, without interest thereon.
ARTICLE XVI
GENERAL PROVISIONS
Section 16.1     Addresses and Notices.
       Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Partner or Assignee under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to the Partner or Assignee at the address described below. Any notice, payment or report to be given or made to a Partner or Assignee hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Record Holder of such Partnership Securities at his address as shown on the records of the Transfer Agent or as otherwise shown on the records of the Partnership, regardless of any claim of any Person who may have an interest in such Partnership Securities by reason of any assignment or otherwise. An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section 16.1 executed by the General Partner, the Transfer Agent or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report addressed to a Record Holder at the address of such Record Holder appearing on the books and records of the Transfer Agent or the Partnership is returned by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver it, such notice, payment or report and any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Transfer Agent or the

Partnership of a change in his address) if they are available for the Partner or Assignee at the principal office of the Partnership for a period of one year from the date of the giving or making of such notice, payment or report to the other Partners and Assignees. Any notice to the Partnership shall be deemed given if received by the General Partner at the principal office of the Partnership designated pursuant to Section 2.3. The General Partner may rely and shall be protected in relying on any notice or other document from a Partner, Assignee or other Person if believed by it to be genuine.
Section 16.2     Further Action.
       The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.
Section 16.3     Binding Effect.
       This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.
Section 16.4     Integration.
       This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.
Section 16.5     Creditors.
       None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.
Section 16.6     Waiver.
       No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.
Section 16.7     Counterparts.
       This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto or, in the case of a Person acquiring a Unit, upon accepting the certificate evidencing such Unit or executing and delivering a Transfer Application as herein described, independently of the signature of any other party.
Section 16.8     Applicable Law.
       This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.
Section 16.9     Invalidity of Provisions.
       If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

Section 16.10     Consent of Partners.
       Each Partner hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Partners, such action may be so taken upon the concurrence of less than all of the Partners and each Partner shall be bound by the results of such action.
Section 16.11     Facsimile Signatures.
       The use of facsimile signatures affixed in the name and on behalf of the transfer agent and registrar of the Partnership on certificates representing Common Units is expressly permitted by this Agreement.
[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK.]

       IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

GENERAL PARTNER:

CALUMET GP, LLC

By:

ORGANIZATIONAL LIMITED PARTNERS:

By:

LIMITED PARTNERS:

All Limited Partners now and hereafter admitted as Limited Partners of the Partnership, pursuant to powers of attorney now and hereafter executed in favor of, and granted and delivered to the General Partner.

CALUMET GP, LLC

By:

EXHIBIT A
to the First Amended and Restated
Agreement of Limited Partnership of
Calumet Specialty Products Partners, L.P.
Certificate Evidencing Common Units
Representing Limited Partner Interests in
Calumet Specialty Products Partners, L.P.

No.	Common Units
       In accordance with Section 4.1 of the First Amended and Restated Agreement of Limited Partnership of Calumet Specialty Products Partners, L.P., as amended, supplemented or restated from time to time (the “Partnership Agreement”), Calumet Specialty Products Partners, L.P., a Delaware limited partnership (the “Partnership”), hereby certifies that                     (the “Holder”) is the registered owner of Common Units representing limited partner interests in the Partnership (the “Common Units”) transferable on the books of the Partnership, in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed and accompanied by a properly executed application for transfer of the Common Units represented by this Certificate. The rights, preferences and limitations of the Common Units are set forth in, and this Certificate and the Common Units represented hereby are issued and shall in all respects be subject to the terms and provisions of, the Partnership Agreement. Copies of the Partnership Agreement are on file at, and will be furnished without charge on delivery of written request to the Partnership at, the principal office of the Partnership located at 2780 Waterfront Parkway E. Drive, Suite 200, Indianapolis, Indiana 46214. Capitalized terms used herein but not defined shall have the meanings given them in the Partnership Agreement.
       The Holder, by accepting this Certificate, is deemed to have (i) requested admission as, and agreed to become, a Limited Partner and to have agreed to comply with and be bound by and to have executed the Partnership Agreement, (ii) represented and warranted that the Holder has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (iii) granted the powers of attorney provided for in the Partnership Agreement and (iv) made the waivers and given the consents and approvals contained in the Partnership Agreement.
       THE HOLDER OF THIS SECURITY ACKNOWLEDGES FOR THE BENEFIT OF THE PARTNERSHIP THAT THIS SECURITY MAY NOT BE SOLD, OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED IF SUCH TRANSFER WOULD (A) VIOLATE THE THEN APPLICABLE FEDERAL OR STATE SECURITIES LAWS OR RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY OTHER GOVERNMENTAL AUTHORITY WITH JURISDICTION OVER SUCH TRANSFER, (B) TERMINATE THE EXISTENCE OR QUALIFICATION OF THE PARTNERSHIP UNDER THE LAWS OF THE STATE OF DELAWARE, OR (C) CAUSE THE PARTNERSHIP TO BE TREATED AS AN ASSOCIATION TAXABLE AS A CORPORATION OR OTHERWISE TO BE TAXED AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES (TO THE EXTENT NOT ALREADY SO TREATED OR TAXED). CALUMET GP LLC, THE GENERAL PARTNER OF THE PARTNERSHIP, MAY IMPOSE ADDITIONAL RESTRICTIONS ON THE TRANSFER OF THIS SECURITY IF IT RECEIVES AN OPINION OF COUNSEL THAT SUCH RESTRICTIONS ARE NECESSARY TO AVOID A SIGNIFICANT RISK OF THE PARTNERSHIP BECOMING TAXABLE AS A CORPORATION OR OTHERWISE BECOMING TAXABLE AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES. THE RESTRICTIONS SET FORTH ABOVE SHALL NOT PRECLUDE THE SETTLEMENT OF ANY TRANSACTIONS INVOLVING THIS SECURITY ENTERED INTO THROUGH THE FACILITIES OF ANY NATIONAL SECURITIES EXCHANGE ON WHICH THIS SECURITY IS LISTED OR ADMITTED TO TRADING.

       This Certificate shall not be valid for any purpose unless it has been countersigned and registered by the Transfer Agent and Registrar.

Dated:	Calumet Specialty Products Partners, L.P.
Countersigned and Registered by:	By: Calumet GP LLC, its General Partner

By:

as Transfer Agent and Registrar	Name:
By:	By:

Authorized Signature	Secretary
[Reverse of Certificate]
ABBREVIATIONS
       The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as follows according to applicable laws or regulations:

TEN COM —	as tenants in common	UNIF GIFT MIN ACT
TEN ENT —	as tenants by the entireties		Custodian
		(Cust)		(Minor)
JT TEN —	as joint tenants with right of survivorship and not as tenants in common	under Uniform Gifts to Minors Act
(State)
       Additional abbreviations, though not in the above list, may also be used.

ASSIGNMENT OF COMMON UNITS
IN
CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.
       FOR VALUE RECEIVED,                     hereby assigns, conveys, sells and transfers unto

(Please print or typewrite name and address of Assignee)	(Please insert Social Security or other identifying number of Assignee)

 Common Units representing limited partner interests evidenced by this Certificate, subject to the Partnership Agreement, and does hereby irrevocably constitute and appoint as its attorney-in-fact with full power of substitution to transfer the same on the books of Calumet Specialty Products Partners, L.P.

Date:	NOTE:	The signature to any endorsement hereon must correspond with the name as written upon the face of this Certificate in every particular, without alteration, enlargement or change.
THE SIGNATURE(S) MUST BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM), PURSUANT TO S.E.C. RULE 17d-15		(Signature) (Signature)

       No transfer of the Common Units evidenced hereby will be registered on the books of the Partnership, unless the Certificate evidencing the Common Units to be transferred is surrendered for registration or transfer and an Application for Transfer of Common Units has been executed by a transferee either (a) on the form set forth below or (b) on a separate application that the Partnership will furnish on request without charge. A transferor of the Common Units shall have no duty to the transferee with respect to execution of the transfer application in order for such transferee to obtain registration of the transfer of the Common Units.
APPLICATION FOR TRANSFER OF COMMON UNITS
       The undersigned (“Assignee”) hereby applies for transfer to the name of the Assignee of the Common Units evidenced hereby.
       The Assignee (a) requests admission as a Substituted Limited Partner and agrees to comply with and be bound by, and hereby executes, the First Amended and Restated Agreement of Limited Partnership of Calumet Specialty Products Partners, L.P. (the “Partnership”), as amended, supplemented or restated to the date hereof (the “Partnership Agreement”), (b) represents and warrants that the Assignee has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (c) appoints the General Partner of the Partnership and, if a Liquidator shall be appointed, the Liquidator of the Partnership as the Assignee’s attorney-in-fact to execute, swear to, acknowledge and file any document, including the Partnership Agreement and any amendment thereto and the Certificate of Limited Partnership of the Partnership and any amendment thereto, necessary or appropriate for the Assignee’s admission as a Substituted Limited Partner and as a party to the Partnership Agreement, (d) gives the powers of attorney provided for in the Partnership Agreement, and (e) makes the waivers and gives the consents and approvals contained in the Partnership Agreement. Capitalized terms not defined herein have the meanings assigned to such terms in the Partnership Agreement.

Date:

Social Security or other identifying number	Signature of Assignee

Purchase Price including commissions, if any	Name and Address of Assignee

Type of Entity (check one):
☐ Individual	☐ Partnership	☐ Corporation

☐ Trust	☐ Other (specify)
Nationality (check one):
☐ U.S. Citizen, Resident or Domestic Entity
☐ Foreign Corporation	☐ Non-resident Alien
       If the U.S. Citizen, Resident or Domestic Entity box is checked, the following certification must be completed.
       Under Section 1445(e) of the Internal Revenue Code of 1986, as amended (the “Code”), the Partnership must withhold tax with respect to certain transfers of property if a holder of an interest in the Partnership is a foreign person. To inform the Partnership that no withholding is required with respect to the undersigned interestholder’s interest in it, the undersigned hereby certifies the following (or, if applicable, certifies the following on behalf of the interestholder).
Complete Either A or B:
A. Individual Interestholder

1.	I am not a non-resident alien for purposes of U.S. income taxation.

2.	My U.S. taxpayer identification number (Social Security Number) is .

3.	My home address is .
B. Partnership, Corporation or Other Interestholder

1.	___________________ is not a foreign corporation, foreign partnership, foreign trust (Name of Interestholder) or foreign estate (as those terms are defined in the Code and Treasury Regulations).

2.	The interestholder’s U.S. employer identification number is .

3.	The interestholder’s office address and place of incorporation (if applicable) is .
       The interestholder agrees to notify the Partnership within sixty (60) days of the date the interestholder becomes a foreign person.
       The interestholder understands that this Certificate may be disclosed to the Internal Revenue Service by the Partnership and that any false statement contained herein could be punishable by fine, imprisonment or both.

       Under penalties of perjury, I declare that I have examined this certification and to the best of my knowledge and belief it is true, correct and complete and, if applicable, I further declare that I have authority to sign this document on behalf of:

Name of Interestholder

Signature and Date

Title (if applicable)
       Note: If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee holder or an agent of any of the foregoing, and is holding for the account of any other person, this application should be completed by an officer thereof or, in the case of a broker or dealer, by a registered representative who is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or, in the case of any other nominee holder, a person performing a similar function. If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee owner or an agent of any of the foregoing, the above certification as to any person for whom the Assignee will hold the Common Units shall be made to the best of the Assignee’s knowledge.

APPENDIX B
GLOSSARY OF TERMS
       adjusted operating surplus: For any period, operating surplus generated during that period is adjusted to:

(a)	decrease operating surplus by:

(1)	any net increase in working capital borrowings with respect to that period; and

(2)	any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; and

(b)	increase operating surplus by:

(1)	any net decrease in working capital borrowings with respect to that period; and

(2)	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.
       Adjusted operating surplus does not include that portion of operating surplus included in clauses (a) (1) and (a) (2) of the definition of operating surplus.
       asphalt: A dark-brown-to-black cement-like material containing bitumens as the predominant constituent obtained by petroleum processing. The conversion factor for asphalt is 5.5 barrels per short ton.
       available cash: For any quarter ending prior to liquidation:

(a)	the sum of:

(1)	all cash and cash equivalents of Calumet Specialty Products Partners, L.P. and its subsidiaries on hand at the end of that quarter; and

(2)	if our general partner so determines, all or a portion of any additional cash or cash equivalents of Calumet Specialty Products Partners, L.P. and its subsidiaries on hand on the date of determination of available cash for that quarter;

(b)	less the amount of cash reserves established by our general partner to:

(1)	provide for the proper conduct of the business of Calumet Specialty Products Partners, L.P. and its subsidiaries (including reserves for future capital expenditures and for future credit needs of Calumet Specialty Products Partners, L.P. and its subsidiaries) after that quarter;

(2)	comply with applicable law or any financial instrument or other agreement or obligation to which Calumet Specialty Products Partners, L.P. or any of its subsidiaries is a party or its assets are subject; and

(3)	provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters;
provided, however, that disbursements made by us or any of our subsidiaries or cash reserves established, increased or reduced after the end of that quarter but on or before the date of determination of available cash for that quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining available cash, within that quarter if our general partner so determines.
       bpd: barrels per day.

       Bbls: Barrels.
       Btu: British Thermal Units.
       by-products: Products, other than gasoline and diesel, that are produced from refining crude oil to gasoline and diesel.
       capital account: The capital account maintained for a partner under the partnership agreement. The capital account of a partner for a common unit, a subordinated unit, an incentive distribution right or any other partnership interest will be the amount which that capital account would be if that common unit, subordinated unit, incentive distribution right or other partnership interest were the only interest in Calumet Specialty Products Partners, L.P. held by a partner.
       capital surplus: All available cash distributed by us from any source will be treated as distributed from operating surplus until the sum of all available cash distributed since the closing of the initial public offering equals the operating surplus as of the end of the quarter before that distribution. Any excess available cash will be deemed to be capital surplus.
       closing price: The last sale price on a day, regular way, or in case no sale takes place on that day, the average of the closing bid and asked prices on that day, regular way, in either case, as reported in the principal consolidated transaction reporting system for securities listed or admitted to trading on the principal national securities exchange on which the units of that class are listed or admitted to trading. If the units of that class are not listed or admitted to trading on any national securities exchange, the last quoted price on that day. If no quoted price exists, the average of the high bid and low asked prices on that day in the over-the-counter market, as reported by the NASDAQ National Market or any other system then in use. If on any day the units of that class are not quoted by any organization of that type, the average of the closing bid and asked prices on that day as furnished by a professional market maker making a market in the units of the class selected by the board of directors of our general partner. If on that day no market maker is making a market in the units of that class, the fair value of the units on that day as determined reasonably and in good faith by our general partner’s board of directors.
       common unit arrearage: The amount by which the minimum quarterly distribution for a quarter during the subordination period exceeds the distribution of available cash from operating surplus actually made for that quarter on a common unit, cumulative for that quarter and all prior quarters during the subordination period.
       crack spread: A simplified model that measures the difference between the price for light products and crude oil. For example, 3/2/1 crack spread is often referenced and represents the approximate gross margin resulting from processing one barrel of crude oil, assuming that three barrels of a benchmark crude oil are converted, or cracked, into two barrels of gasoline and one barrel of heating oil. Likewise, 2/1/1 crack spread represents the approximate gross margin resulting from processing one barrel of crude oil, assuming that two barrels of a benchmark crude oil are converted into one barrel of gasoline and one barrel of diesel.
       crude oil: A mixture of hydrocarbons that exists in liquid phase in underground reservoirs.
       crude oil throughput capacity: The amount of crude oil that can be processed by separating the crude oil according to boiling point under high heat and low pressure to recover various hydrocarbon fractions.
       current market price: For any class of units listed or admitted to trading on any national securities exchange as of any date, the average of the daily closing prices for the 20 consecutive trading days immediately prior to that date.
       distillates: Primarily diesel fuel, kerosene and jet fuel.
       feedstocks: Hydrocarbon compounds, such as crude oil and natural gas liquids, that are processed and blended into refined products.

       imports: Receipts of crude oil and petroleum products into the 50 States and the District of Columbia from foreign countries, Puerto Rico, the Virgin Islands, and other U.S. possessions and territories.
       interim capital transactions: The following transactions if they occur prior to liquidation:

(a)	borrowings, refinancings or refundings of indebtedness and sales of debt securities other than for items purchased on open account in the ordinary course of business) by Calumet Specialty Products Partners, L.P. or any of its subsidiaries;

(b)	sales of equity interests by Calumet Specialty Products Partners, L.P. or any of its subsidiaries; and

(c)	sales or other voluntary or involuntary dispositions of any assets of Calumet Specialty Products Partners, L.P. or any of its subsidiaries (other than sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business, and sales or other dispositions of assets as a part of normal retirements or replacements).
       lubricants or lubricating oils: A substance used to reduce friction between bearing surfaces or as process materials either incorporated into other materials used as processing aids in the manufacturing of other products, or as carriers of other materials. Categories include:

(a)	paraffinic, which includes all grades of bright stock and neutrals with a Viscosity Index > 75; and

(b)	naphthenic, which includes all lubricating oil base stocks with a Viscosity Index < 75.

       MMBbls: One million barrels.
       MMBtu: One million British Thermal Units.
       MMcf: One million cubic feet of natural gas.
       MBbls/d: One thousand barrels per day.
       MMBtu/d: One million British Thermal Units per day.
       MMcf/d: One million cubic feet per day.
       motor gasoline: A complex mixture of relatively volatile hydrocarbons, with or without small quantities of additives, that has been blended to form a fuel suitable for use in spark-ignition engines.
       operating expenditures: All of our expenditures and expenditures of our subsidiaries, including, but not limited to, taxes, reimbursements of our general partner, interest payments and maintenance capital expenditures, subject to the following:

(a)	Payments (including prepayments) of principal of and premium on indebtedness will not constitute operating expenditures.

(b)	Operating expenditures will not include:

(1) capital expenditures made for acquisitions or capital improvements;

(2)	payment of transaction expenses relating to interim capital transactions; or

(3)	distributions to unitholders.
       Where capital expenditures consist of both maintenance capital expenditures and expansion capital expenditures, the general partner, with the concurrence of the conflicts committee of the board of directors of our general partner, shall determine the allocation between the amounts paid for each.

       operating surplus: For any period prior to liquidation, on a cumulative basis and without duplication:

(a)	the sum of:

(1)	$10.0 million; and

(2)	all cash receipts of Calumet Specialty Products Partners, L.P. and its subsidiaries on hand on the closing date of our initial public offering; and

(3)	all cash receipts of Calumet Specialty Products Partners, L.P. and its subsidiaries for the period beginning on the closing date of the initial public offering and ending with the last day of that period, other than cash receipts from interim capital transactions; and

(4)	all cash receipts of Calumet Specialty Products Partners, L.P. and its subsidiaries after the end of that period but on or before the date of determination of operating surplus for the period resulting from working capital borrowings; less

(b)	the sum of:

(1)	operating expenditures for the period beginning on the closing date of our initial public offering and ending with the last day of that period; and

(2)	the amount of cash reserves that is established by our general partner to provide funds for future operating expenditures; provided however, that disbursements made (including contributions to a partner of Calumet Specialty Products Partners, L.P. and our subsidiaries or disbursements on behalf of a partner of Calumet Specialty Products Partners, L.P. and our subsidiaries) or cash reserves established, increased or reduced after the end of that period but on or before the date of determination of available cash for that period shall be deemed to have been made, established, increased or reduced for purposes of determining operating surplus, within that period if our general partner so determines.
       petroleum products: Petroleum products are obtained from the processing of crude oil (including lease condensate), natural gas, and other hydrocarbon compounds. Petroleum products include unfinished oils, liquefied petroleum gases, pentanes, aviation gasoline, motor gasoline, naphtha-type jet fuel, kerosene-type jet fuel, kerosene, distillate fuel oil, residual fuel oil, petrochemical feedstocks, special naphthas, lubricants, waxes, petroleum coke, asphalt, road oil, still gas, and miscellaneous products.
       refined products or finished products: Hydrocarbon compounds, such as gasoline, diesel fuel, jet fuel and residual fuel, that are produced by a refinery.
       solvent: A compound that has the ability to dissolve a given substance.
       subordination period: The subordination period will extend from the closing of the initial public offering until the first to occur of:

(a) the first day of any quarter beginning after December 31, 2010 for which:

(1)	distributions of available cash from operating surplus on each of the outstanding common units and subordinated units and general partner units equaled or exceeded the sum of the minimum quarterly distribution on all of the outstanding common units and subordinated units and general partner units for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

(2)	the adjusted operating surplus generated in the aggregate during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the common units and subordinated units that were outstanding during those periods on a fully diluted basis and the general partner units; and

(3)	there are no outstanding cumulative common units arrearages.

(b)	the date on which the general partner is removed as our general partner upon the requisite vote by the limited partners under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of the removal.
       throughput capacity: the amount of crude oil that can be processed by separating the crude oil according to boiling point under high heat and low pressure to recover various hydrocarbon fractions.
       turnaround: A periodically required standard procedure to refurbish and maintain a refinery that involves the shutdown and inspection of major processing units and occurs every three to five years.
       utilization: Ratio of total refinery throughput to the rated capacity of the refinery.
       wax: A solid or semi-solid material derived from petroleum distillates or residues by such treatments as chilling, precipitating with a solvent, or de-oiling. It is light-colored, more-or-less translucent crystalline mass, slightly greasy to the touch, consisting of a mixture of solid hydrocarbons in which the paraffin series predominates. Categories include:

(a)	microcrystalline, which is extracted from certain petroleum residues having a finer and less apparent crystalline structure than paraffin wax; and

(b)	crystalline or paraffinic, which is a light-colored paraffin wax.
       yield: The percentage of refined products that are produced from feedstocks.

      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the common units offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Prospectus Supplement

      Through and including                     , 2005 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

6,450,000 Common Units
Calumet Specialty
Products Partners, L.P.
Representing Limited Partner
Interests

PROSPECTUS

Goldman, Sachs & Co.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.
       Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the SEC registration fee, the NASD filing fee, and the NASDAQ National Market listing fee the amounts set forth below are estimates.

SEC registration fee	$19,925
NASD filing fee	17,428
Printing and engraving expenses	*
Fees and expenses of legal counsel	*
Accounting fees and expenses	*
Transfer agent and registrar fees	*
NASDAQ National Market listing fee	100,000
Miscellaneous	*

Total	*

*	To be provided by amendment.

Item 14.	Indemnification of Officers and Members of Our Board of Directors.
       The section of the prospectus entitled “The Partnership Agreement — Indemnification” discloses that we will generally indemnify officers, directors and affiliates of our general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference. Reference is also made to the Underwriting Agreement to be filed as an exhibit to this registration statement in which Calumet GP, LLC and certain of its affiliates will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that may be required to be made in respect of these liabilities. Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other persons from and against all claims and demands whatsoever.

Item 15.	Recent Sales of Unregistered Securities.
       In September 2005, in connection with the formation of Calumet Specialty Products Partners, L.P. (the “Partnership”) the Partnership issued to (i) Calumet GP, LLC the 2% general partner interest in the Partnership for $20 and (ii) The Heritage Group, F. William Grube, Calumet, Incorporated, Fred Fehsenfeld, Jr. and certain trusts for the benefit of the Fehsenfeld family the 98% limited partner interest in the Partnership for $980. The issuance was exempt from registration under Section 4(2) of the Securities Act. There have been no other sales of unregistered securities.

Item 16.	Exhibits and Schedules.
(a) Exhibits
       The following documents are filed as exhibits to this registration statement:

Exhibit
Number			Description

1	.1*	—	Form of Underwriting Agreement
1	.2*	—	Form of Direct Unit Purchase Agreement Among Calumet Specialty Products Partners, L.P. and Messrs. Fred M. Fehsenfeld, Sr., Mac Fehsenfeld and Frank B. Fehsenfeld
3	.1**	—	Certificate of Limited Partnership of Calumet Specialty Products Partners, L.P.

Exhibit
Number			Description

3.2		—	Form of Amended and Restated Limited Partnership Agreement of Calumet Specialty Products Partners, L.P. (included as Appendix A to the Prospectus and including specimen unit certificate for the common units)
3	.3**	—	Certificate of Formation of Calumet GP, LLC
3	.4*	—	Amended and Restated Limited Liability Company Agreement of Calumet GP, LLC
5.1		—	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered
8	.1*	—	Opinion of Vinson & Elkins L.L.P. relating to tax matters
10	.1*	—	Term Loan Credit Facility
10.2		—	Calumet Specialty Products Partners, L.P. Long-Term Incentive Plan
10	.3*	—	Form of Contribution, Conveyance and Assumption Agreement
10.4		—	Form of Unit Option Grant
10.5		—	Form of Omnibus Agreement
10.6		—	Crude Oil Supply Contract With Plains Marketing, L.P.
10	.7*	—	Form of William F. Grube Employment Contract
10	.8*	—	Revolving Credit Facility
21	.1*	—	List of Subsidiaries of Calumet Specialty Products Partners, L.P.
23.1		—	Consent of Ernst & Young LLP
23.2		—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1)
23	.3*	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)
24	.1**	—	Powers of Attorney

*	To be filed by amendment.

**	Previously filed.

(b) Financial Statement Schedule
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors of
Calumet Lubricants Co., Limited Partnership
       We have audited the consolidated financial statements of Calumet Lubricants Co., Limited Partnership as of December 31, 2004 and 2003, and the related consolidated statements of operations, partners’ capital, and cash flows for each of the three years in the period ended December 31, 2004, and have issued our report thereon dated September 2, 2005 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of Form S-1 of this Registration Statement. This schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits.
       In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP
Indianapolis, Indiana
September 2, 2005

CALUMET LUBRICANTS CO., LIMITED PARTNERSHIP
(Parent Company Only)
CONDENSED BALANCE SHEETS
(in thousands)

	December 31

	2003	2004

Assets
Current assets:
Cash	$68	$64
Accounts receivable:
Trade, less allowance for doubtful accounts of $242 in 2002, $240 in 2003, and $380 in 2004	37,201	38,810
Other	2,326	19,632

	39,527	58,442

Inventories	62,686	29,978
Prepaid expenses	8,800	13,457
Derivative assets	9,389	—
Deposits and other current assets	26	3,150

Total current assets	120,496	105,091
Property, plant and equipment, net	89,938	52,343
Investment in subsidiaries	—	79,901
Other noncurrent assets, net	2,610	121
Equity investments in unconsolidated affiliates	3,897	—

Total assets	$216,941	$237,456

Liabilities and partners’ capital
Current liabilities:
Accounts payable	$32,263	$38,187
Accrued salaries, wages and benefits	655	1,554
Turnaround costs	1,852	736
Other taxes payable	488	329
Asset retirement obligation	1,376	100
Other accrued expenses	1,784	1,833
Other current liabilities	5,373	2,011
Current portion of long-term debt	—	—
Derivative liability	—	3,918

Total current liabilities	43,791	48,668
Long-term debt with limited partners, less current portion	146,853	154,274
Other noncurrent liabilities	753	—

Total liabilities	191,397	202,942

Commitments and contingencies
Total partners’ capital	25,544	34,514

Total liabilities and partners’ capital	$216,941	$237,456

See accompanying note to condensed financial statements.

CALUMET LUBRICANTS CO., LIMITED PARTNERSHIP
(Parent Company Only)
CONDENSED STATEMENTS OF OPERATIONS
(in thousands except per unit data)

	Years Ended December 31

	2002	2003	2004

Sales	$316,350	$430,381	$508,955
Cost of sales	268,911	385,890	463,589

Gross profit	47,439	44,491	45,366

Operating costs and expenses:
Selling, general and administrative	9,066	9,432	12,717
Transportation	25,449	28,139	31,311
Taxes other than income taxes	2,404	2,419	2,162
Other	851	905	795

	37,770	40,895	46,985
Restructuring, decommissioning and asset impairments	541	6,694	317

Operating income (loss)	9,128	(3,098)	(1,936)

Other income (expense):
Equity in net loss of subsidiaries	—	—	(4,702)
Equity in income (loss) of unconsolidated affiliates	2,442	867	(427)
Interest expense	(7,435)	(9,493)	(8,939)
Gain on derivative instruments	1,058	6,267	24,898
Other	88	32	76

Total other income (expense)	(3,847)	(2,327)	10,906

Net income (loss)	$5,281	$(5,425)	$8,970

General Partner’s interest in net income (loss)	$528	$(542)	$897
Limited Partners’ interest in net income (loss)	$4,753	$(4,883)	$8,073
Basic and diluted net income (loss) per limited partner unit	$4,753	$(4,883)	$8,073

See accompanying note to condensed financial statements.

CALUMET LUBRICANTS CO., LIMITED PARTNERSHIP
(Parent Company Only)
CONDENSED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31

	2002	2003	2004

Operating activities
Net income (loss)	$5,281	$(5,425)	$8,970
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation	5,324	6,181	5,820
Amortization	552	588	395
Provision for doubtful accounts	16	12	139
Loss on disposal of property, plant and equipment	—	943	37
Equity in (income) loss of unconsolidated affiliates	(2,442)	(867)	427
Equity in net loss of subsidiaries	—	—	4,702
Restructuring charge	—	874	—
Other	(1,633)	926	332
Dividends received from unconsolidated affiliates	2,925	750	3,470
Changes in assets and liabilities:
Accounts receivable	(1,025)	(4,670)	(35,234)
Inventories	(16,984)	15,547	(10,758)
Prepaid expenses	(6,402)	(834)	(5,669)
Derivative assets	(2,417)	(6,265)	9,057
Deposits and other current assets	7,697	271	(3,124)
Other noncurrent assets	(1,524)	(550)	544
Accounts payable	9,587	(1,809)	19,304
Accrued salaries, wages and benefits	(1,115)	(1,107)	1,430
Accrued turnaround costs	(965)	375	70
Other taxes payable	38	191	(138)
Asset retirement obligation	—	1,376	(1,276)
Other accrued expenses	(580)	544	655
Other current liabilities	857	436	(3,362)
Derivative liability	(1,265)	—	3,918
Other noncurrent liabilities	(251)	(439)	(753)

Net cash (used in) provided by operating activities	(4,326)	7,048	(1,044)
Investing activities
Investment in subsidiaries	—	—	(19)
Additions to property, plant and equipment	(10,164)	(12,163)	(15,144)
Proceeds from disposal of property, plant and equipment	240	223	103

Net cash used in investing activities	(9,924)	(11,940)	(15,060)
Financing activities
Debt issuance costs	—	—	(1,321)
Proceeds from borrowings — credit agreements with limited partners	291,439	260,159	586,410
Payments of borrowings — credit agreements with limited partners	(277,230)	(255,275)	(568,989)

Net cash provided by financing activities	14,209	4,884	16,100

Net decrease in cash	(41)	(8)	(4)
Cash at beginning of year	117	76	68

Cash at end of year	$76	$68	$64

Supplemental disclosure of cash flow information
Interest paid	$7,500	$9,189	$8,861

See accompanying note to condensed financial statements.

CALUMET LUBRICANTS CO., LIMITED PARTNERSHIP
(Parent Company Only)
NOTE TO CONDENSED FINANCIAL INFORMATION
For the Three Years in the Period Ended December 31, 2004
Note 1 — Basis of Presentation
       The accompanying financial statements have been prepared to present the financial position, results of operations and cash flows of Calumet Lubricants Co., Limited Partnership (Parent Company Only). Investments in subsidiaries are stated at cost plus equity in losses of the subsidiaries from the date of acquisition. This condensed financial information of registrant (Parent Company Only) should be read in conjunction with the consolidated financial statements of Calumet Lubricants Co., Limited Partnership.

Item 17.	Undertakings.
       The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
       Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
       The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
       The registrant undertakes to send to each limited partner at least on an annual basis a detailed statement of any transactions with Calumet GP, LLC or its affiliates, and of fees, commissions, compensation and other benefits paid, or accrued to Calumet GP, LLC or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.
       The registrant undertakes to provide to the limited partners the financial statements required by Form 10-K for the first full fiscal year of operations of the partnership.

SIGNATURES
       Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 1 to Registration Statement No. 333-128880 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Indianapolis, State of Indiana, on November 16, 2005.

Calumet Specialty Products Partners, L.P.

By:	Calumet GP, LLC

its General Partner

By:	/s/ F. William Grube

Name: F. William Grube

Title:	President and Chief Executive Officer
       Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to Registration Statement No. 333-128880 has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ F. William Grube F. William Grube	President and Chief Executive Officer (Principal Executive Officer)	November 16, 2005

/s/ R. Patrick Murray, II R. Patrick Murray, II	Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	November 16, 2005

/s/ Fred M. Fehsenfeld, Jr. Fred M. Fehsenfeld, Jr.	Director	November 16, 2005

INDEX

Exhibit
Number			Description

1	.1*	—	Form of Underwriting Agreement
1	.2*	—	Form of Direct Unit Purchase Agreement Among Calumet Specialty Products Partners, L.P. and Messrs. Fred M. Fehsenfeld, Sr., Mac Fehsenfeld and Frank B. Fehsenfeld
3	.1**	—	Certificate of Limited Partnership of Calumet Specialty Products Partners, L.P.
3.2		—	Form of Amended and Restated Limited Partnership Agreement of Calumet Specialty Products Partners, L.P. (included as Appendix A to the Prospectus and including specimen unit certificate for the common units)
3	.3**	—	Certificate of Formation of Calumet GP, LLC
3	.4*	—	Amended and Restated Limited Liability Company Agreement of Calumet GP, LLC
5.1		—	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered
8	.1*	—	Opinion of Vinson & Elkins L.L.P. relating to tax matters
10	.1*	—	Term Loan Credit Facility
10.2		—	Calumet Specialty Products Partners, L.P. Long-Term Incentive Plan
10	.3*	—	Form of Contribution, Conveyance and Assumption Agreement
10.4		—	Form of Unit Option Grant
10.5		—	Form of Omnibus Agreement
10.6		—	Crude Oil Supply Contract With Plains Marketing, L.P.
10	.7*	—	Form of William F. Grube Employment Contract
10	.8*	—	Revolving Credit Facility
21	.1*	—	List of Subsidiaries of Calumet Specialty Products Partners, L.P.
23.1		—	Consent of Ernst & Young LLP
23.2		—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1)
23	.3*	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)
24	.1**	—	Powers of Attorney

*	To be filed by amendment.

**	Previously filed.